As filed with the Securities and Exchange Commission on April 10, 2014
No. 333-194467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PHIBRO ANIMAL HEALTH CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	2834	13-1840497
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Glenpointe Centre East, 3rd Floor
300 Frank W. Burr Boulevard, Suite 21
Teaneck, New Jersey 07666-6712
(201) 329-7300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jack C. Bendheim
President and Chief Executive Officer
Glenpointe Centre East, 3rd Floor
300 Frank W. Burr Boulevard, Suite 21
Teaneck, New Jersey 07666-6712
(201) 329-7300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Joshua N. Korff, Esq. Christopher Kitchen, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Robert W. Downes, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one): ☐

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Class A common stock, $0.0001 par value per share	13,529,750	$18.00	$243,535,500	$31,368	(4)

(1)
  Includes 1,764,750 shares subject to the underwriter’s option to purchase additional shares.
(2)
  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)
  Includes the offering price of any additional shares of Class A common stock that the underwriters have the option to purchase.
(4)
  $31,368 previously paid.
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.
Subject to Completion
Preliminary Prospectus dated April 10, 2014
P R O S P E C T U S
11,765,000 Shares

Phibro Animal Health Corporation
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Phibro Animal Health Corporation. We are offering 7,352,941 shares of our Class A common stock.(1)
The selling stockholder is offering 4,412,059 shares of our Class A common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.(1)
(1)
  The number of shares being offered assumes the shares will be sold at the midpoint of the range set forth below. Should the share price to the public be different than the midpoint of the range, the number of shares that we and the selling stockholder sell will change proportionately so that the aggregate price to the public of shares we sell will equal $125 million.
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price per share of the Class A common stock is expected to be between $16.00 and $18.00. We have applied to list our Class A common stock on the NASDAQ Stock Market (“NASDAQ”) under the symbol “PAHC.” After the completion of this offering, certain of the holders of shares of our Class B common stock will hold interests representing a majority of our outstanding voting power. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of NASDAQ.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 17.

	Per Share	Total
Price to public	$	$
Underwriting discounts(2)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses to the selling stockholder	$	$

(2)
  See also “Underwriting” beginning on page 151 for a full description of compensation in connection with this offering.
The underwriters have an option to purchase up to 1,764,750 additional shares from the selling stockholder at the initial public offering price, less the underwriting discount. The underwriters can exercise this option at any time and from time to time within 30 days from the date of this prospectus.
Delivery of the shares of Class A common stock will be made on or about            , 2014.

BofA Merrill Lynch	Morgan Stanley	Barclays

Guggenheim Securities	Macquarie Capital	Cantor Fitzgerald & Co.

The date of this prospectus is            , 2014.

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
i

EMERGING GROWTH COMPANY STATUS
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Section 404”), or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not made a decision regarding whether to take advantage of all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our Class A common stock less attractive as a result. If some investors find our common stock less attractive, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
Pursuant to Section 102 of the JOBS Act, we have provided reduced executive compensation disclosure, including the elimination of compensation discussion and analysis.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We could remain an emerging growth company for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Class A common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.
MARKET, RANKING AND OTHER INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from Vetnosis Limited (“Vetnosis”), a research and consulting firm specializing in global animal health and veterinary medicine, and management estimates. Vetnosis is a leading provider of research products, commercial information and analysis of the global animal health sector. The information from Vetnosis contained in this prospectus was not prepared by Vetnosis on our behalf. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. We believe these estimates are reasonable as of the date of this prospectus, or if an earlier date is specified, as of such earlier date. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information is subject to change and cannot always be verified due to limits on the availability and reliability of independent sources, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey of market shares. In addition, purchasing patterns and consumer preferences can and do change. As a result, you should be aware that market share, ranking and other similar data set forth in this prospectus, and estimates and beliefs based on such data, may not be reliable.
TRADEMARKS, SERVICE MARKS AND TRADE NAMES
The following trademarks and service marks used throughout this prospectus belong to, are licensed to, or are otherwise used by us in our business: Stafac®; Eskalin™; V-Max®; Terramycin®; Neo-Terramycin®; Neo-TM™; TM-50®; TM-100™; Mecadox®; Nicarb®; Boviprol™; Bloat Guard®; Aviax®; Aviax II™; Aviax Plus™; Coxistac™; Posistac™; Banminth®; Cerditac™; Cerdimix™; Rumatel®; OmniGen-AF®; Animate®; Procreatin 7®; NutrafitoPlus™; Chromax®; Provia 6086™; Safmannan®; Biosaf®; AB20®; Lactrol®; and TAbic®.
ii

PROSPECTUS SUMMARY
The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Forward-Looking Statements.”
In this prospectus, unless the context requires otherwise, references to “PAHC” refer to Phibro Animal Health Corporation, the issuer of the Class A common stock offered hereby, and references to “the Company,” “we,” “our,” or “us” refer to PAHC and, as appropriate in the context, its consolidated subsidiaries.
Our Company
Phibro Animal Health Corporation is one of the leading animal health companies in the world and is dedicated to helping meet the growing demand for animal protein. We are a global diversified animal health and mineral nutrition company. For nearly 40 years we have been committed to providing livestock producers with value-based products and solutions to help them maintain and enhance the health and productivity of their animals. We sell more than 1,100 product presentations in over 65 countries to approximately 2,850 customers. We develop, manufacture and market products for a broad range of food animals including poultry, swine, beef and dairy cattle and aquaculture. Our products help prevent, control and treat diseases, enhance nutrition to help improve health and performance and contribute to balanced mineral nutrition.
We believe we are the only global company with an animal health business that concentrates exclusively on animals for human consumption and are one of the few global companies offering a comprehensive range of animal health and mineral nutrition products. We believe our key products such as Stafac®, Nicarb®, and OmniGen-AF® (“OmniGen”) enjoy strong brand name recognition and customer loyalty in the markets we serve. We believe our vaccines are recognized as a standard in efficacy against highly virulent disease challenges and our patented TAbic® vaccine delivery technology provides superior convenience and logistical benefits over conventional glass bottles. The foundation of our product portfolio is based on several key proprietary molecules and formulations that are supported by additional complementary products, which help address important customer needs. As an example of our portfolio depth, we believe over 5.4 billion of the 8.5 billion broiler chickens produced in the United States in 2012 received at least one of our products.
We are further differentiated by our team of highly trained and dedicated professionals who provide technical service and support for our products and offer practical solutions to our customers. Within our Animal Health and Mineral Nutrition segments, utilizing both our sales, marketing and technical support organization of approximately 225 employees and a broad distribution network, we market our portfolio of more than 1,000 product presentations to livestock producers and veterinarians in over 65 countries. Technical support and research is an important aspect of our overall sales effort. Our global reach allows us to connect with key global customers at their corporate, regional and local decision-making levels, and we are implementing a strategy for working with our customers with the broadest and most complex needs by assigning a key account manager to have global responsibility for leading our sales, service, product supply and strategic relationship commitments to these customers (our “Global Key Account Strategy”). We believe our close contact with customers provides us with an in-depth understanding of their businesses and allows us to identify and develop products to address unmet customer needs, anticipate emerging trends and establish ourselves as trusted advisors to our customers.
We have focused our efforts in high value geographies (regions where the majority of livestock production is consolidated in large commercial farms) such as the United States, Brazil, China, Russia, Mexico, Australia, Turkey, Israel, Canada and Europe, and we believe we are well positioned to further accelerate our growth with our established network of sales, marketing and distribution professionals in emerging markets in Latin America, Asia Pacific, Europe and Africa.

In addition to animal health and mineral nutrition products, we manufacture and market specific ingredients for use in the personal care, automotive, industrial chemical and chemical catalyst industries.
For the fiscal year ended June 30, 2013, our net sales were $653.2 million, our net income was $24.9 million and our Adjusted EBITDA was $75.8 million. For the six months ended December 31, 2013, our net sales were $335.0 million, our net income was $8.1 million and our Adjusted EBITDA was $43.9 million. Our revenue stream is well-balanced and diversified by product, geography and customers, and our largest single customer (a distributor) represented approximately 8% of net sales for fiscal year 2013. We manage our business in three segments—Animal Health, Mineral Nutrition and Performance Products—each with its own dedicated management and sales team, for enhanced focus and accountability. Our Animal Health business contributed 59% of our net sales and 85% of our Adjusted EBITDA (excluding unallocated corporate costs) for fiscal year 2013, and we expect Animal Health will continue to be the key driver of our future growth. Our Mineral Nutrition business contributed 31% of our net sales and 12% of our Adjusted EBITDA (excluding unallocated corporate costs) for fiscal year 2013. Our Performance Products business contributed 10% of our net sales and 3% of our Adjusted EBITDA (excluding unallocated corporate costs) for fiscal year 2013. See “Summary Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income.
Animal Health Industry
The global livestock animal health sector represented approximately $13.3 billion of sales in 2012, or approximately 60% of the global animal health medicines and vaccines market. Vetnosis projects the global livestock animal health market to grow at a compound annual rate of 6% between 2012 and 2017. We believe this growth will be driven by:
•
  global demographic trends such as population growth and increasing standards of living. As the global population continues to grow in size and improve in standard of living, it is forecast that people will consume an increasing amount of animal protein and dairy, both in the aggregate and on a per capita basis;
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  increasingly scarce natural resources, such as water and arable land to support livestock, driving a need for improved efficiency of livestock producers;
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  significant pressure on producers to improve productivity while navigating heightened food safety and biosecurity regulations; and
•
  changing producer dynamics as food supply becomes increasingly global. Producers in many of the largest emerging market countries are not able to meet the rapid growth in local demand, leading to increased global trade in protein, increased sophistication of producers and migration towards industrial scale production.
These factors put increasing economic and other pressures on producers to raise larger numbers of animals together, which in turn, increases bacterial and other disease pressures.
There is considerable scientific and regulatory debate concerning whether the use of antibiotics in livestock can increase the risk to humans who consume meat potentially containing antibiotic-resistant organisms. For example, the United States Food and Drug Administration (the “FDA”) recently announced a plan to help phase out the use of medically important antibiotics in livestock feed for growth promotion and/or feed efficiency purposes. However, the recent FDA guidance provides for continued use of antibiotics in food-producing animals for treatment, control and prevention of disease under the supervision of a veterinarian. We believe most rigorous analyses have shown that, when used properly, these products create little to no risk for humans. Furthermore, this risk must be balanced against the benefits of permitting the use of antibiotics in animals, which we believe include the prevention, control and treatment of disease for animal welfare, the preservation of scarce natural resources to reduce the impact of agriculture on the environment, the safety and sustainability of the food supply and the need to feed the world’s growing population.
Business Segments
We believe our business is uniquely positioned to capitalize on both the local and global trends outlined. We manage our business in three segments—Animal Health, Mineral Nutrition and Performance Products.

•
  Animal Health (Fiscal Year 2013 net sales of $384.9 million). Our Animal Health business develops, manufactures and markets more than 550 product presentations, including:
•
  antibacterials, which inhibit the growth of pathogenic bacteria that cause bacterial infections in animals; anticoccidials, which inhibit the growth of coccidia (parasites) that damage the intestinal tract of animals; and related products (medicinal feed additives (“MFAs”) and Other);
•
  nutritional specialty products, which enhance nutrition to help improve health and performance (Nutritional Specialties); and
•
  vaccines, which cause an increase in antibody levels against a specific virus or bacterium, thus preventing infection from viral or bacterial antigens (Vaccines).

  We believe the costs of our products are small relative to other livestock production costs, including feed, and offer high return on investments by improving overall animal health, resulting in improved production yields and economic outcomes for producers.
•
  Mineral Nutrition (Fiscal Year 2013 net sales of $203.2 million). Our Mineral Nutrition business manufactures and markets more than 450 formulations and concentrations of trace minerals such as zinc, manganese, copper, iron and other compounds, with a focus on customers in North America. Our customers use these products to fortify the daily feed requirements of their livestock diets and maintain an optimal balance of trace elements in their animals. Volume growth in the mineral nutrition sector is primarily driven by livestock production numbers, while pricing is based on costs of the underlying minerals.
•
  Performance Products (Fiscal Year 2013 net sales of $65.0 million). Our Performance Products business manufactures and markets a number of specialty ingredients for use in the personal care, automotive, industrial chemical and chemical catalyst industries, predominantly in the United States.
Competitive Strengths
We believe the following strengths create sustainable competitive advantages that will enable us to continue our growth as a leader in our industry:
•
  Products Aligned with Need for Increased Protein Production. Our key Animal Health products, including our MFAs, vaccines and nutritional specialty products, help prevent and manage disease outbreaks and enhance nutrition to help support natural defenses against diseases. These products are often critical to our customers’ efficient production of healthy animals. As an example, our nutritional product offerings like OmniGen are used increasingly in the global dairy industry. In the United States, we estimate approximately 20% of the total 9 million dairy cow herd receive OmniGen.
•
  Global Presence with Existing Infrastructure in Key High-Growth Markets. We have an established direct presence in many important emerging markets, and we believe we are a leader in many of the emerging markets in which we operate. Our existing operations in 14 countries and established sales, marketing and distribution network in over 65 countries, provide us with opportunities to take advantage of global growth opportunities. Outside of the United States, our global footprint reaches to key high growth regions (regions where the livestock production growth rate is expected to be higher than the average global growth rate) including Brazil and other countries in South America, China, India and Asia/Pacific, Russia and former members of the Commonwealth of Independent States (“CIS”) countries, Mexico, Turkey, Australia, Canada and South Africa and other countries in Africa. We are planning to establish additional sales and technical offices in key developing regions such as Latin America and Asia, where protein consumption is expected to nearly double by 2050. Our operations in countries outside of the United States contributed approximately 37% of our revenues for the year ended June 30, 2013. According to an IMS Industry Market Survey, we were the fastest growing animal health company in Brazil in 2012.

•
  Leading Positions in High Growth Sub-sectors of the Animal Health Market. We are a global leader in the development, manufacture and commercialization of MFA products for the animal health market, a sector that, according to Vetnosis, is projected to grow at a compound annual rate of approximately 5.3% between 2012 and 2017. Measured by revenues, we were the 3rd largest business in the MFA sector in 2012. We believe we are well positioned in the fastest growing food animal species segments of the animal health market with significant presence in poultry and swine, which are projected by Vetnosis to grow globally at compound annual rates between 2012 and 2017 of 6.2% and 6.6%, respectively.
•
  Diversified and Complementary Product Portfolio with Strong Brand Name Recognition. We market products across the three largest livestock species (poultry, cattle and swine) and the major product categories (MFAs, vaccines and nutritional specialty products). We believe our diversity of species and product categories enhances our sales mix and lowers our sales concentration risk. The complementary nature of our Animal Health and Mineral Nutrition portfolio provides us with unique cross-selling opportunities that can be used to gain access to new customers or deepen our relationships with existing customers. We believe we have strong brand name recognition for Phibro and our Animal Health and Mineral Nutrition products.
•
  Experienced Sales Force and Technical Support Staff with Strong, Consultative Customer Relationships. Within our Animal Health and Mineral Nutrition segments, utilizing both sales, marketing and technical support organization of approximately 225 employees and a broad distribution network, we market our portfolio of more than 1,000 product presentations to livestock producers and veterinarians in over 65 countries. We interact with customers at both their corporate and operating levels, which we believe allows us to develop an in-depth understanding of their needs, and are implementing a Global Key Account Strategy for working with our customers with the broadest and most complex needs. We believe our frequent and close interactions with our customers help us to establish a trusted advisor relationship. We believe the challenges facing our customers will continue to evolve as commercial agricultural food production continues to grow. We believe our strong customer relationships will put us in a position to introduce new products and applications that best address our customers’ still unmet or emerging needs.
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  Products That Make Important Contributions to Our Customers’ Success. We believe our products are critical to the health and performance of our customers’ livestock, and typically represent a relatively small percentage of their total end-product cost. We believe many livestock producers target at least $3 of expected savings for every $1 spent on animal health products. Our customers’ data collection systems are generally sophisticated and are able to measure multiple inputs and results and translate those results into the economic benefit provided. For example, an ongoing project involving studies at 427 dairies in the United States with more than 270,000 cows demonstrated that using our OmniGen-AF nutritional specialty product resulted in a 23% reduction in total herd death loss and significant reductions in cows delivered to the hospital pen, as well as reductions in cases of ketosis, mastitis, metritis and retained fetal membrane. The studies also showed use of OmniGen resulted in increased milk production and higher quality milk, as measured by a decrease in somatic cell count (a standard measure of milk quality). These effects result in significant economic benefits to the producers. Despite their meaningful benefits in animal health outcomes and producer economics, our products typically represent a small portion of total animal production costs. As such, we believe our products represent a key component of value creation for our customers.
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  Experienced, Committed Employees and Management Team. We have a diverse and highly skilled team of animal health professionals, including technical and field service personnel located in key countries throughout the world. These individuals have extensive field experience and are vital to helping us maintain and grow our business. Our field team consists of more than 180 people, a substantial portion of whom have more than 20 years of experience in the animal health industry and many of whom have been with us for more than 10 years. We have a strong management team with a proven track record of success at both the corporate and operating levels. The executive management team has diverse backgrounds and an average of approximately 17 years of experience in the animal health industry.
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  Track Record of Growth and Significant Cash Flow Generation. Over the past three years, we have demonstrated an ability to grow our revenues and to grow our profitability at a rate that meaningfully exceeds our revenue growth. Our total net sales and Adjusted EBITDA grew at compound annual growth rates (“CAGRs”) of 2.8% and 14.4%, respectively, from fiscal year 2011 to fiscal year 2013. Our Adjusted EBITDA margin improved 220 basis points (“bps”), growing from 9.4% in fiscal year 2011 to 11.6% in fiscal year 2013. Our Animal Health segment was the principal driver of the strong growth and margin expansion. Animal Health net sales and Adjusted EBITDA grew at CAGRs of 5.6% and 17.5%, respectively, from fiscal year 2011 to fiscal year 2013. Animal Health’s Adjusted EBITDA margin improved 420 bps, growing from 17.4% in fiscal year 2011 to 21.6% in fiscal year 2013. See “Summary Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income.
Growth Strategies
We are committed to maintaining the health of animals and bringing solutions to our customers who raise and care for them. We intend to continue to grow our business by pursuing the following core strategies:
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  Continue Our Expansion into High-Growth Emerging Markets. We believe our global presence and existing infrastructure puts us in a strong position to take advantage of the rise in global demand for animal protein. Key drivers of revenue expansion for our MFA product line stem from industry growth trends in emerging markets, including protein demand growth and producer demand for effective and sophisticated products to manage their production. We believe the rapid growth of protein consumption in emerging markets will present us with opportunities to gain new customers and expand our relationships with our existing customers. Furthermore, we believe consolidation and greater sophistication of livestock producers in emerging markets will drive adoption of our products as producers seek to achieve greater benefits of scale and technology. In addition to implementation of our Global Key Account Strategy, we plan to expand our local sales teams to enable us to introduce a greater number of products and increase our sales penetration. We believe our local sales teams will facilitate enhanced and frequent customer interaction and will allow us to more efficiently develop new products and applications in response to the needs of our customers.
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  Leverage Proprietary Vaccine Technologies to Increase Sales in Poultry. We have developed TAbic®, an innovative and proprietary delivery platform for vaccines. TAbic® is a patented platform technology for formulation and delivery of vaccines in effervescent tablets, packaged in sealed aluminum blister packages. The technology replaces the conventional glass bottles commonly used today and offers significant advantages, including transport and storage requirements, customer handling and disposal. We believe that we are well-positioned to increase vaccine sales in key emerging markets such as Brazil and other countries in South America, China, India and Asia/Pacific, Europe, Russia and former CIS countries, Mexico, Turkey, Australia, Israel, and South Africa and other countries in Africa. We recently were named the exclusive distributor of Epitopix’s autogenous vaccines for chickens in the United States, which contain proprietary Sideophore Receptors and Porins (SRP®) technology and provide us entry into the United States vaccine business.
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  Continue Our Growth of Nutritional Specialties, Including Cross-Selling with Other Products in Our Animal Health and Mineral Nutrition Portfolio. We estimate OmniGen has achieved over 20% penetration into the total 9 million U.S. dairy cow herd and is poised for additional U.S. growth. We have in the last year launched OmniGen in several European countries and Brazil, focused on our target segment of progressive industrial producers (industrial producers who practice modern dairy production techniques) representing approximately 15 million dairy cows in Europe and almost 2 million dairy cows in Brazil. In the rapidly growing progressive industrial dairy segment in China, which has approximately 5 million dairy cows, we are working on obtaining regulatory approval for OmniGen. We believe we can leverage our MFAs and Vaccine businesses to drive increased sales of OmniGen, Animate® and other nutritional specialty products in the United States, European, Brazilian, Chinese and other high growth dairy markets. In addition, in the U.S. we have successfully leveraged our significant presence to market our innovative Animal Health products to the same customers that buy our Mineral Nutrition products. Our sales professionals already employ these cross-selling techniques and we believe there is opportunity to further leverage these relationships and increase our sales penetration across all of our product categories.
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  Transition to a Direct Sales Model in Key Markets. We believe our historical direct sales model in the United States and other countries has helped us gain high penetration and provides us with a superior return on investment compared with the use of third party distributors. We believe direct interactions help us better support and educate our customers regarding disease awareness, which in turn encourages them to adopt new and more sophisticated animal health solutions, including the use of our MFAs, vaccines and nutritional specialty products. In addition, this model enables us to have direct involvement with the regulatory approval process in these countries, which in our experience has allowed us to be more successful in obtaining regulatory approvals on a more timely basis. In countries such as Brazil, China, Turkey and South Africa, we have also successfully completed the transition to a direct sales and/or demand creation and service model where the increasing breadth of our product portfolio has made it economically attractive. Over time, we plan to transition to a direct sales and technical service model in a number of emerging markets for our Animal Health business.
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  Enhance Gross Profit through Product Mix and Recent Investments in Manufacturing Capacity. Our Animal Health segment has higher gross profit margins than the Mineral Nutrition and Performance Products segments. We expect our Animal Health segment will continue to grow faster than the Mineral Nutrition and Performance Products segments, which will lead to further opportunities for margin expansion. Our recent capital expenditure program has reduced our manufacturing costs for proprietary products and substantially expanded our manufacturing capacity. We believe our manufacturing capacity will allow us to enter new market segments at attractive margins where other higher-cost animal health companies will be at a competitive disadvantage.
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  Deliver New Product Innovation Through Focused Research & Development Investment. We will continue to invest in research and development (“R&D”) to deliver innovation and to create further uses and applications for our products. We will also continue to invest in our pipeline of product development initiatives to support the growth of our Animal Health products including new indications for use of our existing products in current and additional species.
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  Remain a Partner of Choice for New Products and Technologies. In addition to in-house development, we believe we are well positioned to remain a desirable company for developers of new products and technologies to work with in commercialization, marketing and distribution of products based on our experience and successful track record. We believe our global sales and marketing reach and strong reputation make us an attractive candidate for distribution/licensing agreements. We intend to continue to expand the scope of our existing partnerships by collaborating on new products and technologies that can add value to our customers, just as our significant presence in the Mineral Nutrition business and routine contact with the entire supply chain helped us to identify and bring in-house promising nutritional specialty products such as OmniGen and Animate®. We also intend to continue to grow our business through focused acquisitions, asset and technology purchases, in-licensing transactions and new strategic partnerships.

Risk Factors
An investment in our Class A common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Class A common stock. Among these important risks are the following:
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  an expansion of the regulatory restrictions on the use of antibacterials in food-producing animals could result in a decrease in our revenues;
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  a material portion of our sales and gross profits are generated by antibacterials and other related products;
•
  we face competition in each of our markets from a number of large and small companies, some of which have greater financial, R&D, production and other resources than we have;
•
  outbreaks of animal diseases could significantly reduce demand for our products;
•
  perceived adverse effects on human health linked to the consumption of food derived from animals that utilize our products could cause a decline in the sales of such products;
•
  our business may be negatively affected by weather conditions and the availability of natural resources;
•
  our business is subject to risk based on customer exposure to rising costs and reduced customer income;
•
  the continuing trend toward consolidation of certain customer groups as well as the emergence of large buying groups could negatively affect our sales volume and prices of our products;
•
  advances in veterinary medical practices and animal health technologies could negatively affect demand for our products;
•
  the misuse or extra-label use of our products may harm our reputation or result in financial or other damages;
•
  our multiple class structure and the concentration of our voting power with certain of our stockholders will limit your ability to influence corporate matters, and conflicts of interest between certain of our stockholders and us or other investors could arise in the future;
•
  anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable; and
•
  following the offering, we will be classified as a controlled company” and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Recent Developments
Dividend
On February 26, 2014, the Board of Directors approved a $25 million pro rata dividend to be distributed to the existing holders of common shares of the Company (the “Dividend”). On February 28, 2014, we paid the Dividend to the existing holders of common shares of the Company.
Domestic Senior Credit Facility Amendment
On February 28, 2014, we amended our existing domestic senior credit facility (the “Domestic Senior Credit Facility”) to permit the Dividend.

Refinancing
Concurrently with and conditioned upon completion of this offering, we expect to enter into a $100 million revolving credit facility (the “2014 Revolving Credit Facility”) and $290 million senior secured term loan facility (the “2014 Senior Secured Term Loan Facility,” together with the 2014 Revolving Credit Facility, the “New Credit Facilities”). The 2014 Revolving Credit Facility is expected to have an interest rate of 2.75% plus LIBOR. The 2014 Senior Secured Term Loan Facility is expected to have an interest rate of 3.00% plus LIBOR, with a LIBOR floor of 1.00%. The maturity date of the 2014 Revolving Credit Facility and the maturity date of the 2014 Senior Secured Term Loan Facility are expected to be the fifth and seventh anniversaries of the closing date of the New Credit Facilities, respectively. The foregoing terms are not final and will depend upon the results of negotiations with lenders. See “Description of Certain Indebtedness.” A portion of the proceeds from the New Credit Facilities, together with the net proceeds of this offering, will be used to repay in full our 9.25% senior notes due July 1, 2018, the amounts currently outstanding under the term loan payable to Mayflower, the term loan payable to BFI and the Domestic Senior Credit Facility and pay fees and expenses. The Domestic Senior Credit Facility will be terminated following such repayment. The resulting estimated annual interest savings are expected to be $20.8 million. We will record a loss on extinguishment of debt of approximately $26.7 million upon repayment of our existing debt. See also “Use of Proceeds” and “Capitalization.”
Our Corporate Information
We are organized in Delaware. BFI Co., LLC (“BFI”), a Bendheim family investment vehicle, and Mayflower Limited Partnership (“Mayflower”), a limited partnership that is managed by 3i Investments plc and advised by 3i Corporation, and whose sole limited partner is 3i Group plc, the ultimate parent company of both 3i Investments plc and 3i Corporation, are our controlling stockholders and, as of December 31, 2013, owned approximately 70.1% and 29.9% of our outstanding equity interests, respectively. Our principal executive offices are located at Glenpointe Centre East, 3rd Floor, 300 Frank W. Burr Boulevard, Suite 21, Teaneck, New Jersey 07666-6712. Our telephone number is (201) 329-7300. The address of our website is www.pahc.com. The information contained on our website does not constitute a part of this prospectus.

Organizational Structure
The chart below illustrates our corporate structure upon completion of this offering. For additional information concerning our stockholders, see “—Principal Stockholders” below.

(1)
  PAHC is a holding company and an operating company that includes the U.S. operations of a significant portion of our Animal Health and Performance Products businesses. Certain insignificant and indirect subsidiaries of PAHC are not shown for the sake of simplicity.
(2)
  Owns operating subsidiaries in Brazil, Mexico, Turkey, Hong Kong, South Africa, Canada and other international markets.
Principal Stockholders
After the consummation of this offering, 100% of our Class B common stock, representing approximately 92.8% of our voting power, will be held by BFI and approximately 28.5% of our Class A common stock, representing approximately 2.1% of our voting power, will be held by Mayflower.
BFI is a Bendheim family investment vehicle, formed as a limited liability company, owned by Jack C. Bendheim, his wife, their children and their spouses and trusts for their benefit and the benefit of his grandchildren. Mr. Bendheim has sole authority to vote the common stock of PAHC owned by BFI.
Mayflower is a Jersey limited partnership that is managed by 3i Investments plc, and advised by 3i Corporation, and whose sole limited partner is 3i Group plc, the ultimate parent company of both 3i Investments plc and 3i Corporation.

The Offering
Issuer
Phibro Animal Health Corporation.
Class A common stock offered by us
7,352,941 shares.(1)
Class A common stock offered by Mayflower, the selling stockholder
4,412,059 shares.(1)
Underwriters’ option to purchase additional shares
The selling stockholder has granted the underwriters a 30-day option to purchase up to an additional 1,764,750 shares at the public offering price less underwriting discounts.
Class A common stock to be outstanding immediately after completion of this offering
Immediately following the consummation of this offering and assuming the shares will be sold at the midpoint of the range set forth on the cover of this prospectus, we will have 16,462,561 shares of Class A common stock outstanding, after giving effect to the 0.442-for-1 stock split and reclassification of our common stock to take place immediately prior to the completion of this offering.
Class B common stock to be outstanding immediately after completion of this offering
Immediately following the consummation of this offering, we will have 21,348,600 shares of Class B common stock outstanding, after giving effect to the 0.442-for-1 stock split and reclassification of our common stock to take place immediately prior to the completion of this offering.
Use of proceeds
We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts and offering expenses payable by us, will be approximately $114.6 million, assuming the shares offered by us are sold for $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus.
We intend to use the net proceeds from the sale of Class A common stock by us in this offering to repay certain of our outstanding indebtedness, to pay related fees and expenses and for general corporate purposes. For additional information, see “Use of Proceeds.”
An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the Administrative Agent with respect to our Domestic Senior Credit Facility. In addition, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our Domestic Senior Credit Facility and will receive its respective share of

(1)
  The number of shares being offered assumes the shares will be sold at the midpoint of the range set forth on the cover of this prospectus. Should the share price to the public be different than the midpoint of the range, the number of shares that we and the selling stockholder sell will change proportionately so that the aggregate price to the public of shares we sell will equal $125 million.

any repayment by us of amounts outstanding under our Domestic Senior Credit Facility with the net proceeds of this offering. See “Use of Proceeds” and “Underwriting—Other Relationships.”
We will not receive any of the proceeds from the selling stockholder’s sale of shares in this offering. See “Use of Proceeds” and “Principal and Selling Stockholders.”
Principal stockholders
Upon completion of this offering, BFI will beneficially own a controlling interest in us. We currently intend to avail ourselves of the controlled company exemption under the corporate governance rules of NASDAQ.
Voting Rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
The shares of Class B common stock have economic rights identical to the shares of Class A common stock and will entitle the holders to 10 votes per share on all matters to be voted on by stockholders generally. We expect that immediately following this offering, the outstanding shares of Class B common stock will together entitle the holders thereof to 92.8% of the voting power of our outstanding common stock.
Holders of our Class A common stock and our Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.
Conversion of Class B common stock
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers by and among BFI, its affiliates and certain Bendheim family members, as described in the amended and restated certificate of incorporation. In addition, all shares of Class B common stock will automatically convert to shares of Class A common stock when the outstanding shares of Class B common stock and Class A common stock held by BFI, its affiliates and certain Bendheim family members, together, is less than 15% of the total outstanding shares of Class A common stock and Class B common stock, taken as a single class. See “Description of Capital Stock.”
Dividend policy
We intend to pay regular quarterly dividends to holders of our Class A common stock out of assets legally available for this purpose. While any future determination as to whether to pay dividends will be at the discretion of our Board of Directors, we currently anticipate distributing an aggregate of approximately $15 million per year to holders of our Class A and

Class B common stock, to be paid quarterly, beginning in our fiscal year 2015. Any future determination to pay dividends will also be subject to compliance with covenants in our current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our Board of Directors deems relevant. For additional information, see “Dividend Policy.”
Proposed symbol for trading
on NASDAQ
“PAHC.”
Risk factors
For a discussion of risks relating to our company, our business and an investment in our Class A common stock, see “Risk Factors” and all other information set forth in this prospectus before investing in our Class A common stock.
Unless otherwise indicated, all information in this prospectus relating to the number of shares of Class A common stock and Class B common stock to be outstanding immediately after this offering:
•
  assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which we will adopt prior to the completion of this offering;
•
  is based on the number of shares outstanding after giving effect to a 0.442-for-1 split and reclassification of our common stock into Class A and Class B common stock, which we will complete immediately prior to the consummation of this offering (assuming an offering price of $17.00 per share of Class A common stock (mid-point of the price range set forth in the cover of this prospectus));
•
  excludes 1,498,380 shares of Class A common stock issuable upon the exercise of outstanding stock options, and 386,750 shares of Class B common stock issuable upon the exercise of the outstanding BFI Warrant (as described in “Description of Certain Indebtedness”), at a weighted average exercise price of $11.83 per share;
•
  assumes (1) no exercise by the underwriters of their option to purchase up to 1,764,750 additional shares from the selling stockholder and (2) an initial public offering price of $17.00 per share, the mid-point of the price range set forth in the cover of this prospectus; and
•
  assumes the shares will be sold at the midpoint of the range set forth on the cover of this prospectus as the number of shares offered by the Company is expected to change based on the per share price.
Unless otherwise indicated, all share amounts in this prospectus relating to warrants and stock options and their related exercise prices have been adjusted to give effect to the 0.442-for-1 stock split and reclassification of our common stock to take place immediately prior to the completion of this offering.

Summary Consolidated Financial and Other Data
The following table presents our summary consolidated financial data and certain other financial data. The balance sheet data as of June 30, 2013 and 2012 and the results of operations data and cash flows data for the years ended June 30, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The balance sheet data as of December 31, 2013 and the results of operations data and cash flows data for the six months ended December 31, 2013 and 2012 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus, and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. Operating results for the six months ended December 31, 2013 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2014.
The consolidated financial and other data presented below should be read in conjunction with our audited consolidated financial statements and the related notes thereto and our unaudited interim consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical consolidated financial and other data may not be indicative of our future performance.

	Six months ended		Fiscal year ended
(in thousands, except per share amounts)	December 31, 2013	December 31, 2012	June 30, 2013	June 30, 2012	June 30, 2011
Results of operations data
Net sales	$334,970	$326,265	$653,151	$654,101	$618,333
Cost of goods sold	234,302	241,213	474,187	489,962	471,668
Gross profit	100,668	85,052	178,964	164,139	146,665
Selling, general and administrative expenses	67,253	57,687	122,233	114,814	105,429
Operating income	33,415	27,365	56,731	49,325	41,236
Interest expense(1)	17,566	17,862	35,771	35,700	34,595
Interest (income)	(112)	(82)	(142)	(281)	(307)
Foreign currency (gains) losses, net	1,813	294	3,103	1,192	(5,758)
Other (income) expense, net(2)	—	46	151	(400)	593
Loss on extinguishment of debt	—	—	—	—	20,002
Income (loss) before income taxes	14,148	9,245	17,848	13,114	(7,889)
Provision (benefit) for income taxes	6,003	(5,487)	(7,043)	6,138	5,033
Net income (loss)(3)	$8,145	$14,732	$24,891	$6,976	$(12,922)
Net income (loss) per share – basic and diluted	$0.12	$0.21	$0.36	$0.10	$(0.19)
Weighted average number of shares – basic and diluted	68,910	68,910	68,910	68,910	68,910
Pro forma net income per share (unaudited) – basic and diluted(4)	$0.27		$0.82
Pro forma weighted average number of shares (unaudited) – basic and diluted(4)	30,458		30,458
Other financial data
EBITDA(5)	$42,095	$36,343	$72,500	$66,060	$43,095
Adjusted EBITDA(5)	43,908	36,683	75,754	66,852	57,932
Cash provided (used) by operating activities	16,397	(2,002)	415	31,882	(4,680)
Capital expenditures(6)	9,765	9,640	19,947	14,824	21,635

	As of December 31, 2013	As of
(in thousands)		June 30, 2013	June 30, 2012
Balance sheet data
Cash and cash equivalents(7)	$30,474	$27,369	$53,900
Working capital(8)	159,421	153,677	127,472
Total assets	480,828	474,142	440,908
Total debt(9)	363,821	365,604	350,121
Long-term debt and other liabilities	421,726	427,676	403,271
Total shareholders’ deficit	(63,528)	(68,938)	(88,228)

(1)
  Interest expense for the fiscal years ended June 30, 2013, 2012 and 2011 includes amortization of deferred financing fees of $1,366, $1,418 and $1,405, respectively, and amortization of imputed interest and debt discount of $1,060, $1,382 and $1,787, respectively. Interest expense for the six months ended December 31, 2013 and 2012 includes amortization of deferred financing fees of $530 and $705, respectively, and amortization of imputed interest and debt discount of $256 and $602, respectively.
(2)
  Other (income) expense, net consists of items we consider non-operating in nature, including certain non-income tax costs, equity income or expense from an investment and the loss on the sale of an immaterial business.
(3)
  The table below reconciles net income (loss) to comprehensive income (loss).

	Six months ended		Fiscal year ended
(in thousands)	December 31, 2013	December 31, 2012	June 30, 2013	June 30, 2012	June 30, 2011
Net income (loss)	$8,145	$14,732	$24,891	$6,976	$(12,922)
Other comprehensive income (loss):
Fair value of derivative instruments	137	418	(222)	(841)	58
Foreign currency translation adjustment	(3,135)	(468)	(5,968)	(15,077)	2,940
Unrecognized net pension gains (losses)	429	619	5,390	(10,413)	1,014
Tax (provision) benefit on other comprehensive income (loss)	(221)	(394)	(2,016)	—	(358)
Comprehensive income (loss)	$5,355	$14,907	$22,075	$(19,355)	$(9,268)

(4)
  Unaudited Pro Forma Net Income Per Share—Pro forma basic and diluted net income per share were computed to give the effect of the stock split that will take place immediately prior to the completion of this offering.

	Six months ended December 31, 2013	Fiscal year ended June 30, 2013
(in thousands, except per share amounts)	(unaudited)
Net income	$8,145	$24,891
Basic shares:
Weighted-average shares used to compute basic net income per share	68,910	68,910
Pro forma adjustment to reflect assumed stock split immediately prior to the completion of this offering	(38,452)	(38,452)
Weighted-average shares used to compute basic pro forma net income per share	30,458	30,458
Pro forma net income per share – basic and diluted	$0.27	$0.82

(5)
  EBITDA and Adjusted EBITDA, as presented in this prospectus, are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with, accounting principles generally accepted in the United States of America (“GAAP”). They are not measurements of our financial performance or liquidity under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities as measures of our liquidity. We define EBITDA as net income (loss) plus (i) net interest expense, (ii) provision for income taxes or less benefit for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for (i) (income) loss from, and disposal of, discontinued operations, (ii) other expense or other income, as separately reported on our consolidated statements of operations and comprehensive income, including foreign currency gains and losses and loss on extinguishment of debt and (iii) certain other items that we consider to be unusual or non-recurring as described in this section.

  EBITDA and Adjusted EBITDA are presented because these measures are used by management to analyze and compare ourselves with other companies on the basis of operating performance and we believe they are financial measures widely used by investors and analysts in our industry. In evaluating EBITDA and Adjusted EBITDA you should be aware that in the future we will incur expenses such as those used in calculating such measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Each of these measures has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•
  they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•
  they do not reflect changes in, or cash requirements for, our working capital needs;
•
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
•
  they do not reflect any cash income taxes we may be required to pay or any potential tax benefits;
•
  they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•
  other companies in our industry may calculate these measures differently than we do, which limits their usefulness as comparative measures.

  Because of these limitations, our EBITDA and Adjusted EBITDA should not be considered measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using our EBITDA and Adjusted EBITDA as supplemental measures. See our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

  The table below reconciles net income (loss) to EBITDA and Adjusted EBITDA.

	Six months ended		Fiscal year ended
(in thousands)	December 31, 2013	December 31, 2012	June 30, 2013	June 30, 2012	June 30, 2011
Net income (loss)	$8,145	$14,732	$24,891	$6,976	$(12,922)
Plus:
Interest expense	17,566	17,862	35,771	35,700	34,595
Interest (income)	(112)	(82)	(142)	(281)	(307)
Provision (benefit) for income taxes	6,003	(5,487)	(7,043)	6,138	5,033
Depreciation and amortization	10,493	9,318	19,023	17,527	16,696
EBITDA	$42,095	$36,343	$72,500	$66,060	$43,095
Adjustments:
Foreign currency (gains) losses, net	1,813	294	3,103	1,192	(5,758)
Other (income) expense, net	—	46	151	(400)	593
Loss on extinguishment of debt	—	—	—	—	20,002
Adjusted EBITDA	$43,908	$36,683	$75,754	$66,852	$57,932

(6)
  Capital expenditures are for continuing operations only.
(7)
  Adjusted cash and cash equivalents would have been $15.9 million as of December 31, 2013, after giving effect to the adjustments described in Capitalization.
(8)
  Working capital is defined as total current assets (excluding cash & cash equivalents) less total current liabilities (excluding loans payable to banks and current portion of long-term debt).
(9)
  Total debt includes loans payable to banks, Domestic Senior Credit Facility, and current and long-term portions of long-term debt. Concurrently with and conditioned upon completion of this offering, we expect to enter into the New Credit Facilities. The 2014 Revolving Credit Facility is expected to have an interest rate of 2.75% plus LIBOR. The 2014 Senior Secured Term Loan Facility is expected to have an interest rate of 3.00% plus LIBOR, with a LIBOR floor of 1.00%. A portion of the proceeds from the New Credit Facilities, together with the net proceeds of this offering, will be used to repay in full our 9.25% senior notes due July 1, 2018, the amounts currently outstanding under the term loan payable to Mayflower, the term loan payable to BFI and the Domestic Senior Credit Facility and pay fees and expenses. The Domestic Senior Credit Facility will be terminated following such repayment. The resulting estimated annual interest savings are expected to be $20.8 million. We will record a loss on extinguishment of debt of approximately $26.7 million upon repayment of our existing debt. Adjusted total debt would have been $290.1 million as of December 31, 2013, after giving effect to the adjustments described in Capitalization. See also “Use of Proceeds” and “Capitalization.”

RISK FACTORS
Investing in our Class A common stock involves a number of risks. Before you purchase our Class A common stock, you should carefully consider the risks described below and the other information contained in this prospectus, including our consolidated financial statements and accompanying notes. If any of the following risks actually occurs, our business, financial condition, results of operation or cash flows could be materially adversely affected. In any such case, the trading price of our Class A common stock could decline, and you could lose all or part of your investment.
Risk Factors Relating to Our Business
Restrictions on the use of antibacterials in food-producing animals may become more prevalent.
The issue of the potential transfer of antibacterial resistance from bacteria from food-producing animals to human bacterial pathogens, and the causality of that transfer, are the subject of global scientific and regulatory discussion. Antibacterials refer to molecules that can be used to treat or prevent bacterial infections and are a sub-categorization of the products that make up our medicinal feed additives portfolios. In some countries, this issue has led to government restrictions on the use of specific antibacterials in some food-producing animals, regardless of the route of administration (in feed, water, intramammary, topical, injectable or other route of administration). These restrictions are more prevalent in countries where animal protein is plentiful and governments are willing to take action even when there is scientific uncertainty. In December 2013, the FDA announced a plan to phase out over a three-year period the use of medically important antibacterials in animal feed for growth promotion in food production animals (for food production purposes, medically important antibacterials include classes that are prescribed in animal and human health). The guidance provides for continued use of medically important antibacterials in food-producing animals for treatment, control and prevention of disease (“therapeutic” use) under the supervision of a veterinarian. The FDA indicated that it took this action to help preserve the efficacy of medically important antibacterials to treat infections in humans. In the United States, the antibacterial products within our poultry business, our largest business in this region, as well as our cattle business, have both approved therapeutic and non-therapeutic indications. We believe, based on current producer usage patterns, that the large majority of use of our products in these segments is at therapeutic dosage levels. We currently generate a portion of our revenues from antibacterial products sold for use in turkey and swine in the United States where we do not currently have therapeutic claims that match our customers’ usage patterns. We intend to ensure that our antibacterial product offerings are in full alignment with the FDA’s guidance documents within the FDA’s three-year implementation period, and will pursue both new and additional therapeutic claims for these products with the FDA. However, there can be no assurance that we will be successful in obtaining such claims. While it is difficult to predict exactly what impact the removal of non-therapeutic claims for our products that are medically important antibacterials will ultimately have on our sales, we estimate that, based on our customers’ usage patterns, had we voluntarily decided to withdraw all of our non-therapeutic claims for these products in the United States, and did not add any new therapeutic claims for these products, our MFA & Other net sales would have been reduced by approximately $15 to $20 million for our fiscal year ended June 30, 2013.
Our carbadox product has been approved for use in food animals for over 40 years. Certain regulatory bodies have raised concerns about the possible presence of certain residues of our carbadox product in meat from animals that consume the product. The product was banned for use in the EU in 1998 and has been banned in several other countries outside the United States. In 1998, following a submission by the drug sponsor, the FDA conducted an evaluation of carbadox and found that it was safe based on the U.S. “sensitivity of the method” policy. Accordingly, the FDA continues to permit the approved use of carbadox. However, the FDA has subsequently raised concerns that certain residues from our carbadox product may persist in tissues for longer than previously determined. See “Business—Regulatory.” Separately, at an August 2013 meeting of the Codex Committee on Residues of Veterinary Drugs in Food (“CCRVDF”), a working group of the CCRVDF recommended that the Codex Alimentarius Commission (“Codex”), which is the recognized international standard-setting body for food, adopt, at its July 2014 meeting, risk management advice language for a number of compounds including carbadox stating that “authorities should prevent residues of carbadox in food. This can be accomplished by not using carbadox in food producing animals.” While the proposed recommended language is to provide advice only and is not binding on individual national authorities, and virtually all national authorities already have long-established regulatory standards for carbadox, if adopted, the proposed recommended language may be considered by national authorities in making future risk management determinations. To the extent additional national authorities elect to follow the proposed risk management advice and prohibit the use of carbadox in food-producing animals, those decisions could have an adverse effect on our sales of carbadox in those countries or in countries like the United States that produce meat for export to those countries.
In 2008, the FDA announced that the agency required formal review of all additives used in the production of ethanol, including our Lactrol® product (formulated virginiamycin), where the co-products may be used for animal feed. Virginiamycin has been certified by an independent expert panel convened by us as “generally recognized as safe” (“GRAS”) as a processing aid in ethanol production and as related to the use of the resulting distiller’s co-products for animal feed. We believe that this certification satisfies the FDA requirement. However, there can be no assurance we will be successful in maintaining market access for our Lactrol® product or other ethanol production additives that we sell.
Our global sales of antibacterials and other related products were approximately $303.7 million for the year ended June 30, 2013. We cannot predict whether resistance concerns with antibacterials will result in additional restrictions, expanded regulations or public pressure to discontinue or reduce use of antibacterials in food-producing animals, which could materially adversely affect our operating results and financial condition.
A material portion of our sales are generated by antibacterials and other related products.
Our medicated products business is comprised of a relatively small number of compounds and accounted for 47% and 47% of net sales for the year ended June 30, 2013 and the six months ended December 31, 2013, respectively. The significant loss of antibacterial or other related product sales for any reason, including competition, product bans or restrictions, public perception or any of the other risks related to such products as described in this prospectus, could have a material adverse effect on our business.
We face competition in each of our markets from a number of large and small companies, some of which have greater financial, R&D, production and other resources than we have.
Many of our products face competition from alternative or substitute products. We are engaged in highly competitive industries and, with respect to all of our major products, face competition from a substantial number of global and regional competitors. We believe many of our competitors are conducting R&D activities in areas served by our products and in areas in which we are developing products. Some competitors have greater financial, R&D, production and other resources than we have. Some of our principal competitors include Archer-Daniels-Midland (ADM) Company, Bayer AG, Ceva Santé Animale, Boehringer Ingelheim GmbH, Eli Lilly and Company (Elanco Animal Health), Huvepharma Inc., Lallemand Inc., Merck & Co., Inc. (Merck Animal Health), Novartis AG, Pennfield Corporation, Sanofi (Merial), Southeastern Minerals, Inc., Virbac and Zoetis Inc. To the extent these companies or new entrants offer comparable animal health and nutrition or performance products at lower prices, our business could be adversely affected. New entrants could substantially reduce our market share or render our products obsolete.
In certain countries, because of our size and product mix, we may not be able to capitalize on changes in competition and pricing as fully as our competitors. In recent years, there have been new generic medicated products introduced to the livestock industry, particularly in the United States.
There continues to be consolidation in the animal health and nutrition market, which could strengthen our competitors. Our competitors can be expected to continue to improve the formulation and performance of their products and to introduce new products with competitive price and performance characteristics. There can be no assurance that we will have sufficient resources to maintain our current competitive position or market share.
Outbreaks of animal diseases could significantly reduce demand for our products.
The demand for our products could be significantly affected by outbreaks of animal diseases, and such occurrences may have a material adverse impact on the sale of our products and our financial condition and results of operations. The outbreaks of disease are beyond our control and could significantly affect demand for our products and consumer perceptions of certain meat products. An outbreak of disease could result in governmental restrictions on the import and export of chicken, pork, beef or other products to or from our customers. This could also create adverse publicity that may have a material adverse effect on our ability to sell our products successfully and on our financial condition and results of operations. In addition, outbreaks of disease carried by animals may reduce regional or global sales of particular animal-derived food products or result in reduced exports of such products, either due to heightened export restrictions or import prohibitions, which may reduce demand for our products due to reduced herd or flock sizes.
There has been substantial publicity regarding H1N1, known as North American (or Swine) Influenza and, previously, H5N1, known as Highly Pathogenic Avian Influenza, in the human population. There have also been concerns relating to E. Coli O-157 in beef and other food poisoning micro-organisms in meats and other foods. Consumers may associate human health fears with animal diseases, food, food production or food animals whether or not it is scientifically valid, which may have an adverse impact on the demand for animal protein. Occurrences of this type could significantly affect demand for animal protein which in turn could affect the demand for our products in a manner that has a significant adverse effect on our financial condition and results of operations. Also, the outbreak of any highly contagious disease near our main production sites could require us to immediately halt production of our products at such sites or force us to incur substantial expenses in procuring raw materials or products elsewhere.
Outbreaks of an exotic or highly contagious disease in a country where we produce our products (particularly vaccines, which we currently produce in Israel) may result in other countries halting importation of our products for fear that our product may be contaminated with the exotic organism.
Perceived adverse effects on human health linked to the consumption of food derived from animals that utilize our products could cause a decline in the sales of those products.
Our business depends heavily on a healthy and growing livestock industry. If the public perceives a risk to human health from the consumption of the food derived from animals that utilize our products, there may be a decline in the production of those food products and, in turn, demand for our products. Livestock producers may experience decreased demand for their products or reputational harm as a result of evolving consumer views of animal rights, nutrition and health-related or other concerns. Any reputational harm to the livestock industry may also extend to companies in related industries, including the Company. In addition, campaigns by interest groups, activists and others with respect to perceived risks associated with the use of our products in animals, whether or not scientifically-supported, could affect public perceptions and reduce the use of our products. Those adverse consumer views related to the use of one or more of our products in animals could have a material adverse effect on our financial condition and results of operations.
Our business may be negatively affected by weather conditions and the availability of natural resources, as well as by climate change.
The animal health industry and demand for many of our animal health products in a particular region are affected by weather conditions, as usage of our products follows varying weather patterns. As a result, we may experience regional and seasonal fluctuations in our results of operations.
In addition, livestock producers depend on the availability of natural resources, including abundant rainfall to sustain large supplies of drinking water, grasslands and grain production. Their animals’ health and their ability to operate could be adversely affected if they experience a shortage of fresh water due to human population growth or floods, droughts or other weather conditions. In the event of adverse weather conditions or a shortage of fresh water, livestock producers may purchase less of our products.
Our operations could be subject to the effects of climate change.
Our operations and customers may be subject to potential physical impacts of climate change, including changes in weather patterns and the potential for extreme weather events, which could affect the manufacture and distribution of our products, agricultural yields and the demand for our products and result in additional regulation that increase our operating costs.

The testing, manufacturing, and marketing of certain of our products are subject to extensive regulation by numerous government authorities in the United States and other countries, including, but not limited to, the FDA.
Among other requirements, FDA approval of antibacterials and other medicated products, including the manufacturing processes and facilities used to produce such products, is required before such products may be marketed in the United States. Further, cross-clearance approvals are generally required for such products to be used in combination in animal feed. Similarly, marketing approval by a foreign governmental authority is typically required before such products may be marketed in a particular foreign country.
In addition to approval of the product and its labeling, regulatory authorities typically require approval and periodic inspection of the manufacturing facilities. In order to obtain FDA approval of a new animal health and nutrition product, we must, among other things, demonstrate to the satisfaction of the FDA that the product is safe and effective for its intended uses and that we are capable of manufacturing the product with procedures that conform to FDA’s current Good Manufacturing Practices (“cGMP”) regulations, which must be followed at all times. Following a cGMP inspection of our Teaneck, New Jersey headquarters in October 2012, the FDA issued inspectional observations (Form 483) relating to various analytical test results and practices, expiration dating and reporting requirements regarding specification non-conformance for one of our product formulations of virginiamycin (Stafac® 20). In response to our subsequent submissions, the FDA sent us a letter in May 2013 indicating they were seeking further explanation and corrective actions regarding the issues raised in the inspectional observations, to which we responded. In December 2013, the FDA replied to our response, noting some changes and proposed refinements to the revised testing procedures for our product, indicating that it would be beneficial for us to engage a third party consultant with cGMP expertise, and indicating that our updated procedures, among additional cGMP requirements, would be reviewed at the FDA’s next inspection. These observations have not impacted our ability to market products in the United States or any other country, and we expect that the identified observations will be satisfactorily addressed. However, the FDA may not be satisfied by the responses and actions taken by us in regard to the inspectional observations cited. The FDA has various means of enforcing cGMP requirements, including seizures and injunctions and failure to resolve this cGMP issue could have a financially material impact on our business.
The process of seeking FDA approvals can be costly, time consuming, and subject to unanticipated and significant delays. There can be no assurance that such approvals will be granted to us on a timely basis, or at all. Any delay in obtaining or any failure to obtain FDA or foreign government approvals or the suspension or revocation of such approvals would adversely affect our ability to introduce and market medicated feed additive products and to generate product revenue. For more information on FDA and foreign government approvals and cGMP issues, see “Business—Government Regulation.”
We may experience declines in the sales volume and prices of our products as the result of the continuing trend toward consolidation of certain customer groups as well as the emergence of large buying groups.
We make a majority of our sales to a number of regional and national feed companies, distributors, co-ops, blenders, integrated poultry, and swine and cattle operations. Significant consolidation of our customers may result in these groups gaining additional purchasing leverage and consequently increasing the product pricing pressures facing our business. Additionally, the emergence of large buying groups potentially could enable such groups to attempt to extract price discounts on our products. Moreover, if, as a result of increased leverage, customer pressures require us to reduce our pricing such that our gross margins are diminished, we could decide not to sell our products to a particular customer, which could result in a decrease in our revenues. Consolidation among our customer base may also lead to reduced demand for our products and replacement of our products by the combined entity with those of our competitors. The result of these developments may have a material adverse effect on our business, financial condition and results of operations.
Our business is subject to risk based on customer exposure to rising costs and reduced customer income.
Feed, fuel and transportation and other key costs for livestock producers may increase or animal protein prices or sales may decrease. Either of these trends could cause deterioration in the financial condition of our livestock producer customers, potentially inhibiting their ability to purchase our products or pay us for products delivered. Our livestock producer customers may offset rising costs by reducing spending on our products, including by switching to lower-cost alternatives to our products.
Generic products may be viewed as more cost-effective than our products.
We face competition from products produced by other companies, including generic alternatives to certain of our products. We depend primarily on trade secrets to provide us with competitive advantages for many of our products. The protection afforded is limited by the availability of new competitive products or generic versions of existing products that can successfully compete with our products. As a result, we may face competition from new competitive products or lower-priced generic alternatives to many of our products. Generic competitors are becoming more aggressive in terms of pricing and generic products are an increasing percentage of overall animal health sales in certain regions. If animal health customers increase their use of new or existing generic products, our financial condition and results of operations could be materially adversely affected.
Advances in veterinary medical practices and animal health technologies could negatively affect the market for our products.
The market for our products could be impacted negatively by the introduction and/or broad market acceptance of newly-developed or alternative products that address the diseases and conditions for which we sell products, including “green” or “holistic” health products or specially bred disease-resistant animals. In addition, technological breakthroughs by others may obviate our technology and reduce or eliminate the market for our products. Introduction or acceptance of such products or technologies could materially adversely affect our business, financial condition and results of operations.
The misuse or extra-label use of our products may harm our reputation or result in financial or other damages.
Our products have been approved for use under specific circumstances for, among other things, the prevention, control and/or treatment of certain diseases and conditions in specific species, in some cases subject to certain dosage levels or minimum withdrawal periods prior to the slaughter date. There may be increased risk of product liability if livestock producers or others attempt any extra-label use of our products, including the use of our products in species for which they have not been approved, or at dosage levels or periods prior to withdrawal that have not been approved. If we are deemed by a governmental or regulatory agency to have engaged in the promotion of any of our products for extra-label use, such agency could request that we modify our training or promotional materials and practices and we could be subject to significant fines and penalties. The imposition of these sanctions could also affect our reputation and position within the industry. Even if we were not responsible for having promoted the extra-label use, concerns could arise about the safety of the resulting meat in the human food supply. Any of these events could materially adversely affect our financial condition and results of operations.
Animal health products are subject to unanticipated safety or efficacy concerns, which may harm our reputation.
Unanticipated safety or efficacy concerns can arise with respect to animal health products, whether or not scientifically or clinically supported, leading to product recalls withdrawals or suspended or declining sales as well as product liability, and other claims.
In addition, we depend on positive perceptions of the safety and quality of our products, and animal health products generally, by our customers, veterinarians and end-users, and such concerns may harm our reputation. In some countries, these perceptions may be exacerbated by the existence of counterfeit versions of our products, which, depending on the legal and law enforcement recourse available in the jurisdiction where the counterfeiting occurs, may be difficult to police or stop. These concerns and the related harm to our reputation could materially adversely affect our financial condition and results of operations, regardless of whether such reports are accurate.
We are dependent on suppliers having current regulatory approvals, and the failure of those suppliers to maintain these approvals or challenges in replacing any of those suppliers could affect our supply of materials or affect the distribution or sale of our products.
Suppliers and third party contract manufacturers for our animal health and nutrition products, like us, are subject to extensive regulatory compliance. If any one of these third parties discontinues its supply to us because of significant regulatory violations or otherwise, or an adverse event occurs at one of their facilities, the interruption in the supply of these materials could decrease sales of our affected products. In this event, we may seek to enter into agreements with third parties to purchase raw materials or products or to lease or purchase new manufacturing facilities. We may be unable to find a third party willing or able to provide the necessary products or facilities suitable for manufacturing pharmaceuticals on terms acceptable to us or the cost of those pharmaceuticals may be prohibitive. If we have to obtain substitute materials or products, additional regulatory approvals will likely be required, as approvals are typically specific to a single product produced by a specified manufacturer in a specified facility. As such, the use of new facilities also requires regulatory approvals. While we take measures where economically feasible and available to secure back-up suppliers, the continued receipt of active ingredients or products from a sole source supplier could create challenges if a sole source was interrupted. We may not be able to provide adequate and timely product to eliminate any threat of interruption of supply of our products to customers and these problems may materially adversely impact our business.
The raw materials used by us in the manufacture of our products can be subject to price fluctuations.
While the selling prices of our products tend to increase or decrease over time with the cost of raw materials, such changes may not occur simultaneously or to the same degree. The costs of certain of our significant raw materials are subject to considerable volatility, and we generally do not engage in activities to hedge the costs of our raw materials. Although no single raw material accounted for more than 5% of our cost of goods sold for the year ended June 30, 2013, volatility in raw material costs can result in significant fluctuations in our costs of goods sold of the affected products. The costs of raw materials used by our Mineral Nutrition business are particularly subject to fluctuations in global commodities markets and cost changes in the underlying commodities markets typically lead directly to a corresponding change in our revenues. Although we attempt to adjust the prices of our products to reflect significant changes in raw material costs, we may not be able to pass any increases in raw material costs through to our customers in the form of price increases. Significant increases in the costs of raw materials, if not offset by product price increases, could have a material adverse effect on our financial condition and results of operations.
Our revenues are dependent on the continued operation of our various manufacturing facilities.
Although presently all our manufacturing facilities are considered to be in good condition, the operation of our manufacturing facilities involves many risks, including the breakdown, failure or substandard performance of equipment, construction delays, shortages of materials, labor problems, power outages, the improper installation or operation of equipment, natural disasters, terrorist activities, the outbreak of any highly contagious diseases near our production sites and the need to comply with environmental and other directives of governmental agencies. In addition, regulatory authorities such as the FDA typically require approval and periodic inspection of the manufacturing facilities to confirm compliance with applicable regulatory requirements, and those requirements may be enforced by various means, including seizures and injunctions. Certain of our product lines are manufactured at a single facility, and certain of our product lines are manufactured at a single facility with limited capacity at a second facility, and production would not be easily transferable to another site. The occurrence of material operational problems, including but not limited to the above events, may adversely affect our financial condition and results of operations.
A significant portion of our operations are conducted in foreign jurisdictions and are subject to the economic, political, legal and business environments of the countries in which we do business.
Our international operations could be limited or disrupted by any of the following:
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  volatility in the international financial markets;
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  compliance with governmental controls;
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  difficulties enforcing contractual and intellectual property rights;
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  compliance with a wide variety of laws and regulations, such as the Foreign Corrupt Practices Act and similar non-U.S. laws and regulations;

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  compliance with foreign labor laws;
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  compliance with Environmental Laws;
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  burdens to comply with multiple and potentially conflicting foreign laws and regulations, including those relating to environmental, health and safety requirements;
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  changes in laws, regulations, government controls or enforcement practices with respect to our business and the businesses of our customers;
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  political and social instability, including crime, civil disturbance, terrorist activities and armed conflicts;
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  trade restrictions, export controls and sanctions laws and restrictions on direct investments by foreign entities, including restrictions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury;
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  changes in tax laws and tariffs;
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  costs and difficulties in staffing, managing and monitoring international operations; and
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  longer payment cycles and increased exposure to counterparty risk.
The multinational nature of our business subjects us to potential risks that various taxing authorities may challenge the pricing of our cross-border arrangements and subject us to additional tax, adversely impacting our effective tax rate and our tax liability.
In addition, international transactions may involve increased financial and legal risks due to differing legal systems and customs. Compliance with these requirements may prohibit the import or export of certain products and technologies or may require us to obtain a license before importing or exporting certain products or technology. A failure to comply with any of these laws, regulations or requirements could result in civil or criminal legal proceedings, monetary or non-monetary penalties, or both, disruptions to our business, limitations on our ability to import and export products and services, and damage to our reputation. In addition, variations in the pricing of our products in different jurisdictions may result in the unauthorized importation of our products between jurisdictions. While the impact of these factors is difficult to predict, any of them could materially adversely affect our financial condition and results of operations. Changes in any of these laws, regulations or requirements, or the political environment in a particular country, may affect our ability to engage in business transactions in certain markets, including investment, procurement and repatriation of earnings.
We are subject to product registration and authorization regulations in many of the jurisdictions in which we operate and/or distribute our products, including the United States and member states of the European Union.
We are subject to regulations related to testing, manufacturing, labeling, registration, and safety analysis in order to lawfully distribute many of our products, including for example, in the U.S., the federal Toxic Substances Control Act and the Federal Insecticide, Fungicide, and Rodenticide Act, and in the European Union, the Regulation on Registration, Evaluation, Authorization and Restriction of Chemical Substances (“REACH”). We are also subject to similar requirements in many of the other jurisdictions in which we operate and/or distribute our products. In some cases, such registrations are subject to periodic review by relevant authorities. Such regulations may lead to governmental restrictions or cancellations of, or refusal to issue, certain registrations or authorizations, or cause us or our customers to make product substitutions in the future. Such regulations may also lead to increased third party scrutiny and personal injury or product liability claims. Compliance with these regulations can be difficult, costly and time consuming and liabilities or costs relating to such regulations could have a material adverse effect on our business, financial condition and results of operations.
We have significant assets located outside the United States and a significant portion of our sales and earnings is attributable to operations conducted abroad.
As of December 31, 2013, we have manufacturing and sales operations in 14 countries and sell our products in over 65 countries. Our operations outside the United States accounted for 56% and 57% of our consolidated assets as of June 30, 2013 and December 31, 2013, respectively, and 37% and 37% of our consolidated net sales for the year ended June 30, 2013 and the six months ended December 31, 2013, respectively. Our foreign operations are subject to currency exchange fluctuations and restrictions, political instability in some countries, and uncertainty of, and governmental control over, commercial rights.
Changes in the relative values of currencies take place from time to time and could in the future adversely affect our results of operations as well as our ability to meet interest and principal obligations on our indebtedness. To the extent that the U.S. dollar fluctuates relative to the applicable foreign currency, our results are favorably or unfavorably affected. We may from time to time manage this exposure by entering into foreign currency contracts. Such contracts generally are entered into with respect to anticipated costs denominated in foreign currencies for which timing of the payment can be reasonably estimated. No assurances can be given that such hedging activities will not result in, or will be successful in preventing, losses that could have an adverse effect on our financial condition or results of operations. There are times when we do not hedge against foreign currency fluctuations and therefore are subject to the risks associated with fluctuations in currency exchange rates.
In addition, international manufacturing, sales and raw materials sourcing are subject to other inherent risks, including possible nationalization or expropriation, labor unrest, political instability, price and exchange controls, limitation on foreign participation in local enterprises, health-care regulation, export duties and quotas, domestic and international customs and tariffs, compliance with export controls and sanctions laws, the Foreign Corrupt Practices Act and other laws and regulations governing international trade, unexpected changes in regulatory environments, difficulty in obtaining distribution and support, and potentially adverse tax consequences. Although such risks have not had a material adverse effect on us in the past, these factors could have a material adverse impact on our ability to increase or maintain our international sales or on our results of operations in the future.
We have manufacturing facilities located in Israel and a portion of our sales and earnings is attributable to products produced and operations conducted in Israel.
Our Israeli manufacturing facilities and local operations accounted for 24% and 26% of our consolidated assets as of June 30, 2013 and December 31, 2013, respectively, and 18% and 19% of our consolidated net sales for the year ended June 30, 2013 and the six months ended December 31, 2013, respectively. We maintain manufacturing facilities in Israel, which manufacture:
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  nicarbazin and amprolium anticoccidials, most of which are exported from Israel to major world markets;
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  vaccines, a substantial portion of which are exported to international markets; and
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  animal health pharmaceuticals and trace minerals and nutritional specialty products for the local animal feed industry.
A substantial portion of this production is exported from Israel to major world markets. Accordingly, our Israeli operations are dependent on foreign markets and the ability to reach those markets. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade. This, in turn, could have a material adverse effect on our business, financial condition and results of operations.
Certain countries, companies and organizations continue to participate in a boycott of Israeli firms and other companies doing business in Israel or with Israeli companies. Currently, the Palestinian Authority is promoting a boycott against goods produced in Israeli settlements in the West Bank. We cannot predict whether such boycott will expand to include all Israeli goods, or the extent to which other countries will join in such boycott. We do not believe that the boycott has had a material adverse effect on us, but we cannot provide assurance that restrictive laws, policies or practices directed toward Israel or Israeli businesses will not have an adverse impact on our operations or expansion of our business. Our Israeli subsidiaries receive a portion of their revenues in U.S. dollars while their expenses are principally payable in New Israeli Shekels. Changes in the currency exchange rates could have an adverse effect on our results of operations.

We have manufacturing facilities located in Brazil and a portion of our sales and earnings is attributable to products produced and operations conducted in Brazil.
Our Brazilian manufacturing facilities and local operations accounted for 19% and 17% of our consolidated assets, as of June 30, 2013 and December 31, 2013, respectively, and 23% and 23% of our consolidated net sales for the year ended June 30, 2013 and the six months ended December 31, 2013, respectively. We maintain manufacturing facilities in Brazil, which manufacture virginiamycin, semduramicin and nicarbazin. Our Brazilian facilities also produce Stafac®, Aviax®, Aviax Plus™, Coxistac™, Nicarb® and Terramycin® granular formulations. A substantial portion of the production is exported from Brazil to major world markets. Accordingly, our Brazilian operations are dependent on foreign markets and the ability to reach those markets.
Our business, financial condition and results of operations in Brazil may be adversely affected by factors outside of our control, such as currency fluctuations, energy shortages and other political, social and economic developments in or affecting Brazil.
For example, the Brazilian government has recently adopted legislation that would effectively impose a social tax on our operations in Brazil by eliminating a lower tax rate that we benefited from as of January 1, 2013. We believe that we are well positioned to challenge the constitutionality of the legislation eliminating the applicability of the lower tax rate. If our challenge is not successful, the amount of additional social tax for the period from the January 1, 2013 effective date through March 31, 2014 would be approximately $1.3 million.
Certain of our employees are covered by collective bargaining or other labor agreements.
As of December 31, 2013, approximately 186 of our Israeli employees and 347 of our Brazilian employees were covered by collective bargaining agreements. We believe we have satisfactory relations with our employees. There can be no assurance that we will not experience a work stoppage or strike at our manufacturing facilities. A prolonged work stoppage or strike at any of our manufacturing facilities could have a material adverse effect on our business, financial condition and results of operations.
The loss of key personnel may disrupt our business and adversely affect our financial results.
Our operations and future success are dependent on the continued efforts of our senior executive officers and other key personnel. Although we have entered into employment agreements with certain executives, we may not be able to retain all of our senior executive officers and key employees. These senior executive officers and other key employees may be hired by our competitors, some of which have considerably more financial resources than we do. The loss of the services of any of our senior executive officers or other key personnel, or the inability to hire and retain qualified employees, could have a material adverse effect on our business, financial condition and results of operations.
Our R&D relies on evaluations in animals, which may become subject to bans or additional regulations.
As a company that produces animal health medicines and vaccines, evaluation of our existing and new products in animals is required in order to be able to register our products. Animal testing in certain industries has been the subject of controversy and adverse publicity. Some organizations and individuals have attempted to ban animal testing or encourage the adoption of additional regulations applicable to animal testing. To the extent that the activities of such organizations and individuals are successful, our R&D, and by extension our financial condition and results of operations, could be materially adversely affected. In addition, negative publicity about us or our industry could harm our reputation.
Our operations, properties and subsidiaries are subject to a wide variety of complex and stringent federal, state, local and foreign environmental laws and regulations.
We are subject to environmental, health and safety laws and regulations, including those governing pollution; protection of the environment; the use, management and release of hazardous materials, substances and wastes; air emissions; greenhouse gas emissions; water use, supply, and discharges; the investigation and remediation of contamination; the manufacture, distribution and sale of regulated materials, including pesticides; the importing, exporting and transportation of products; and the health and safety of our employees and the public (collectively, “Environmental Laws”). See “Business—Environmental, Health and Safety Matters.”
Pursuant to Environmental Laws, certain of our subsidiaries are required to obtain and maintain numerous governmental permits, licenses, registrations, authorizations and approvals, including “RCRA Part B” hazardous waste permits, to conduct various aspects of their operations (collectively “Environmental Permits”), any of which may be subject to suspension, revocation, modification, termination or denial under certain circumstances or which may not be renewed upon their expiration for various reasons, including noncompliance. See “Business—Environmental, Health and Safety Matters.” These Environmental Permits can be difficult, costly and time consuming to obtain and may contain conditions that limit our operations. Additionally, any failure to obtain and maintain such Environmental Permits could restrict or otherwise prohibit certain aspects of our operations, which could have a material adverse effect on our business, financial condition and results of operations.
We have expended, and may be required to expend in the future, substantial funds for compliance with Environmental Laws. As recyclers of hazardous metal-containing chemical wastes, certain of our subsidiaries have been, and are likely to be, the focus of extensive compliance reviews by environmental regulatory authorities under Environmental Laws, including those relating to the generation, transportation, treatment, storage and disposal of solid and hazardous wastes under the Resource, Conservation and Recovery Act of 1976, as amended (“RCRA”). In the past, some of our subsidiaries have paid fines and entered into consent orders to address alleged environmental violations. See “Business—Environmental, Health and Safety Matters.” We cannot assure you that our operations or activities or those of certain of our subsidiaries, including with respect to compliance with Environmental Laws, will not result in civil or criminal enforcement actions or private actions, regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial measures or costs, revocation of required Environmental Permits, or fines, penalties or damages, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot predict the extent to which Environmental Laws, and the interpretation or enforcement thereof, may change or become more stringent in the future, each of which may affect the market for our products or give rise to additional capital expenditures, compliance costs or liabilities that could be material.
Our operations or products may impact the environment or cause or contribute to contamination or exposure to hazardous substances.
Given the nature of our current and former operations, particularly at our chemical manufacturing sites, we have incurred, are currently incurring and may in the future incur liabilities under the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA” or “Superfund”), or under other federal, state, local and foreign Environmental Laws related to releases of or contamination by hazardous substances, with respect to our current or former sites, adjacent or nearby third-party sites, or offsite disposal locations. See “Business—Environmental, Health and Safety Matters.” Certain Environmental Laws, including CERCLA, can impose strict, joint, several, and retroactive liability for the cost of investigation and cleanup of contaminated sites on owners and operators of such sites, as well as on persons who dispose of or arrange for disposal of hazardous substances at such sites. Accordingly, we could incur liability, whether as a result of government enforcement or private claims, for known or unknown liabilities at, or caused by migration from or hazardous waste transported from, any of our current or former facilities or properties, including those owned or operated by predecessors or third parties. See “Business—Environmental, Health and Safety Matters.” Such liability could have a material adverse effect on our business, financial condition and results of operations.
The nature of our current and former operations also exposes us to the risk of claims under Environmental Laws. We could be subject to claims by environmental regulatory authorities, individuals and other third parties seeking damages for alleged personal injury, property damage, and damages to natural resources resulting from hazardous substance contamination or human exposure caused by our operations, facilities or products, and there can be no assurance that material costs and liabilities will not be incurred in connection with any such claims. Our insurance may not be sufficient to cover any of these exposure, product, injury or damage claims.
Furthermore, regulatory agencies are showing increasing concern over the impact of animal health products and livestock operations on the environment. This increased regulatory scrutiny may necessitate that additional time and resources be spent to address these concerns for both new and existing products and could affect product sales and materially adversely affect our business, financial condition or results of operations.
We cannot assure you that our liabilities arising from past or future releases of, or exposure to, hazardous substances will not materially adversely affect our business, financial condition or results of operations.
We have been and may continue to be subject to claims of injury from direct exposure to certain of our products which constitute or contain hazardous substances and from indirect exposure when such substances are incorporated into other companies’ products.
Because certain of our products constitute or contain hazardous substances, and because the production of certain chemicals involves the use, handling, processing, storage and transportation of hazardous substances, from time to time we are subject to claims of injury from direct exposure to such substances and from indirect exposure when such substances are incorporated into other companies’ products. There can be no assurance that as a result of past or future operations, there will not be additional claims of injury by employees or members of the public due to exposure, or alleged exposure, to such substances. We are also party to a number of claims and lawsuits arising out of the normal course of business, including product liability claims and allegations of violations of governmental regulations, and face present and future claims with respect to workplace exposure, workers’ compensation and other matters. In most cases, such claims are covered by insurance and, where applicable, workers’ compensation insurance, subject to policy limits and exclusions; however, our insurance coverage, to the extent available, may not be adequate to protect us from all liabilities which we might incur in connection with the manufacture, sale and use of our products. Insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful claim or series of claims brought against us in excess of our insurance coverage could have a materially adverse effect on our business, financial condition and results of operations. In addition, any claims, even if not ultimately successful, could adversely affect the marketplace’s acceptance of our products.
We are subject to risks from litigation that may materially impact our operations.
We face an inherent business risk of exposure to various types of claims and lawsuits. We are involved in various legal proceedings that arise in the ordinary course of our business. Although it is not possible to predict with certainty the outcome of every pending claim or lawsuit or the range of probable loss, we believe these pending lawsuits and claims will not individually or in the aggregate have a material adverse impact on our results of operations. However, we could in the future be subject to various lawsuits, including intellectual property, product liability, personal injury, product warranty, environmental or antitrust claims, among others, and incur judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period.
We are subject to risks that may not be covered by our insurance policies.
In addition to pollution and other environmental risks, we are subject to risks inherent in the animal health and nutrition and performance products industries, such as explosions, fires and spills or releases. Any significant interruption of operations at our principal facilities could have a material adverse effect on us. We maintain general liability insurance, pollution legal liability insurance, and property and business interruption insurance with coverage limits that we believe are adequate. Because of the nature of industry hazards, it is possible that liabilities for pollution and other damages arising from a major occurrence may not be covered by our insurance policies or could exceed insurance coverages or policy limits or that such insurance may not be available at reasonable rates in the future. Any such liabilities, which could arise due to injury or loss of life, severe damage to and destruction of property and equipment, pollution or other environmental damage or suspension of operations, could have a material adverse effect on our business.

Adverse U.S. and international economic and market conditions may adversely affect our product sales and business.
Current U.S. and international economic and market conditions are uncertain. Our revenues and operating results may be affected by uncertain or changing economic and market conditions, including the challenges faced in the credit markets and financial services industry. If domestic and global economic and market conditions remain uncertain or persist or deteriorate further, we may experience material impacts on our business, financial condition and results of operations. Adverse economic conditions impacting our customers, including, among others, increased taxation, higher unemployment, lower customer confidence in the economy, higher customer debt levels, lower availability of customer credit, higher interest rates and hardships relating to declines in the stock markets, could cause purchases of meat products to decline, resulting in a decrease in purchases of our products, which could adversely affect our financial condition and results of operation.
Adverse economic and market conditions could also negatively impact our business by negatively affecting the parties with whom we do business, including among others, our customers, our manufacturers and our suppliers.
We may not be able to realize the expected benefits of our investments in emerging markets.
We have been taking steps to take advantage of the rise in global demand for animal protein in emerging markets, including by expanding our manufacturing presence, sales, marketing, and distribution in these markets. Failure to continue to maintain and expand our business in emerging markets could also materially adversely affect our operating results and financial condition.
Some countries within emerging markets may be especially vulnerable to periods of local, regional or global economic, political or social instability or crisis. For example, our sales in certain emerging markets have suffered from extended periods of disruption due to natural disasters. Furthermore, we have also experienced lower than expected sales in certain emerging markets due to local, regional and global restrictions on banking and commercial activities in those countries. For all these and other reasons, sales within emerging markets carry significant risks.
We may not be able to expand through acquisitions or integrate successfully the products, services and personnel of acquired businesses.
From time to time, we may make selective acquisitions to expand our range of products and services and to expand the geographic scope of our business. However, we may be unable to identify suitable targets, and competition for acquisitions may make it difficult for us to consummate acquisitions on acceptable terms or at all. We may not be able to locate any complementary products that meet our requirements or that are available to us on acceptable terms or we may not have sufficient capital resources to consummate a proposed acquisition. In addition, assuming we identify suitable products or partners, the process of effectively entering into these arrangements involves risks that our management’s attention may be diverted from other business concerns. Further, if we succeed in identifying and consummating appropriate acquisitions on acceptable terms, we may not be able to integrate successfully the products, services and personnel of any acquired businesses on a basis consistent with our current business practice. In particular, we may face greater than expected costs, time and effort involved in completing and integrating acquisitions and potential disruption of our ongoing business. Furthermore, we may realize fewer, if any, synergies than envisaged. Our ability to manage acquired businesses may also be limited if we enter into joint ventures or do not acquire full ownership or a controlling stake in the acquired business. In addition, continued growth through acquisitions may significantly strain our existing management and operational resources. As a result, we may need to recruit additional personnel, particularly at the level below senior management, and we may not be able to recruit qualified management and other key personnel to manage our growth. Moreover, certain transactions could adversely impact earnings as we incur development and other expenses related to the transactions and we could incur debt to complete these transactions. Debt instruments could contain contractual commitments and covenants that could adversely affect our cash flow and our ability to operate our business, financial condition and results of operations.
We may not successfully implement our business strategies or achieve expected gross margin improvements.
We are pursuing and may continue to pursue strategic initiatives that management considers critical to our long-term success, including, but not limited to, increasing sales in emerging markets, base revenue growth through new product development and value added product lifecycle development; improving operational efficiency through manufacturing efficiency improvement and other programs; and expanding our complementary products and services. There are significant risks involved with the execution of these types of initiatives, including significant business, economic and competitive uncertainties, many of which are outside of our control. Accordingly, we cannot predict whether we will succeed in implementing these strategic initiatives. It could take several years to realize the anticipated benefits from these initiatives, if any benefits are achieved at all. We may be unable to achieve expected gross margin improvements on our products or technologies. Additionally, our business strategy may change from time to time, which could delay our ability to implement initiatives that we believe are important to our business.
Our product approval, R&D, acquisition and licensing efforts may fail to generate new products and product lifecycle developments.
Our future success depends on both our existing product portfolio, including our ability to obtain cross-clearances enabling the use of our medicated products in conjunction with other products, approval for use of our products with new species, approval for new claims for our products, approval of our products in new markets, and our pipeline of new products, including new products that we may develop through joint ventures and products that we are able to obtain through license or acquisition. We commit substantial effort, funds and other resources to expanding our product approvals and R&D, both through our own dedicated resources and through collaborations with third parties.
We may be unable to determine with accuracy when or whether any of our expanded product approvals for our existing product portfolio or any of our products now under development will be approved or launched, or we may be unable to obtain expanded product approvals or develop, license or otherwise acquire product candidates or products. In addition, we cannot predict whether any products, once launched, will be commercially successful or will achieve sales and revenues that are consistent with our expectations. The animal health industry is subject to regional and local trends and regulations and, as a result, products that are successful in some of our markets may not achieve similar success when introduced into new markets. Furthermore, the timing and cost of our R&D may increase, and our R&D may become less predictable. For example, changes in regulations applicable to our industry may make it more time-consuming and/or costly to research, test and develop products.
Products in the animal health industry are sometimes derived from molecules and compounds discovered or developed as part of human health research. We may enter into collaboration or licensing arrangements with third parties to provide us with access to compounds and other technology for purposes of our business. Such agreements are typically complex and require time to negotiate and implement. If we enter into these arrangements, we may not be able to maintain these relationships or establish new ones in the future on acceptable terms or at all. In addition, any collaboration that we enter into may not be successful, and the success may depend on the efforts and actions of our collaborators, which we may not be able to control. If we are unable to access human health-generated molecules and compounds to conduct R&D on cost-effective terms, our ability to develop new products could be limited.
We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws or trade control laws, as well as other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.
Our operations are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws that apply in countries where we do business. The FCPA, UK Bribery Act and these other laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Asset Control, and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations and transfer pricing regulations (collectively, the “Trade Control laws”).
However, there is no assurance that we will be completely effective in ensuring our compliance with all applicable anticorruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA other anti- corruption laws or Trade Control laws by U.S. or foreign authorities could also have an adverse impact on our reputation, business, financial condition and results of operations.
The actual or purported intellectual property rights of third parties may negatively affect our business.
A third party may sue us or otherwise make a claim, alleging infringement or other violation of the third-party’s patents, trademarks, trade dress, copyrights, trade secrets, domain names or other intellectual property rights. If we do not prevail in this type of litigation, we may be required to:
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  pay monetary damages;
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  obtain a license in order to continue manufacturing or marketing the affected products, which may not be available on commercially reasonable terms, or at all; or
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  stop activities, including any commercial activities, relating to the affected products, which could include a recall of the affected products and/or a cessation of sales in the future.
The costs of defending an intellectual property claim could be substantial and could materially adversely affect our operating results and financial condition, even if we successfully defend such claims.
The intellectual property positions of animal health medicines and vaccines businesses frequently involve complex legal and factual questions, and an issued patent does not guarantee us the right to practice the patented technology or develop, manufacture or commercialize the patented product. We cannot be certain that a competitor or other third party does not have or will not obtain rights to intellectual property that may prevent us from manufacturing, developing or marketing certain of our products, regardless of whether we believe such intellectual property rights are valid and enforceable or we believe we would be otherwise able to develop a more commercially successful product, which may harm our financial condition and results of operations.
If our intellectual property rights are challenged or circumvented, competitors may be able to take advantage of our R&D efforts. We are also dependent upon trade secrets, which generally are difficult to protect.
Our long-term success largely depends on our ability to market technologically competitive products. We rely and expect to continue to rely on a combination of intellectual property, including patent, trademark, trade dress, copyright, trade secret and domain name protection laws, as well as confidentiality and license agreements with our employees and others, to protect our intellectual property and proprietary rights. If we fail to obtain and maintain adequate intellectual property protection, we may not be able to prevent third parties from using our proprietary technologies or from marketing products that are very similar or identical to ours. Our currently pending or future patent applications may not result in issued patents, or be approved on a timely basis, or at all. Similarly, any term extensions that we seek may not be approved on a timely basis, if at all. In addition, our issued patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products or provide us with any competitive advantage, including exclusivity in a particular product area. The scope of our patent claims also may vary between countries, as individual countries have their own patent laws. For example, some countries only permit the issuance of patents covering a novel chemical compound itself, and its first use, and thus further methods of use for the same compound, may not be patentable. We may be subject to challenges by third parties regarding our intellectual property, including claims regarding validity, enforceability, scope and effective term. The validity, enforceability, scope and effective term of patents can be highly uncertain and often involve complex legal and factual questions and proceedings. Our ability to enforce our patents also depends on the laws of individual countries and each country’s practice with respect to enforcement of intellectual property rights. In addition, if we are unable to maintain our existing license agreements or other agreements pursuant to which third parties grant us rights to intellectual property, including because such agreements expire or are terminated, our financial condition and results of operations could be materially adversely affected.
In addition, patent law reform in the United States and other countries may also weaken our ability to enforce our patent rights, or make such enforcement financially unattractive. For instance, in September 2011, the United States enacted the America Invents Act, which will permit enhanced third-party actions for challenging patents and implement a first-to-invent system, and, in April 2012, Australia enacted the Intellectual Property Laws Amendment (Raising the Bar) Act, which provides higher standards for obtaining patents. These reforms could result in increased costs to protect our intellectual property or limit our ability to patent our products in these jurisdictions.
Additionally, certain foreign governments have indicated that compulsory licenses to patents may be granted in the case of national emergencies, which could diminish or eliminate sales and profits from those regions and materially adversely affect our operating results and financial condition.
Likewise, in the United States and other countries, we currently hold issued trademark registrations and have trademark applications pending, any of which may be the subject of a governmental or third party objection, which could prevent the maintenance or issuance of the same and thus create the potential need to rebrand or relabel a product. As our products mature, our reliance on our trademarks to differentiate us from our competitors increases and as a result, if we are unable to prevent third parties from adopting, registering or using trademarks and trade dress that infringe, dilute or otherwise violate our trademark rights, our business could be materially adversely affected.
Our competitive position is also dependent upon unpatented trade secrets, which generally are difficult to protect. Others may independently develop substantially equivalent proprietary information and techniques or may otherwise gain access to our trade secrets, trade secrets may be disclosed or we may not be able to protect our rights to unpatented trade secrets.
Many of our vaccine products and other products are based on or incorporate proprietary information, including proprietary master seeds and proprietary or patented adjuvant formulations. We actively seek to protect our proprietary information, including our trade secrets and proprietary know-how, by requiring our employees, consultants, other advisors and other third parties to execute confidentiality agreements upon the commencement of their employment, engagement or other relationship. Despite these efforts and precautions, we may be unable to prevent a third party from copying or otherwise obtaining and using our trade secrets or our other intellectual property without authorization and legal remedies may not adequately compensate us for the damages caused by such unauthorized use. Further, others may independently and lawfully develop substantially similar or identical products that circumvent our intellectual property by means of alternative designs or processes or otherwise.
The misappropriation and infringement of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States, may occur even when we take steps to prevent it. In the future, we may be party to patent lawsuits and other intellectual property rights claims that are expensive and time consuming, and if resolved adversely, could have a significant impact on our business and financial condition. In the future, we may not be able to enforce intellectual property that relates to our products for various reasons, including licensor restrictions and other restrictions imposed by third parties, and that the costs of doing so may outweigh the value of doing so, and this could have a material adverse impact on our business and financial condition.

Increased regulation or decreased governmental financial support for the raising, processing or consumption of food animals could reduce demand for our animal health products.
Companies in the animal health industry are subject to extensive and increasingly stringent regulations. If livestock producers are adversely affected by new regulations or changes to existing regulations, they may reduce herd sizes or become less profitable and, as a result, they may reduce their use of our products, which may materially adversely affect our operating results and financial condition. Furthermore, adverse regulations related, directly or indirectly, to the use of one or more of our products may injure livestock producers’ market position. More stringent regulation of the livestock industry or our products could have a material adverse effect on our operating results and financial condition. Also, many industrial producers, including livestock producers, benefit from governmental subsidies, and if such subsidies were to be reduced or eliminated, these companies may become less profitable and, as a result, may reduce their use of our products.
We have substantial debt and interest payment requirements that may restrict our future operations and impair our ability to meet our obligations under our indebtedness.
At December 31, 2013 we had $366.1 million aggregate outstanding indebtedness (primarily reflects the face value of the 9.25% senior notes, the Mayflower Term Loan, the BFI Term Loan and our Domestic Senior Credit Facility) plus $16.4 million of outstanding secured letters of credit. A portion of the proceeds from the New Credit Facilities, together with the net proceeds of this offering, will be used to repay in full our 9.25% senior notes due July 1, 2018, the amounts currently outstanding under the term loan payable to Mayflower, the term loan payable to BFI and the Domestic Senior Credit Facility and pay fees and expenses. See “Use of Proceeds” and “Capitalization.”
Additionally, subject to restrictions in the indenture governing the 9 1∕4% Senior Notes due 2018 (the “Senior Notes”) and our Domestic Senior Credit Facility, the Mayflower Term Loan Agreement (as defined and described in “Description of Certain Indebtedness”) and the BFI Term Loan Agreement (as defined and described in “Description of Certain Indebtedness”) and those we expect to be contained in our New Credit Facilities, we may incur significant additional indebtedness. If we and our subsidiaries incur significant additional indebtedness, the related risks that we face could intensify.
Our substantial debt may have important consequences. For instance, it could:
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  make it more difficult for us to satisfy our financial obligations, including those relating to the Senior Notes;
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  require us to dedicate a substantial portion of any cash flow from operations to the payment of interest and principal due under our debt, which will reduce funds available for other business purposes, including capital expenditures and acquisitions;
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  increase our vulnerability to general adverse economic and industry conditions;
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  limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate;
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  place us at a competitive disadvantage compared with some of our competitors that may have less debt and better access to capital resources; and
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  limit our ability to obtain additional financing required to fund working capital and capital expenditures and for other general corporate purposes.
Our ability to satisfy our obligations and to reduce our total debt depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds, to meet these obligations or to successfully execute our business strategy.
In connection with this offering we expect to use a portion of the proceeds to repay the indebtedness outstanding under the Mayflower Term Loan Agreement and the BFI Term Loan Agreement and certain other indebtedness, which may increase our ability to incur additional debt in the future.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter our dividend policy, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that will govern our indebtedness may restrict our ability to dispose of assets and may restrict the use of proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.
In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness will depend on the generation of cash flow by our subsidiaries, including our international subsidiaries, and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Our subsidiaries may not have any obligation to pay amounts due on our indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each subsidiary is a distinct legal entity, and under certain circumstances, legal, tax and contractual restrictions may limit our ability to obtain cash from our subsidiaries or may subject any transfer of cash from our subsidiaries to substantial tax liabilities. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially adversely affect our operating results, financial condition and liquidity and our ability to satisfy our obligations under our indebtedness or pay dividends on our common stock.
Restrictions imposed by the Domestic Senior Credit Facility and our other outstanding indebtedness, including the indenture governing the Senior Notes, and the restrictions that will be contained in our New Credit Facilities may limit our ability to operate our business and to finance our future operations or capital needs or to engage in other business activities.
The terms of the Domestic Senior Credit Facility, the BFI Term Loan Agreement, the Mayflower Term Loan Agreement and the indenture governing the Senior Notes contain and we expect the terms of the New Credit Facilities will contain certain covenants that limit our ability and that of our subsidiaries to create liens, merge or consolidate, dispose of assets, incur indebtedness and guarantees, repurchase or redeem capital stock and indebtedness, make certain investments or acquisitions, enter into certain transactions with affiliates or change the nature of our business. The Domestic Senior Credit Facility also contains and the terms of the New Credit Facilities will contain financial maintenance covenants. We expect to use the proceeds of this offering to repay certain of our outstanding indebtedness.
As a result of these covenants and restrictions, we will be limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We may not be able to maintain compliance with the covenants in any of our debt instruments in the future and, if we fail to do so, we may not be able to obtain waivers from the lenders and/ or amend the covenants.

We are subject to change of control provisions.
We are a party to certain contractual arrangements that are subject to change of control provisions. In this context, “change of control” is generally defined as including (a) the reduction of the voting shareholding of Mr. Jack C. Bendheim and his family and affiliates, the holders of approximately 92.8% of our voting power after giving effect to this offering, and Mayflower, the holder of approximately 2.1% of our voting power after giving effect to this offering, including 3i Group plc, and related funds and affiliates of Mayflower and 3i Group plc, below 50% in the aggregate, and (b) a change in any two year period in the majority of the members of the Board whose appointment to, or removal from, the Board is not approved by Mr. Bendheim and/or his family and affiliates. Under the terms of the Senior Notes, if a “change of control” occurs, holders of the Senior Notes would be entitled to require us to purchase the Senior Notes at a purchase price of 101% of their principal amount, plus accrued interest. Our term loans with each of BFI and Mayflower will require repayment if a “change of control” occurs. In addition, our existing Domestic Senior Credit Facility may be terminated if Mr. Bendheim and his family and affiliates’ voting shareholding in us are reduced below 50% and the lender is entitled to accelerate the payment of any sums owing under such facility. We expect our New Credit Facilities to include a similar provision.
Mr. Bendheim and his family and affiliates may choose to dispose of part or all of their stakes in us and/or may cease to exercise the current level of control they have over the appointment and removal of members of our Board. Any such changes may trigger a “change of control” event that could result in us being forced to repay the Domestic Senior Credit Facility and our term loans with each of BFI and Mayflower, purchase the Senior Notes or lead to the termination of a significant contract to which we are a party. If any such event occurs, this may negatively affect our financial condition and operating results. In addition, we may not have sufficient funds to finance repayment of any of such indebtedness upon any such “change in control.”
We depend on sophisticated information technology and infrastructure.
We rely on various information systems to manage our operations, and we increasingly depend on third parties and applications on virtualized, or “cloud,” infrastructure to operate and support our information technology systems. These third parties include large established vendors as well as many small, privately owned companies. Failure by these providers to adequately service our operations or a change in control or insolvency of these providers could have an adverse effect on our business, which in turn may materially adversely affect our and financial condition and results of operations.
We may be required to write down goodwill or identifiable intangible assets.
Under GAAP, if we determine goodwill or identifiable intangible assets are impaired, we will be required to write down these assets and record a non-cash impairment charge. As of December 31, 2013, we had goodwill of $12.6 million and identifiable intangible assets, less accumulated amortization, of $32.6 million. Identifiable intangible assets consist primarily of developed technology rights and patents, customers relationships, distribution agreements and tradenames and trademarks.
Determining whether an impairment exists and the amount of the potential impairment involves quantitative data and qualitative criteria that are based on estimates and assumptions requiring significant management judgment. Future events or new information may change management’s valuation of an intangible asset in a short amount of time. The timing and amount of impairment charges recorded in our consolidated statements of operations and comprehensive income and write-downs recorded in our consolidated balance sheets could vary if management’s conclusions change. Any impairment of goodwill or identifiable intangible assets could have a material adverse effect on our financial condition and results of operations.
We may be unable to adequately protect our customers’ privacy or we may fail to comply with privacy laws.
The protection of customer, employee and company data is critical and the regulatory environment surrounding information security, storage, use, processing, disclosure and privacy is demanding, with the frequent imposition of new and changing requirements. In addition, our customers expect that we will adequately protect their personal information. Any actual or perceived significant breakdown, intrusion, interruption, cyber-attack or corruption of customer, employee or company data or our failure to comply with federal, state, local and foreign privacy laws could damage our reputation and result in lost sales, fines and lawsuits. Despite our considerable efforts and technology to secure our computer network, security could be compromised, confidential information could be misappropriated or system disruptions could occur. Such failures could materially adversely affect our financial condition and results of operation.
Risks Related to this Offering and Ownership of Our Class A Common Stock
Our multiple class structure and the concentration of our voting power with certain of our stockholders will limit your ability to influence corporate matters, and conflicts of interest between certain of our stockholders and us or other investors could arise in the future.
Following the consummation of this offering, BFI will beneficially own shares of our Class B common stock representing approximately 92.8% of our voting power. Investors in this offering and Mayflower, by contrast, will collectively own interests representing approximately 7.2% of our voting power. Because of our multiple class structure and the concentration of voting power with BFI, BFI will continue to be able to control all matters submitted to our stockholders for approval for so long as BFI holds common stock representing greater than 50% of our voting power. BFI will therefore have significant influence over management and affairs and control the approval of all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of the Company or its assets, for the foreseeable future.
Following the offering, we will be classified as a “controlled company” and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
After the closing of this offering, BFI will continue to control a majority of the voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the NASDAQ corporate governance standards. Under NASDAQ rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:
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  the requirement that a majority of the Board consists of independent directors;
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  the requirement that we have a nominating and corporate governance committee and that it is composed entirely of independent directors;
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  the requirement that we have a compensation committee and that it is composed entirely of independent directors; and
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  the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.
Following this offering, we intend to utilize these exemptions. As a result, while we currently have a majority of independent directors:
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  we may not have a majority of independent directors in the future;
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  we will not have a nominating and corporate governance committee;
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  our compensation committee will not consist entirely of independent directors; and
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  we will not be required to have an annual performance evaluation of the compensation committee.
See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

An active trading market for our Class A common stock may not develop.
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price for our Class A common stock will be determined through negotiations between us and the underwriters, and market conditions, and may not be indicative of the market price of our Class A common stock after this offering. If you purchase shares of our Class A common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in the Company will lead to the development of an active trading market on NASDAQ or how liquid that market might become. An active public market for our Class A common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of Class A common stock at a price that is attractive to you, or at all.
Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
After this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including those described under “—Risks Related to Our Business” and “—Risks Related to Our Indebtedness” and the following:
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  changes in financial estimates by any securities analysts who follow our Class A common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our Class A common stock;
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  downgrades by any securities analysts who follow our Class A common stock;
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  future sales of our Class A common stock by our officers, directors and significant stockholders;
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  market conditions or trends in our industry or the economy as a whole and, in particular, in the animal health industry;
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  investors’ perceptions of our prospects;
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  announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and
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  changes in key personnel.
In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.
Our majority stockholder will have the ability to control significant corporate activities after the completion of this offering and our majority stockholder’s interests may not coincide with yours.
Following this offering, approximately 92.8% of our voting power will be held by BFI. As a result of its ownership, so long as it holds a majority of our voting power, BFI will have the ability to control the outcome of matters submitted to a vote of stockholders and, through our Board of Directors, the ability to control decision-making with respect to our business direction and policies. Matters over which BFI will, directly or indirectly, exercise control following this offering include:
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  the election of our Board of Directors and the appointment and removal of our officers;
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  mergers and other business combination transactions, including proposed transactions that would result in our stockholders receiving a premium price for their shares;
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  other acquisitions or dispositions of businesses or assets;

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  incurrence of indebtedness and the issuance of equity securities;
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  repurchase of stock and payment of dividends; and
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  the issuance of shares to management under our equity incentive plans.
Even if BFI’s ownership of our shares falls below a majority of the voting power, it may continue to be able to influence or effectively control our decisions.
The change of control rules under Section 382 of the Code may limit our ability to use net operating loss carryforwards to reduce future taxable income.
We have net operating loss (“NOL”) carryforwards for federal and state income tax purposes. Generally, NOL carryforwards can be used to reduce future taxable income. Our use of our NOL carryforwards will be limited, however, under Section 382 of the Code, if we undergo a change in ownership of more than 50% of our common stock over a three-year period as measured under Section 382 of the Code. These complex change of ownership rules generally focus on ownership changes involving stockholders owning directly or indirectly 5% or more of our common stock, including certain public “groups” of stockholders as set forth under Section 382 of the Code, including those arising from new stock issuances and other equity transactions. In connection with this offering or with another public or private offering in the future, we may experience an ownership change within the meaning of Section 382 of the Code. If we experience an ownership change, the resulting annual limit on the use of our NOL carryforwards (which would generally equal the product of the applicable federal long-term tax-exempt rate, multiplied by the value of our common stock immediately before the ownership change, and potentially increased by certain existing gains, if any, recognized within five years after the ownership change if we have a net built-in gain in our assets at the time of the ownership change) could result in a meaningful increase in our federal and state income tax liability in future years. Whether an ownership change occurs by reason of trading in our stock is not within our control and the determination of whether an ownership change has occurred is complex. No assurance can be given that we will not in the future undergo an ownership change that would have a significant adverse effect on the use of our NOL carryforwards. In addition, the possibility of causing an ownership change may reduce our willingness to issue new common stock to raise capital.
Future sales of our Class A common stock, or the perception in the public markets that these sales may occur, may depress our stock price.
Sales of substantial amounts of our Class A common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our Class A common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering and assuming the shares are sold at the midpoint of the range set forth on the cover of this prospectus, we will have 16,462,561 shares of Class A common stock outstanding. The shares of Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any shares of our Class A common stock that may be held or acquired by Mayflower, our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
We, each of our officers and directors, BFI, Mayflower and our other security holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus (subject to extension in certain circumstances), except, in our case, for the issuance (but not the subsequent disposition) of Class A common stock upon exercise of options under our existing management incentive plan. The representatives may, in their sole discretion, release any of these shares from these restrictions at any time without notice. For more detailed description of these agreements, see “Underwriting.”

All of our shares of Class A common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders, and, subject to certain restrictions on converting Class B common stock into Class A common stock, all of our shares of Class B common stock outstanding as of the date of this prospectus may be converted into Class A common stock and sold in the public market by existing stockholders, in each case 180 days after the date of this prospectus (subject to extension in certain circumstances). See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our Class A common stock after this offering.
After this offering, subject to any lock-up restrictions described above with respect to certain holders and assuming the shares are sold at the midpoint of the range set forth on the cover of this prospectus, holders of approximately 4.7 million shares of our Class A common stock and 21.7 million shares of our Class B common stock (including shares issuable upon exercise of the BFI Warrant) will have the right to require us to register the sales of their shares under the Securities Act, under the terms of agreements between us and the holders of these securities. See “Shares Eligible for Future Sale—Registration Rights” for a more detailed description of these rights.
In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our Class A common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our Class A common stock.
As an emerging growth company under the JOBS Act we are eligible to take advantage of certain exemptions from various reporting requirements.
We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our securities less attractive as a result. The result may be a less active trading market for our securities and our security prices may be more volatile. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.
We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by nonaffiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three year period.
Pursuant to the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 for so long as we are an “emerging growth company.”
Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC as a public company, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an “emerging growth company.” We could be an emerging growth company for up to five years.

As a public company, we will be subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy and may divert management’s attention from our business.
As a public company, we will be required to file annual and quarterly reports and other information pursuant to the Exchange Act with the SEC. We will be required to ensure that we have the ability to prepare consolidated financial statements that comply with SEC reporting requirements on a timely basis. We will also be subject to other reporting and corporate governance requirements, including the applicable stock exchange listing standards and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which impose significant compliance obligations upon us. Specifically, we will be required to:
•
  prepare and distribute periodic reports and other stockholder communications in compliance with our obligations under the federal securities laws and applicable stock exchange rules;
•
  create or expand the roles and duties of our Board of Directors and committees of the Board of Directors;
•
  institute compliance and internal audit functions that are more comprehensive;
•
  evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with the requirements of Section 404 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;
•
  enhance our investor relations function;
•
  maintain internal policies, including those relating to disclosure controls and procedures; and
•
  involve and retain outside legal counsel and accountants in connection with the activities listed above.
As a public company, we will be required to commit significant resources and management time and attention to the above-listed requirements, which will cause us to incur significant costs and which may place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. In addition, we might not be successful in implementing these requirements. Compliance with these requirements will place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems and will increase our legal and accounting compliance costs as well as our compensation expense as we may be required to hire additional accounting, tax, finance and legal staff with the requisite technical knowledge, particularly after we are no longer an “emerging growth company.”
In addition, the Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, significant resources and management oversight will be required. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur certain additional annual expenses related to these activities and, among other things, additional directors’ and officers’ liability insurance, reporting requirements, transfer agent fees, hiring additional personnel, increased auditing and legal fees and similar expenses.
Our management and independent registered public accounting firm in the past determined that there have been material weaknesses and significant deficiencies in our internal controls over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results.
Our independent registered public accounting firm identified material weaknesses and a significant deficiency in our internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a registrant’s financial reporting. Our failure to properly apply certain income tax accounting principles with respect to our acquisition of OmniGen Research, LLC was identified as a material weakness in our internal controls over financial reporting. They also identified other weaknesses in our internal controls over financial reporting that, when aggregated, resulted in a material weakness with respect to financial accounting, reporting, policies and procedures. These weaknesses related primarily to the lack of formal documentation and review of accounting information, which led to an inconsistent application of accounting policies and procedures, and a lack of segregation of duties due to a lack of personnel. They also identified certain weaknesses in information system controls. The deficiency in internal control relates to management’s design of the control specifically related to oversight of key contractual terms and reconciliation of liability balances. They concluded that it was reasonably possible for a misstatement to occur, however the deficiency was less likely to result in a material misstatement that was not prevented or detected and corrected on a timely basis. Our audit committee and management team have agreed with the assessment of our independent registered public accounting firm. We are currently evaluating the controls and procedures we will design and put in place to address these weaknesses and plan to implement appropriate measures as part of this effort. The measures may include additional staffing and other resources to strengthen internal controls and financial reporting. Failure to maintain an effective system of internal controls over financial reporting could have a material adverse effect on our business, financial condition and our results of operations. If we are unsuccessful in remediating the material weakness, or if we suffer other deficiencies or material weaknesses in our internal controls in the future, we may be unable to report financial information in a timely and accurate manner and it could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial reporting, negatively affect the trading price of our common stock, and could cause a default under the agreements governing our indebtedness.
Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.
As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and a statement that our auditors have issued an attestation report on the effectiveness of our internal controls, provided that, as long as we are an “emerging growth company,” our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified opinion, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our stock.
Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.
Our restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of the Company more difficult without the approval of our Board of Directors. These provisions:

•
  authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of Class A common stock;
•
  prohibit, at any time after BFI and its affiliates cease to hold at least 50% of our voting power, stockholder action by written consent, without the express prior consent of the Board of Directors;
•
  provide that the Board of Directors is expressly authorized to make, alter or repeal our amended and restated bylaws;
•
  establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;
•
  establish a classified Board of Directors, as a result of which our Board of Directors will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new Board of Directors at an annual meeting; and
•
  require, at any time after BFI and its affiliates cease to hold at least 50% of our voting power, the approval of holders of at least three quarters of the outstanding voting power for stockholders to amend the amended and restated bylaws or amended and restated certificate of incorporation.
These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of the Company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For a further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-takeover Effects of our Restated Certificate of Incorporation and Amended and Restated Bylaws.”
Our restated certificate of incorporation upon consummation of this offering will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our restated certificate of incorporation upon consummation of this offering will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.
If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.
If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $18.21 per share because the initial public offering price of $17.00 is substantially higher than the pro forma net tangible book value per share of our outstanding Class A common stock. Dilution results from the fact that the initial public offering price per share of the Class A common stock is substantially in excess of the book value per share of Class A common stock attributable to the existing stockholders for the presently outstanding shares of Class A common stock. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase Class A common stock granted to our employees and directors under a management incentive plan. See “Dilution.”
We will have broad discretion in how we use the proceeds of this offering and we may not use these proceeds effectively. This could affect our results of operations and cause the price of our Class A common stock to decline.
Our management team will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. We currently intend to use the net proceeds that we receive from this offering, to repay all amounts outstanding under the Mayflower Term Loan Agreement, all amounts outstanding under the BFI Term Loan Agreement and certain other indebtedness, to pay related fees and expenses and for general corporate purposes. We may use the net proceeds for corporate purposes that do not improve our results of operations or which cause our stock price to decline.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We may not obtain research coverage of our Class A common stock by securities and industry analysts. If no securities or industry analysts commence coverage of our Class A common stock, the trading price for our Class A common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our stock price and trading volume to decline.
Provisions of our restated certificate of incorporation could have the effect of preventing us from having the benefit of certain business opportunities that it may otherwise be entitled to pursue.
Our amended and restated certificate of incorporation will provide that BFI and its affiliates are not required to offer corporate opportunities of which they become aware to us and could, therefore, offer such opportunities instead to other companies including affiliates of BFI. In the event that BFI obtains business opportunities from which we might otherwise benefit but chooses not to present such opportunities to us, these provisions of our restated certificate of incorporation could have the effect of preventing us from pursuing transactions or relationships that would otherwise be in the best interests of our stockholders. See “Description of Capital Stock—Corporate Opportunity.”
We may not pay cash dividends in the foreseeable future and, as a result, you may not receive any return on investment unless you are able to sell your Class A common stock for a price greater than your purchase price.
Though we currently intend to pay an aggregate dividend of approximately $15 million per year on our Class A and Class B common stock, any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon results of operations, financial condition, contractual restrictions, and our ability to obtain funds from our subsidiaries to meet our obligations. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our Class A common stock, which may never occur.

FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical or current fact included in this prospectus are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “potential,” “project,” “projection,” “plan,” “intend,” “seek,” “believe,” “may,” “could,” “would,” “will,” “should,” “can,” “can have,” “likely,” the negatives thereof and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. See “Risk Factors,” including:
•
  restrictions on the use of antibacterials in food-producing animals may become more prevalent;
•
  a material portion of our sales and gross profits are generated by antibacterials and other related products;
•
  competition in each of our markets from a number of large and small companies, some of which have greater financial, R&D, production and other resources than we have;
•
  the impact of current and future laws and regulatory changes;
•
  outbreaks of animal diseases could significantly reduce demand for our products;
•
  perceived adverse effects on human health linked to the consumption of food derived from animals that utilize our products could cause a decline in the sales of those products;
•
  our ability to successfully implement several of our strategic initiatives;
•
  our business may be negatively affected by weather conditions and the availability of natural resources;
•
  the continuing trend toward consolidation of certain customer groups as well as the emergence of large buying groups;
•
  our ability to control costs and expenses;
•
  any unforeseen material loss or casualty;
•
  exposure relating to rising costs and reduced customer income;
•
  competition deriving from advances in veterinary medical practices and animal health technologies;
•
  unanticipated safety or efficacy concerns;
•
  our dependence on suppliers having current regulatory approvals;
•
  our raw materials are subject to price fluctuations;
•
  natural and man-made disasters, including but not limited to fire, snow and ice storms, flood, hail, hurricanes and earthquakes;
•
  terrorist attacks, particularly attacks on or within markets in which we operate;
•
  our reliance on the continued operation of our manufacturing facilities and application of our intellectual property;
•
  adverse U.S. and international economic market conditions, including currency fluctuations;

•
  the risks of product liability claims, legal proceedings and general litigation expenses;
•
  our dependence on our Israeli and Brazilian operations;
•
  our substantial level of indebtedness and related debt-service obligations;
•
  restrictions imposed by covenants in our debt agreements; and
•
  the risk of work stoppages.
While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.
We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS
We estimate that the proceeds to us from this offering, after deducting estimated underwriting discounts of approximately $8.4 million and offering expenses of approximately $2.0 million (after giving effect to the reimbursement of certain expenses by the underwriters) payable by us, will be approximately $114.6 million, assuming the shares offered by us are sold for $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus.
We intend to use the net proceeds from the sale of Class A common stock by us in this offering, together with the proceeds from our New Credit Facilities, to repay certain of our outstanding indebtedness, to pay related fees and expenses and for general corporate purposes. We will not receive any of the proceeds from the sale of shares by Mayflower, the selling stockholder in this offering. See “Principal and Selling Stockholders.”
Concurrently with and conditioned upon this offering, we expect to enter into $390 million in New Credit Facilities. The 2014 Revolving Credit Facility is expected to have an interest rate of 2.75% plus LIBOR. The 2014 Senior Secured Term Loan Facility is expected to have an interest rate of 3.00% plus LIBOR, with a LIBOR floor of 1.00%. A portion of the proceeds from the New Credit Facilities, together with the net proceeds of this offering, will be used to repay in full our 9.25% senior notes due July 1, 2018, the amounts currently outstanding under the term loan payable to Mayflower, the term loan payable to BFI and the Domestic Senior Credit Facility and pay fees and expenses. Upon completion of this offering, we expect no additional amounts to be available under the 2014 Senior Secured Term Loan Facility and $100.0 million to be available under the 2014 Revolving Credit Facility (not giving effect to approximately $17.3 million of existing letters of credit that are expected to remain outstanding under the 2014 Revolving Credit Facility, and which will reduce such availability). The Domestic Senior Credit Facility will be terminated following such repayment. The resulting estimated annual interest savings are expected to be $20.8 million. We will record a loss on extinguishment of debt of approximately $26.7 million upon repayment of our existing debt. Our Principal Stockholders are the lenders under our existing term loans. See “Certain Relationships and Related Party Transactions.”
An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the Administrative Agent with respect to our Domestic Senior Credit Facility. In addition, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our Domestic Senior Credit Facility and will receive its respective share of any repayment by us of amounts outstanding under our Domestic Senior Credit Facility with the net proceeds of this offering. See “Use of Proceeds” and “Underwriting—Other Relationships.”
The following table summarizes the estimated sources and uses of proceeds in connection with the sale of Class A common stock and entry into the New Credit Facilities by us, assuming this offering had occurred on December 31, 2013. You should read the following together with the information set forth under “Prospectus Summary—Refinancing.”

Sources	Amount
(in millions)
New Credit Facilities	$290.0 (1)
Class A common stock offered hereby	125.0
Total Sources	$415.0

Uses	Amount
(in millions)
Repay 9.25% senior notes due July 1, 2018	$300.0
Repay term loan payable to Mayflower due December 31, 2016	24.0
Repay term loan payable to BFI due August 1, 2014	10.0
Repay Domestic Senior Credit Facility	32.0
Pay call premium and make whole on senior notes	19.7
Fees and expenses	15.4 (2)
Cash added to the Balance Sheet	13.9
Total Uses	$415.0

(1)
  Amounts will be borrowed under the 2014 Senior Secured Term Loan Facility.
(2)
  Includes approximately $5.0 million of fees and expenses expected to be incurred in connection with our entry into the New Credit Facilities.
Pending use of the net proceeds from this offering as described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

DIVIDEND POLICY
We intend to pay regular quarterly dividends to holders of our Class A common stock out of assets legally available for this purpose. While any future determination as to whether to pay dividends will be at the discretion of our Board of Directors, we currently anticipate distributing an aggregate of approximately $15 million per year to holders of our Class A and Class B common stock, to be paid quarterly, beginning in our fiscal year 2015. Any future determination to pay dividends will also be subject to compliance with covenants in our current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our Board of Directors deems relevant. Additionally, our ability to pay dividends on our Class A common stock will be limited by restrictions on our ability to pay dividends or make distributions under the terms of current and any future agreements governing our indebtedness and our ability to obtain funds from our subsidiaries.

CAPITALIZATION
The following table sets forth our cash and cash equivalents, indebtedness and our capitalization as of December 31, 2013 on:
•
  an actual basis; and
•
  an adjusted basis to give effect to the following:
 i.
  the dividend as described under “Prospectus Summary — Recent Developments”;
 ii.
  the 0.442-for-1 split and reclassification of our common stock to take place immediately prior to the completion of this offering;
 iii.
  the sale by us of 7,352,941 shares of our Class A common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us; and
 iv.
  our entry into the New Credit Facilities and the application by us of the net proceeds from this offering and the New Credit Facilities as described under “Use of Proceeds.”
You should read the following table in conjunction with the sections entitled “Prospectus Summary — Refinancing,” “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2013
	Actual	Adjusted
	(in thousands, except par value)
Cash and cash equivalents	$30,474	$15,940 (1)
Debt:
Domestic senior credit facility	$32,000	$—
9.25% senior notes	297,796	—
Mayflower term loan	24,000	—
BFI term loan	9,932	—
New Credit Facilities(2)	—	290,000 (3)
Capital leases	93	93
Total debt	$363,821	$290,093
Stockholders’ Equity:
Common stock, par value $0.0001, 200,000 shares authorized; 68,910 shares issued and outstanding, on an as adjusted basis	7	—
Preferred stock, par value $0.0001, 16,000 shares authorized; 0 shares issued and outstanding	—	—
Class A common stock, par value $0.0001, 300,000 shares authorized; 16,462.6 shares issued and outstanding, on an as adjusted basis	—	2
Class B common stock, par value $0.0001, 30,000 shares authorized; 21,348.6 shares issued and outstanding, on an as adjusted basis	—	2
Additional paid-in-capital(4)	43,003	132,570
Accumulated deficit(5)	(85,976)	(112,660)
Accumulated other comprehensive income (loss)	(20,562)	(20,562)
Total stockholders’ deficit	(63,528)	(648)
Total capitalization	$300,293	$289,445

(1)
  Reflects approximately $3.4 million of taxes paid in connection with repatriation of funds used to pay the $25.0 million dividend described under “Prospectus Summary — Recent Developments.”
(2)
  The 2014 Senior Secured Term Loan Facility will have an interest rate of 3.0% plus LIBOR, with a LIBOR floor of 1.0%. As part of the overall refinancing, which includes the pay down of our current debt, the resulting estimated annual interest savings will be $20.8 million.
(3)
  Does not include approximately $17.3 million of existing letters of credit that are expected to remain outstanding under the 2014 Revolving Credit Facility.
(4)
  A reconciliation of actual additional paid-in-capital to adjusted additional paid-in-capital:

As of December 31, 2013
Actual additional paid-in-capital	$43,003
Dividend	(25,000)
Proceeds from offering	114,567
Adjusted paid-in-capital	$132,570

(5)
  A reconciliation of actual accumulated deficit to adjusted accumulated deficit:

As of December 31, 2013
Actual accumulated deficit	$(85,976)
Loss on extinguishment of debt	(26,684)
Adjusted accumulated deficit	$(112,660)

DILUTION
If you invest in our Class A common stock, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the initial public offering price per share of the Class A common stock is substantially in excess of the net tangible book value per share of Class A common stock attributable to the existing stockholders for the presently outstanding shares of Class A common stock.
Our net tangible book deficit as of December 31, 2013 was $(115.7) million, or $(3.80) per share of common stock (after giving effect to the 0.442-for-1 split and reclassification of our common stock to take place immediately prior to the completion of this offering). Net tangible book value per share represents the amount of our total tangible assets (which for the purpose of this calculation excludes capitalized debt issuance costs, net intangible assets and goodwill) less total liabilities, divided by the basic weighted average number of shares of common stock outstanding.
After giving effect to:
 i.
  the dividend as described under “Recent Developments”;
 ii.
  the 0.442-for-1 split and reclassification of our common stock to take place immediately prior to the completion of this offering;
 iii.
  the sale by us of 7,352,941 shares of our Class A common stock in this offering at an assumed initial public offering price of $17.00 per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us; and
 iv.
  our entry into the New Credit Facilities and the application by us of the net proceeds from this offering and the New Credit Facilities as described under “Use of Proceeds,”
our pro forma net tangible book deficit as of December 31, 2013 would have been approximately $(45.8) million, or $(1.21) per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $2.59 per share and an immediate dilution to new investors in this offering of $18.21 per share. The following table illustrates this pro forma per share dilution in net tangible book value to new investors.

Assumed initial public offering price per share		$17.00
Pro forma net tangible book value (deficit) per share as of December 31, 2013	$(3.80)
Increase per share attributable to new investors	2.59
Pro forma net tangible book value per share after this offering		(1.21)
Dilution per share to new investors		$18.21

The following table summarizes as of the date of this offering, on an as adjusted basis, the number of shares of Class A common stock purchased, the total consideration paid and the average price per share paid by the new investors, based upon an assumed initial public offering price of $17.00 per share (the mid-point of the initial public offering price range), after giving effect to the 0.442-for-1 split and reclassification of our common stock to take place immediately prior to the completion of this offering and before deducting estimated underwriting discounts and offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	4,697,561	28.5%	$50,123,161	20.0%	$10.67
New investors	11,765,000	71.5	200,005,000	80.0	17.00
Total	16,462,561	100%	250,128,161	100%

The tables and calculations above are based on 16,462,561 shares of Class A common stock outstanding after the completion of this offering and assume no exercise by the underwriters of their option to purchase up to an additional 1,764,750 shares from the selling stockholder. The number of shares outstanding excludes, as of the date of this offering, an aggregate of 5,131,620 shares of Class A common stock reserved for issuance under our equity incentive plan.
Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares, no exercise of any outstanding options and no exercise of the BFI Warrant.
If the underwriters’ option to purchase additional shares is exercised in full, our existing stockholders would own approximately 17.8% and our new investors would own approximately 82.2% of the total number of shares of our Class A common stock outstanding after this offering. If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after this offering would be $(1.21) per share, and the dilution in the pro forma net tangible book value per share to new investors in this offering would be $18.21 per share.
To the extent that any outstanding options or the BFI Warrant are exercised, new investors will experience further dilution. As of December 31, 2013, 1,885,130 shares of Class A common stock were issuable upon the exercise of outstanding options and the BFI Warrant at a weighted-average exercise price of $11.83 per share. If all of our outstanding options and the BFI Warrant had been exercised as of December 31, 2013, our pro forma net tangible book deficit as of December 31, 2013 would have been approximately $(93.4) million or $(2.89) per share of our common stock, and the pro forma net tangible book value after giving effect to this offering would have been $(0.59) per share, representing dilution in our pro forma net tangible book value per share to new investors of $17.59.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following table presents our selected consolidated financial data and certain other financial data. The balance sheet data as of June 30, 2013, 2012, 2011, 2010 and 2009 and the results of operations data and cash flows data for the years ended June 30, 2013, 2012, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements. The balance sheet data as of December 31, 2013 and the results of operations data and cash flows data for the six months ended December 31, 2013 and 2012 have been derived from our unaudited interim consolidated financial statements which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim period. Operating results for the six months ended December 31, 2013 and 2012 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2014.
The consolidated financial data and other financial data presented below should be read in conjunction with our audited consolidated financial statements and the related notes thereto and our unaudited interim consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical consolidated financial data may not be indicative of our future performance.

	Six months ended December 31,		Fiscal year ended June 30,
(in thousands, except per share amounts)	2013	2012	2013	2012	2011	2010	2009
Results of operations data
Net sales	$334,970	$326,265	$653,151	$654,101	$618,333	$594,209	$537,133
Cost of goods sold	234,302	241,213	474,187	489,962	471,668	439,476	407,473
Gross profit	100,668	85,052	178,964	164,139	146,665	154,733	129,660
Selling, general and administrative expenses	67,253	57,687	122,233	114,814	105,429	101,925	84,645
Impairment of long-lived assets	—	—	—	—	—	—	3,628
Operating income	33,415	27,365	56,731	49,325	41,236	52,808	41,387
Interest expense(1)	17,566	17,862	35,771	35,700	34,595	34,496	31,512
Interest (income)	(112)	(82)	(142)	(281)	(307)	(119)	(166)
Foreign currency gains (losses), net	1,813	294	3,103	1,192	(5,758)	(1,275)	12,098
Other income (expense), net(2)	—	46	151	(400)	593	108	67
(Loss) on extinguishment of debt	—	—	—	—	20,002	—	—
Income (loss) from continuing operations before income taxes	14,148	9,245	17,848	13,114	(7,889)	19,598	(2,124)
Provision (benefit) for income taxes	6,003	(5,487)	(7,043)	6,138	5,033	3,792	3,412
Income (loss) from continuing operations	8,145	14,732	24,891	6,976	(12,922)	15,806	(5,536)
(Loss) from discontinued operations, net of income taxes	—	—	—	—	—	(3,358)	(2,761)
Gain on disposal of discontinued operations, net of income taxes	—	—	—	—	—	29,603	—
Net income (loss)(3)	$8,145	$14,732	$24,891	$6,976	$(12,922)	$42,051	$(8,297)
Income (loss) per share from continuing operations – basic and diluted	$0.12	$0.21	$0.36	$0.10	$(0.19)	$0.23	$(0.08)
Income (loss) per share from discontinued operations – basic and diluted	—	—	—	—	—	0.38	(0.04)
Net income (loss) per share – basic and diluted	$0.12	$0.21	$0.36	$0.10	$(0.19)	$0.61	$(0.12)
Weighted average number of shares – basic and diluted	68,910	68,910	68,910	68,910	68,910	68,910	68,910
Pro forma net income per share (unaudited) – basic and diluted(4)	$0.27		$0.82
Pro forma weighted average number of shares (unaudited) – basic and diluted(4)	30,458		30,458
Other financial data
EBITDA(5)	$42,095	$36,343	$72,500	$66,060	$43,095	$95,442	$37,707
Adjusted EBITDA(5)	43,908	36,683	75,754	66,852	57,932	68,313	58,426
Cash provided (used) by operating activities	16,397	(2,002)	415	31,882	(4,680)	29,762	40,821
Capital expenditures(6)	9,765	9,640	19,947	14,824	21,635	15,971	17,484

	As of December 31, 2013	As of June 30, 2013
(in thousands)		2013	2012	2011	2010	2009
Balance sheet data
Cash and cash equivalents(7)	$30,474	$27,369	$53,900	$48,598	$62,705	$13,518
Working capital(8)	159,421	153,677	127,472	136,384	121,303	129,587
Total assets	480,828	474,142	440,908	435,694	425,287	362,280
Total debt(9)	363,821	365,604	350,121	357,996	289,258	294,534
Long-term debt and other liabilities	421,726	427,676	403,271	389,317	319,452	320,047
Total shareholders’ (deficit)	(63,528)	(68,938)	(88,228)	(69,068)	(10,204)	(52,027)

(1)
  Interest expense for the fiscal years ended June 30, 2013, 2012, 2011, 2010 and 2009 includes amortization of deferred financing fees of $1,366, $1,418, $1,405, $1,444 and $1,457, respectively, and amortization of imputed interest and debt discount of $1,060, $1,382, $1,787, $1,824 and $814, respectively. Interest expense for the six months ended December 31, 2013 and 2012 includes amortization of deferred financing fees of $530 and $705, respectively, and amortization of imputed interest and debt discount of $256 and $602, respectively.
(2)
  Other income (expense), net consists of items we consider non-operating in nature, including certain non-income tax costs, equity income or expense from an investment and the loss on the sale of an immaterial business.
(3)
  The table below reconciles net income (loss) to comprehensive income (loss).

	Six months ended December 31,		Fiscal year ended June 30,
(in thousands)	2013	2012	2013	2012	2011	2010	2009
Net income (loss)	$8,145	$14,732	$24,891	$6,976	$(12,922)	$42,051	$(8,297)
Other comprehensive income (loss):
Fair value of derivative instruments	137	418	(222)	(841)	58	(1,238)	1,242
Foreign currency translation adjustment	(3,315)	(468)	(5,968)	(15,077)	2,940	4,294	(2,138)
Unrecognized net pension gains (losses)	429	619	5,390	(10,413)	1,014	(3,221)	(5,340)
Tax (provision) benefit on other comprehensive income (loss)	(221)	(394)	(2,016)		(358)	—	—
Comprehensive income (loss)	$5,355	$14,907	$22,075	$(19,355)	$(9,268)	$41,886	$(14,533)

(4)
  Unaudited Pro Forma Net Income Per Share—Pro forma basic and diluted net income per share were computed to give the effect of the stock split that will take place immediately prior to the completion of this offering.

	Six months ended December 31, 2013	Fiscal year ended June 30, 2013
(in thousands, except per share amounts)	(unaudited)
Net income	$8,145	$24,891
Basic shares:
Weighted-average shares used to compute basic net income per share	68,910	68,910
Pro forma adjustment to reflect assumed stock split immediately prior to the completion of this offering	(38,452)	(38,452)
Weighted-average shares used to compute basic pro forma net income per share	30,458	30,458
Pro forma net income per share – basic and diluted	$0.27	$0.82

(5)
  EBITDA and Adjusted EBITDA, as presented in this prospectus are supplemental measures of our performance and liquidity that are not required by, or presented in accordance with, accounting principles generally accepted in the United States of America (“GAAP”). They are not measurements of our financial performance or liquidity under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP or as alternatives to cash flows from operating activities as measures of our liquidity. We define EBITDA as net income (loss) plus (i) net interest expense, (ii) provision for income taxes or less benefit for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for (i) (income) loss from, and disposal of, discontinued operations, (ii) other expense or other income, as separately reported on our consolidated statements of operations and comprehensive income, including foreign currency gains and losses and loss on extinguishment of debt and (iii) certain other items we consider to be unusual or non-recurring as described in this section.
EBITDA and Adjusted EBITDA are presented because these measures are used by management to analyze and compare ourselves with other companies on the basis of operating performance and we believe they are financial measures widely used by investors and analysts in our industry. In evaluating EBITDA and Adjusted EBITDA you should be aware that in the future we will incur expenses such as those used in calculating such measures. Our presentation of these measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Each of these measures has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:
•
  they do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•
  they do not reflect changes in, or cash requirements for, our working capital needs;
•
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
•
  they do not reflect any cash income taxes we may be required to pay or any potential tax benefits;
•
  they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•
  other companies in our industry may calculate these measures differently than we do, which limits their usefulness as comparative measures.
Because of these limitations, our EBITDA and Adjusted EBITDA should not be considered measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using our EBITDA and Adjusted EBITDA as supplemental measures. See our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Six months ended December 31,		Fiscal year ended June 30,
(in thousands)	2013	2012	2013	2012	2011	2010	2009
Net income (loss)	$8,145	$14,732	$24,891	$6,976	$(12,922)	$42,051	$(8,297)
Plus:
Interest expense	17,566	17,862	35,771	35,700	34,595	34,496	31,512
Interest (income)	(112)	(82)	(142)	(281)	(307)	(119)	(166)
Provision (benefit) for income taxes	6,003	(5,487)	(7,043)	6,138	5,033	3,792	3,412
Depreciation and amortization	10,493	9,318	19,023	17,527	16,696	15,222	11,246
EBITDA	$42,095	$36,343	$72,500	$66,060	$43,095	$95,442	$37,707
Adjustments:
Foreign currency (gains) losses, net	1,813	294	3,103	1,192	(5,758)	(1,275)	12,098
Other (income) expense, net(a)	—	46	151	(400)	593	108	67
Loss on extinguishment of debt	—	—	—	—	20,002	—	—
Loss from discontinued operations, net of income taxes	—	—	—	—	—	3,358	2,761
Gain on disposal of discontinued operations, net of income taxes	—	—	—	—	—	(29,603)	—
Plant consolidation costs(b)	—	—	—	—	—	283	783
Acquisition-related cost of goods sold(c)	—	—	—	—	—	—	1,122
Cost of acquired in-process R&D(d)	—	—	—	—	—	—	260
Impairment of long-lived assets(e)	—	—	—	—	—	—	3,628
Adjusted EBITDA	$43,908	$36,683	$75,754	$66,852	$57,932	$68,313	$58,426

(a)
  Consists of items we consider non-operating in nature, including certain non-income tax costs, equity income or expense from an investment and the loss on the sale of an immaterial business.
(b)
  Consists of severance costs related to the shutdown of certain Mineral Nutrition manufacturing facilities.
(c)
  Consists of the purchase price allocation to the inventory acquired with the Abic animal health business.
(d)
  Consists of the in-process R&D acquired with the Abic animal health business.
(e)
  Consists of a reduction in the carrying value of certain Performance Products manufacturing assets.
(6)
  Capital expenditures are for continuing operations only.
(7)
  Adjusted cash and cash equivalents would have been $15.9 million as of December 31, 2013, after giving effect to the adjustments described in Capitalization.
(8)
  We define working capital as total current assets (excluding cash & cash equivalents) less total current liabilities (excluding loans payable to banks and current portion of long-term debt).
(9)
  Total debt includes loans payable to banks, Domestic Senior Credit Facility, and current and long-term portions of long-term debt. Concurrently with and conditioned upon completion of this offering, we expect to enter into the New Credit Facilities. The 2014 Revolving Credit Facility is expected to have an interest rate of 2.75% plus LIBOR. The 2014 Senior Secured Term Loan Facility is expected to have an interest rate of 3.00% plus LIBOR, with a LIBOR floor of 1.00%. A portion of the proceeds from the New Credit Facilities, together with the net proceeds of this offering, will be used to repay in full our 9.25% senior notes due July 1, 2018, the amounts currently outstanding under the term loan payable to Mayflower, the term loan payable to BFI and the Domestic Senior Credit Facility and pay fees and expenses. The Domestic Senior Credit Facility will be terminated following such repayment. The resulting estimated annual interest savings are expected to be $20.8 million. We will record a loss on extinguishment of debt of approximately $26.7 million upon repayment of our existing debt. Adjusted total debt would have been $290.1 million as of December 31, 2013, after giving effect to the adjustments described in Capitalization. See also “Use of Proceeds” and “Capitalization.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Introduction
Our management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided to assist readers in understanding our performance, as reflected in the results of our operations, our financial condition and our cash flows. The following discussion summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flows as of and for the periods presented below. This MD&A should be read in conjunction with the “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our future results could differ materially from our historical performance as a result of various factors such as those discussed in “Risk Factors” and “Forward-Looking Statements.”
Overview of our business
Our Company
Phibro Animal Health Corporation is one of the leading animal health companies in the world and is dedicated to helping meet the growing demand for animal protein. We are a global diversified animal health and mineral nutrition company. For nearly 40 years we have been committed providing livestock producers with value-based products and solutions to help them maintain and enhance the health and productivity of their animals. We sell more than 1,100 product presentations in over 65 countries to approximately 2,850 customers. We develop, manufacture and market products for a broad range of food animals including poultry, swine, beef and dairy cattle and aquaculture. Our products help prevent, control and treat diseases, enhance nutrition to help improve health and performance and contribute to balanced mineral nutrition.
We believe we are the only global company with an animal health business that concentrates exclusively on animals for human consumption and are one of the few global companies offering a comprehensive range of animal health and mineral nutrition products. We believe our key products such as Stafac®, Nicarb®, and OmniGen enjoy strong brand name recognition and customer loyalty in the markets we serve. We believe our vaccines are recognized as a standard in efficacy against highly virulent disease challenges and our patented TAbic® vaccine delivery technology provides superior convenience and logistical benefits over conventional glass bottles. The foundation of our product portfolio is based on several key proprietary molecules and formulations that are supported by additional complementary products, which help address important customer needs. As an example of our portfolio depth, we believe over 5.4 billion of the 8.5 billion broiler chickens produced in the United States in 2012 received at least one of our products.
We are further differentiated by our team of highly trained and dedicated professionals who provide technical service and support for our products and offer practical solutions to our customers. Within our Animal Health and Mineral Nutrition segments, utilizing both our sales, marketing and technical support organization of approximately 225 employees and a broad distribution network, we market our portfolio of more than 1,000 product presentations to livestock producers and veterinarians in over 65 countries. Technical support and research is an important aspect of our overall sales effort. Our global reach allows us to connect with key global customers at their corporate, regional and local decision-making levels, and we are implementing a Global Key Account Strategy to improve our customer contacts. We believe our close contact with customers provides us with an in-depth understanding of their businesses and allows us to identify and develop products to address unmet customer needs, anticipate emerging trends and establish ourselves as trusted advisors to our customers.
We have focused our efforts in high value geographies (regions where the majority of livestock production is consolidated in large commercial farms) such as the United States, Brazil, China, Russia, Mexico, Australia, Turkey, Israel, Canada and Europe, and we believe we are well positioned to further accelerate our growth with our established network of sales, marketing and distribution professionals in emerging markets in Latin America, Asia Pacific, Europe and Africa.

In addition to animal health and mineral nutrition products, we manufacture and market specific ingredients for use in the personal care, automotive, industrial chemical and chemical catalyst industries.
For the fiscal year ended June 30, 2013, our net sales were $653.2 million, our net income was $24.9 million and our Adjusted EBITDA was $75.8 million. For the six months ended December 31, 2013, our net sales were $335.0 million, our net income was $8.1 million and our Adjusted EBITDA was $43.9 million. Our revenue stream is well-balanced and diversified by product, geography and customers, and our largest single customer (a distributor) represented approximately 8% of net sales for fiscal year 2013. We manage our business in three segments—Animal Health, Mineral Nutrition and Performance Products—each with its own dedicated management and sales team, for enhanced focus and accountability. Our Animal Health business contributed 59% of our net sales and 85% of our Adjusted EBITDA (excluding unallocated corporate costs) for fiscal year 2013 and we expect Animal Health will continue to be the key driver of our future growth. Our Mineral Nutrition business contributed 31% of our net sales and 12% of our Adjusted EBITDA (excluding unallocated corporate costs) for fiscal year 2013. Our Performance Products business contributed 10% of our net sales and 3% of our Adjusted EBITDA (excluding unallocated corporate costs) for fiscal year 2013. See “—Adjusted EBITDA” for a reconciliation of Adjusted EBITDA to net income.
Factors affecting our performance
Industry growth
According to Vetnosis, a research and consulting firm specializing in global animal health and veterinary medicine, the global livestock animal health sector represented approximately $13.3 billion of sales in 2012. The market grew at a compound annual growth rate of 6% between 2006 and 2012 and, excluding the impact of foreign exchange, the market is projected to grow at a compound annual growth rate of approximately 6% per year between 2012 and 2017. As discussed below, we believe several trends have supported and will continue to support this growth.
Perceptions of product quality, safety and reliability
We believe animal health, mineral nutrition and performance products customers value high-quality manufacturing and reliability of supply. The importance of quality and safety concerns to livestock producers also contribute to animal health brand loyalty, which we believe often continues after the loss of patent-based and regulatory exclusivity. For example, many of our MFA products have been in the market for over 40 years and continue to have broad acceptance and demand. We depend on positive perceptions of the safety and quality of our products, and animal health products generally, by our customers and end-users.
Execution of our growth strategies
We are committed to enhancing the health of animals and bringing solutions to our customers who raise and care for them. We intend to continue to grow our business by pursuing the following core strategies:
•
  Continue Our Expansion into High-Growth Emerging Markets;
•
  Leverage Proprietary Vaccine Technologies to Increase Sales in Poultry;
•
  Continue Our Growth of Nutritional Specialties, Including Cross-Selling with Other Products in Our Animal Health and Mineral Nutrition Portfolio;
•
  Transition to a Direct Sales Model in Key Markets;
•
  Enhance Gross Profit through Product Mix and Recent Investment in Manufacturing Capacity;
•
  Deliver New Product Innovation Through Focused Research & Development Investment; and
•
  Remain a Partner of Choice for New Products and Technologies.
For additional discussion of our growth strategies, see “Business—Growth Strategies.”

Regulatory Developments
There is considerable scientific and regulatory debate concerning whether the use of antibiotics in livestock can increase the risk to humans who consume meat potentially containing antibiotic-resistant organisms. For example, the FDA recently announced a plan to help phase out the use of medically important antibiotics (“MIAs”) in livestock feed for growth promotion. However, the recent FDA guidance provides for continued use of antibiotics in food-producing animals for treatment, control and prevention of disease under the supervision of a veterinarian. We believe most rigorous analyses have shown that, when used properly, these products create little to no risk for humans. Furthermore, this risk must be balanced against the positive benefits of permitting the use of antibiotics in animals, which we believe include the prevention, control and treatment of disease for animal welfare, the preservation of scarce natural resources to reduce the impact of agriculture on the environment, the safety and sustainability of the food supply and the need to feed the world’s growing population.
In the United States, the antibacterial products within our poultry business, our largest business in this region, as well as our cattle business, have both approved therapeutic and non-therapeutic indications. We believe, based on current producer usage patterns, that the large majority of use of our products in these segments is for therapeutic purposes. We currently generate a portion of our revenues from antibacterial products sold for use in turkey and swine in the United States where we do not currently have therapeutic claims that match our customers’ usage patterns. We intend to ensure that our antibacterial product offerings are in full alignment with the FDA’s guidance documents within the FDA’s three-year implementation period, and will pursue both new and additional therapeutic claims for these products with the FDA. However, there can be no assurance that we will be successful in obtaining such claims. While it is difficult to predict exactly what impact the removal of non-therapeutic claims for our products that are medically important antibacterials will ultimately have on our sales, we estimate that, based on our customers’ usage patterns, had we voluntarily decided to withdraw all of our non-therapeutic claims for these products in the United States, and did not add any new therapeutic claims for these products, our MFA & Other net sales would have been reduced by approximately $15 to $20 million for our fiscal year ended June 30, 2013. For additional discussion, see “Business—Regulatory.”
Competition
The animal health industry is highly competitive. We believe many of our competitors are conducting R&D activities in areas served by our products and in areas in which we are developing products. Our competitors include the animal health businesses of large pharmaceutical companies and specialty animal health businesses. In addition to competition from established participants, there could be new entrants to the animal health medicines and vaccines industry in the future. Principal methods of competition vary depending on the region, species, product category or individual products, including reliability, reputation, quality, price, service and promotion to veterinary professionals, pet owners and livestock producers.
Foreign exchange
We conduct operations in many areas of the world, involving transactions denominated in a variety of currencies. In fiscal year 2013, we generated approximately 37% of our revenues from operations outside the U.S. Although a portion of our revenues are denominated in various currencies, the selling prices of the majority of our sales outside the United States are referenced in U.S. dollars and as result our revenues are not significantly directly affected by currency movements. We are subject to currency risk to the extent that our costs are denominated in currencies other than those in which we earn revenues. We manufacture some of our major products in Brazil and Israel and production costs are largely denominated in local currencies, while the selling prices of the products are largely set in U.S. dollars. As such, we are exposed to changes in cost of goods sold resulting from currency movements and may not be able to adjust our selling prices to offset such movements. In addition, we incur selling and administrative expenses in various currencies and are exposed to changes in such expenses resulting from currency movements. Because our financial statements are reported in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on our results of operations.

Climate
The livestock animal health industry and demand for many of our animal health products in a particular region are affected by weather conditions, as usage of our products follows varying weather patterns and weather-related pressures from diseases. As a result, we may experience regional and seasonal fluctuations in our results of operations.
In addition, livestock producers depend on the availability of natural resources, including large supplies of fresh water. Their animals’ health and their ability to operate could be adversely affected if they experience a shortage of fresh water due to human population growth or floods, droughts or other weather conditions. In the event of adverse weather conditions or a shortage of fresh water, livestock producers may purchase less of our products.
Product development initiatives
Our future success depends on both our existing product portfolio and our pipeline of new products, including new products that we may develop through joint ventures and products that we are able to obtain through license or acquisition. The majority of our R&D programs focus on product lifecycle development, which is defined as R&D programs that leverage existing animal health products by adding new species or claims, achieving approvals in new markets or creating new combinations and reformulations.
Components of net sales and costs and expenses
Net sales
We recognize sales upon transfer of title and when risk of loss passes to the customer and additionally when collections of sales proceeds are reasonably assured and we have no further performance obligations. We record estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements and other volume-based incentives, at the time the sale is recorded. Royalty and licensing income from licensing agreements are recognized as earned under the terms of the related agreements and are included in net sales. Net sales also include shipping and handling fees billed to customers. We ship products to customers predominantly by third-party carriers.
The following factors, among others, can impact our overall net sales:
•
  fluctuations in overall economic activity within the geographies in which we operate;
•
  changes in one or more of our core end markets or customers;
•
  changes in the price of raw materials and freight and timing of the pass-through of these price changes to customers;
•
  volume of sales to our largest customers;
•
  the type of products used within existing customer applications;
•
  the “mix” of products sold, including the proportion of new or improved products and their pricing relative to existing products;
•
  changes in contractual terms in customer agreements; and
•
  our ability to successfully develop and launch new products and applications.
Costs and expenses
Costs of goods sold consist primarily of material and packaging costs; compensation of employees involved in the production process; costs of facilities and other infrastructure used to manufacture and store our products, including depreciation expense for property and equipment; and delivery costs to our customers.
Gross profit consists of net sales minus cost of goods sold.

The main factors that influence our cost of goods sold and gross profit as a percent of net sales include:
•
  the “mix” of products sold;
•
  the average selling prices of our products;
•
  changes in raw material and other production costs and timing of the pass-through of these cost changes to customers as well as the absolute level of prices;
•
  the effects of currency movements on the reported U.S. dollar amount of production costs and to a lesser extent, on reported net sales;
•
  changes in sales and production volumes, as higher production volumes enable us to spread the fixed portion of our production costs over higher volumes;
•
  inflation or deflation on other material costs; and
•
  the implementation of cost savings and efficiency programs.
Selling, general and administrative (“SG&A”) expenses consist of costs incurred in connection with the sale and marketing of our products, R&D expenditures and administrative overhead costs, including amortization expense for identifiable finite-life intangible assets that have been acquired through business combinations and costs related to business technology, facilities, legal, audit, finance, human resources, business development and management.
Changes in selling, general and administrative expenses are influenced by a number of factors, including:
•
  our decision to increase or decrease the number of employees to support the future growth of the business or to adjust the resources to current business conditions;
•
  changes in incentive compensation and benefit costs; and
•
  changes in our customer base, as new customers may require different levels of sales and marketing attention.
We include R&D costs, or R&D, in our SG&A costs because of the relatively small amounts and because of the integrated nature within our businesses. Our R&D costs have been approximately $7 million annually in recent years. We expect our annual expenditures to increase to approximately $11 million in fiscal year 2014.
Public company expenses. As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and certain requirements of the Sarbanes-Oxley Act. We will have additional procedures and practices to establish as a public company. As a result, we expect we will incur additional costs in the future.
Interest expense, net consists primarily of interest incurred on our indebtedness, including our Senior Notes, Domestic Senior Credit Facility and Mayflower, Teva and BFI term loans.
Foreign currency (gains) losses, net consist primarily of non-cash (gains) losses that result from inter-company balances across currencies.
Other (income) expense, net consists of items we consider non-operating in nature, including certain non-income tax costs, equity income or expense from an investment and the loss on the sale of an immaterial business.
Loss on extinguishment of debt consists of the costs of the early retirement of our senior notes and senior subordinated notes in July and August 2010.

Recent acquisitions and licensing activities
Acquisition of AquaVet
In January 2014, we completed the acquisition of the aquaculture business of AquaVet, a leading aquaculture veterinary consulting and contract research firm based in Israel, for aggregate consideration of $0.9 million plus a contingent incentive payment based on the future results of our aquaculture business. Through this transaction, we are joined by a well-respected team of aquaculture professionals with strong experience in product development providing technical support to leading aquaculture producers throughout the world. Our new aquaculture team will initially be focused on identifying, testing and obtaining regulatory approvals for our current portfolio of Animal Health products for use in aquaculture, as well as the identification, development and commercialization of new products.
Acquisition of OmniGen patents
In December 2012, we acquired OmniGen Research, LLC (“OGR”), including all rights to OmniGen patents and related intellectual property and ownership of certain property, plant and equipment. OmniGen is a proprietary nutritional specialty product that helps maintain a dairy cow’s healthy immune system. Prior to the transaction, we had been the exclusive manufacturer and marketer of OmniGen for 9 years, under a licensing arrangement with OGR.
The purchase price was approximately $22.8 million, with an initial cash payment of $18.5 million and deferred payments of approximately $4.3 million. A deferred payment of $1.0 million was paid in December 2013 and additional deferred payments of $1.0 million are scheduled to be paid on or before December 20, 2014 and 2015, respectively. The final deferred payment of approximately $1.3 million is scheduled to be paid on or before December 20, 2016. Interest is payable solely on the final installment at the rate of 5% annually from December 20, 2012 to the date of payment.
On an as adjusted basis, as if the transaction had occurred at the beginning of fiscal year 2012, EBITDA would have increased by $4.0 million for the year ended June 30, 2012 and by $2.0 million for the year ended June 30, 2013. The improvement is from the elimination of royalties previously paid to OGR, net of operating expenses related to the acquired R&D activities.
License agreement
In June 2012, we entered into a long-term license agreement with a major global animal health company to share in the use of our proprietary vaccine delivery technology. Under the arrangement, use of the technology will be limited to the licensee for animal uses worldwide, and to us and our respective affiliates. Financial terms of the agreement included a $5 million non-refundable payment to us which we received at signing and contingent future payments totaling $8 million, based on the earlier of achievement of technical and regulatory milestones and specified dates corresponding to such milestones. In addition, we will receive royalties on future sales by the licensee of products that utilize the technology, with required minimum annual royalties for the years 2016 to 2026, subject to the licensee’s right to terminate the license agreement for any reason upon payment of a termination payment.

Analysis of the consolidated statements of operations and comprehensive income
The following discussion and analysis of our consolidated statements of operations and comprehensive income should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Three months ended December 31,		% Change	Six months ended December 31,		% Change	Year ended June 30,			% Change
			2013/			2013/				2013/	2012/
(in thousands)	2013	2012	2012	2013	2012	2012	2013	2012	2011	2012	2011
Net sales	$172,742	$164,159	5%	$334,970	$326,265	3%	$653,151	$654,101	$618,333	(0)%	6%
Cost of goods sold	121,586	120,973	1%	234,302	241,213	(3)%	474,187	489,962	471,668	(3)%	4%
% of net sales	70.4%	73.7%		69.9%	73.9%		72.6%	74.9%	76.3%
Gross profit	51,156	43,186	18%	100,668	85,052	18%	178,964	164,139	146,665	9%	12%
% of net sales	29.6%	26.3%		30.1%	26.1%		27.4%	25.1%	23.7%
Selling, general and administrative expenses	34,138	29,030	18%	67,253	57,687	17%	122,233	114,814	105,429	6%	9%
% of net sales	19.8%	17.7%		20.1%	17.7%		18.7%	17.6%	17.1%
Operating income (loss)	17,018	14,156	20%	33,415	27,365	22%	56,731	49,325	41,236	15%	20%
% of net sales	9.9%	8.6%		10.0%	8.4%		8.7%	7.5%	6.7%
Interest expense, net	8,719	8,955	(3)%	17,454	17,780	(2)%	35,629	35,419	34,288	1%	3%
Foreign currency (gains) losses, net	1,165	126	825%	1,813	294	517%	3,103	1,192	(5,758)	160%	*
Loss on extinguishment of debt				—	—	*	—	—	20,002	*	*
Other (income) expense, net	—	58	*	—	46	*	151	(400)	593	*	*
Income (loss) before provision (benefit) for income taxes	7,134	5,017	42%	14,148	9,245	53%	17,848	13,114	(7,889)	36%	*
% of net sales	4.1%	3.1%		4.2%	2.8%		2.7%	2.0%	(1.3)%
Provision (benefit) for income taxes	4,832	(7,056)	*	6,003	(5,487)	*	(7,043)	6,138	5,033	*	22%
Effective tax rate	67.7%	(140.6)%		42.4%	(59.4)%		(39.5)%	46.8%	63.8%
Net income (loss)	2,302	12,073	(81)%	8,145	14,732	(45)%	24,891	6,976	(12,922)	257%	*
% of net sales	1.3%	7.4%		2.4%	4.5%		3.8%	1.1%	(2.1)%

Certain amounts and percentages may reflect rounding adjustments
*
  Calculation not meaningful
Changes in net sales from period to period primarily result from changes in volumes and average selling prices. Although a portion of our net sales is denominated in various currencies, the selling prices of the majority of our sales outside the United States are referenced in U.S. dollars and as result our revenues are not significantly directly affected by currency movements.
Our effective income tax rate varies significantly from period to period and from the federal statutory rate, primarily due to the mix of income tax provisions on profitable foreign jurisdictions and no income tax benefit being recorded on domestic pre-tax losses. We have approximately $45.3 million of federal net operating loss carry forwards (“NOLs”) and the provision does not recognize income tax benefits or the related deferred tax assets until it is more likely than not that such assets will be realized. Our fiscal year 2013 effective rate was also significantly affected by a $9.1 million benefit that resulted from the accounting for the OGR acquisition. We currently expect our normalized effective tax rate to approximate 30% in future periods, assuming our domestic income benefits from the reduction in interest expense from the use of proceeds in this offering to repay the Mayflower term loan and the BFI term loan and assuming the domestic tax provision is not affected by valuation allowances. We also expect we will continue to not record income taxes on most undistributed earnings of our foreign subsidiaries.

Net sales and operating income—segments
We manage our business in three segments—Animal Health, Mineral Nutrition and Performance Products. We also report net sales of the major product groups for our Animal Health business.

Net Sales	Three months ended December 31,		% Change	Six months ended December 31,		% Change	Year ended June 30,			% Change
			2013/			2013/				2013/	2012/
(in thousands)	2013	2012	2012	2013	2012	2012	2013	2012	2011	2012	2011
MFAs and other	$80,049	$76,002	5%	$158,014	$153,049	3%	$303,743	$290,535	$273,259	5%	6%
Nutritional Specialties	16,431	12,791	28%	30,563	24,259	26%	52,337	47,686	43,061	10%	11%
Vaccines	11,486	5,443	111%	20,560	13,056	57%	28,861	36,946	28,842	(22)%	28%
Animal Health	$107,966	$94,236	15%	$209,137	$190,364	10%	$384,941	$375,167	$345,162	3%	9%
Mineral Nutrition	50,633	52,892	(4)%	96,819	102,684	(6)%	203,169	210,091	209,302	(3)%	0%
Performance Products	14,143	17,031	(17)%	29,014	33,217	(13)%	65,041	68,843	63,869	(6)%	8%
Total	$172,742	$164,159	5%	$334,970	$326,265	3%	$653,151	$654,101	$618,333	(0)%	6%

Operating Income	Three months ended December 31,		% Change	Six months ended December 31,		% Change	Year ended June 30,			% Change
			2013/			2013/				2013/	2012/
(in thousands)	2013	2012	2012	2013	2012	2012	2013	2012	2011	2012	2011
Animal Health	$20,872	$16,185	29%	$41,236	$32,798	26%	$69,090	$57,447	$47,034	20%	22%
% of segment net sales	19.3%	17.2%		19.7%	17.2%		17.9%	15.3%	13.6%
Mineral Nutrition	2,265	2,605	(13)%	4,113	4,725	(13)%	9,794	10,790	11,323	(9)%	(5)%
% of segment net sales	4.5%	4.9%		4.2%	4.6%		4.8%	5.1%	5.4%
Performance Products	1,013	1,763	(43)%	2,019	2,845	(29)%	2,685	5,058	2,932	(47)%	73%
% of segment net sales	7.2%	10.4%		7.0%	8.6%		4.1%	7.3%	4.6%
Corporate	(7,132)	(6,397)	*	(13,953)	(13,003)	*	(24,838)	(23,970)	(20,053)	*	*
% of total net sales	(4.1%)	(3.9%)		(4.2)%	(4.0)%		(3.8)%	(3.7)%	(3.2)%
Operating income	$17,018	$14,156	20%	$33,415	$27,365	22%	$56,731	$49,325	$41,236	15%	20%
% of total net sales	9.9%	8.6%		10.0%	8.4%		8.7%	7.5%	6.7%

Corporate includes the departmental operating costs of the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the General Counsel, the Senior Vice President of Human Resources, the Chief Information Officer and Business Development. Costs include the executives and their organizations and include compensation and benefits, outside services, professional fees and office space.
Interest Expense, net

	Three months ended December 31,		$ Change	Six months ended December 31,		$ Change	Year ended June 30,			$ Change
			2013/			2013/				2013/	2012/
(in thousands)	2013	2012	2012	2013	2012	2012	2013	2012	2011	2012	2011
Domestic senior credit facility	$395	$254	$141	$811	$497	$314	$1,250	$977	$793	$273	$184
Senior notes and senior subordinated notes	7,036	7,027	9	14,073	14,152	(79)	27,750	27,750	26,482	—	1,268
Mayflower L.P., BFI Co., LLC and Teva Pharmaceutical Industries Ltd. term loans	989	1,172	(183)	1,978	2,342	(364)	4,132	4,605	5,036	(473)	(431)
Amortization of deferred financing fees	267	354	(87)	530	705	(175)	1,366	1,418	1,405	(52)	13
Amortization of debt discount and other	100	162	(62)	174	166	8	1,273	950	879	323	71
Interest Income	(68)	(14)	(54)	(112)	(82)	(30)	(142)	(281)	(307)	139	26
Interest expense, net	$8,179	$8,955	$(236)	$17,454	$17,780	$(326)	$35,629	$35,419	$34,288	$210	$1,131

Comparison of Three Months Ended December 31, 2013 and 2012
Net sales
Net sales of $172.7 million increased $8.6 million, or 5%, for the three months ended December 31, 2013 as compared to the three months ended December 31, 2012, primarily from $13.7 million of growth in Animal Health, partially offset by declines in Mineral Nutrition and Performance Products.
Animal Health
Net sales of $108.0 million grew $13.7 million, or 15%, due to volume growth of MFAs and other, nutritional specialty products and vaccines. MFAs and other grew $4.0 million, or 5%, as growth in the United States, Latin America and Brazil was partially offset by reductions in other markets. Nutritional specialty products grew $3.6 million, or 28%, primarily due to U.S. volume growth of OmniGen-AF and Animate and the introduction of OmniGen-AF in select European countries. Vaccines grew $6.0 million, or 111%, principally from the introduction of new products in Turkey, as well as increased volumes in China and India.
Mineral Nutrition
Net sales of $50.6 million decreased $2.3 million, or 4%. Our decision to deemphasize low margin, volatile lysine sales accounted for $1.0 million of the reduction. The remainder of the sales decline was principally due to reduced average selling prices due to lower underlying raw material commodity prices, partially offset by higher volumes.
Performance Products
Net sales of $14.1 million decreased $2.9 million, or 17%, due to reduced volumes of a low margin industrial chemical and timing of customer orders.
Gross profit
Gross profit of $51.2 million increased $8.0 million, or 18%, to 29.6% of sales, with all of the improvement coming from Animal Health. Animal Health gross profit increased $8.9 million, with approximately $6.2 million due to volume growth, a $1.2 million benefit from the OGR acquisition and $1.5 million from higher average selling prices and other items. MFAs and other contributed $2.4 million of the increase on lower unit costs and higher average selling prices. Lower unit costs primarily were due to improved operating efficiencies from capital expenditures. Nutritional specialty products contributed $2.7 million of the increase on volume growth and a $1.2 million benefit from the OGR acquisition, due to the elimination of royalty expense previously included in cost of goods sold. Vaccines gross profit increased $3.9 million due to volume growth, primarily in Turkey and China. Mineral Nutrition gross profit decreased $0.3 million due to reduced margins from competitive conditions and product mix. Performance Products gross profit decreased $0.7 million due to reduced volumes and lower average selling prices.
Selling, general and administrative expenses
Selling, general and administrative (‘‘SG&A’’) expenses of $34.1 million increased $5.1 million, or 18%. Animal Health accounted for $4.2 million of the increase, driven by sales and marketing and development spending. Selling headcount and related marketing support increased in Brazil, Mexico and China to support MFA and vaccine initiatives and in the U.S. and Europe to support the expansion of OmniGen-AF and Animate to the dairy industry. Development spending focused on product lifecycle extensions. Increased amortization of intangible assets and other depreciation added $0.4 million. The OGR acquisition added $0.6 million of costs which primarily consisted of research and development expenditures and depreciation and amortization. Corporate expenses increased $0.7 million due to increases in salary and wage related costs and increases in professional fees.
Operating income
Operating income of $17.0 million increased $2.9 million, or 20%, with Animal Health’s $4.7 million increase accounting for all the improvement, due to sales growth and increased gross profit partially offset by increased SG&A expenses.

Interest expense, net
Interest expense, net of $8.7 million decreased $0.2 million as reduced interest due to the payment of the Teva note payable was offset by higher average amounts outstanding under the Domestic Senior Credit Facility.
Foreign currency (gains) losses, net
Foreign currency (gains) losses, net amounted to net losses of $1.2 million and $0.1 million in 2013 and 2012, respectively. Foreign currency losses in the current period were primarily due to the movement of Brazil and Argentina currencies relative to the U.S. dollar.
Provision (benefit) for income taxes
Income taxes of $4.8 million were recorded on consolidated pre-tax income of $7.1 million, a 67.7% effective tax rate. The tax provision is comprised primarily of foreign withholding taxes and income taxes relating to certain profitable foreign jurisdictions. We generated a taxable loss from our domestic operations and established a valuation allowance to offset the income tax benefit.
Comparison of six months ended December 31, 2013 and 2012
Net sales
Net sales of $335.0 million increased $8.7 million, or 3%, for the six months ended December 31, 2013 as compared to the six months ended December 31, 2012, primarily from $18.8 million of growth in Animal Health, partially offset by declines in Mineral Nutrition and Performance Products.
Animal Health
Net sales of $209.1 million grew $18.8 million, or 10%, due to volume growth of MFAs and other, nutritional specialty products and vaccines. MFAs and other grew $5.0 million, or 3%, as growth in the United States, Latin America and Brazil was partially offset by reductions in other markets. Nutritional specialty products grew $6.3 million, or 26%, primarily due to U.S. volume growth of OmniGen-AF and Animate and the introduction of OmniGen-AF in select European countries. Vaccines grew $7.5 million, or 57%, principally from the introduction of new products in Turkey and volume growth in China.
Mineral Nutrition
Net sales of $96.8 million decreased $5.9 million, or 6%. Our decision to deemphasize low margin, volatile lysine sales accounted for $3.1 million of the reduction. The remainder of the sales decline was principally due to reduced average selling prices due to lower underlying raw material commodity prices, partially offset by increased volumes.
Performance Products
Net sales of $29.0 million decreased $4.2 million, or 13%, due to reduced demand for copper-based products for the catalyst industry and reduced volumes of a low margin industrial chemical. Volume growth in other industrial chemicals partially offset the decline.
Gross profit
Gross profit of $100.7 million increased $15.6 million, or 18%, to 30.1% of sales, with all of the improvement coming from Animal Health. Animal Health gross profit increased $16.9 million, with approximately $10.3 million due to volume growth and favorable product mix, $2.2 million due to lower unit costs, $2.2 million due to higher average selling prices and other items and a $2.3 million benefit from the OGR acquisition. Lower unit costs primarily were due to improved operating efficiencies from capital expenditures and reduced production costs from favorable currency movements related to the Brazilian Real. MFAs and other contributed $6.5 million of the increase on volume growth, favorable product mix and lower unit costs. Nutritional specialty products contributed $5.1 million of the increase on volume growth and a $2.3 million benefit from the OGR acquisition, due to the elimination of royalty expense previously included in cost of goods sold. Vaccines gross profit increased $5.4 million due to volume growth, primarily in Turkey and China. Mineral Nutrition gross profit decreased $0.5 million due to reduced margins from competitive conditions which were partially offset by increased volumes of low margin products. Performance Products gross profit decreased $0.8 million due to lower average selling prices and lower volumes, partially offset by lower product costs.
Selling, general and administrative expenses
SG&A expenses of $67.3 million increased $9.6 million, or 17%. Animal Health accounted for $8.5 million of the increase, driven by sales and marketing and development spending. Selling headcount and related marketing support increased in Brazil, Mexico and China to support MFA and vaccine initiatives and in the U.S. and Europe to support the expansion of OmniGen-AF and Animate to the dairy industry. Development spending focused on product lifecycle extensions. Increased amortization of intangible assets and other depreciation added $1.1 million. The OGR acquisition added $1.2 million of costs which primarily consisted of research and development expenditures and depreciation and amortization. Corporate expenses increased $1.0 million due to increases in salary and wage related costs and increases in professional fees.
Operating income
Operating income of $33.4 million increased $6.1 million, or 22%, with Animal Health’s $8.4 million increase accounting for all the improvement, due to sales growth and increased gross profit partially offset by increased SG&A expenses.
Interest expense, net
Interest expense, net of $17.5 million decreased $0.3 million as reduced interest due to the payment of the Teva note payable was offset by higher average amounts outstanding under the Domestic Senior Credit Facility.
Foreign currency (gains) losses, net
Foreign currency (gains) losses, net amounted to net losses of $1.8 million and $0.3 million in 2013 and 2012, respectively. Foreign currency losses in the current period were primarily due to the movement of Brazil, Turkey and Argentina currencies relative to the U.S. dollar.
Provision (benefit) for income taxes
Income taxes of $6.0 million were recorded on consolidated pre-tax income of $14.1 million, a 42.4% effective tax rate. The tax provision is comprised primarily of foreign withholding taxes and income taxes relating to certain profitable foreign jurisdictions, partially offset by a benefit from the recognition of certain previously unrecognized tax benefits. We generated a taxable loss from our domestic operations and established a valuation allowance to offset the income tax benefit.
Comparison of fiscal years ended June 30, 2013 and 2012
Net sales
Fiscal year 2013 net sales of $653.2 million decreased $1.0 million, or less than 1%, for the fiscal year ended June 30, 2013, as compared to the fiscal year ended June 30, 2012, as $9.8 million of growth in Animal Health was offset by declines in Mineral Nutrition and Performance Products. Net sales growth was $4.0 million, or 1%, excluding the effect of the fiscal year ended June 30, 2012 revenue of $5.0 million from the licensing of vaccine delivery technology.
Animal Health
Net sales of $384.9 million grew $9.8 million, or 3%, due to volume growth of MFAs and other and nutritional specialty products, partially offset by lower volumes of vaccines. Net sales growth was $14.8 million, or 4%, excluding the effect of the fiscal year 2012 revenue of $5.0 million from the licensing of vaccine delivery technology. MFAs and other net sales grew $13.2 million, or 5%, principally from volume growth and included $6.4 million of growth in Latin America and South America, principally Mexico and Brazil, and $7.9 million of growth in China on increased demand and timing of customer deliveries. Growth was in the poultry and swine sectors and expansion into the cattle sectors in Brazil and Mexico. Nutritional specialty products grew $4.7 million, or 10%, primarily due to U.S. volume growth of OmniGen and Animate and the introduction of OmniGen in certain European countries. Vaccines net sales decreased $3.1 million, excluding the effect of the fiscal year 2012 licensing revenue, principally from timing of deliveries due to a transition of distribution in China and lower sales in Israel, partially offset by $1.1 million of growth in Turkey as we changed to a direct sales approach. Vaccine sales decreased $5.0 million due to the fiscal year 2012 licensing revenue of vaccine delivery technology.
Mineral Nutrition
Net sales of $203.2 million decreased $6.9 million, or 3%, reflecting a $9.0 million sales reduction due to our decision to deemphasize lysine sales. Trace mineral volumes were approximately level to the prior year, excluding the lysine volumes.
Performance Products
Net sales of $65.0 million decreased $3.8 million, or 6%, primarily due to a $7.9 million decrease from lower unit volumes in the personal care and automotive industries, partially offset by $4.3 million of higher average selling prices in the industrial sector.
Gross profit
Gross profit of $179.0 million increased $14.8 million, or 9%, to 27.4% of net sales for the fiscal year ended June 30, 2013, as compared to the fiscal year ended June 30, 2012, with all the improvement coming from Animal Health. Gross profit growth was $19.8 million, or 12%, excluding the effect of the fiscal year 2012 gross profit of $5.0 million from the licensing of vaccine delivery technology. Animal Health gross profit increased $20.2 million, excluding last year’s gross profit from the licensing of vaccine delivery technology, with approximately $10.0 million due to volume growth and favorable product mix, $7.7 million due to lower unit costs and other items and a $2.5 million benefit from the OGR acquisition. Lower unit costs primarily were due to reduced production costs from favorable currency movements related to the Brazilian Real and improved operating efficiencies from capital expenditures. MFAs and other contributed $16.6 million of the increase on volume growth, favorable product mix and lower unit costs. Nutritional specialty products contributed $4.6 million of the increase on volume growth and a $2.5 million benefit from the OGR acquisition, due to the elimination of royalty expense previously included in cost of goods sold. Excluding the fiscal year 2012 gross profit from the licensing of vaccine delivery technology, vaccines gross profit decreased $1.0 million due to volume declines, partially offset by favorable product mix. Mineral Nutrition gross profit decreased $1.0 million due to reduced margins from competitive conditions on approximately level volumes. Performance Products gross profit increased $0.6 million as favorable product mix and improved average selling prices offset volume declines.
Selling, general and administrative expenses
Selling, general and administrative expenses of $122.2 million increased $7.4 million, or 6%, for the fiscal year ended June 30, 2013, as compared to the fiscal year ended June 30, 2012. Animal Health accounted for $3.6 million of the increase, driven by sales and marketing spending. Selling headcount and related marketing support increased primarily in: (i) Turkey for the completion of our direct sales organization, (ii) Brazil and Mexico to support MFA initiatives, and (iii) the U.S. and Europe to support the expansion of OmniGen and Animate to the dairy industry. Depreciation and amortization increased $1.7 million, primarily in Animal Health due to amortization of OGR acquired intangibles. The OGR acquisition also added $0.5 million of R&D costs. Our R&D expenses were $6.6 million for the year, focused primarily on product lifecycle management and development of our nutritional specialty products and vaccines technologies. R&D expense decreased $0.6 million on timing of project spending. Mineral Nutrition expenses were equal to the prior fiscal year. Performance Products expense increased by $3.0 million, primarily due to increased environmental remediation costs. SG&A includes Corporate expense of $24.8 million, an increase over the prior year of $0.9 million, including $0.4 million of increased depreciation expense.

Operating income
Operating income of $56.7 million increased $7.4 million, or 15%, for the fiscal year ended June 30, 2013, as compared to the fiscal year ended June 30, 2012. Operating income growth was $12.4 million, or 28%, excluding the effect of the fiscal year 2012 income of $5.0 million from the licensing of vaccine delivery technology. Animal Health’s operating income increased by $16.6 million, excluding the effect of the licensing of vaccine delivery technology, due to increased gross profit partially offset by increased SG&A expenses. Mineral Nutrition operating income decreased $1.0 million, or 9%, due to reduced unit margins as volumes were approximately level with last year. Performance Products operating income decreased $2.4 million, or 47%, primarily due to increased environmental remediation costs. Corporate expenses accounted for the remaining increase.
Interest expense, net
Interest expense, net of $35.6 million increased $0.2 million for the fiscal year ended June 30, 2013, as compared to the fiscal year ended June 30, 2012, as higher average amounts outstanding under the Domestic Senior Credit Facility were partially offset by reduced interest charges due to payment of a note payable.
Foreign currency (gains) losses, net
Foreign currency (gains) losses, net were $3.1 million and $1.2 million in the fiscal year ended June 30, 2013 and the fiscal year ended June 30, 2012, respectively. Foreign currency losses in the current period primarily were due to the movement of Argentine, Brazilian and Asia Pacific currencies relative to the U.S. dollar.
Provision (benefit) for income taxes
Income taxes (benefit) of ($7.0) million was recorded on consolidated pre-tax income of $17.8 million. The current year provision included a tax benefit of $9.1 million resulting from a reversal of a portion of our previously established deferred tax valuation allowance. The reversal was required to offset deferred tax liabilities established as part of the OGR acquisition. Our effective tax rate also reflects income tax provisions primarily from profitable foreign jurisdictions. No provision for U.S. federal income taxes was recorded as our domestic operations generated a pre-tax loss. We have recorded valuation allowances related to substantially all net deferred tax assets in certain significant tax jurisdictions. We will continue to evaluate the likelihood of recoverability of these deferred tax assets based upon actual and expected operating performance.
Comparison of fiscal years ended June 30, 2012 and 2011
Net sales
Fiscal year 2012 net sales of $654.1 million increased $35.8 million, or 6%, for the fiscal year ended June 30, 2012, as compared to the fiscal year ended June 30, 2011, primarily from $30.0 million of growth in Animal Health. Fiscal year 2012 benefited from $5.0 million licensing revenue for vaccine delivery technology.
Animal Health
Net sales of $375.2 million increased $30.0 million, or 9%, due to volume growth across most products and $5.0 million of revenue from licensing of vaccine delivery technology. Net sales growth was $25.0 million, or 7%, excluding the effect of the licensing revenue. MFAs and other net sales grew $17.3 million, or 6%, principally from volume growth and included $10.9 million of growth in Latin America, principally Brazil and Mexico, and $9.7 million of U.S. growth. Growth was principally in the poultry and cattle sectors. Nutritional specialty products grew $4.6 million, or 11%, primarily due to U.S. volume growth of OmniGen and Animate. Vaccines net sales increased $3.1 million, excluding the effect of the fiscal year 2012 licensing revenue, across various international countries. Vaccine sales increased $5.0 million due to the $5.0 million licensing revenue of vaccine delivery technology.

Mineral Nutrition
Net sales of $210.1 million increased $0.8 million, or less than 1%, due to $13.4 million from increased average selling prices of trace minerals, partially offset by a $4.0 million decrease due to lower volumes and $8.6 million reduction in lysine sales on lower volumes and pricing.
Performance Products
Net sales of $68.8 million increased $5.0 million, or 8%, primarily due to a $6.7 million increase from higher average selling prices in the personal care, automotive and industrial sectors, partially offset by a $2.0 million decrease due to lower volumes in the personal care and industrial chemical sectors.
Gross profit
Gross profit of $164.1 million increased $17.5 million, or 12%, to 25.1% of net sales, for the fiscal year ended June 30, 2012, as compared to the fiscal year ended June 30, 2011. Gross profit growth was $12.5 million, or 9%, excluding the effect of the fiscal year 2012 gross profit of $5.0 million of profit from the licensing of vaccine delivery technology. Animal Health gross profit increased $10.6 million, excluding the gross profit from the licensing of vaccine delivery technology, primarily due to volume growth and favorable product mix. MFAs and other contributed $6.8 million of the increase on volume growth and favorable product mix. Nutritional specialty products contributed $2.9 million of the increase on volume growth across the product portfolio. Excluding the fiscal year 2012 gross profit from the licensing of vaccine delivery technology, vaccines gross profit increased $1.0 million due to favorable product mix. Mineral Nutrition gross profit was even with the prior year as the $0.9 million benefit from higher average selling prices and other items offset a $0.9 million decline due to lower volumes. Performance Products gross profit increased $1.9 million primarily due to a $1.6 million benefit from increased volumes plus a $0.2 million benefit from higher average selling prices and other items.
Selling, general and administrative expenses
Selling, general and administrative expenses of $114.8 million increased $9.4 million, or 9%, for the fiscal year ended June 30, 2012, as compared to the fiscal year ended June 30, 2011, principally due to increases in salary and related costs, depreciation and amortization and professional fees. Unrealized gains from mark-to-market copper commitments recorded during the period were $0.7 million compared to $0.6 million of unrealized losses for the same period last year. The change of $1.3 million less expense partially offset the increases in the other expenses noted above. Animal Health accounted for $5.2 million of the increase, driven by sales and marketing spending. Selling headcount and related marketing support increased primarily in: (i) Brazil and Mexico to support MFA initiatives, (ii) Turkey for the build-up of our direct sales organization and (iii) the U.S. to support the expansion of OmniGen and Animate to the dairy industry. R&D expenses of $7.2 million increased $0.4 million, or 6%. Mineral Nutrition SG&A increased $0.6 million due to increases in employee related costs. Performance Products SG&A declined $0.3 million as 2012 included $0.7 million of unrealized gains from mark-to-market copper contracts compared to $0.6 million of unrealized losses last year. The $1.3 million change due to the copper contracts was partially offset by increased environmental remediation costs. SG&A included Corporate expense of $24.0 million, an increase of $3.9 million over the prior year, primarily due to $2.6 million of incentive compensation compared with zero in the prior year and $0.7 million of increased depreciation expense related to information systems investments.
Certain customers claimed damage to their poultry resulting from the use of one of our animal health products. We believe we are entitled to coverage for the claimed damage under our insurance policies, except for the $0.25 million self-insured retention limit. Our insurance carrier thus far has refused to cover the damages claimed and has denied coverage. We have taken actions to enforce our rights under the policies and believe we are likely to prevail. During our fiscal year 2012, we accrued a $5.6 million liability for the claims presented by our customers and recorded a $5.35 million asset for recovery under these insurance policies. Our judgment that we will be successful in obtaining coverage under our insurance policies for the customers’ claims is based on the policy language and relevant case law precedents.

Operating income
Operating income of $49.3 million increased $8.1 million, or 20%, for the fiscal year ended June 30, 2012, as compared to the fiscal year ended June 30, 2011. Operating income growth was $3.1 million, or 7%, excluding the effect of the fiscal year 2012 income of $5.0 million from the licensing of vaccine delivery technology. Animal Health’s operating income increased by $5.4 million, excluding the effect of the licensing of vaccine delivery technology, due to increased gross profit partially offset by increased SG&A expenses. Mineral Nutrition operating income decreased $0.5 million, or 5%, due to reduced gross margins. Performance Products operating income increased by $2.1 million, or 73%, primarily due to reduced losses relating to copper commitments as well as increased average selling prices. Corporate expenses increased $3.9 million.
Interest expense, net
Interest expense, net of $35.4 million increased $1.1 million, or 3%, for the fiscal year ended June 30, 2012, as compared to the fiscal year ended June 30, 2011, primarily due to higher average debt levels.
Foreign currency (gains) losses, net
Foreign currency (gains) losses, net were a loss of $1.2 million and a gain of $5.8 million for the fiscal years ended June 30, 2012 and June 30, 2011, respectively. Foreign currency (gains) losses in the current period primarily were due to the movement of Brazilian, European, and Israeli currencies relative to the U.S. dollar.
Loss on extinguishment of debt
In July and August 2010, we retired our senior notes due 2013 and our senior subordinated notes due 2014. Our consolidated statements of operations for the year ended June 30, 2011 included a $20.0 million loss on early extinguishment of debt consisting of tender, consent and redemption premiums paid, the write-off of deferred financing costs related to the retired notes and cancelled Domestic Senior Credit Facility and other costs.
Provision (benefit) for income taxes
Income taxes provision of $6.1 million was recorded on consolidated pre-tax income of $13.1 million. The tax rate reflects domestic pre-tax losses and income tax provisions in profitable foreign jurisdictions, for state income taxes, and for foreign withholding taxes. No provision for U.S. federal income taxes was recorded as our domestic operations generated a pre-tax loss. We have recorded valuation allowances related to substantially all net deferred tax assets in certain significant tax jurisdictions. We will continue to evaluate the likelihood of recoverability of these deferred tax assets based upon actual and expected operating performance.

Comprehensive income (loss)
A reconciliation of net income (loss) to comprehensive income (loss) follows:

	Three months ended December 31,		% Change	Six months ended December 31,		% Change	Year ended June 30,			% Change
			2013/			2013/				2013/	2012/
(in thousands)	2013	2012	2012	2013	2012	2012	2013	2012	2011	2012	2011
Net income (loss)	$2,302	$12,073	(81)%	$8,145	$14,732	(45)%	$24,891	$6,976	$(12,922)	257%	*
Fair value of derivative instruments	(235)	182	*	137	418	(67)%	(222)	(841)	58	*	*
Foreign currency translation adjustments	(3,003)	(366)	*	(3,135)	(468)	*	(5,968)	(15,077)	2,940	*	*
Unrecognized net pension gains (losses)	226	309	(27)%	429	619	(31)%	5,390	(10,413)	1,014	*	*
Tax (provision) benefit on other comprehensive income (loss)	3	(187)	*	(221)	(394)	*	(2,016)	—	(358)	*	*
Comprehensive income (loss)	$(707)	$12,011	*	$5,355	$14,907	(64)%	$22,075	$(19,355)	$(9,268)	*	*

Certain amounts and percentages may reflect rounding adjustments
*
  Calculation not meaningful
Discussion of changes
Income (loss) from changes in the fair value of derivative instruments results from gains (losses) on Brazilian currency contracts we have designated as cash flow hedges.
Foreign currency translation adjustments result from the strengthening or weakening of the U.S. dollar as compared to the currencies in the countries in which we do business. The translation adjustments arise primarily from the use of differing exchange rates from period to period to translate assets and liabilities. The gains and losses associated with these changes are deferred on the balance sheet in Accumulated other comprehensive loss until realized. The foreign currency translation adjustments recorded to Accumulated other comprehensive loss in 2013 and 2012 primarily relate to the strengthening of the U.S. dollar as compared to the Brazilian currency. The foreign currency translation adjustments recorded in 2011 primarily relate to the weakening of the U.S. dollar as compared to the Brazilian currency.
Unrecognized net pension gains (losses) result from changes in the funded status of our domestic defined benefit pension plan, less amounts previously recognized in the statement of operations. The gains (losses) are primarily influenced by the discount rate used to determine the present value of the benefit obligation and by the actual return on plan assets.
We record corresponding (provision) benefit for income taxes related to derivative instruments and pension gains (losses).
Adjusted EBITDA
General description of Adjusted EBITDA (a non-GAAP financial measure)
Adjusted EBITDA is an alternative view of performance used by management, and we believe that investors’ understanding of our performance is enhanced by disclosing this performance measure. We report Adjusted EBITDA to portray the results of our operations prior to considering certain income statement elements. We have defined EBITDA as net income plus (i) interest expense, net, (ii) provision for income taxes or less benefit for income taxes, and (iii) depreciation and amortization. We have defined Adjusted EBITDA as EBITDA plus (a) (income) loss from, and disposal of, discontinued operations, (b) other expense or less other income, as separately reported on our consolidated statements of operations and comprehensive income, including foreign currency gains and losses and loss on extinguishment of debt, and (c) certain items that we consider to be unusual or non-recurring. The Adjusted EBITDA measure is not, and should not be viewed as, a substitute for GAAP reported net income.

The Adjusted EBITDA measure is an important internal measurement for us. We measure our overall performance on this basis in conjunction with other performance metrics. The following are examples of how our Adjusted EBITDA measure is utilized:
•
  senior management receives a monthly analysis of our operating results that is prepared on an Adjusted EBITDA basis;
•
  our annual budgets are prepared on an Adjusted EBITDA basis; and
•
  other goal setting and performance measurements are prepared on an Adjusted EBITDA basis.
Despite the importance of this measure to management in goal setting and performance measurement, Adjusted EBITDA is a non-GAAP financial measure that has no standardized meaning prescribed by GAAP and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted EBITDA, unlike GAAP net income, may not be comparable to the calculation of similar measures of other companies. Adjusted EBITDA is presented to permit investors to more fully understand how management assesses performance.
We also recognize that, as an internal measure of performance, the Adjusted EBITDA measure has limitations, and we do not restrict our performance management process solely to this metric. A limitation of the Adjusted EBITDA measure is that it provides a view of our operations without including all events during a period, such as the depreciation of property, plant and equipment or amortization of purchased intangibles, and does not provide a comparable view of our performance to other companies.
Certain significant items
Adjusted EBITDA is calculated prior to considering certain items. We evaluate such items on an individual basis. Such evaluation considers both the quantitative and the qualitative aspect of their unusual or non-operational nature. Unusual, in this context, may represent items that are not part of our ongoing business; items that, either as a result of their nature or size, we would not expect to occur as part of our normal business on a regular basis. An example of an unusual item is the loss on extinguishment of debt incurred in fiscal year 2011. We consider foreign currency gains and losses to be non-operational because they arise principally from intercompany transactions and are largely non-cash in nature.
Reconciliations
A reconciliation of net income, as reported under GAAP, to Adjusted EBITDA follows:

	Three months ended December 31,		$ Change	Six months ended December 31,		$ Change	Year ended June 30,			$ Change
			2013/			2013/				2013/	2012/
(in thousands)	2013	2012	2012	2013	2012	2012	2013	2012	2011	2012	2011
Net income (loss)	$2,302	$12,073	$(9,771)	$8,145	$14,732	$(6,587)	$24,891	$6,976	$(12,922)	$17,915	$19,898
Plus:
Interest expense, net	8,719	8,955	(236)	17,454	17,780	(326)	35,629	35,419	34,288	210	1,131
Provision (benefit) for income taxes	4,832	(7,056)	11,888	6,003	(5,487)	11,490	(7,043)	6,138	5,033	(13,181)	1,105
Depreciation and amortization	5,292	4,622	670	10,493	9,318	1,175	19,023	17,527	16,696	1,496	831
EBITDA	21,145	18,594	2,551	42,095	36,343	5,752	72,500	66,060	43,095	6,440	22,965
Other (income) expense, net	—	58	(58)	—	46	(46)	151	(400)	593	551	(993)
Foreign currency (gains) losses, net	1,165	126	1,039	1,813	294	1,519	3,103	1,192	(5,758)	1,911	6,950
Loss on extinguishment of debt	—	—		—	—	—	—	—	20,002	—	(20,002)
Adjusted EBITDA	$22,310	$18,778	$3,532	$43,908	$36,683	$7,225	$75,754	$66,852	$57,932	$8,902	$8,920

Certain amounts may reflect rounding adjustments.

Net sales, Adjusted EBITDA and reconciliation of operating income to Adjusted EBITDA—Operating Segments
We report Adjusted EBITDA by segment to understand the operating performance of each segment. This enables us to monitor changes in net sales, costs and other actionable operating metrics at the segment level.
Segment net sales and Adjusted EBITDA and a reconciliation of segment operating income, as reported under GAAP, to Adjusted EBITDA follows:

	Three months ended December 31,		$ Change	Six months ended December 31,		$ Change	Year ended June 30,			$ Change
			2013/			2013/				2013/	2012/
(in thousands)	2013	2012	2012	2013	2012	2012	2013	2012	2011	2012	2011
Net sales:
MFAs and other	$80,049	$76,002	$4,047	$158,014	$153,049	$4,965	$303,743	$290,535	$273,259	$13,208	$17,276
Nutritional Specialties	16,431	12,791	3,640	30,563	24,259	6,304	52,337	47,686	43,061	4,651	4,625
Vaccines	11,486	5,443	6,043	20,560	13,056	7,504	28,861	36,946	28,842	(8,085)	8,104
Animal Health	$107,966	$94,236	$13,730	$209,137	$190,364	$18,773	$384,941	$375,167	$345,162	$9,774	$30,005
Mineral Nutrition	50,633	52,892	(2,259)	96,819	102,684	(5,865)	203,169	210,091	209,302	(6,922)	789
Performance Products	14,143	17,031	(2,888)	29,014	33,217	(4,203)	65,041	68,843	63,869	(3,802)	4,974
Total	$172,742	$164,159	$8,583	$334,970	$326,265	$8,705	$653,151	$654,101	$618,333	$(950)	$35,768
Adjusted EBITDA
Animal Health	$24,522	$19,516	$5,006	$48,629	$39,619	$9,010	$82,997	$70,456	$60,112	$12,541	$10,344
% of segment net sales	22.7%	20.7%		23.3%	20.8%		21.6%	18.8%	17.4%
Mineral Nutrition	2,878	3,175	(297)	5,338	5,865	(527)	12,069	13,007	13,333	(938)	(326)
% of segment net sales	5.7%	6.0%		5.5%	5.7%		5.9%	6.2%	6.4%
Performance Products	1,103	1,826	(723)	2,199	2,971	(772)	2,927	5,132	2,963	(2,205)	2,169
% of segment net sales	7.8%	10.7%		7.6%	8.9%		4.5%	7.5%	4.6%
Corporate	(6,193)	(5,739)	(454)	(12,258)	(11,772)	(486)	(22,239)	(21,743)	(18,476)	(496)	(3,267)
% of total net sales	(3.6)%	(3.5)%		(3.7)%	(3.6)%		(3.4)%	(3.3)%	(3.0)%
Total	$22,310	$18,778	$3,532	$43,908	$36,683	$7,225	$75,754	$66,852	$57,932	$8,902	$8,920
% of total net sales	12.9%	11.4%		13.1%	11.2%		11.6%	10.2%	9.4%

	Three months ended December 31,		$ Change	Six months ended December 31,		$ Change	Year ended June 30,			$ Change
			2013/			2013/				2013/	2012/
(in thousands)	2013	2012	2012	2013	2012	2012	2013	2012	2011	2012	2011
Reconciliation of operating income to Adjusted EBITDA
Animal Health:
Operating income	$20,872	$16,185	$4,687	$41,236	$32,798	$8,438	$69,090	$57,447	$47,034	$11,643	$10,413
Depreciation and amortization	3,650	3,331	319	7,393	6,821	572	13,907	13,009	13,078	898	(69)
Adjusted EBITDA	24,522	19,516	5,006	48,629	39,619	9,010	82,997	70,456	60,112	12,541	10,344
Mineral Nutrition:
Operating income	2,265	2,605	(340)	4,113	4,725	(612)	9,794	10,790	11,323	(996)	(533)
Depreciation and amortization	613	570	43	1,225	1,140	85	2,275	2,217	2,010	58	207
Adjusted EBITDA	2,878	3,175	(297)	5,338	5,865	(527)	12,069	13,007	13,333	(938)	(326)
Performance Products:
Operating income	1,013	1,763	(750)	2,019	2,845	(826)	2,685	5,058	2,932	(2,373)	2,126
Depreciation and amortization	90	63	27	180	126	54	242	74	31	168	43
Adjusted EBITDA	1,103	1,826	(723)	2,199	2,971	(772)	2,927	5,132	2,963	(2,205)	2,169
Corporate:
Operating income	(7,132)	(6,397)	(735)	(13,953)	(13,003)	(950)	(24,838)	(23,970)	(20,053)	(868)	(3,917)
Depreciation and amortization	939	658	281	1,695	1,231	464	2,599	2,227	1,577	372	650
Adjusted EBITDA	(6,193)	(5,739)	(454)	(12,258)	(11,772)	(486)	(22,239)	(21,743)	(18,476)	(496)	(3,267)

Adjusted net income
General description of Adjusted Net Income (a non-GAAP financial measure)
Adjusted net income is an alternative view of performance and we believe investors’ understanding of our performance is enhanced by disclosing this performance measure. We report Adjusted Net Income to portray the results of our operations prior to considering certain income statement elements. We have defined adjusted net income as net income plus (i) other expense or less other income, as separately reported on our consolidated statements of operations and comprehensive income, including foreign currency gains and losses and loss on extinguishment of debt, (ii) amortization of acquired intangibles, (iii) share based compensation, and (iv) the related income tax effects. The Adjusted Net Income measure is not, and should not be viewed as, a substitute for GAAP reported net income.
The Adjusted Net Income measure is an important internal measurement for us. We measure our overall performance on this basis in conjunction with other performance metrics. The following are examples of how our Adjusted Net Income measure is utilized:
•
  senior management receives a monthly analysis of our operating results that is prepared on an Adjusted Net Income basis;
•
  our annual budgets are prepared on an Adjusted Net Income basis; and
•
  other goal setting and performance measurements are prepared on an Adjusted Net Income basis.
Despite the importance of this measure to management in goal setting and performance measurement, Adjusted Net Income is a non-GAAP financial measure that has no standardized meaning prescribed by GAAP and, therefore, has limits in its usefulness to investors. Because of its non-standardized definition, Adjusted Net Income, unlike GAAP net income, may not be comparable to the calculation of similar measures of other companies. Adjusted Net Income is presented to permit investors to more fully understand how management assesses performance.

A reconciliation of income (loss) before income taxes, as reported under GAAP, to adjusted net income follows:

	Three months ended December 31,		$ Change	Six months ended December 31,		$ Change	Year ended June 30,			$ Change
			2013/			2013/				2013/	2012/
(in thousands)	2013	2012	2012	2013	2012	2012	2013	2012	2011	2012	2011
Income (loss) before income taxes	$7,134	$5,017	$2,117	$14,148	$9,245	$4,903	$17,848	$13,114	$(7,889)	$4,734	$21,003
Plus
Other (income) expense, net	—	58	(58)	—	46	(46)	151	(400)	593	551	(993)
Foreign currency (gains) losses, net	1,165	126	1,039	1,813	294	1,519	3,103	1,192	(5,758)	1,911	6,950
Loss on extinguishment of debt	—	—	—	—	—	—	—	—	20,002	—	(20,002)
Acquisition intangible amortization	1,186	977	209	2,535	1,818	717	4,106	3,048	3,805	1,058	(757)
Share based compensation	27	33	(6)	55	66	(11)	215	195	404	20	(209)
Adjusted income before provision for income taxes	9,512	6,211	3,301	18,551	11,469	7,082	25,423	17,149	11,157	8,274	5,992
Provision (benefit) for income taxes	4,832	(7,056)	11,888	6,003	(5,487)	11,490	(7,043)	6,138	5,033	(13,181)	1,105
Plus
Non-recurring income tax items	(2,127)	7,995	(10,122)	(2,127)	7,995	(10,122)	9,053	—	—	9,053	—
Tax effect on adjustments	131	108	23	240	221	19	955	465	(522)	490	987
Adjust to cash income taxes	(1,584)	706	(2,290)	(281)	2,103	(2,384)	4,096	614	(712)	3,482	1,326
Adjusted provision (benefit) for income taxes	1,252	1,753	(501)	3,835	4,832	(997)	7,061	7,217	3,799	(156)	3.418
Effective Tax Rate	13.2%	28.2%		20.7%	42.1%		27.8%	42.1%	34.1%
Adjusted net income	$8,260	$4,458	$3,802	$14,716	$6,637	$8,079	$18,362	$9,932	$7,358	$8,430	$2,574

(1)
  Other (income) expense, net consists of items we consider non-operating in nature, including certain non-income tax costs, equity income or expense from an investment and the loss on the sale of an immaterial business.
Analysis of the consolidated statements of cash flows

	Six months ended December 31,		$ Change	Year ended June 30,			$ Change
			2013/				2013/	2012/
(in thousands)	2013	2012	2012	2013	2012	2011	2012	2011
Cash provided by/(used in):
Operating activities	$16,397	$(2,002)	$18,399	$415	$31,882	$(4,680)	$(31,467)	$36,562
Investing activities	(9,757)	(27,857)	18,100	(37,336)	(17,637)	(19,463)	(19,699)	1,826
Financing activities	(3,178)	2,902	(6,080)	10,875	(8,218)	10,163	19,093	(18,381)
Effect of exchange-rate changes on cash and cash equivalents	(357)	80	(437)	(485)	(725)	(127)	240	(598)
Net increase/(decrease) in cash and cash equivalents	$3,105	$(26,877)	$29,982	$(26,531)	$5,302	$(14,107)	$(31,833)	$19,409

Net cash provided (used) by operating activities is comprised of the following items:

	Six months ended December 31,		$ Change	Year ended June 30,			$ Change
			2013/				2013/	2012/
(in thousands)	2013	2012	2012	2013	2012	2011	2012	2011
Adjusted EBITDA	$43,908	$36,683	$7,225	$75,754	$66,852	$57,932	$8,902	$8,920
Interest paid	(16,760)	(16,578)	(182)	(33,824)	(34,059)	(30,079)	235	(3,980)
Income taxes paid	(3,835)	(4,832)	997	(7,061)	(7,217)	(3,799)	156	(3,418)
Payment of premiums and costs on extinguished debt	—	—	—	—	—	(15,574)	—	15,574
Changes in operating assets and liabilities and other items	(6,916)	(17,275)	10,359	(34,454)	6,306	(13,160)	(40,760)	19,466
Net cash provided (used) by operating activities	$16,397	$(2,002)	$18,399	$415	$31,882	$(4,680)	$(31,467)	$36,562

Certain amounts may reflect rounding adjustments.
Comparison of six months ended December 31, 2013 and 2012
Operating activities
Cash provided by operating activities was $16.4 million for the six months ended December 31, 2013 compared to cash used by operating activities of $2.0 million for the six months ended December 31, 2012. The $18.4 million improvement in operating cash flows was primarily attributable to a $6.0 million improvement in operating income, a $1.2 million increase in non-cash depreciation and amortization and a $10.8 million reduction in cash used by operating assets and liabilities, largely due to a smaller increase in inventories. Inventories used $2.5 million of cash in the current period, a $8.1 million improvement from the cash used by inventories last year. We expect inventories will use cash of between $5.0 and $8.0 million in fiscal 2014 in support of sales growth.
Investing activities
Cash used in investing activities for the six months ended December 31, 2013 was $9.8 million compared to $27.9 million for the six months ended December 31, 2012. The $18.1 million improvement in investing cash flows was primarily due to the $18.5 million OGR acquisition that occurred in the prior year.
We expect our capital expenditures will total approximately $20 million in fiscal year 2014, including investments for the continued expansion of production capacity for the Animal Health segment, including for certain MFAs, Nutritional Specialty and Vaccine products.
Financing activities
Cash used by financing activities was $3.2 million for the six months ended December 31, 2013 compared to cash provided by financing activities of $2.9 million for the six months ended December 31, 2012. The $6.1 million decrease in financing cash flows for the current period was primarily due to $2.0 million of net payments of outstanding amounts under our Domestic Senior Credit facility compared to $6.0 million of net borrowings last year. During the current period we made payments of $1.0 million and $0.1 million for deferred consideration relating to the OGR and Animate acquisitions, respectively. We paid a $3.0 million dividend in the prior year.
Comparison of fiscal years ended June 30, 2013 and 2012
Operating activities
Cash provided by operating activities was $0.4 million in 2013 compared to $31.9 million in 2012. The $31.5 million reduction in operating cash flows was primarily attributable to a $24.4 million inventory increase as we produced for expected future volume demands and also made certain opportunistic purchases at favorable pricing Also contributing to the use of cash was a $13.0 million reduction in accounts payable due to the timing of payments. A $7.4 million improvement in operating income partially offset the increased use of cash by operating assets and liabilities.
Investing activities
Cash used in investing activities for 2013 was $37.3 million compared to $17.6 million for 2012. Fiscal year 2013 included $18.7 million primarily used in the OGR acquisition; acquisitions used $3.4 million of cash in 2012. We invested $5.1 million more in fiscal year 2013 for capital expenditures for our existing asset base and for capacity expansion and cost reduction.
Our capital expenditures totaled $19.9 million in fiscal year 2013 and included investments for the expansion of production capacity for the Animal Health segment, including for certain MFAs, Nutritional Specialty and Vaccine products. Our capital expenditures also included investments to reduce manufacturing costs and improve production efficiencies for certain of our Animal Health products.
Financing activities
Cash provided by financing activities was $10.9 million in 2013 compared to cash used by financing activities of $8.2 million in 2012. The increase in cash provided by financing activities was primarily due to an increase of $23.5 million in net borrowings from our Domestic Senior Credit Facility, partially offset by a $3.0 million dividend payment in fiscal year 2013 and the final $5.0 million payment on the Teva term loan.
Comparison of fiscal years ended June 30, 2012 and 2011
Operating activities
Cash provided by operating activities was $31.9 million in 2012 compared to cash used of $4.7 million in 2011. The $36.6 million improvement in cash provided by operating activities was primarily due to an $8.1 million improvement in operating income, a $0.8 million increase in non-cash depreciation and amortization, a $19.5 million improvement in cash used by operating assets and liabilities and other items, largely due to a smaller increase in inventories and timing of accounts payable and the $15.6 million cost of debt extinguishment in 2011. Non-cash increases in other assets and other liabilities were $5.3 million and $5.6 million, respectively, due to the insurance recovery and customer claims recorded related to the use of our animal health product.
Investing activities
Cash used in investing activities for 2012 was $17.6 million compared to $19.5 million in 2011. We invested $6.8 million less in capital expenditures, partially offset by the $2.7 million acquisition of the Animate® product line and by $1.6 million of asset sales in fiscal year 2011.
Our capital expenditures totaled $14.8 million in fiscal year 2012 and included investments for the expansion of production capacity for the Animal Health segment, including for certain MFAs and Vaccine products.
Financing activities
Cash used in financing activities was $8.2 million in 2012 compared to cash provided by financing activities of $10.2 million in 2011. The decrease in cash provided by financing activities was primarily due to a $21.0 million decrease in net borrowings from the Domestic Senior Credit Facility and a net decrease in proceeds from the refinancing and repayment of long term debt of $47.4 million partially offset by a $50.0 million dividend paid in fiscal year 2011.
Analysis of financial condition, liquidity and capital resources
While we believe our cash on hand, our operating cash flows and our financing arrangements will be sufficient to support our future cash needs, we can provide no assurance that our liquidity and capital resources will meet future funding requirements. Risks to our meeting future funding requirements include global economic conditions. The global financial markets recently have undergone and may continue to experience significant volatility and disruption. The timing and sustainability of an economic recovery is uncertain and additional macroeconomic, business and financial disruptions may arise. As markets change, we will continue to monitor our liquidity position, and there can be no assurance that the challenging economic environment or a further economic downturn would not impact our liquidity or our ability to obtain future financing.
Selected measures of liquidity and capital resources
Certain relevant measures of our liquidity and capital resources follow:

	As of December 31, 2013	As of June 30,
(in thousands)		2013	2012
Cash and cash equivalents	$30,474	$27,369	$53,900
Working capital	159,421	153,677	127,472
Ratio of current assets to current liabilities	2.42:1	2.33:1	2.06:1

We define working capital as total current assets (excluding cash and cash equivalents) less total current liabilities (excluding loans payable to banks and current portion of long-term debt). We calculate the ratio of current assets to current liabilities based on this definition.
At December 31, 2013, we had outstanding borrowings under the Domestic Senior Credit Facility of $32.0 million. We had outstanding letters of credit and other commitments of $16.4 million, leaving $51.6 million available for borrowings and letters of credit under the Domestic Senior Credit Facility. In addition, we had availability totaling $15.0 million under our Israeli loan agreements.
We believe cash and cash equivalents on-hand and cash from operations, together with borrowing capacity under our credit facilities, will provide sufficient financial flexibility to meet working capital requirements and to fund capital expenditures and debt service requirements.
At December 31, 2013, our cash and cash equivalents included $29.8 million held by our international subsidiaries. We have presumed that $25 million of cash and cash equivalents will be transferred to the Company from our Israeli subsidiaries and we have recorded the related income tax effects of an eventual transfer. Such effects include $3.4 million of withholding taxes that will be assessed by the international jurisdiction upon the eventual transfer. We have recorded the withholding taxes as part of our provision for income taxes for the six months ended December 31, 2013. There are no restrictions on cash distributions to PAHC from our international subsidiaries. We consider the remaining funds to be indefinitely reinvested in our international operations, based on our operating plan. Should our plans change and we elect to repatriate some or all of the remaining cash held by our international subsidiaries, the amounts repatriated would be subject to federal and state income taxes at statutory rates, with the potential for partial offsetting credits for taxes paid to international jurisdictions. We currently have U.S. federal and state net operating loss carryforwards (“NOLs”) that would be available to offset income from the repatriation of such cash and cash equivalents, to the extent not used to offset other income. As such, no significant current income taxes would be payable to federal or state authorities from the repatriation of such cash and cash equivalents until such NOLs have been fully used. For financial reporting purposes, the use of the NOLs would result in the release of a valuation allowance currently recorded to offset the value of the NOLs. The provision for income taxes would not be significantly affected by the repatriation, to the extent of the release of the existing valuation allowance.
Our ability to fund our operating plan depends upon the continued availability of borrowings under the Domestic Senior Credit Facility. We believe we will be able to comply with the terms of the covenants under the Domestic Senior Credit Facility based on our operating plan. In the event of adverse operating results and/or violation of covenants under this facility, there can be no assurance we would be able to obtain waivers or amendments on favorable terms, if at all. Our operating plan projects adequate liquidity throughout the year. We also have availability under foreign credit lines that would be available as needed.

In February 2013, Mayflower agreed to extend the maturity date of its term loan to December 31, 2016. We paid a $0.2 million fee to Mayflower for the extension. All other terms and conditions were unchanged.
In April 2013, we amended the Domestic Senior Credit Facility to increase the borrowing capacity to $100.0 million and extend the term of the agreement to April 30, 2018. We paid $0.7 million for the amendment, which have been recorded as deferred financing fees. Interest rate elections under the Domestic Senior Credit Facility are dependent on the senior secured funded debt to EBITDA ratio. For a ratio that is less than 1.25:1, the interest rates are LIBOR plus 2.50% or Prime Rate plus 1.50%. For a ratio that is greater than or equal to 1.25:1, the interest rates are LIBOR plus 2.75% or Prime Rate plus 1.75%. The letter of credit and unused line fees remain unchanged. The required minimum level of consolidated EBITDA is $55.0 million for measurement periods ending through June 30, 2013. The required minimum level of consolidated EBITDA is $58.0 million; $65.0 million; $66.0 million; $75.0 million; and $78.0 million for measurement periods ending on or after September 30, 2013, 2014, 2015, 2016, and 2017, respectively. Other financial covenants remain unchanged.
For additional information about the Mayflower term loan and the Domestic Senior Credit Facility, see “Description of Certain Indebtedness.”
Concurrently with and conditioned upon completion of this offering, we expect to enter into the New Credit Facilities. See “Description of Certain Indebtedness.” A portion of the proceeds from the New Credit Facilities, together with the net proceeds of this offering, will be used to repay in full our 9.25% senior notes due July 1, 2018, the amounts currently outstanding under the term loan payable to Mayflower, the term loan payable to BFI and the Domestic Senior Credit Facility and pay fees and expenses. The Domestic Senior Credit Facility will be terminated following such repayment. See also “Use of Proceeds” and “Capitalization.”
For additional information about the sources and uses of our funds, see “—Analysis of the consolidated balance sheets” and “—Analysis of the consolidated statements of cash flows.”
Analysis of the consolidated balance sheets
For information about certain of our financial assets and liabilities, including Cash and cash equivalents and Long-term debt, see “—Analysis of financial condition, liquidity and capital resources.”

(in thousands)	As of December 31, 2013	As of June 30,		% Change
				2013/
		2013	2012	2012
Accounts receivable – trade	$103,253	$99,137	$99,140	(0)%
DSO	54	54	53	2%

Certain amounts and percentages may reflect rounding adjustments.
Accounts receivable days sales outstanding (DSO) average 50 to 60 days across all our businesses and geographies. Payment terms outside the U.S. are typically longer than in the U.S. and can be as high as 90 days. For the periods presented, we have maintained our overall average accounts receivables DSO between 52 and 55 days. We regularly monitor our accounts receivable for collectability, particularly in countries where economic conditions remain uncertain. We believe that our allowance for doubtful accounts is appropriate. Our assessment is based on such factors as past due history, historical and expected collection patterns, the financial condition of our customers, the robust nature of our credit and collection practices and the economic environment. We calculate DSO based on a 360 day year and compare accounts receivable with sales for the quarter ending at the balance sheet date.

(in thousands)	As of December 31, 2013	As of June 30,		% Change
				2013/
		2013	2012	2012
Inventories	$140,445	$140,032	$120,123	17%

Inventory increased by $19.9 million, or 17%, in 2013, primarily due to increases in the Animal Health segment, as we produced for expected future volume demands and also made certain opportunistic purchases at favorable pricing. We expect inventories will increase by $5.0 - $8.0 million in fiscal 2014 in support of sales growth.
Contractual obligations
Payments due under contractual obligations as of June 30, 2013 are set forth below:

	Years
(in thousands)	Within 1	Over 1 to 3	Over 3 to 5	Over 5	Total
	(in thousands)
Long-term debt (including current portion)	$64	$10,068	$24,000	$300,000	$334,132
Domestic senior credit facility	—	—	34,000	—	34,000
Interest payments	32,984	63,668	59,376	—	156,028
Lease commitments	2,930	4,028	3,317	5,046	15,321
Deferred consideration on acquisition	1,400	2,856	1,490	670	6,416
Total contractual obligations	$37,378	$80,620	$122,183	$305,716	$545,897

Excluded from the contractual obligations table is the liability for unrecognized tax benefits totaling $12.3 million. This liability for unrecognized tax benefits has been excluded because we cannot make a reliable estimate of the periods in which the liability will be realized.
Refinancing
Concurrently with and conditioned upon completion of this offering, we expect to enter into the New Credit Facilities. The 2014 Revolving Credit Facility is expected to have an interest rate of 2.75% plus LIBOR. The 2014 Senior Secured Term Loan Facility is expected to have an interest rate of 3.00% plus LIBOR, with a LIBOR floor of 1.00%. The maturity date of the 2014 Revolving Credit Facility and the maturity date of the 2014 Senior Secured Term Loan Facility are expected to be the fifth and seventh anniversaries of the closing date of the New Credit Facilities, respectively. See “Description of Certain Indebtedness.” A portion of the proceeds from the New Credit Facilities, together with the net proceeds of this offering, will be used to repay in full our 9.25% senior notes due July 1, 2018, the amounts currently outstanding under the term loan payable to Mayflower, the term loan payable to BFI and the Domestic Senior Credit Facility and pay fees and expenses. The Domestic Senior Credit Facility will be terminated following such repayment. The resulting estimated annual interest savings are expected to be $20.8 million. We will record a loss on extinguishment of debt of approximately $26.7 million upon repayment of our existing debt. See also “Use of Proceeds” and “Capitalization.”
Off-balance sheet arrangements
We do not currently use off-balance sheet arrangements for the purpose of credit enhancement, hedging transactions, investment or other financial purposes.
In the ordinary course of business, we may indemnify our counterparties against certain liabilities that may arise. These indemnifications typically pertain to environmental matters. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications generally are subject to certain restrictions and limitations.
New accounting standards
For discussion of our new accounting standards, see “Notes to Consolidated Financial Statements—Significant Accounting Policies: New Accounting Standards.”

Significant accounting policies and application of critical accounting estimates
In presenting our financial statements in conformity with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, costs and expenses and related disclosures.
We believe that the following accounting policies are critical to an understanding of our consolidated financial statements as they require the application of the most difficult, subjective and complex judgments and, therefore, could have the greatest impact on our financial statements.
Acquisitions, Intangible Assets and Goodwill
Our consolidated financial statements reflect the operations of an acquired business starting from the completion of the transaction. Assets acquired and liabilities assumed are recorded at the date of acquisition at their fair values, with any excess of the purchase price over the fair values of the net assets acquired recorded as goodwill.
Significant judgment is required to determine the fair value of intangible assets and in assigning their respective useful lives. Accordingly, we typically obtain the assistance of third-party valuation specialists for significant tangible and intangible assets. The fair values are based on available historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain. We typically use an income method to measure the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants, and include the amount and timing of future cash flows (including expected growth rates and profitability), the underlying product or technology life cycles, economic barriers to entry and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances could affect the accuracy or validity of the estimates and assumptions. Determining the useful life of an intangible asset also requires judgment. Our estimates of the useful lives of intangible assets are primarily based on a number of factors including competitive environment, underlying product life cycles, operating plans and the macroeconomic environment of the countries in which the products are sold. All of our acquired intangible assets are expected to have determinable useful lives. The costs of intangible assets are amortized to expense over their estimated lives.
Impairments of Long-Lived Assets
We evaluate long-lived assets, including intangible assets and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment could include such factors as unplanned negative cash flow or a reduction in expected future cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Application of alternative assumptions, such as changes in the estimate of future cash flows, could produce significantly different results. Because of the significance of the judgments and estimation processes, it is likely that different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change.
We evaluate individual intangible assets for impairment by comparing the book values of each asset to the estimated fair value. We evaluate goodwill for impairment by comparing the book value to the fair value of the business to which the goodwill relates. We determine the fair value of our intangible assets and businesses using the income approach, based on estimated future cash flows. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in our impairment evaluations, such as forecasted growth rates, are consistent with internal projections and operating plans. If the fair value of an asset exceeds its net book value, no impairment exists. When fair value is less than the carrying value of the asset, an impairment test is performed to measure and recognize the amount of the impairment loss, if any.

Environmental Liabilities
Our operations and properties are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations, including those governing pollution; protection of the environment; the use, management and release of hazardous materials, substances and wastes; air emissions; greenhouse gas emissions; water use, supply and discharge; the investigation and remediation of contamination; the manufacture, distribution, and sale of regulated materials, including pesticides; the importing, exporting and transportation of products; and the health and safety of our employees and the public. As such, the nature of our current and former operations and those of our subsidiaries expose us and our subsidiaries to the risk of claims with respect to such matters, including fines, penalties and remediation obligations that may be imposed by regulatory authorities. We record accruals for contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available.
Pension Liabilities
The measurement of our pension and postretirement benefit obligations are dependent on a variety of assumptions determined by management and used by our actuaries. These assumptions affect the amount and timing of future contributions and expenses. The Company reassesses its benefit plan assumptions on a regular basis. The discount rate is evaluated on measurement dates and modified to reflect the prevailing market rate of a portfolio of high-quality fixed-income debt instruments that would provide the future cash flows needed to pay the benefits included in the benefit obligation as they come due. At June 30, 2013 the discount rate for the Company’s U.S. pension plan was 5.0% compared to 4.4% at June 30, 2012. The expected rate of return on plan assets of 7.5% represents the average rate of return expected to be earned on plan assets over the period the benefit obligations are expected to be paid. In developing the expected rate of return, the Company considers long-term compound annualized returns of historical market data as well as actual returns on the Company’s plan assets.
Revenue Recognition
Revenue is recognized upon transfer of title and when risk of loss passes to the customer. Certain of our businesses have terms of FOB shipping point where title and risk of loss transfer on shipment. Certain of our businesses have terms of FOB destination where title and risk of loss transfer on delivery. In the case of FOB destination, revenue is not recognized until products are received and accepted by the customer. Additional conditions for recognition of revenue are that collections of sales proceeds are reasonably assured and we have no further performance obligations. We record estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements and other volume-based incentives, at the time the sale is recorded. Royalty and licensing income from licensing agreements are recognized as earned under the terms of the related agreements and are included in net sales in the consolidated statements of operations and comprehensive income. Net Sales also include shipping and handling fees billed to customers. Delivery costs to our customers are included in cost of goods sold on the statements of operations and comprehensive income.
Share-Based Compensation
The Company recognizes compensation cost in accordance with ASC No. 718, “Compensation—Stock Compensation” (“ASC 718”), which requires all share-based payments to employees, including grants of stock options, to be expensed over the requisite service period based on the grant date fair value of the awards. The Company determines the fair value of certain share-based awards using the Black-Scholes option-pricing model which uses both historical and current market data to estimate the fair value. This method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options.
Use of this valuation methodology also requires that we make assumptions as to the volatility of our common stock and the fair value of our common stock on the grant date. We do not have a history of market prices for our common stock because our stock is not publicly traded. Because of this, we determined a good-faith fair value of our common stock, with assistance from our independent valuation specialist, based on objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid.
In March 2013, in connection with the issuance of stock option awards, we conducted a contemporaneous valuation of our common stock with assistance from our independent valuation specialist. In conducting this valuation, we used a combination of the market approach and income approach. For the market approach, we estimated the value of our common stock based on the estimated market capitalization of guideline public companies that principally manufacture and sell animal health products and/or diversified line of chemicals for a variety of markets, which are used as ingredients in other products, rather than end products. We prepared an analysis of these companies and were able to derive several key valuation ratios that were applied to the Company. These ratios included price-to-invested capital, price-to-earnings, price-to-cash flows and price-to-revenues. We applied a discount for lack of marketability to our common stock based on our status as a non-publicly traded company. In addition to the market approach, we also considered a discounted cash flow analysis (income approach) based upon our projected income statements and balance sheets, taking into account our capitalization and debt financing in place at the time. We used these factors to determine compensation expense related to stock option awards issued. The valuation of our common stock requires us to make highly complex and subjective estimates because our shares are not publicly traded. We will not need these estimates to determine the fair value of new stock-based compensation awards once our underlying shares begin trading publicly.
Income Taxes
The provision for income taxes includes U.S. federal, state, and foreign income taxes, as well as foreign withholding taxes. Our annual tax rate is determined based on our income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires certain items be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent the tax effect of items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, the tax effect of expenditures for which a deduction has already been taken in our tax return but has not yet been recognized in our financial statements or assets recorded at fair value in business combinations for which there was no corresponding tax basis adjustment.
Significant judgment is required in determining our tax provision and in evaluating our tax positions. The recognition and measurement of a tax position is based on management’s best judgment given the facts, circumstances and information available at the reporting date. Inherent in determining our annual tax rate are judgments regarding business plans, planning opportunities and expectations about future outcomes. Realization of certain deferred tax assets, primarily net operating loss carryforwards, is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carryforward periods. We establish valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit.
We operate in multiple jurisdictions with complex tax policy and regulatory environments. In certain of these jurisdictions, we may take tax positions that management believes are supportable, but are potentially subject to successful challenge by the applicable taxing authority. We evaluate our tax positions and establish liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.
Because there are a number of estimates and assumptions inherent in calculating the various components of our tax provision, certain changes or future events such as changes in tax legislation, geographic mix of earnings, completion of tax audits or earnings repatriation plans could have an impact on those estimates and our effective tax rate.

Historically, the Company intended to indefinitely reinvest foreign earnings outside of the United States. During the quarter ended December 31, 2013, the Company reviewed the ongoing cash needs of its foreign subsidiaries and determined that $25.0 million was not needed for reinvestment in our Israel subsidiaries and could be remitted to the United States. Based on this review, the indefinite reinvestment assertion was changed solely with respect to these earnings. All remaining undistributed earnings of foreign subsidiaries are expected to be permanently reinvested as they are required to fund needs outside the United States. No provision has been made for U.S. or additional foreign taxes on the undistributed earnings of foreign subsidiaries, which continue to be permanently reinvested.
For more information regarding our significant accounting policies, estimates and assumptions, see “Notes to Consolidated Financial Statements—Significant Accounting Policies.”
Contingencies
Legal matters
We are subject to numerous contingencies arising in the ordinary course of business, such as product liability and other product-related litigation, commercial litigation, environmental claims and proceedings and government investigations. See “Notes to Consolidated Financial Statements—Commitments and Contingencies.”
Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, and/or criminal charges, which could be substantial. We believe that we have strong defenses in these types of matters, but litigation is inherently unpredictable and excessive verdicts do occur. We do not believe that any of these matters will have a material adverse effect on our financial position. However, we could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations or cash flows in the period in which the amounts are paid and/or accrued.
We have accrued for losses that are both probable and reasonably estimable. Substantially all of these contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.
Environmental
Our operations and properties are subject to Environmental Laws and regulations. As such, the nature of our current and former operations exposes us to the risk of claims with respect to such matters, including fines, penalties, and remediation obligations that may be imposed by regulatory authorities. Under certain circumstances, we might be required to curtail operations until a particular problem is remedied. Known costs and expenses under Environmental Laws incidental to ongoing operations, including the cost of litigation proceedings relating to environmental matters, are generally included within operating results. Potential costs and expenses may also be incurred in connection with the repair or upgrade of facilities to meet existing or new requirements under Environmental Laws or to investigate or remediate potential or actual contamination and from time to time we establish reserves for such contemplated investigation and remediation costs. In many instances, the ultimate costs under Environmental Laws and the time period during which such costs are likely to be incurred are difficult to predict.
While we believe that our operations are currently in material compliance with Environmental Laws, we have, from time to time, received notices of violation from governmental authorities, and have been involved in civil or criminal action for such violations. Additionally, at various sites, our subsidiaries are engaged in continuing investigation, remediation and/or monitoring efforts to address contamination associated with historic operations of the sites. We devote considerable resources to complying with

Environmental Laws and managing environmental liabilities. We have developed programs to identify requirements under, and maintain compliance with Environmental Laws; however, we cannot predict with certainty the impact of increased and more stringent regulation on our operations, future capital expenditure requirements, or the cost of compliance.
The nature of our current and former operations exposes us to the risk of claims with respect to environmental matters and we cannot assure we will not incur material costs and liabilities in connection with such claims. Based upon our experience to date, we believe that the future cost of compliance with existing Environmental Laws, and liabilities for known environmental claims pursuant to such Environmental Laws, will not have a material adverse effect on our financial position, results of operations, cash flows or liquidity.
For additional details, see “Business—Environmental, Health and Safety.”
Tax matters
We account for income tax contingencies using a benefit recognition model. See “Notes to Consolidated Financial Statements—Significant Accounting Policies.” If our initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit if: (i) there are changes in tax law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) the statute of limitations expires; or (iii) there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly re-evaluate our tax positions based on the results of audits of federal, state and foreign income tax filings, statute of limitations expirations, and changes in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the “more-likely-than-not” standard.
Our assessments concerning uncertain tax positions are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to our uncertain tax positions, and such changes could be significant. For additional details, see “Notes to Consolidated Financial Statements—Income Taxes.”
Qualitative and quantitative disclosures about market risk
Foreign exchange risk
Portions of our net sales and costs are exposed to changes in foreign exchange rates. Our products are sold in more than 65 countries and, as a result, our revenues are influenced by changes in foreign exchange rates. As we operate in multiple foreign currencies, including the Brazilian real, the Israeli shekel and other currencies, changes in those currencies relative to the U.S. dollar will impact our revenue and expenses, and consequently, net income. Exchange rate fluctuations may also have an impact beyond our reported financial results and directly impact operations. These fluctuations may affect the ability to buy and sell our goods and services between markets impacted by significant exchange rate variances.
Our primary foreign currency exposures are the Brazilian and Israeli currencies. From time to time, we manage foreign exchange risk through the use of foreign currency derivative contracts. These contracts are used to offset the potential earnings effects from exposure to foreign currencies.
Our financial instrument holdings at December 31, 2013 were analyzed to determine their sensitivity to foreign exchange rate changes. The fair values of these instruments were determined using Level 2 inputs. For additional details, see “Notes to the Consolidated Financial Statements—Derivatives.” As of June 30, 2013 and December 31, 2013, the sensitivity analysis of changes in the fair value of all foreign currency derivative contracts indicates that if the U.S. dollar were to appreciate or depreciate by 10%, the fair value of these contracts would, decrease by $1.2 million or increase by $1.8 million and decrease by $1.1 million or increase by $1.1 million, respectively.
Interest rate risk
Substantially all of our outstanding debt balances are fixed rate debt. While changes in interest rates will have no impact on the interest we pay on our fixed rate debt, interest on our Domestic Senior Credit Facility will be exposed to interest rate fluctuations. Our senior domestic credit facility carries floating interest rates that are tied to LIBOR and the Prime Rate, and therefore, our statements of income and our cash flows are exposed to changes in interest rates. At June 30, 2013 and December 31, 2013, we had $34.0 million and $32.0 million outstanding under our senior domestic credit facility, respectively. Assuming our outstanding balance remained constant, a 100 basis point increase in LIBOR would increase our annual interest expense by less than $0.4 million and $0.3 million, respectively. For additional details, see “Notes to the Consolidated Financial Statements—Debt.”
JOBS Act
On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our systems of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

BUSINESS
Overview
Phibro Animal Health Corporation is one of the leading animal health companies in the world and is dedicated to helping meet the growing demand for animal protein. We are a global diversified animal health and mineral nutrition company. For nearly 40 years we have been committed to providing livestock producers with value-based products and solutions to help them maintain and enhance the health and productivity of their animals. We sell more than 1,100 product presentations in over 65 countries to approximately 2,850 customers. We develop, manufacture and market products for a broad range of food animals including poultry, swine, beef and dairy cattle and aquaculture. Our products help prevent, control and treat diseases, enhance nutrition to help improve health and performance and contribute to balanced mineral nutrition.
The global livestock animal health sector represented approximately $13.3 billion of sales in 2012, or approximately 60% of the global animal health medicines and vaccines market. Vetnosis projects the global livestock animal health market to grow at a compound annual rate of 6% between 2012 and 2017. We believe this growth will be driven by: (i) global trends such as population growth and increasing standards of living, which increase demand for improved nutrition, particularly animal protein; (ii) increasingly scarce natural resources to support livestock, driving for a need for improved efficiency of livestock producers; and (iii) the inevitability of bacterial and other disease pressures.
Our products include:
•
  Animal health products such as antibacterials, anticoccidials and vaccines, which help prevent and manage infectious disease in livestock and therefore improve food safety, and nutritional specialty products, which aid the continued health of livestock by enhancing nutrition to help improve health and performance.
•
  Mineral nutrition products, which fortify the animal’s diet and help maintain optimal health.
We believe that the costs of our products are small relative to other livestock production costs, including feed, and offer high return on investments by improving overall animal health, resulting in improved production yields and economic outcomes for producers.
We believe we are the only global company with an animal health business that concentrates exclusively on animals for human consumption and are one of the few global companies offering a comprehensive range of animal health and mineral nutrition products. We believe our key products such as Stafac®, Nicarb®, and OmniGen enjoy strong brand name recognition and customer loyalty in the markets we serve. We believe our vaccines are recognized as a standard in efficacy against highly virulent disease challenges and our patented TAbic® vaccine delivery technology provides superior convenience and logistical benefits over conventional glass bottles. The foundation of our product portfolio is based on several key proprietary molecules and formulations that are supported by additional complementary products, which help address important customer needs. As an example of our portfolio depth, we believe over 5.4 billion of the 8.5 billion broiler chickens produced in the United States in 2012 received at least one of our products.
We are further differentiated by our team of highly trained and dedicated professionals who provide technical service and support for our products and offer practical solutions to our customers. Within our Animal Health and Mineral Nutrition segments, utilizing both our sales, marketing and technical support organization of approximately 225 employees and a broad distribution network, we market our portfolio of more than 1,000 product presentations to livestock producers and veterinarians in over 65 countries. Technical support and research is an important aspect of our overall sales effort. Our global reach allows us to connect with key global customers at their corporate, regional and local decision-making levels, and we are implementing a Global Key Account Strategy to improve our customer contacts. We believe our close contact with customers provides us with an in-depth understanding of their businesses and allows us to identify and develop products to address unmet customer needs, anticipate emerging trends and establish ourselves as trusted advisors to our customers.

We have focused our efforts in high value geographies (regions where the majority of livestock production is consolidated in large commercial farms) such as the United States, Brazil, China, Russia, Mexico, Australia, Turkey, Israel, Canada and Europe, and we believe we are well positioned to further accelerate our growth with our established network of sales, marketing and distribution professionals in emerging markets in Latin America, Asia Pacific, Europe and Africa.
In addition to animal health and mineral nutrition products, we manufacture and market specific ingredients for use in the personal care, automotive, industrial chemical and chemical catalyst industries.
For the fiscal year ended June 30, 2013, our net sales were $653.2 million, our net income was $24.9 million and our Adjusted EBITDA was $75.8 million. For the six months ended December 31, 2013, our net sales were $335.0 million, our net income was $8.1 million and our Adjusted EBITDA was $43.9 million. Our revenue stream is well-balanced and diversified by product, geography and customers, and our largest single customer (a distributor) represented approximately 8% of net sales for fiscal year 2013. We manage our business in three segments—Animal Health, Mineral Nutrition and Performance Products—each with its own dedicated management and sales team, for enhanced focus and accountability. Our Animal Health business contributed 59% of our net sales and 85% of our Adjusted EBITDA (excluding unallocated corporate costs) for fiscal year 2013, and we expect Animal Health will continue to be the key driver of our future growth. Our Mineral Nutrition business contributed 31% of our net sales and 12% of our Adjusted EBITDA (excluding unallocated corporate costs) for fiscal year 2013. Our Performance Products business contributed 10% of our net sales and 3% of our Adjusted EBITDA (excluding unallocated corporate costs) for fiscal year 2013. See “Selected Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income.
Business Segments
We manage our business in three segments—Animal Health, Mineral Nutrition and Performance Products—each with its own dedicated management and sales team, for enhanced focus and accountability.
Fiscal 2013 Total Net Sales ($653 million)

Animal Health
Our Animal Health business develops, manufactures and markets more than 550 product presentations, including:
•
  antibacterials, which inhibit the growth of pathogenic bacteria that cause bacterial infections in animals; anticoccidials, which inhibit the growth of coccidia (parasites) that damage the intestinal tract of animals; and related products (MFAs and Other);

•
  nutritional specialty products, which enhance nutrition to help improve health and performance (Nutritional Specialties); and
•
  vaccines, which cause an increase in antibody levels against a specific virus or bacterium, thus preventing infection from that viral or bacterial antigen (Vaccines).
Our Animal Health products help our customers prevent, control and treat diseases and enhance nutrition to help improve health and performance, enabling our customers to more efficiently produce high-quality, wholesome animal protein products for human consumption. We provide technical and product support directly to our customers to ensure the optimal use of our products. For the fiscal year ended June 30, 2013, our Animal Health net sales were $384.9 million, our operating income was $69.0 million and our Adjusted EBITDA was $83.0 million, or 59% of our overall sales and 85% of our overall Adjusted EBITDA, before unallocated corporate costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of Adjusted EBITDA by segment to operating income.
Fiscal 2013 Animal Health Net Sales ($385 million)

MFAs and Other
Our MFAs and Other business primarily consists of concentrated medicated products that are administered through animal feeds, commonly referred to as Medicated Feed Additives (“MFAs”). Our MFAs and Other business primarily consists of the production and sale of antibacterials (Stafac®, Terramycin®, Neo-Terramycin® and Mecadox®) and anticoccidials (Nicarb®, Aviax®, Aviax Plus™, Coxistac™, and amprolium). Growth in this business primarily stems from increased penetration into emerging markets. MFAs and Other also includes antibacterial products used to control bacterial infections, as well as other processing aids, for the ethanol fermentation industry.

For the fiscal year ended June 30, 2013, our net sales for MFAs and Other were $304 million. Approximately 60% of our MFAs and Other sales are to the poultry industry, with sales to swine, cattle, dairy and other customers accounting for the remainder. The principal geographies we serve include the U.S. and Canada, Brazil and Latin America, China and Asia Pacific, and Israel and other, with the largest geography (as measured by net sales) accounting for less than half of total net sales.
Nutritional Specialties
Many of our proprietary nutritional specialty products have been developed through basic research in cooperation with private research companies or by leading universities with whom we collaborate and then further develop through commercial trials with customers. Our nutritional specialty products include OmniGen, a unique, patented nutritional specialty product that has been shown in several studies to help maintain a cow’s healthy immune system, and Animate®, a unique, patented anionic nutritional specialty product that helps optimize the health and performance of the transition dairy cow. In the total 9 million U.S. dairy cow herd, we estimate OmniGen has achieved over 20% penetration. We have in the last year launched OmniGen in several European countries and Brazil, focused on our target segment of progressive industrial producers (industrial producers who practice modern dairy production techniques) representing approximately 15 million dairy cows in Europe and almost 2 million dairy cows in Brazil. In the rapidly growing progressive industrial dairy segment in China, which has approximately 5 million dairy cows, we are working on obtaining regulatory approval for OmniGen. Reflecting our focus on dairy producers, our Nutritional Specialties net sales have grown by over 20% in the six months ended December 31, 2013, compared with the same period last year.
For the fiscal year ended June 30, 2013, our Nutritional Specialties net sales were $52 million. Our Nutritional Specialties sales are primarily to the U.S. dairy market, with recent or planned entries into the dairy markets of Europe, Brazil and Latin America, and China.
Vaccines
Our Vaccines products are primarily focused on preventing diseases in the poultry industry, which is globally the fastest-growing food animal species of scale. We market these products in Israel, China, South East Asia, India, Turkey, East and Central Europe, Africa, Brazil and other Latin American countries.
We have recently re-launched the Phibro Vaccine range in China and Brazil, which are the second and third largest broiler chicken producing countries globally. In late 2013, we entered into a manufacturing and distribution agreement with Epitopix which established us as the exclusive distributor of Epitopix’s autogenous vaccines for chickens in the United States, containing their proprietary SRP technology. This partnership has provided us with an entry into vaccine sales in the United States for broiler breeders and table egg laying hens.
In 2013, we registered a new strain of infectious bronchitis that had only recently been identified to exist in Turkey. We were the first company to gain approval for a vaccine which contained this new virus strain, and as a result of this registration and the additional vaccines registered in Turkey we believe we are a leading provider of poultry vaccines in Turkey.
We have also developed TAbic®, an innovative and proprietary delivery platform for vaccines. TAbic® is a patented technology for formulation and delivery of vaccine antigens in effervescent tablets, packaged in sealed aluminum blister packages. The technology replaces the glass bottles that are in common use today, and offers significant advantages in a number of areas including storage requirements, customer handling and disposal.
For the fiscal year ended June 30, 2013, our net sales for Vaccines were $29 million.
Mineral Nutrition
Our Mineral Nutrition business manufactures and markets more than 450 formulations and concentrations of trace minerals such as zinc, manganese, copper, iron and other compounds, with a focus on customers in North America. Our customers use these products to fortify the daily feed requirements of their livestock diets and maintain an optimal balance of trace elements in each animal. Volume growth in the mineral nutrition sector is primarily driven by livestock production numbers, while pricing is largely based on costs of the underlying commodity metals.
Given our significant presence in this segment and our routine contact with the entire supply chain, we have successfully leveraged this business to additionally market our innovative Animal Health products to the same customers that buy our Mineral Nutrition products on an ongoing basis.
For the fiscal year ended June 30, 2013, our Mineral Nutrition net sales were $203.2 million, our operating income was $9.8 million and our Adjusted EBITDA was $12.1 million, or 31% of our overall sales and 12% of our overall Adjusted EBITDA, before unallocated corporate costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of Adjusted EBITDA by segment to operating income.
Fiscal 2013 Mineral Nutrition Total Net Sales ($203 million)

Performance Products
Our Performance Products business manufactures and markets a number of specialty ingredients for use in the personal care, automotive, industrial chemical and chemical catalyst industries, predominantly in the United States.
For the fiscal year ended June 30, 2013, our Performance Products net sales were $65.0 million, our operating income was $2.7 million and our Adjusted EBITDA was $2.9 million, or 10% of our overall sales and 3% of our overall Adjusted EBITDA, before unallocated corporate costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a reconciliation of Adjusted EBITDA by segment to operating income.
Animal Health Industry
The global livestock animal health sector represented approximately $13.3 billion of sales in 2012, or approximately 60% of the global animal health medicines and vaccines market. Vetnosis projects the global livestock animal health market to grow at a compound annual rate of 6% between 2012 and 2017. We believe this growth will be driven by:
Increased Global Population & Standard of Living
The world population reached 7 billion people in 2011. The United Nations projects the world population will reach 8.3 billion by 2030, and 9.1 billion by 2050, with most of the population growth occurring in developing countries. The OECD further projects that the number of people in the middle class will grow by 3 billion between 2009 and 2030. Advances in medicine and better nutrition along with other factors have extended lives, adding to population growth and driving global demand for food and particularly animal protein.

Increased Global Demand for Protein
As the population continues to grow in size and improve in standard of living, it is forecast that people will consume an increasing amount of animal protein and dairy, both in the aggregate and on a per capita basis. For example, according to the United Nations, since the early 1960s, per capita consumption of milk in certain developing markets has almost doubled, meat consumption has more than tripled, and egg consumption has increased fivefold. Worldwide demand for protein has significantly increased over the past few decades and is expected to continue to grow as more and more of the world’s population is able to afford protein as part of their diet. In addition, as consumers and governments become increasingly focused on food safety and food quality, we believe there will be increased demand for protein raised by sophisticated producers using our products. Current per capita consumption of protein and dairy in emerging markets, including China, is generally a fraction of the consumption levels in developed markets. According to the United Nations, global per capita consumption of livestock products is expected to increase from 39 kg per year (2005-07) to 49 kg per year by 2050. In developing countries, the increase is projected to grow from 28 kg per year to 42 kg per year in the same time frame. Per capita global consumption of milk is projected to increase from 83 kg per year to 99 kg per year globally, and 52 kg per year to 76 kg per year for developing countries for the same time period. Increase in demand in emerging markets is contributing to a developing worldwide food deficit.
Estimated Global Population Growth 2009 – 2050, in Total and the Global Middle Class
(Billion)

10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
-
6.8
1.8
8.3
4.9
9.1
5.4
2009
2030
2050 (c)
total (a)
global middle class (b)

(a) FAO - World Agriculture Towards 2030/2050 The 2012 Revision, pg 94
(b) OECD - The Emerging Middle Class in Developing Countries (2010), pg 28
(c) The Company estimates 2050 global middle class based on overall population growth

Estimated Global Meat Consumption 2005/2007 – 2050(1)
(Million Tonnes)

500
450
400
350
300
250
200
150
100
50
-
256
375
452
2005/2007
2030
2050

Estimated Global Dairy Consumption 2005/2007 – 2050(1)
(Million Tonnes)

1,200
1,000
800
600
400
200
-
657
896
1,063
2005/2007
2030
2050

(1)
  World Livestock 2011—Food and Agriculture Org of the UN
Limited Availability of Natural Resources
Scarcity of arable land, fresh water and increased competitive uses for cultivated land have resulted in limited availability of natural resources for use by producers seeking to meet increased demand for food in general and animal protein in particular. According to a 2012 report by the U.S. National Intelligence Council, the world had consumed more food than it had produced in seven of the previous eight years.

Increased Demand for Organic Poultry is Insignificant
Organic chicken production is currently a small fraction of U.S. chicken production. According to the USDA, in 2011, USDA certified organic broiler chicken production accounted for 0.3% of U.S. broiler chicken production. We do not expect industrial broiler chicken producers to make a material shift to an organic approach in the near to medium term given the low consumer demand and high production cost involved in such a change. According to the USDA, in February 2014, the average consumer price per pound of U.S. whole fryer chicken was $1.09 for non-organic whole fryer chicken, while the price for USDA certified organic whole fryer chicken was $2.91, or 2.7 times greater than the price per pound of non-organic whole fryer chicken.
2011 U.S. Broiler Chicken Production(1)

Organic
0.3%
Exports
18.7%
Domestic Consumption
81.0%

(1)
  USDA, Livestock, Dairy and Poultry Outlook (Feb. 2014).
Significant Pressure on Producers to Improve Productivity While Navigating Heightened Food Safety and Biosecurity Regulations
The increase in feed, labor and other input costs continue to pressure producers’ profit margins, causing them to focus on seeking new ways to improve productivity.
Animal health medicines and vaccines have contributed to improvements in animal health, resulting in increased production efficiency over the last 50 years by improving feed conversion ratios, production yields and cycle times and by reducing the cost impact of disease in animals. We believe that improvements in production efficiency will continue to depend on technologic interventions and advancements, including in animal health products. We believe that the cost of medicines and vaccines is small relative to other livestock production costs, including feed, and that medicines and vaccines offer high return on investments by improving animal health, resulting in improved production and economic outcomes for producers. We believe many producers target $3 of expected incremental savings for every $1 spent on animal health products.
Difficult economics for producers and increased food safety and biosecurity regulations have made it increasingly difficult for smaller producers to operate competitively. For example, the recently enacted United States Food Safety Modernization Act, which addresses biosecurity by requiring ingredient traceability, and the increased need for construction of containment structures, such as covered chicken houses, to prevent the spread of foreign diseases, present cost difficulties for smaller producers. Between 1997 and 2007, the U.S. dairy industry lost 52,000 farms, while the number of dairy cows on farms of 500 or more cows increased from approximately 2.5 million to approximately 4.9 million. Similarly, China’s national government generally has supported the move to larger, higher producing farms in order to modernize production and improve food safety. The push to modernize production puts increased pressure on the producers, especially with increasing food safety regulations, according to the Wall Street Journal.

Changing Producer Dynamics as Food Supply Becomes Increasingly Global
Producers in many of the largest emerging market countries are not able to meet the rapid growth in local demand, leading to:
•
  Increased global trade in protein. The United States and Brazil continue to be the world leaders in livestock production for exports beyond their own domestic consumption. We believe producers in these countries continue to consolidate and vertically integrate—both within and outside of their borders—in order to leverage cost efficiencies through scale. For these reasons, we expect to see continued international acquisitions and/or alliances among U.S., Brazilian and Chinese companies. We believe a strong driver of this trend has and will continue to be China’s lack of the necessary natural resources to meet its growing demand for animal-based proteins. The recent Shuanghui acquisition of U.S.-based pork producer Smithfield Farms is a prime example of such a trend.
•
  Increased sophistication and migration towards industrial scale production. Much of the domestic poultry and swine production in China, India and other major emerging markets has historically taken place on small-scale farms, which today are faced with limitations in their ability to improve productivity and efficiency. As a result there has been a recent shift towards larger, more industrialized farms. As production becomes more industrialized, producers will be more likely to use more sophisticated products in order to manage the health of their animals and achieve productivity improvement.
These trends create opportunities for animal health product manufacturers to expand the use of their products both in the key export markets as well as the key emerging market countries.
Bacterial Pressure on Livestock is Inevitable
The aforementioned factors put increasing economic and other pressures on producers to raise larger numbers of animals together and, as a result of raising larger numbers of animals together, disease pressure escalates. Animal health products, including MFAs and vaccines, are key tools to help manage infectious disease challenges in livestock that often emerge from such intensive farming. These products help keep livestock healthy and consequently the human food supply safer, by reducing the chance of food-borne illness in humans from the ingestion of bacteria shed by animals during the slaughter process.
There is considerable scientific and regulatory debate concerning whether the use of antibiotics in livestock can increase the risk to humans who consume meat potentially containing antibiotic-resistant organisms. For example, the FDA recently announced a plan to help phase out the use of medically important antibiotics in livestock feed for growth promotion and/or feed efficiency purposes. However, the recent FDA guidance provides for continued use of antibiotics in food-producing animals for treatment, control and prevention of disease under the supervision of a veterinarian. We believe most rigorous analyses have shown that, when used properly, these products create little to no risk for humans. Furthermore, this risk must be balanced against the benefits of permitting the use of antibiotics in animals, which we believe include the prevention, control and treatment of disease for animal welfare, the preservation of scarce natural resources to reduce the impact of agriculture on the environment, the safety and sustainability of the food supply and the need to feed the world’s growing population.
Competitive Strengths
We believe the following strengths create sustainable competitive advantages that will enable us to continue our growth as a leader in our industry.
Products Aligned with Need for Increased Protein Production
Increased scarcity of natural resources is increasing the need for efficient production of food animals such as poultry, swine and cattle. Our key Animal Health products, including our MFAs, vaccines and nutritional specialty products, help prevent and manage disease outbreaks and enhance nutrition to help support natural defenses against diseases. These products are often critical to our customers’ efficient production of healthy animals. Our leading product franchise, Stafac®/V-Max®/Eskalin™, is approved in over 30 countries for use in poultry and swine and is regarded as one of the leading MFA products for livestock. Similarly, our nutritional product offerings like OmniGen are used increasingly in the global dairy industry. In the United States, we estimate approximately 20% of the total 9 million dairy cow herd receive OmniGen. In the European Union, which has approximately 15 million dairy cows in our target segment of progressive industrial producers, we are now launching OmniGen on a country-by-country basis. In the rapidly growing industrial dairy segment in China, which has approximately 5 million dairy cows, we are working on obtaining regulatory approval for OmniGen.
Global Presence with Existing Infrastructure in Key High-Growth Markets
We have an established direct presence in many important emerging markets, and we believe we are a leader in many of the emerging markets in which we operate. Our existing operations in 14 countries and established sales, marketing and distribution network in over 65 countries, provide us with opportunities to take advantage of global growth opportunities. Outside of the United States, our global footprint reaches to key high growth regions (countries where the livestock production growth rate is expected to be higher than the average growth rate) including Brazil and other countries in South America, China, India and Asia/Pacific, Russia and former CIS countries, Mexico, Turkey, Australia, Canada and South Africa and other countries in Africa. We are planning to establish additional sales and technical offices in key developing regions such as Latin America and Asia, where protein consumption is expected to nearly double by 2050. Our operations in countries outside of the United States contributed approximately 37% of our revenues for the year ended June 30, 2013. According to an IMS Industry Market Survey, we were the fastest growing animal health company in Brazil in 2012.
Leading Positions in High Growth Sub-sectors of the Animal Health Market
We are a global leader in the development, manufacture and commercialization of MFA products for the animal health market, a sector that, according to Vetnosis, is projected to grow at a compound annual rate of approximately 5.3% between 2012 and 2017. Measured by revenues, we were the 3rd largest business in the MFA sector in 2012. We believe we are well positioned in the fastest growing food animal species segments of the animal health market with significant presence in poultry and swine, which are projected by Vetnosis to grow globally at compound annual rates between 2012 and 2017 of 6.2% and 6.6%, respectively.
2012 – 2017 Estimated Category Compound Annual Industry Growth Rates*

2012 – 2017 Estimated Regional Compound Annual Industry Growth Rates
for Animal Health Products*

2012 – 2017 Estimated Compound Annual Industry Growth Rates by Livestock Species*

*
  Vetnosis
Diversified and Complementary Product Portfolio with Strong Brand Name Recognition
We market products across the three largest livestock species (poultry, cattle and swine) and the major product categories (MFAs, vaccines and nutritional specialty products). We believe our diversity of species and product categories enhances our sales mix and lowers our sales concentration risk. The complementary nature of our Animal Health and Mineral Nutrition portfolio provides us with unique cross-selling opportunities that can be used to gain access to new customers or deepen our relationships with existing customers.
We believe we have strong brand name recognition for the Phibro name and for many of our Animal Health and Mineral Nutrition products. Our key MFA brands include Stafac®, for the prevention of necrotic enteritis in poultry and for the treatment and control of dysentery in swine, V-Max®, for the reduction of incidence of liver abscesses in cattle, and Aviax®, Nicarb® and Coxistac™ for the prevention of coccidiosis in poultry. We believe Phibro Vaccines are recognized as an industry standard in efficacy against highly virulent disease challenges and that our patented TAbic® vaccine delivery technology provides superior convenience and logistical benefits over conventional vaccine delivery formulations. OmniGen and Animate®, our leading nutritional specialty products, are recognized by our customers for helping to support the health of dairy cows.
Our diverse portfolio of products allows us to address the distinct growing conditions of livestock in different regions. For example, in Brazil we have positioned V-Max® into the range cattle segment through free-choice salt/mineral supplements to help producers prevent disease and improve animal productivity. We believe we have been a leader in the rapid growth of this segment because of the value our products provide. According to an IMS Industry Market Survey, we were the fastest growing animal health company in Brazil in 2012.
Experienced Sales Force and Technical Support Staff with Strong, Consultative Customer Relationships
Within our Animal Health and Mineral Nutrition segments, utilizing both our sales, marketing and technical support organization of approximately 225 employees and a broad distribution network, we market our portfolio of more than 1,000 product presentations to livestock producers and veterinarians in over 65 countries. We interact with customers at both their corporate and operating level, which we believe allows us to develop an in-depth understanding of their needs. We believe our frequent and close interactions with our customers help us to establish a trusted advisor relationship. Our technical support and research personnel are also important contributors to our overall sales effort. We have a total of 105 technical, field service and quality control/quality assurance personnel throughout the world. These professionals interface directly with our key customers to provide practical solutions to derive optimum benefits from our products. We believe the challenges facing our customers will continue to evolve as commercial agricultural food production continues to grow. We believe our strong customer relationships will put us in a position to introduce new products and applications that best address our customers unmet or emerging needs. We believe we have strong relationships with the management of the largest multinational livestock companies and have implemented a Global Key Account Strategy with our top livestock customers. This is a key focus for us because we believe multinationals will lead the continuing consolidation and integration of the livestock markets globally due to scale and market access for the proteins they produce.

Products That Make Important Contributions to Our Customers’ Success
We believe our products are critical to the health and performance of our customers’ livestock, and typically represent a relatively small percentage of their total end-product cost. We believe many livestock producers target at least $3 of expected savings for every $1 spent on animal health products. Our customers’ data collection systems are generally sophisticated and are able to measure multiple inputs and results and translate those results into the economic benefit provided. For example, an ongoing project involving studies at 427 dairies in the United States with more than 270,000 cows demonstrated that using our OmniGen-AF nutritional specialty product resulted in a 23% reduction in total herd death loss and significant reductions in cows delivered to the hospital pen, as well as reductions in cases of ketosis, mastitis, metritis and retained fetal membrane. The studies also showed use of OmniGen resulted in increased milk production and higher quality milk, as measured by a decrease in somatic cell count (a standard measure of milk quality). These effects result in significant economic benefits to the producers. Despite their meaningful benefits in animal health outcomes and producer economics, our products typically represent a small portion of total animal production costs. As such, we believe our products represent a key component of value creation for our customers.
Experienced, Committed Employees and Management Team
We have a diverse and highly skilled team of animal health professionals, including technical and field service personnel located in key countries throughout the world. These individuals have extensive field experience and are vital to helping us maintain and grow our business. Our field team consists of more than 180 people, a substantial portion of whom have more than 20 years of experience in the animal health industry and many of whom have been with us for more than 10 years.
We have a strong management team with a proven track record of success at both the corporate and operating levels. The executive management team has diverse backgrounds and an average of approximately 17 years of experience in the animal health industry.
Track Record of Growth and Significant Cash Flow Generation
Over the past three years, we have demonstrated an ability to grow our revenues and to grow our profitability at a rate that meaningfully exceeds our revenue growth. Our total net sales and Adjusted EBITDA grew at CAGRs of 2.8% and 14.4%, respectively, from fiscal year 2011 to fiscal year 2013. Our Adjusted EBITDA margin improved 220 bps, growing from 9.4% in fiscal year 2011 to 11.6% in fiscal year 2013. Our Animal Health segment was the principal driver of the strong growth and margin expansion. Animal Health net sales and Adjusted EBITDA grew at CAGRs of 5.6% and 17.5%, respectively, from fiscal year 2011 to fiscal year 2013. Animal Health’s Adjusted EBITDA margin improved 420 bps, growing from 17.4% in fiscal year 2011 to 21.6% in fiscal year 2013. See “Selected Consolidated Financial and Other Data” for a reconciliation of Adjusted EBITDA to net income and segment operating income.
Growth Strategies
We are committed to maintaining the health of animals and bringing solutions to our customers who raise and care for them. We intend to continue to grow our business by pursuing the following core strategies:
Continue Our Expansion into High-Growth Emerging Markets
We believe our global presence and existing infrastructure puts us in a strong position to take advantage of the rise in global demand for animal protein. Our significant global footprint and established international network of sales, marketing and distribution professionals in over 65 countries provide us with a solid platform for continued expansion in these key markets.
Key drivers of revenue expansion for our MFA product line stem from industry growth trends in emerging markets, including protein demand growth and producer demand for effective and sophisticated products to manage their production. We believe the rapid growth of protein consumption in emerging markets will present us with opportunities to gain new customers and expand our relationships with our existing customers. Furthermore, we believe consolidation and greater sophistication of livestock producers in emerging markets will drive adoption of our products as producers seek to achieve greater benefits of scale and technology. In addition to implementation of our Global Key Account Strategy, we plan to expand our local sales teams to enable us to introduce a greater number of products and increase our sales penetration. We believe our local sales teams will facilitate enhanced and frequent customer interaction and will allow us to more efficiently develop new products and applications in response to the needs of our customers.
Leverage Proprietary Vaccine Technologies to Increase Sales in Poultry
In 2013, we entered into a manufacturing and distribution agreement with Epitopix which established us as the exclusive distributor of Epitopix’s autogenous vaccines for chickens in the United States which contain their proprietary SRP® technology. This partnership provided us with an entry into the United States vaccines business. Epitopix’s poultry vaccine products are targeted at broiler breeders and table egg laying hens for the control of Salmonella, E. coli and other bacterial organisms. We believe this partnership presents an opportunity to establish new customer relationships within the attractive high growth poultry segment and represents our first move into the United States poultry vaccines business. We believe that it also presents us with an opportunity to cross-sell additional Phibro products and increase our overall sales penetration within the poultry industry.
We have developed TAbic®, an innovative and proprietary delivery platform for vaccines. TAbic® is a patented platform technology for formulation and delivery of vaccines in effervescent tablets, packaged in sealed aluminum blister packages. The technology replaces the conventional glass bottles commonly used today and offers significant advantages, including transport and storage requirements, customer handling and disposal.
We believe that we are well-positioned to increase vaccine sales in key emerging markets such as Brazil and other countries in South America, China, India and Asia/Pacific, Europe, Russia and former CIS countries, Mexico, Turkey, Australia, Israel, and South Africa and other countries in Africa. We recently were named the exclusive distributor of Epitopix’s autogenous vaccines for chickens in the United States, which contain proprietary SRP technology and provide us entry into the United States vaccines business. We expect the growth in sales to come through the further geographic expansion of our current robust line of both live and inactive vaccine as well as the launch of a strong pipeline of new products currently in various stages of development and/or registration.
Continue Our Growth of Nutritional Specialties, Including Cross-Selling with Other Products in Our Animal Health and Mineral Nutrition Portfolio
We estimate OmniGen has achieved over 20% penetration into the total 9 million U.S. dairy cow herd and is poised for additional U.S. growth. We have in the last year launched OmniGen in several European countries and Brazil, focused on our target segment of progressive industrial producers (industrial producers who practice modern dairy production techniques) representing approximately 15 million dairy cows in Europe and almost 2 million dairy cows in Brazil. In the rapidly growing progressive industrial dairy segment in China, which has approximately 5 million dairy cows, we are working on obtaining regulatory approval for OmniGen. We believe we can leverage our MFAs and Vaccine businesses to drive increased sales of OmniGen, Animate® and other nutritional specialty products in the United States, European, Brazilian, Chinese and other high growth dairy markets. In addition, in the U.S. we have successfully leveraged our significant presence to market our innovative Animal Health products to the same customers that buy our Mineral Nutrition products. Our sales professionals already employ these cross-selling techniques and we believe there is opportunity to further leverage these relationships and increase our sales penetration across all of our product categories.
Transition to a Direct Sales Model in Key Markets
We believe our historical direct sales model in the United States and other countries has helped us gain high penetration and provides us with a superior return on investment compared with the use of third party distributors. We believe direct interactions help us better support and educate our customers regarding disease awareness, which in turn encourages them to adopt new and more sophisticated animal health solutions, including the use of our MFAs, vaccines and nutritional specialty products. In addition, this model enables us to have direct involvement with the regulatory approval process in these countries, which in our experience has allowed us to be more successful in obtaining regulatory approvals on a more timely basis.
In countries such as Brazil, China, Turkey and South Africa, we have also successfully completed the transition to a direct sales and/or demand creation and service model where the increasing breadth of our product portfolio has made it economically attractive. Over time, we plan to transition to a direct sales and technical service model in a number of emerging markets for our Animal Health business.
Enhance Gross Profit through Product Mix and Recent Investment in Manufacturing Capacity
Our Animal Health segment has higher gross profit margins than the Mineral Nutrition and Performance Products segments. We expect our Animal Health segment will continue to grow faster than the Mineral Nutrition and Performance Products segments, which will lead to further opportunities for margin expansion.
Our recent capital expenditure program has reduced our manufacturing costs for proprietary products and substantially expanded our manufacturing capacity. We believe our manufacturing capacity will allow us to enter new market segments at attractive margins where other higher cost animal health companies will be at a competitive disadvantage. In addition, we believe that our strengthened manufacturing and supply chain will provide us with a strong platform for continued expansion into emerging markets where less developed in-country infrastructures can make delivery more challenging. Our global commercial and manufacturing teams strategically develop and implement operational efficiency initiatives on an ongoing basis in order to improve our manufacturing production margins. These initiatives include yield improvements, raw material procurement, logistics, manufacturing support rationalization and quality control.
Deliver New Product Innovation Through Focused Research & Development Investment
We will continue to invest in R&D to deliver innovation and to create further uses and applications for our products. We have an in-house team of dedicated scientists who conduct innovative and basic R&D of vaccines, and have capability to create global regulatory dossiers which can be submitted and managed by our local country operations. Additionally, across all of our Animal Health businesses, our researchers are experienced in designing trial protocols and executing the trials with customers to create meaningful application research data which can lead to the development of powerful sales tools.
We will also continue to invest in our pipeline of product development initiatives to support the growth of our Animal Health products including new indications for use of our existing products in current and additional species and to add new therapeutic claims to (or in place of) our older growth promotion claims. We believe this will open significant new growth opportunities by allowing our customers to use our products in new ways to prevent, control and treat disease. We believe this on-going commitment will help continue to demonstrate value for our products to differentiate them from competitors and extend their lifecycles.
We employ a disciplined process for adapting existing nutritional specialty product technologies for new species applications or further penetration for already-proven species. Our researchers are species-specific and work closely with customers in new species segments to design the appropriate trials in order to confirm or disprove potential new applications in a methodical, scientific manner that, if efficacy is demonstrated, it can lead to opportunities to grow the business in new segments, in new markets or with new customers.
Remain a Partner of Choice for New Products and Technologies
In addition to in-house development, we believe we are well positioned to remain a desirable company for developers of new products and technologies to work with in commercialization, marketing and distribution of products based on our experience and successful track record. We believe our global sales and marketing reach and strong reputation make us an attractive candidate for distribution/licensing agreements. Our Mineral Nutrition business also gives us access to a major portion of the animal feed companies, distributors and livestock producers in North America, which is important for companies seeking to bring new technologies to market. We intend to continue to expand the scope of our existing partnerships by collaborating on new products and technologies that can add value to our customers, just as our significant presence in the Mineral Nutrition business and routine contact with the entire supply chain helped us to identify and bring in house promising nutritional specialty products such as OmniGen and Animate®. We also intend to continue to grow our business through focused acquisitions, asset and technology purchases, in-licensing transactions, and new strategic partnerships. Recent examples include our arrangement with Epitopix regarding its SRP technology and our purchase of the OmniGen and Animate® product lines (both of which were products we licensed prior to the acquisitions).
We believe that we are well positioned to grow in the rapidly developing aquaculture market. In January 2014, we completed the acquisition of the aquaculture business of AquaVet, a leading aquaculture veterinary consulting and contract research firm based in Israel, for aquaculture consideration of $0.9 million plus a contingent incentive payment based on the future results of our aquaculture business. Through this transaction, we are joined by a well-respected team of aquaculture professionals with strong experience in product development providing technical support to leading aquaculture producers throughout the world. Our new aquaculture team will initially be focused on identifying, testing and obtaining regulatory approvals for our current portfolio of Animal Health products for use in aquaculture, as well as the identification, development and commercialization of new products. The aquaculture industry has grown from approximately 1 million tons in the early 1950’s to over 50 million tons today and is one of the fastest growing segments of the animal health industry.
Our Company History
Our Company has been in the Bendheim family for over 65 years. We have completed a number of strategic acquisitions to expand our business.

Year	Event(s)
1946	Philipp Brothers Chemicals, Inc. (“PBC”) was spun off from its parent company Philipp Brothers Incorporated.
1974	PBC acquired an Israeli vitamin mixer.
1980	PBC acquired Prince Agri Products mineral nutrition business.
1980	PBC began manufacturing nicarbazin in Israel.
1994	PBC began manufacturing amprolium in Israel.
2000	PBC acquired Pfizer’s medicated feed additive business.
2003	PBC changed its name to Phibro Animal Health Corporation (“PAHC”).
2009	PAHC acquired Abic vaccines and pharma business.
2009	PAHC acquired the Baltzell mineral nutrition business.
2011	PAHC acquired rights to Animate® nutritional specialty product.
2012	PAHC acquired U.S. ANADA applications/registrations for lincomycin, sulfadimethoxine, tiamulin and amprolium water soluble powders.
2012	PAHC entered into a co-exclusive long-term license agreement for our proprietary vaccine delivery technology with a major global animal health company.
2012	PAHC acquired OGR including OmniGen patents, related intellectual property, R&D facilities and organization.
2013	PAHC entered into an agreement with Epitopix for the exclusive distribution of its autogenous vaccines for chickens which contain their proprietary SRP technology.
2014	PAHC acquired the aquaculture business of AquaVet, a leading aquaculture veterinary consulting and contract research firm based in Israel.

Our Products
Animal Health
MFAs and Other
The MFA business primarily consists of the production and sale of antibacterials (Stafac®, Terramycin®, Neo-Terramycin® and Mecadox®) and anticoccidials (nicarbazin, Aviax®, Aviax Plus™, Coxistac™, amprolium).
Antibacterials and Anticoccidials
We manufacture and market a broad range of antibacterials and other medicated products to the global livestock industry. These products provide therapeutic benefits for the animals and increased feed conversion efficiency, which are proven drivers of profitability for animal producers. The table below presents our core MFA products:

Brand	Active Ingredient	Market Entry of Active Ingredient	Description
Terramycin®/ TM-50®/TM-100™	oxytetracycline	1951	Antibacterial with multiple applications for a wide number of species.
Neo-Terramycin®/ Neo-TM™	oxytetracycline + neomycin	1999	Antibacterial with multiple applications for a wide number of species.
Nicarb®	nicarbazin	1954	Anticoccidial for poultry
Amprolium	amprolium	1960	Anticoccidial for poultry and cattle
Bloat Guard®	poloxalene	1967	Anti-bloat treatment for cattle
Banminth®	pyrantel tartrate	1972	Anthelmintic for livestock
Mecadox®	carbadox	1972	Antibacterial for swine to control salmonellosis and dysentery
Stafac®/Eskalin™/ V-Max®	virginiamycin	1975	Antibacterial used to prevent and control diseases in poultry, swine and cattle
Coxistac™ /Posistac™	salinomycin	1979	Anticoccidial for poultry and cattle; disease preventative in swine
Rumatel®	morantel tartrate	1981	Anthelmintic for livestock
Cerditac™ /Cerdimix™	oxibendazole	1982	Anthelmintic for livestock
Aviax®/ Aviax II™	semduramicin,	1995	Anticoccidial for poultry
Aviax Plus™	semduramicin + nicarbazin	2010	Anticoccidial for poultry

Antibacterials are biological products used in the animal health industry to treat or to prevent diseases, thereby promoting more efficient livestock growth. Several factors contribute to limit the efficiency, weight gain and feed conversions of livestock production, including stress, poor nutrition, environmental and management challenges and disease. Antibacterials help prevent and treat disease in livestock which leads to improved overall health of the animals and more efficient feed conversion.
Oxytetracycline and Neomycin. Terramycin® utilizes the active ingredient oxytetracycline and Neo-Terramycin® combines the active ingredients neomycin and oxytetracycline to prevent and treat a wide range of diseases in chickens, turkeys, cattle and swine. We sell Terramycin® and Neo-Terramycin® products in the United States, Latin America and Asia to livestock producers, feed companies and distributors.

Nicarbazin. We produce and market nicarbazin under the trademark Nicarb® and as an active pharmaceutical ingredient. Nicarbazin is a broad-spectrum anticoccidial used for coccidiosis prevention in chickens.
Amprolium. We produce and market amprolium as an active pharmaceutical ingredient. We also have received FDA approval to sell amprolium as Boviprol™ 9.6% Oral Solution to cattle and calves.
Anticoccidials are produced through fermentation and chemical synthesis, and are primarily used to prevent and control the disease coccidiosis in poultry and cattle, thereby promoting more efficient livestock growth. Coccidiosis is a disease of the digestive tract that is of great concern to livestock producers. We sell our anticoccidials primarily to integrated poultry producers and feed companies in North America, Latin America and Asia, and to international animal health companies.
Carbadox. We market carbadox under the brand name Mecadox® for use in swine feeds to improve animal performance and control swine salmonellosis and swine dysentery. Mecadox® is sold primarily in the United States to feed companies and large integrated swine producers.
Virginiamycin. Virginiamycin is an antibacterial marketed under the brand names Stafac® to swine, cattle, chickens and turkeys producers, Eskalin™ to dairy cows and beef cattle producers and V-Max® for beef cattle producers. Virginiamycin is used to prevent necrotic enteritis in chickens, treat and control swine dysentery and aid in the prevention of liver abscesses in cattle. Our experience in the development and production of virginiamycin has enabled us to develop significant intellectual property and know-how, which have helped protect against generics. We are the sole worldwide manufacturer and seller of virginiamycin.
Salinomycin and Semduramicin. We produce and market Coxistac™, Aviax®/Aviax II™/Aviax Plus™ and Posistac™, which are in a class of compounds known as ionophores, to combat coccidiosis and increase feed efficiency in poultry and swine. We market our salinomycin and semduramicin products in Asia, Latin America and the Middle East and have received FDA approval to sell Coxistac™ in the United States.
Anthelmintics. Our anthelmintic products are marketed under the Rumatel® and Banminth® brand names, among others, to controls major internal nematode parasites in beef and dairy cattle and free range swine.
Nutritional Specialties
Our primary nutritional specialty products have been identified, developed and commercialized by our staff of nutritionists working with private research companies, leading universities and customers with whom we collaborate. For those of our nutritional specialty products that are not proprietary or exclusive to us, we typically maintain unique supply agreements or primary distributor status with the product developers giving us preferential access to trademarks, territories and research data. Our nutritional specialty products include:

Brand	Market Entry	Description
AB20®	1989	Natural flow agent that improves overall feed quality and effectiveness
Chromax®	1992	Source of organic chromium used to optimize swine production through reproductive efficiency
Biosaf®	1997	Heat stable live-cell yeast that optimize production efficiency
Procreatin 7®	1997	Live-cell yeast product for ruminant nutrition
Animate®	1999	Maintains proper blood calcium levels in dairy cows during critical parturition period
Safmannan®	2000	Yeast cell wall components that optimize production efficiency

Brand	Market Entry	Description
OmniGen-AF®	2004	Optimizes immune status in dairy cows
NutrafitoPlus™	2011	Proprietary blend that enhances absorption and utilization of nutrients for poultry, swine, ruminant and aquatic feeds
Provia 6086™	2013	Direct fed microbial for all classes of livestock

AB20® is a natural flow agent that, when added to feed, improves the overall feed quality. The product is one of the most thoroughly researched in the broad flow agent segment.
Chromax®, chromium tripicolinate, is a source of organic chromium used to optimize swine production and is predominantly used in sows where it has been proven to improve reproductive efficiency and litter size. Chromax® can result in a significant return on investment for swine producers because of its low cost relative to other production costs and the reproductive and litter size improvements it promotes.
Procreatin 7® is a branded live-cell yeast product specifically selected for ruminant nutrition. It is a single strain of saccharomyces cerevisiae DNA-verified yeast.
Animate® is a unique patented anionic mineral supplement that helps optimize the health and performance of the transition dairy cow and improves profitability for dairy producers.
OmniGen is a proprietary nutritional specialty product manufactured and marketed exclusively by us that has been shown in various studies to help maintain a cow’s healthy immune system and improve their natural response to potential environmental and health challenges.
NutrafitoPlus™ is a proprietary blend of saponins, triterpenoids and polyphenols marketed exclusively by us in the U.S. and other countries that enhance the absorption and utilization of nutrients for poultry, swine, ruminant and aquaculture feeds.
Our other nutritional specialty products include Provia 6086™, a direct fed microbial, and Safmannan® and Biosaf®, yeast cell wall and protected live-cell yeast components, respectively, that optimize production efficiency.
Nutritional specialty products are marketed directly to livestock producers by working through key influencers, such as animal nutritionists and veterinarians.
Vaccines
We develop, manufacture and market vaccines primarily for poultry in Israel, China, South East Asia, India, Turkey, East and Central Europe, Africa and Latin America.
We have developed TAbic®, a unique and proprietary delivery platform for vaccines. TAbic® is a patented platform technology for formulation and delivery of vaccine strains in effervescent tablets. This technology provides superior convenience to poultry producers by requiring less storage space, less labor and increased dosing flexibility as compared to traditional delivery technology using bottles. Several of our vaccine products are available in the patented TAbic® patented format.
The IB variant 1 and IB variant 2 vaccines are intermediate virulence live vaccine strains used for the prevention of Infectious Bronchitis in poultry. Both strains have become significant tools in the increasing global fight against infectious bronchitis in regions throughout the world. These strains present us with an opportunity for growth.
The M.B. strain of Gumboro vaccine is an intermediate virulence live vaccine strain used for the prevention of Infectious Bursal Disease. The intermediate strain was developed to provide protection against the new field epidemic virus, which is more virulent than those previously encountered.
The V.H. strain of Newcastle disease vaccine is a pathogenic strain and is effective when applied by aerosol, coarse spray, drinking water or eye-drops. It has been used successfully under various management and climate conditions in many breeds of poultry.

We also focus on innovation to produce new antigens or new presentations of antigens, and have developed new vaccines, such as the recombinant VP2 and EDS vaccines, being sold as monovalent vaccines or in combinations with other antigens.
Mineral Nutrition
Our trace mineral products principally include copper, zinc, cobalt, iron, selenium, manganese, magnesium, iodine and molybdenum.
Our major trace mineral customers are regional and national feed companies, distributors, co-ops, blenders, integrated swine, beef and poultry operations and pet food companies. The majority of our customers have nutrition staffs who determine their own formulae for custom trace mineral premixes.
Trace minerals’ costs fluctuate with commodity markets and therefore these products are price-sensitive. Their sale requires a focused effort on cost management, quality control, customer service, pricing and logistics execution to be profitable.
Performance Products
Our Performance Products business manufactures and markets products for use in the personal care, automotive, industrial chemical and chemical catalyst industries. We operate the business through our PhibroChem (a division of PAHC), Ferro Metal and Chemical Corporation Limited and Phibro-Tech business units.
Sales and Marketing
Our sales organization includes sales, marketing and technical support employees. In markets where we do not have a direct commercial presence, we generally contract with distributors that provide logistics and sales and marketing support for our products. Together, our Animal Health and Mineral Nutrition business have a sales, marketing and technical support organization of approximately 225 employees plus approximately 180 distributors who market our portfolio of more than 1,000 product presentations to animal feed companies, distributors and livestock producers in over 65 countries.
We believe that the direct sales model as historically utilized in the United States and several other countries provides us with a superior return on investment relative to the use of third party distributors insofar as it facilitates stronger customer relationships, which translate into better customer service and higher sales, and allow us to earn higher margins. We believe that direct interactions help us to better support and educate customers regarding disease awareness, which in turn will encourage them to adopt new and more sophisticated animal health solutions, including the use of MFAs, vaccines and nutritional specialty products.
We are transitioning to a direct sales and/or direct service model in many key markets. In developed markets such as Brazil, China, Turkey and South Africa we have already successfully completed the transition. In emerging markets such as Asia Pacific, South America and Africa we plan to transition over time our sales and technical service model for these markets.
In direct sales markets, we sell our Animal Health and Mineral Nutrition products through our local sales offices, either directly to integrated poultry, swine and cattle integrators or through commercial animal feed manufacturers, wholesalers and distributors. Our sales representatives visit our customers, including animal feed companies, distributors and livestock producers, to inform, promote and sell our products and services. In direct service markets, our technical operations specialists provide scientific consulting focused on disease management and herd management, training and education on diverse topics, including responsible product use.
We sell our Performance Products through our local sales offices to the personal care, automotive, industrial chemical and chemical catalyst industries. We market these products predominately in the United States.
Customers
We have approximately 2,850 customers, of which approximately 2,450 customers are served by our Animal Health and Mineral Nutrition businesses. We consider a diverse set of livestock producers,

including beef and dairy farmers as well as pork and poultry operations, to be the primary customers of our livestock products. We sell our livestock products directly to livestock and aquaculture producers and to distributors that typically then sell the products to livestock producers. We do not consider the business to be dependent on a single customer or a few customers, and we believe the loss of any one customer would not have a material adverse effect on our results. Our largest customer (a distributor) represented approximately 8% of our revenues for fiscal year 2013. Our Performance Products business has approximately 400 customers.
We typically sell pursuant to purchase orders from customers and do not enter into long-term delivery contracts.
Product Registrations, Patents and Trademarks
We own certain product registrations, patents, trade names and trademarks, and use know-how, trade secrets, formulae and manufacturing techniques which assist in maintaining the competitive positions of certain of our products. We believe that technology is an important component of our competitive position, and it is intended to provide us with low cost positions enabling us to produce high quality products. Patents protect some of our technology, but a significant portion of our competitive advantage is based on know-how built up over many years of commercial operation which is protected as commercial secrets. To that end, we have 89 patents or pending applications in 45 countries but we believe that no single patent or trademark is of material importance to our business and, accordingly, that the expiration or termination thereof would not materially affect our business.
We market our animal health and nutrition products under hundreds of governmental product registrations approving many of our products with respect to animal drug safety and efficacy. The use of many of our medicated products is controlled by regulatory authorities that are specific to each country (e.g., the FDA in the United States, Health Canada in Canada and EFSA/EMA in Europe). Because they regulate the safety and wholesomeness of the human food supply, their responsibility includes feed additives for animals from which human food products are derived. Each of our medicated products is registered separately in each country where it is sold. We continuously monitor, maintain and update the appropriate registration files pertaining to such regulations and approvals. In certain countries where we work with a third party distributor, local regulatory requirements may require registration in the name of such distributor. See “—Regulators.” As of December 31, 2013, we had over 500 product registrations globally for our MFA products, including more than 90 product registrations for virginiamycin, and 280 product registrations globally for our vaccine products.
Additionally, many of our vaccine products are based on proprietary master seeds and proprietary or patented adjuvant formulations. We actively seek to protect our proprietary information, including our trade secrets and proprietary know-how, including by seeking to require our employees, consultants, advisors and partners to enter into confidentiality agreements and other arrangements upon the commencement of their employment or engagement.
We seek to file and maintain trademarks around the world based on commercial activities in most regions where we have, or desire to have, a business presence for a particular product or service. We currently maintain more than 1,250 trademark applications and registrations globally, identifying goods and services related to the care of livestock.
Our technology, brands and other intellectual property are important elements of our business. We rely on patent, trademark, copyright and trade secret laws, as well as non-disclosure agreements to protect our intellectual property rights. Our policy is to vigorously protect, enforce and defend our rights to our intellectual property, as appropriate.
Regulatory
Many of our Animal Health and Mineral Nutrition products require licensing by a governmental agency before marketing. To maintain compliance with these regulatory requirements, we have established processes, systems and dedicated resources with end-to-end involvement from product concept to launch and maintenance in the market. Our regulatory function seeks to engage in dialogue with various global agencies regarding their policies that relate to animal health products.

United States
In the United States, governmental oversight of animal nutrition and health products is shared primarily by the United States Department of Agriculture (“USDA”) and the U.S. Food and Drug Administration (“FDA”). The United States Environmental Protection Agency (the “EPA”) has jurisdiction over certain products applied topically to animals or to premises to control external parasites and shares regulatory jurisdiction of ethanol manufactured in biofuel manufacturing facilities with the FDA.
The USDA and the FDA are primarily responsible for the safety and wholesomeness of the U.S. human food supply. The FDA regulates foods intended for human consumption and, through the Center for Veterinary Medicine (“CVM”), regulates the manufacture and distribution of animal drugs that will be given to animals from which human foods are derived. All manufacturers of animal health pharmaceuticals must show their products to be safe, effective and produced by a consistent method of manufacture as defined under the Federal Food, Drug, and Cosmetic Act. To protect the food and drug supply for animals, the FDA develops technical standards for animal drug safety and effectiveness and evaluates data necessary to support approvals of veterinary drugs. Drug sponsors are required to file reports of certain product quality defects and adverse events in accordance with agency requirements.
The main regulatory body in the United States for veterinary pesticides is the EPA. The EPA’s Office of Pesticide Programs is responsible for the regulation of pesticide products applied to animals. All manufacturers of animal health pesticides must show their products will not cause “unreasonable adverse effects to man or the environment” as stated in the Federal Insecticide, Fungicide, and Rodenticide Act. Within the United States, pesticide products that are approved by the EPA must also be approved by individual state pesticide authorities before distribution in that state. Post-approval monitoring of products is required, with reports provided to the EPA and some state regulatory agencies.
FDA approval of Type A/B/C Medicated Feed Articles and drugs is based on satisfactory demonstration of safety, efficacy, manufacturing quality standards and appropriate labelling. Efficacy requirements are based on the desired label claim and encompass all species for which label indication is desired. Safety requirements include target animal safety and, in the case of food animals, human food safety (HFS). HFS reviews encompass drug residue levels and the safety of those residue levels. In addition to the safety and efficacy requirements for animal drugs used in food-producing animals, environmental safety must be demonstrated. Depending on the compound, the environmental studies may be quite extensive and expensive. In many instances, the regulatory hurdles for a drug which will be used in food-producing animals are at least as stringent as if not more so than those required for a drug used in humans.
The Office of New Animal Drug Evaluation (“ONADE”) is responsible for reviewing information submitted by drug sponsors who wish to obtain approval to manufacture and sell animal drugs. A new animal drug is deemed unsafe unless there is an approved New Animal Drug Application (“NADA”). Virtually all animal drugs are “new animal drugs” within the meaning of the term in the Federal Food, Drug, and Cosmetic Act. An approved Abbreviated New Animal Drug Application (“ANADA”) is a generic equivalent of an NADA previously approved by the FDA. An NADA in animal health is analogous to a New Drug Application in human pharmaceuticals. Both are administered by the FDA. The drug development process for human therapeutics can be more involved than that for animal drugs. However, because human food safety and environmental safety are issues for food-producing animals, the animal drug approval process for food-producing animals typically takes longer than for non-food-producing animals, such as companion animals.
The FDA may deny an NADA or ANADA if applicable regulatory criteria are not satisfied, require additional testing or information, or require post-marketing testing and surveillance to monitor the safety or efficacy of a product. There can be no assurances that FDA approval of any NADA or ANADA will be granted on a timely basis, or at all. Moreover, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Finally, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Among the conditions for NADA or ANADA approval is the requirement that the prospective manufacturer’s quality control and manufacturing procedures conform to FDA’s current Good Manufacturing Practice (“cGMP”) regulations. A manufacturing facility is periodically inspected by the FDA for determination of compliance with cGMP after an initial pre-approval inspection. Certain subsequent manufacturing changes must be approved by the FDA prior to implementation. In complying with standards set forth in these regulations, manufacturers must continue to expend time, monies and effort in the area of production and quality control to ensure compliance. The process of seeking FDA approvals can be costly, time consuming, and subject to unanticipated and significant delays. There can be no assurance that such approvals will be granted on a timely basis, or at all. Any delay in obtaining or any failure to obtain FDA or foreign government approvals, or the suspension or revocation of such approvals, would adversely affect our ability to introduce and market our products and to generate revenue.
The issue of the potential for increased bacterial resistance to certain antibiotics used in certain food-producing animals is the subject of discussions on a worldwide basis and, in certain instances, has led to government restrictions on the use of antibiotics in these food-producing animals. The sale of antibiotics is a material portion of our business. Legislative bills are introduced in the U.S. Congress from time to time which, if adopted, could have an adverse effect on our business. One of these initiatives is a proposed bill called the Preservation of Antibiotics for Medical Treatment Act (PAMTA), which has been introduced in every Congress since the mid 2000’s. To date, such bills have not had sufficient support to become law. Should statutory, regulatory or other developments result in restrictions on the sale of our products, it could have a material adverse impact on our financial position, results of operations and cash flows.
In November 2004, the CVM released a draft for comment of its risk assessment of streptogramin resistance for treatment of certain infections in humans attributable to the use of streptogramins in animals (the “risk assessment”). The risk assessment was initiated after approval of a human drug called Synercid (quinupristin/dalfopristin) for treating vancomycin resistant Enterococcus faecium (VREf), which led to increased attention regarding the use of streptogramins in animals. Synercid and virginiamycin are both members of the streptogramin class of antimicrobial drugs. The risk assessment was unable to produce any firm conclusions as to whether, and, if so, how much, the use of virginiamycin in food animals contributes to the occurrence of streptogramin-resistant infections in humans via a foodborne pathway.
The stated concern underlying the status of virginiamycin as a “medically important antimicrobial” (“MIA”) on the CVM’s Guidance for Industry (“GFI”) 152 list, a guidance document for evaluating the microbial safety of antimicrobial new animal drugs on food for human consumption, was the potential impact on use of Synercid for treating VREf in humans. In 2010, the U.S. label for Synercid was changed and the VREf indication was removed. The FDA determined that data submitted by the sponsor of Synercid failed to verify clinical benefit of the product for the treatment VREf infections in humans. In September 2011, we requested that FDA remove the streptogramin class of antimicrobials from GFI 152 to reflect that they are not “medically important” for human therapy. In March 2012, the FDA declined our request, citing primarily the need to engage all stakeholders on any possible changes to GFI 152 through the processes mandated by the FDA’s good guidance practices, including issuing guidance revisions in draft and giving the public an opportunity to comment. There can be no assurance that the FDA will in the future agree with our view that removal of the VREf indication for Synercid requires the FDA to remove virginiamycin from the GFI 152 list.
In April 2012, the CVM released its GFI 209 (“The Judicious Use of Medically Important Antimicrobial Drugs in Food-Producing Animals”). In December 2013, the CVM released the final version of GFI 213 (“New Animal Drugs and New Animal Drug Combination Products Administered in or on Medicated Feed or Drinking Water of Food-Producing Animals: Recommendations for Drug Sponsors for Voluntarily Aligning Product Use Conditions with GFI #209”), and the proposed language relating to amending the current Veterinary Feed Directive (“VFD”) regulations. The two Guidance documents and the proposed revised VFD language are all relevant to the use of MIAs in the feed or drinking water of food-producing animals. The two key principles of GFI 209 are that MIAs should be limited to those uses that are considered necessary for assuring animal health, namely for the prevention, control, and/or treatment of disease and that MIA use in food-producing animals should include veterinary oversight/consultation. GFI 213 outlines CVM’s proposal with respect to removing production claims for MIAs as well as the path a sponsor may take for new claims. These Guidance documents are not legally binding, but they do reflect the FDA’s current thinking. These GFIs provide an opportunity for sponsors to seek to amend product claims to more accurately reflect the health function of antimicrobial products; however, there can be no assurance that if a sponsor presents a specific proposal to pursue such changes the FDA will agree with that proposal or, even if the FDA does agree, that the execution of the work and the subsequent submission to the FDA will successfully achieve the desired label amendments.
The proposed revision to the current VFD language describes changes to the control of use of antimicrobial products and certain other drugs for use in animal feed. Currently in the United States, many approved antimicrobial products may be obtained and used without formal veterinary authorization. If the proposed VFD language is adopted, affected antimicrobial products could only be used if authorized by a veterinarian in accordance with the VFD. The current use of our antimicrobial products in the U.S. typically, but not always, involves veterinary oversight. However, the proposed VFD language could impose additional costs on some producers that may discourage them from using our antimicrobial products. The FDA has indicated it expects to complete the amendment to the VFD language by the end of 2016. The FDA has indicated that, provided it completes the VFD amendments within the proposed timeline, it would like sponsors to complete the process for label changes relating to the new GFI 213 within three years, that is, late 2016.
In the United States, the antibacterial products within our poultry business, our largest business in this region, as well as our cattle business, have both approved therapeutic and non-therapeutic indications. We believe, based on current producer usage patterns, that the large majority of use of our products in these segments is for therapeutic purposes. We currently generate a portion of our revenues from antibacterial products sold for use in turkey and swine in the United States where we do not currently have therapeutic claims that match our customers’ usage patterns. We intend to ensure that our antibacterial product offerings are in full alignment with the FDA’s guidance documents within the FDA’s three-year implementation period, and will pursue both new and additional therapeutic claims for these products under the process provided by the FDA. However, there can be no assurance that we will be successful in obtaining such claims. While it is difficult to predict exactly what impact the removal of non-therapeutic claims for our products that are medically important antibacterials will ultimately have on our sales, we estimate that, had we voluntarily decided to withdraw all of our non-therapeutic claims in the United States, and did not add any new therapeutic claims, for our fiscal year ended June 30, 2013, our MFA & Other net sales would have been reduced by approximately $15 to $20 million.
Our carbadox product has been approved for use in food animals for over 40 years. In 1998, following a submission by the drug sponsor, the FDA conducted an evaluation of carbadox and found that it was safe based on the U.S. “sensitivity of the method” policy. Accordingly, the FDA continues to permit the approved use of carbadox. In June 2011, the FDA issued a letter to us requiring us to submit information relevant to the safety evaluation of carbadox. We have participated in a number of meetings with the CVM to discuss the approved conditions of use of carbadox in the United States and address the CVM’s concerns that certain residues may persist in tissues for longer than previously determined. These discussions are ongoing, and we have indicated our willingness to work with the FDA and undertake further scientific studies if necessary to support the safe use of carbadox. There can be no assurance that the FDA will not seek some other course of action which could result in restriction of sales, or even a total ban on the use, of carbadox in the United States or that the results of any additional work we undertake will successfully support the continued market approval of carbadox.
In October of 2012, the FDA conducted a cGMP audit of various quality documents and records at our Teaneck, NJ headquarters. At the conclusion of the audit, the FDA issued inspectional observations (Form 483) relating to various analytical test results and practices, expiration dating and reporting requirements regarding specification non-conformance for one of our product formulations of virginiamycin (Stafac® 20). The procedures used to generate information and data in our records were consistent with our documented Standard Operating Procedures. We responded to the inspectional observations in writing in December 2012. In May 2013, the FDA sent us a letter indicating they were seeking further explanation and corrective actions regarding the issues raised in the inspectional observations. We provided responses in July and August 2013 outlining changes and providing additional information to address the FDA requests. In December 2013, the FDA replied to our response, noting some changes and proposed refinements to the revised testing procedures for our product, indicating that it would be beneficial for us to engage a third party consultant with cGMP expertise, and indicating that our updated procedures, among additional cGMP requirements, would be reviewed at the FDA’s next inspection. While we believe we have taken appropriate actions to address our cGMP program, and are working to implement the FDA’s remaining recommendations promptly, there can be no assurance that the FDA will concur. Failure to comply with cGMP standards could have a financially material impact on our business.
In July 2008 and May 2010, the FDA conducted inspections of our Guarulhos, Brazil manufacturing facility. The FDA issued inspectional observations (Form 483) after each inspection, citing observations made with respect to operational procedures and processes. We worked to address the issues cited in the inspectional observations. In April 2012, the FDA conducted a cGMP inspection of the same facility. The inspection resulted in no adverse observations being reported and no inspectional observations (Form 483) were issued. The FDA issued a finalized Establishment Inspection Report (EIR) confirming acceptable cGMP compliance in September 2013.
Following an August 2009 plant inspection at a third party supplier’s plant in Canada, the FDA issued inspectional observations (Form 483) citing observations made with respect to the operational procedures and about which they required further comment, explanation or changes. In October 2011, the FDA issued a satisfactory EIR related to the same site indicating they had no further comment or questions.
European Union
E.U. legislation requires that veterinary medicinal products must have a marketing authorization before they are placed on the market in the European Union. A veterinary medicinal product must meet certain quality, safety, efficacy and environmental criteria to receive a marketing authorization. The European Medicines Agency (and its main veterinary scientific committee, the Committee for Medicinal Products for Veterinary Use) and the national authorities in the various E.U. Member States, are responsible for administering this regime.
A separate E.U. regime applies to feed additives. It provides for a re-registration process for existing additives and this process is still ongoing. For certain types of additives the authorizations are not generic in nature (so that they can be relied upon by any operator) but are limited to the company that obtained the authorization. They are known as Brand Specific Approvals (“BSAs”). The system is similar to the U.S. system, where regulatory approval is for the formulated product or “brand.”
The European Food Safety Authority (EFSA) is responsible for the E.U. risk assessment regarding food and feed safety. In close collaboration with national authorities and in open consultation with its stakeholders, EFSA provides independent scientific advice and communication on existing and emerging risks. EFSA may issue advice regarding the process of adopting or revising European legislation on food or feed safety, deciding whether to approve regulated substances such as pesticides and food additives, or, developing new regulatory frameworks and policies for instance in the field of nutrition. EFSA aims to provide appropriate, consistent, accurate and timely communications on food safety issues to all stakeholders and the public at large, based on the Authority’s risk assessments and scientific expertise. One of the key topics for the moment is containment of antimicrobial resistance.
A number of manufacturers, including us, submitted dossiers in order to re-register various anticoccidials for the purpose of obtaining regulatory approval from the European Commission. Official marketing authorization (BSA) for our nicarbazin product was published in October 2010. We sell nicarbazin under our own BSA and as an active ingredient for another marketer’s product which has obtained a BSA and is sold in the European Union.
Brazil
The Ministry of Agriculture, Livestock Production and Supply (“MAPA”), is the regulatory body in Brazil that is responsible for the regulation and control of pharmaceuticals, biologicals and medicinal feed additives for animal use. MAPA’s regulatory activities are conducted through the Secretary of Agricultural Defense and its Livestock Products Inspection Department. These activities include the inspection and licensing of both manufacturing and commercial establishments for veterinary products, as well as the submission, review and approval of pharmaceuticals, biologicals and medicinal feed additives.

Rest of world
We are also subject to regulatory requirements governing investigation, clinical trials and marketing approval for animal drugs in many other countries in which our products are sold. The regulatory approval process includes similar risks to those associated with FDA and European Commission approval set forth above.
Global policy and guidance
Country-specific regulatory laws have provisions that include requirements for certain labeling, safety, efficacy and manufacturers’ quality procedures (to assure the consistency of the products), as well as company records and reports. With the exception of the European Union, Australia, Canada, Japan and New Zealand, most other countries’ regulatory agencies will generally refer to the FDA, USDA, European Union and other international animal health entities, including the World Organization for Animal Health, Codex Alimentarius Commission, the recognized international standard-setting body for food (“Codex”), in establishing standards and regulations for veterinary pharmaceuticals and vaccines.
The Joint FAO/WHO Expert Committee on Food Additives is an international expert scientific committee that is administered jointly by the FAO and the World Health Organization. It provides risk assessments and safety evaluations of residues of veterinary drugs in animal products as well as exposure and residue definition and maximum residue limit proposals for veterinary drugs.
In August 2013, a working group of the Codex Committee on Residues of Veterinary Drugs in Food (“CCRVDF”) recommended that Codex adopt risk management advice language for a number of compounds including carbadox. The recommendation states that “authorities should prevent residues of carbadox in food. This can be accomplished by not using carbadox in food producing animals.” The proposed recommended language is to provide advice only and is not binding on individual national authorities, and virtually all national authorities already have long-established regulatory standards for carbadox, including prohibiting the use of carbadox in swine production within their territory, prohibiting the importation of pork from swine that are fed carbadox, or permitting the importation of pork from swine that are fed carbadox provided there is no detection of carbadox residues in the meat. If adopted at the next Codex meeting in July 2014, the proposed recommended language may be considered by national authorities in making future risk management determinations. To the extent additional national authorities elect to follow the proposed risk management advice and prohibit the use of carbadox in food-producing animals and/or the importation of pork from swine that are fed carbadox, such decisions could have an adverse effect on our sales of carbadox in those countries or in countries that produce meat for export to those countries.
Advertising and promotion review.
Promotion of ethical animal health products is controlled by regulations in many countries. These rules generally restrict advertising and promotion to those approved claims and uses that have been reviewed and endorsed by the applicable agency. We conduct a review of promotion material for compliance with the local and regional requirements in the markets where we sell animal health products.
Food Safety Inspection Service/generally recognized as safe.
The FDA is authorized to determine the safety of substances (including “generally recognized as safe” substances, and food and feed additives), as well as prescribing safe conditions of use. The FDA, which has the responsibility for determining the safety of substances, together with the Food Safety and Inspection Service (“FSIS”), the food safety branch within the USDA, maintain the authority in the United States to determine that new substances and new uses of previously approved substances are suitable for use in meat and poultry products.
In 2008, the FDA announced that the agency required formal review of all additives used in the production of ethanol, including our Lactrol® product (formulated virginiamycin), where the co-products may be used for animal feed. Virginiamycin has been certified by an independent expert panel convened by us as “generally recognized as safe” (“GRAS”) as a processing aid in ethanol production and as related to the use of the resulting distiller’s co-products for animal feed. We believe that this determination satisfies the FDA requirement. However, there can be no assurance we will be successful in maintaining market access for our Lactrol® product or other ethanol production additives that we sell.
Global Policy and Guidance
Joint FAO/WHO Expert Committee on Food Additives. The Joint FAO/WHO Expert Committee on Food Additives is an international expert scientific committee that is administered jointly by the FAO and the World Health Organization (“WHO”). They provide a risk assessment/safety evaluation of residues of veterinary drugs in animal products, exposure and residue definition and maximum residue limit proposals for veterinary drugs. We work with them to establish acceptable safe levels of residual product in food-producing animals after treatment. This in turn enables the calculation of appropriate withdrawal times for our products prior to an animal entering the food chain.
Advertising and Promotion Review. Promotion of ethical animal health products is controlled by regulations in many countries. These rules generally restrict advertising and promotion to those claims and uses that have been reviewed and endorsed by the applicable agency. We conduct a review of promotion material for compliance with the local and regional requirements in the markets where we sell animal health products.
Food Safety Inspection Service/Generally Recognized as Safe. The FDA is authorized to determine the safety of substances (including “generally recognized as safe” substances, food additives and color additives), as well as prescribing safe conditions of use. However, although the FDA has the responsibility for determining the safety of substances, the Food Safety and Inspection Service, the public health agency in the USDA, still retains, under the tenets of the Federal Meat Inspection Act and the Poultry Products Inspection Act and their implementing regulations, the authority to determine that new substances and new uses of previously approved substances are suitable for use in meat and poultry products.
Competition
We are engaged in highly competitive industries and, with respect to all of our major products, face competition from a substantial number of global and regional competitors. Some competitors have greater financial, R&D, production and other resources than we have. Our competitive position is based principally on our product registrations, customer service and support, breadth of product line, product quality, manufacturing technology, facility location, and product prices. We face competition in every market in which we participate. Some of our principal competitors include Archer-Daniels-Midland Company, Bayer AG, Ceva, Inc., Boehringer Ingelheim International GMBH, Eli Lilly and Company (Elanco Animal Health), Huvepharma Inc., Lallemand Inc., Merck & Co., Inc. (Merck Animal Health), Novartis AG, Pennfield Corporation, Sanofi (Merial), Southeastern Minerals, Inc., Virbac and Zoetis Inc. Many of our products face competition from products that may be used as an alternative or substitute.
There continues to be consolidation in the animal health and nutrition market, which could strengthen our competitors. Our competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. There can be no assurance that we will have sufficient resources to maintain our current competitive position.
Employees
As of February 15, 2014, we had 1,129 employees. Certain employees are covered by individual employment agreements. Employees at our Guarulhos, Brazil facility are covered by a multi-employer regional industry-specific union. Our Israeli operations operate under the terms of Israel’s national collective bargaining agreement. Certain of our Israeli employees are covered by collective bargaining agreements. We believe our relations with union and non-union employees are good.

Properties
The following table lists our material properties for our three business segments:

Business Segment(s)	Location	Owned/Leased	Purpose(s)
Animal Health	Beit Shemesh, Israel	Land lease	Manufacturing and Research
Animal Health	Braganca Paulista, Brazil	Owned	Manufacturing and Administrative
Animal Health	Corvallis, Oregon	Owned	Research
Animal Health	Guarulhos, Brazil	Owned	Manufacturing, Sales, Premixing, Research and Administrative
Animal Health	Hannibal, Missouri	Land lease	Manufacturing
Animal Health	Manhattan, Kansas	Leased	Research
Animal Health	Naot Hovav, Israel	Land lease	Manufacturing and Research
Mineral Nutrition	Omaha, Nebraska	Owned	Manufacturing and Premixing
Animal Health	Petach Tikva, Israel	Owned	Manufacturing and Premixing
Animal Health and Mineral Nutrition	Quincy, Illinois	Owned	Manufacturing, Sales, Premixing, Research and Administrative
Performance Products	Santa Fe Springs, California	Owned	Manufacturing
Animal Health	St. Paul, Minnesota	Leased	Research
Corporate	Teaneck, New Jersey	Leased	Corporate and Administrative

Manufacturing
The Animal Health business segment manufactures many products internally and supplements that production with contract manufacturing organizations (“CMO”) as necessary.
We manufacture active pharmaceutical ingredients for certain of our antibacterial and anticoccidial related products at our facilities in Guarulhos, Brazil (virginiamycin and semduramicin) and Braganca Paulista, Brazil (nicarbazin). We manufacture active pharmaceutical ingredients (nicarbazin and amprolium) at our facility in Noat Hovav (formerly Ramat Hovav), Israel. We produce vaccines at our facility in Beit Shemesh, Israel. We produce pharmaceuticals, disinfectants and other animal health products at our facility in Petach Tikva, Israel. We produce certain of our major nutritional specialty products at our facility in Quincy, Illinois.
We supplement internal manufacturing and production capabilities with contract manufacturing organizations. We purchase active pharmaceutical ingredients for other medicated products from contract manufacturing organizations in China, India and other locations. We then formulate the final dosage form in our facilities and in contract facilities located in the United States, Brazil, Canada, Mexico, Australia, China and Israel.
Additionally, we are joint investors in a fermentation facility in Hannibal, Missouri.
We believe that our existing sites, as supplemented by CMOs, are adequate for our current requirements and for our operations in the foreseeable future.
Research and Development
Most of our manufacturing facilities have chemists and technicians on staff involved in product development, quality assurance, quality control and providing technical services to customers. Research, development and technical service efforts are conducted by our veterinarians (DVMs) and nutritionists at various facilities.

We operate Animal Health R&D in: (i) our facility in Guarulhos, Brazil; (ii) our facilities in Beit Shemesh, Israel and Noat Hovav (formerly Ramat Hovav), Israel; (iii) our facilities in Quincy, Illinois and in Corvallis, Oregon; and (iv) our facility in Minneapolis, Minnesota.
We operate Performance Products R&D in our facility in Santa Fe Springs, California.
These facilities provide R&D services relating to: fermentation development and micro-biological strain improvement; vaccine development; chemical synthesis and formulation development; nutritional specialty product development; and ethanol-related products.
For fiscal years 2013, 2012 and 2011, our R&D expenses were $6.6 million, $7.2 million and $6.8 million, respectively.
Sales and Administrative
We maintain sales offices throughout the world in countries including the United States, Canada, Mexico, Brazil, Argentina, Chile, the United Kingdom, Belgium, Turkey, Israel, South Africa, China, Malaysia and Australia. Our principal headquarters is in leased space in Teaneck, New Jersey.
Environmental, Health and Safety
Our operations and properties are subject to Environmental Laws and regulations. We have incurred, and will continue to incur, expenses to attain and maintain compliance with Environmental Laws. While we believe that our operations are currently in material compliance with Environmental Laws, we have, from time to time, received notices of violation from governmental authorities, and have been involved in civil or criminal action for such violations, including for odor releases or wastewater discharges in Guarulhos, Brazil and Naot Hovav (formerly Ramat Hovav), Israel. In May 2013, the parties involved in the wastewater discharge violation at the Naot Hovav facility in Israel reached a final settlement resolving all outstanding charges with no significant effect on the Company or any of its employees. Additionally, at various sites, our subsidiaries are engaged in continuing investigation, remediation and/or monitoring to address contamination associated with historical operations. We maintain budgets and accounting reserves for costs and liabilities associated with Environmental Laws, which we currently believe are adequate. In many instances, it is difficult to predict the ultimate costs under Environmental Laws and the time period during which such costs are likely to be incurred.
Governmental authorities have the power to enforce compliance with their regulations. Violators of Environmental Laws may be subject to civil, criminal and administrative penalties, injunctions or both. Failure to comply with Environmental Laws may result in the temporary or permanent suspension of operations and/or permits, limitations on production, or increased operating costs. In addition, private plaintiffs may initiate lawsuits for personal injury, property damage, diminution in property value or other relief as a result of our operations. Environmental Laws, and the interpretation or enforcement thereof, are subject to change and may become more stringent in the future, potentially resulting in substantial future costs or capital or operating expenses. We devote considerable resources to complying with Environmental Laws and managing environmental liabilities. We have developed programs to identify requirements under and maintain compliance with Environmental Laws; however, we cannot predict with certainty the impact of increased and more stringent regulation on our operations, future capital expenditure requirements, or the cost of compliance. Based upon our experience to date, we believe that the future cost of compliance with existing Environmental Laws, and liabilities for known environmental claims pursuant to such Environmental Laws, will not have a material adverse effect on our financial position, results of operations, cash flows or liquidity.
Environmental Health and Safety Regulations.
The following summarizes the principal Environmental Laws affecting our business.
Waste Management. Our operations are subject to statutes and regulations addressing the contamination by, and management of, hazardous substances and solid and hazardous wastes. In the U.S., the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, (“CERCLA”), also known as the “Superfund” law, and comparable state laws, generally impose joint, strict and several liability for costs of investigation and remediation and related liabilities, on defined classes of “potentially responsible parties” (“PRPs”). PRPs can be required to bear all of such costs regardless of fault, the legality of the original disposal or ownership of the disposal site. We have been, and may become, subject to liability under CERCLA for cleanup costs or investigation or clean up obligations or related third-party claims in connection with releases of hazardous substances at or from our current or former sites or offsite waste disposal facilities used by us, including those caused by predecessors or relating to divested properties or operations.
We must also comply with the Federal Resource Conservation and Recovery Act, as amended, (“RCRA”) and comparable state laws regulating the treatment, storage, disposal, remediation and transportation of solid and hazardous wastes. These laws impose management requirements on generators and transporters of such wastes and on the owners and operators of treatment, storage and disposal facilities. As current or historic recyclers of chemical waste, certain of our subsidiaries have been, and are likely to be, the focus of extensive compliance reviews by environmental regulatory authorities under RCRA. Our subsidiary Phibro-Tech currently has a RCRA operating permit for its Santa Fe Springs, California facility, for which a renewal application is under review. Phibro-Tech submitted an application for renewal of its permit for the Santa Fe Springs facility in 2006. The State of California is expected to issue a draft permit in 2014 for public review and comment. In addition, because we or our subsidiaries have closed several facilities which had been the subject of RCRA permits, we or our subsidiaries have been and will be required to investigate and remediate certain environmental contamination conditions at these shutdown plant sites within the requirements of RCRA corrective action programs.
Federal Water Pollution Control Act, as amended (the “Clean Water Act”). We must comply with regulations related to the discharge of pollutants to the waters of the United States without governmental authorization, including those pursuant to the Clean Water Act.
Chemical Product Registration Requirements. We must comply with regulations related to the testing, manufacturing, labeling, registration and safety analysis of our products in order to distribute many of our products, including, for example, in the U.S., the federal Toxic Substances Control Act and Federal Insecticide, Fungicide and Rodenticide Act, and in the European Union, the Regulation on Registration, Evaluation, Authorization and Restriction of Chemical Substances (“REACH”).
Air Emissions. Our operations are subject to the U.S. Clean Air Act (the “CAA”) and comparable U.S. state and foreign statutes and regulations, which regulate emissions of various air pollutants and contaminants. Certain of the CAA’s regulatory programs are the subject of ongoing review and/or are subject to ongoing litigation, such as the rules establishing new Maximum Achievable Control Technology for industrial boilers; significant expenditures may be required to meet current and emerging air quality standards. Regulatory agencies can also impose administrative, civil and criminal penalties for non-compliance with air permits or other air quality regulations. States may choose to set more stringent air emissions rules than those in the CAA. State, national and international authorities have also issued requirements focusing on greenhouse gas (“GHG”) reductions. In the U.S., the Environmental Protection Agency (“EPA”) has promulgated federal GHG regulations under the CAA affecting certain sources. In addition, a number of state, local and regional GHG initiatives are also being developed or are already in place. In Israel and Brazil, implementation of the Kyoto Protocol requirements regarding GHG emission reductions consists of energy efficiency regulations, carbon dioxide emissions allowances trading and renewable energy requirements.
Capital Expenditures.
We have incurred and expect to continue to incur costs to maintain compliance with environmental, health and safety laws and regulations. We estimate that our capital expenditures relating to environmental, health and safety regulations will be $4.7 million, $3.6 million and $2.4 million in 2014, 2015 and 2016, respectively; however, these estimates are subject to change given the uncertainty of future Environmental Laws and the interpretation and enforcement thereof, as further described in this prospectus. Our environmental capital expenditure plans cover, among other things, the currently expected costs associated with known permit requirements relating to facility improvements.
Contamination and Hazardous Substance Risks.
Investigation, Remediation and Monitoring Activities. Certain of PAHC’s subsidiaries that are currently or were historically engaged in recycling and other activities involving hazardous materials have been required to perform site investigations at their active, closed and former facilities and neighboring properties. Contamination of soil, groundwater and other environmental media has been identified or is suspected at several of these locations, including Santa Fe Springs, California; Powder Springs, Georgia; Union, Illinois; Sewaren, New Jersey; Sumter, South Carolina; and Joliet, Illinois, and regulatory authorities have required, and will continue to require, further investigation, corrective action and monitoring over future years. These subsidiaries also have been, and in the future may be, required to undertake additional capital improvements as part of these actions. In addition, RCRA and other applicable statutes and regulations require these subsidiaries to develop closure and post-closure plans for their facilities and in the event of a facility closure, obtain a permit which sets forth a closure plan for investigation, remediation and monitoring and requires post-closure monitoring and maintenance for up to 30 years. We believe we are in material compliance with these requirements and maintain adequate reserves to complete remediation and monitoring obligations at these locations.
In connection with past acquisitions and divestitures, we have undertaken certain indemnification obligations that require us, or may in the future require us, to conduct or finance environmental cleanups at sites we no longer own or operate. Under the terms of the sale of the former facility in Joliet, Illinois, Phibro-Tech remains responsible for any required investigation and remediation of the site attributable to conditions at the site at the time of the February 2011 sale date and we believe we have sufficient reserves to cover the cost of the remediation.
PRP at Omega Chemical Superfund Site. The EPA is investigating and planning for the remediation of offsite contaminated groundwater that has migrated from the Omega Chemical Corporation Superfund Site (“Omega Chemical Site”), which is upgradient of Phibro-Tech’s Santa Fe Springs, California facility. The EPA has named Phibro-Tech and certain other subsidiaries of PAHC as potentially responsible parties (“PRPs”) due to groundwater contamination from Phibro-Tech’s Santa Fe Springs facility that has allegedly commingled with contaminated groundwater from the Omega Chemical Site. In September 2012, the EPA notified approximately 140 PRPs, including Phibro-Tech and the other subsidiaries, that they have been identified as potentially responsible for remedial action for the groundwater plume affected by the Omega Chemical Site and for EPA oversight and response costs. Phibro-Tech contends that groundwater contamination at its site is due to historical operations that pre-date Phibro-Tech and/or contaminated groundwater that has migrated from upgradient properties. In addition, a successor to a prior owner of the Phibro-Tech site has asserted that PAHC and Phibro-Tech are obligated to provide indemnification for its potential liability and defense costs relating to the groundwater plume affected by the Omega Chemical Site. Phibro-Tech has vigorously contested this position and has asserted that the successor to the prior owner is required to indemnify Phibro-Tech for its potential liability and defense costs. Furthermore, a nearby property owner has filed a complaint in the Superior Court of the State of California against many of the PRPs associated with the groundwater plume affected by the Omega Chemical Site for alleged contamination of groundwater underneath its property. Due to the ongoing nature of the EPA’s investigation and Phibro-Tech’s dispute with the prior owner’s successor, at this time we cannot predict with any degree of certainty what, if any, liability Phibro-Tech or the other subsidiaries may ultimately have for investigation, remediation and the EPA oversight and response costs associated with the affected groundwater plume.
Potential Claims. In addition to cleanup obligations, we could also be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage, which liability may not be covered by insurance.
Environmental Accruals and Financial Assurance. We have established environmental accruals to cover known remediation and monitoring costs at certain of our current and former facilities. Our accruals for environmental liabilities are recorded by calculating our best estimate of probable and reasonably estimable future costs using current information that is available at the time of the accrual. Our accruals for environmental liabilities totaled $7.6 million, $8.3 million and $7.2 million as of December 31, 2013, June 30, 2013 and June 30, 2012, respectively.
In certain instances, regulatory authorities have required us to provide financial assurance for estimated costs of remediation, corrective action, monitoring and closure and post-closure plans. Our subsidiaries have, in most instances, chosen to provide the required financial assurance by means of letters of credit issued pursuant to our Domestic Senior Credit Facility. As of December 31, 2013, the total outstanding balance of letters of credit providing such financial assurance was $12.3 million. In addition, we will also be required during 2014 to provide 50% of the financial assurance required under an Administrative Order on Consent that we, together with certain other parties, signed with the EPA in September 2013 for meeting the investigative, remedial and ongoing post-remedial requirements associated with a property in Sewaren, New Jersey; at this time we are unable to quantify the amount of financial assurance that will be required but do not expect the amount to be material to our financial position, results of operations, cash flows or liquidity.
Workplace Health and Safety.
We are committed to manufacturing safe products and achieving a safe workplace. Our Environmental Health and Safety (“EHS”) Global Director, along with regional and site-based EHS professionals, manage environmental, health and safety matters throughout the Company. The site managers are responsible for implementing the established EHS controls. To protect employees, we have established health and safety policies, programs and processes at all our manufacturing sites. An external EHS audit is performed at each of our sites as needed based on the conditions at the respective sites.
Legal Proceedings
We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of United States and foreign competition law, labor laws, consumer protection laws, and Environmental Laws and regulations, as well as claims or litigation relating to product liability, intellectual property, securities, breach of contract and tort. We operate in multiple jurisdictions and, as a result, a claim in one jurisdiction may lead to claims or regulatory penalties in other jurisdictions.
Certain customers have claimed damages to their poultry resulting from the use of one of our animal health products. We believe we are entitled to coverage for the claimed damages under our insurance policies, above any applicable self-insured retention or deductible. Our insurance carrier thus far has refused to cover the damages claimed and has denied coverage. We have taken actions to enforce our rights under the policies and believe we are likely to prevail. We have accrued a $5.6 million liability for the claims presented by our customers and have recorded a $5.4 million asset for recovery under these insurance policies. Our judgment that we will be successful in obtaining coverage under our insurance policies for the customers’ claims is based on the policy language and relevant case law precedents.
We are currently a defendant in a mass tort lawsuit commenced in 2007 by a class of approximately 100 citizens who live in the area of the Ramat Hovav Industrial Local Council in Israel, against the Industrial Council and the State of Israel, and including as additional defendants 18 manufacturers in the Industrial Council including our Koffolk subsidiary, based on alleged injury (including lung diseases, symptoms of cancer and miscarriages, from the Industrial Council’s plants and the sewage treatment facilities run by the Industrial Council). In January 2013, the Be’er Sheva District Court rejected the plaintiffs’ claims. The plaintiffs have appealed the judgment and a hearing is scheduled for March 2014. The plaintiffs initially requested damages against all defendants totaling NIS 184 million (or approximately US $53 million based on currency conversion rates as of December 30, 2013) when the lawsuit was commenced in 2007.
We, C.P. Chemicals, Inc. (“CP”), our subsidiary, and other defendants have reached a phased settlement with Chevron U.S.A. Inc. (“Chevron”), and a Settlement Agreement and Consent Order (the “Consent Order”) has been filed and entered by the United States District Court for the District of New Jersey (the “Court”), resolving a 1997 complaint filed by Chevron. The complaint alleged that the operations of CP at its Sewaren, New Jersey plant affected adjoining property owned by Chevron and we were also responsible to Chevron. Pursuant to the Consent Order, CP, the Company and co-defendant Legacy Vulcan Corp. (“Vulcan”), through an entity known as North Field Extension, LLC (“NFE”), have acquired a portion of the Chevron property, and NFE will proceed with any required investigation and remediation of the acquired property and has also assumed responsibility for certain types of environmental conditions (if they exist) on the portion of the property retained by Chevron. We (together with CP) and Vulcan will each be responsible for 50% of the investigation and remediation costs, which are to be paid by us directly or through NFE. Another defendant has also made a contribution toward the remediation costs to be incurred by NFE in the amount of $0.2 million. Chevron retained responsibility for further investigation and remediation of certain identified environmental conditions on the portion of the property retained by it, as well as in one area of the property acquired by NFE. We believe that insurance recoveries will be available to offset some of those costs.
We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity or capital resources. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may materially adversely affect our reputation, even if resolved in our favor.

MANAGEMENT
Set forth below is the name, age (as of February 28, 2014), position upon completion of this offering and a description of the business experience of each of our executive officers and directors:

Name	Age	Position
Jack C. Bendheim	67	Chairman of the Board of Directors, President and Chief Executive Officer
Gerald K. Carlson	70	Director and Chief Operating Officer
Richard G. Johnson	64	Chief Financial Officer
Daniel M. Bendheim	42	Director and Executive Vice President, Corporate Strategy
Thomas G. Dagger	55	Senior Vice President, General Counsel and Corporate Secretary
Larry L. Miller	50	President, Animal Health
David C. Storbeck	59	Vice President Finance and Treasurer
Dean J. Warras	45	President, Prince Agri Products
Daniel A. Welch	64	Senior Vice President, Human Resources
E. Thomas Corcoran	66	Director
Sam Gejdenson	65	Director
Ken Hanau	48	Director
Mary Lou Malanoski	57	Director
Carol A. Wrenn	53	Director

Background of Executive Officers and Directors
Set forth below is information about each of our executive officers and directors, their roles in the Company and their backgrounds:
Jack C. Bendheim, Chairman of the Board of Directors, President and Chief Executive Officer. Mr. Bendheim served as our President and Chief Operating Officer since 1988 and he was appointed Chief Executive Officer in March 2014. He has been a Director since 1984. Mr. Bendheim also serves as a member of the Compensation Committee. Mr. Bendheim joined us in 1969 and served as Executive Vice President and Treasurer from 1983 to 1988 and as Vice President and Treasurer from 1975 to 1983. Mr. Bendheim is also a director of Empire Resources, Inc., a metals trading company in Fort Lee, New Jersey, where he also serves as a member of the compensation and audit committees. Mr. Bendheim is also the current Chairman of the Animal Health Institute, an industry organization advocating for animal health issues, including efficient and effective FDA, USDA and EPA regulatory and approval processes. Mr. Bendheim is qualified to serve on our Board of Directors due to his almost 45 years of experience in the animal health industry and with our Company in particular and his control over a majority of the voting rights in our common stock.
Gerald K. Carlson, Director and Chief Operating Officer. Mr. Carlson joined us as Chief Executive Officer in May 2002, and was appointed Chief Operating Officer in March 2014. He has been a Director since 2008. Prior to joining us, Mr. Carlson served as the Commissioner of Trade and Development for the State of Minnesota from 1999 to 2001. Mr. Carlson served as Senior Vice President—Corporate Planning and Development prior to his retirement in 1998 from Ecolab Inc., a global provider of cleaning and sanitation products, systems and services. During his thirty-two year career at Ecolab, Mr. Carlson also served as Senior Vice President of International as well as Senior Vice President and General Manager—Institutional North America. Mr. Carlson is qualified to serve on our Board of Directors due to his broad experience and track record in leading and building businesses, and his strong background in corporate strategy and business development.
Richard G. Johnson, Chief Financial Officer. Mr. Johnson joined us in September 2002 and has served as Chief Financial Officer since then. Prior to joining us, Mr. Johnson served as Director of Financial Management for Laserdyne Prima, Inc., a manufacturer of laser cutting and welding systems, from 2001 to 2002 and as Vice President—Planning and Control, Latin America for Ecolab, Inc., a global provider of cleaning and sanitation products, systems and services, from 1992 to 1999. Mr. Johnson served in various senior financial positions at Ecolab over a fifteen year period.
Daniel M. Bendheim, Director and Executive Vice President, Corporate Strategy. Mr. Bendheim joined us in the Fall of 1997. In 2001 he was appointed Vice President of Business Development, was appointed President, Performance Products in 2004, and he was appointed Executive Vice President, Corporate Strategy in March 2014. Prior to joining us, Mr. Bendheim worked as an analyst at South Coast Capital, a boutique investment bank. He obtained a B.A. degree in political science with honors from Yeshiva University in 1993 and a J.D. degree with honors from Harvard Law School in 1996. Mr. Bendheim is a son of Jack C. Bendheim and a manager of certain economic rights pertaining to common shares of BFI. Mr. Bendheim is qualified to serve on our Board of Directors due to his extensive management experience in all facets of the animal health and nutrition and performance products businesses during his tenure with the Company and his management role within BFI.
Thomas G. Dagger, Senior Vice President, General Counsel and Corporate Secretary. Mr. Dagger joined us in his current role in November 2006. Prior to joining us, Mr. Dagger served as in-house legal counsel for AT&T Corp., a major communications company, from 1992 to 2006, where most recently he was Law Vice President and Vice President and General Counsel for AT&T’s Teleport Communications Group Inc. subsidiary. In this role, he was responsible for legal support for all of AT&T’s U.S. network operations, R&D (AT&T Labs), worldwide customer care and business local services. Earlier in his career, Mr. Dagger was an associate at the law firm of Cleary, Gottlieb, Steen & Hamilton. Mr. Dagger obtained his A.B. degree summa cum laude from Duke University, and his J.D. degree with honors from the University of Chicago Law School, where he served as Editor-in-Chief of the University of Chicago Law Review.
Larry L. Miller, President, Animal Health. Mr. Miller joined us in his current role in May 2008. Prior to joining us, Mr. Miller was, from 2004 to 2008, Vice President of the Global Ruminant Business with Intervet/Schering-Plough Animal Health, which at that time was the largest animal health ruminant business in the world. From 1998 to 2004, Mr. Miller was General Manager for Schering-Plough’s Australia and New Zealand Animal Health businesses, which included a diversified portfolio of animal health and nutrition products for beef and dairy cattle, sheep, swine, poultry and companion animals. Mr. Miller held numerous roles in sales and marketing management during his 17 years with Schering-Plough, and prior to that with American Cyanamid Animal Health and Nutrition. He holds a B.S. degree in Animal Science from the University of Nebraska and an Executive MBA degree from the City University of New York.
David C. Storbeck, Vice President Finance and Treasurer. Mr. Storbeck joined us in January 2001 and has served in his current role since September 2002. From 1995 to 2000 he was Vice President Finance of Matheson Gas Products, Inc., a specialty gas and equipment company serving the U.S. semiconductor industry. For the 15 years prior to that, he held various positions in the Controller’s Department of Witco Chemical Corporation, a Fortune 500 global specialty chemical company.
Dean J. Warras, President, Prince Agri Products. Mr. Warras joined us in August 2005 as Vice President, Sales, for Prince Agri Products. He was promoted to his current position of President, Prince Agri Products in June 2006. Prior to joining us, Mr. Warras spent his entire career with Cargill, an international producer and marketer of food, agricultural, financial and industrial products and services, in the animal nutrition business. From 2001 to 2005, he was District General Manager for the Upper Midwest USA business, headquartered in Sioux City, Iowa, and from 1998 to 2001, he was Country and District General Manager for Hungary. From 1991-1998, he served in a number of roles throughout the United States and Latin America, including Plant Manager, Administrative Manager and Manager of the Global Product Services Department. He holds a B.A. degree in Finance and Marketing from the University of St. Thomas in St. Paul, Minnesota.
Daniel A. Welch, Senior Vice President, Human Resources. Mr. Welch joined us in his current role in August 2004. From 2001 until 2004, he was Director and Global Human Resource Generalist at Pfizer Inc., a leading global pharmaceutical company, overseeing HR support for over 3,000 employees in the Regulatory Affairs, Clinical Safety, Document Management and Global Project Management groups within Pfizer’s R&D organization at three domestic and 4 international sites. From 1998 to 2001, Mr. Welch was the President of Value Growth Dynamics, LLC, a consulting firm focused on strategic change.

E. Thomas Corcoran, Director. Mr. Corcoran has been a Director since May 2008. Mr. Corcoran also serves as Chairman of the Audit Committee. Mr. Corcoran joined Fort Dodge Animal Health, a division of Wyeth, Inc. in 1985. Wyeth was a researched based corporation with businesses focused on human health through its ethical and over the counter divisions and the animal health division. Mr. Corcoran served on the Management, the Operations, the Legal, and the Human Resources and Benefits committees of the corporation until his retirement in March 2008. Mr. Corcoran also served as the Chairman of the Animal Health Institute, the trade association for the animal health industry. Mr. Corcoran serves on the Board of Directors of Putney, Inc. and the Board of Trustees of the University of South Alabama. Mr. Corcoran is also the recipient of the Animal Pharm Lifetime Achievement Award, the Banfield Industry Leadership Award, the Lifetime Achievement Award from the American Veterinary Distributors Association and the Industry Leadership Award from the Kansas City Animal Health Corridor. Mr. Corcoran is the recipient of the Distinguished Alumni Award from the University of South Alabama. Mr. Corcoran is qualified to serve on our Board of Directors due to his extensive experience and executive leadership in the animal health industry.
Sam Gejdenson, Director. Mr. Gejdenson has been a Director since January 2004. Mr. Gejdenson also serves as a member of the Audit Committee and as Chairman of Compensation Committee. Since 2001, Mr. Gejdenson has been involved in international trade through his own company, Sam Gejdenson International, through which he has worked with various multi-national clients on projects in Europe, Asia and Africa. Mr. Gejdenson also presently serves on the Board of the National Democratic Institute and as a Commissioner on the U.S. Commission for International Religious Freedom. From 1981 to 2001, Congressman Sam Gejdenson served eastern Connecticut in the U.S. House of Representatives where Mr. Gejdenson was the senior Democrat on the House International Relations Committee. In 1974, he was elected to the Connecticut House of Representatives, serving two terms. He received an A.S. degree from Mitchell College in New London, Connecticut in 1968 and a B.A. from the University of Connecticut in Storrs, Connecticut in 1970. Mr. Gejdenson is qualified to serve on our Board of Directors due to his understanding of our business from his service on our Board for the past nine years and his extensive knowledge of global business and governments around the world.
Ken Hanau, Director. Mr. Hanau has been a Director since July 2012. Mr. Hanau was appointed by the stockholders of PAHC as Mayflower’s designee on our Board of Directors and Compensation Committee. Since July 2006, Mr. Hanau has been Managing Partner of 3i North America, the regional business of 3i Group plc in North America. 3i Group plc is the ultimate parent company of both 3i Corporation and 3i Investments plc, where 3i Corporation acts as investment advisor to 3i Investments plc in its capacity as manager of Mayflower. Prior to joining 3i, Mr. Hanau held senior positions with Weiss, Peck & Greer and Halyard Capital, leading investments in the industrial and business services sectors. Previously, Mr. Hanau worked in investment banking at Morgan Stanley and at K&H Corrugated Case Corporation, a family-owned packaging business. Mr. Hanau is a former CPA and started his career with Coopers & Lybrand. He received his B.A. with honors from Amherst College and his MBA from Harvard Business School. Mr. Hanau is qualified to serve on our Board of Directors due to his extensive international business and management experience as an investor, advisor and board director.
Mary Lou Malanoski, Director. Ms. Malanoski has been a Director since May 2004. Ms. Malanoski currently serves as Vice Chair and Chief Operating Officer at Morgan Joseph TriArtisan Group, Inc., an investment bank focused on the mid-market, which she joined in July 2001 as a Managing Director and Chief Financial Officer. Ms. Malanoski became Co-Head of Investment Banking in 2008, and served as Head of Investment Banking from March 2009 through March 2012, prior to becoming Chief Operating Officer. Ms. Malanoski has also served on the Board of Directors of Morgan Joseph TriArtisan Group, Inc. since the Spring of 2008. From 1994 until 2001, Ms. Malanoski served as Managing Director and Chief Financial Officer of New Street Advisors LP, a private equity firm that she co-founded. Prior to 1994, Ms. Malanoski was a Managing Director at New Street Capital, the successor to the reorganized Drexel Burnham Lambert, where she began her career in the Corporate Finance Department. In addition to her understanding of our business from her service on our Board of Directors for the past nine years, Ms. Malanoski brings to our Board substantial management, finance and investment banking experience.
Carol A. Wrenn, Director. Ms. Wrenn has been a Director since July 2010. Ms. Wrenn also serves as a member of the Audit Committee. She has been the President and founder of Sky River Helicopters, LLC, a company which provides helicopter charters, tours, commercial services and lessons, since

January 2010. She previously served as an Executive Vice President and the President of the Animal Health Division at Alpharma Inc., a human and animal pharmaceutical company, from November 2001 to June 2009. From April 2007 to April 2009, Ms. Wrenn also held the position of Chairman of the Animal Health Institute, an industry organization advocating for animal health issues, including efficient and effective FDA, USDA and EPA regulatory and approval processes. From January 2002 to June 2009, she was an active member of the board of directors of the International Federation of Animal Health. Prior to joining Alpharma, Ms. Wrenn held various executive positions at Honeywell International Inc. (formerly, AlliedSignal Inc.) from 1984 to 2001. She served as Business Director of Honeywell’s Refrigerants, Fluorine Products Division from 2000 to 2001 and was the Commercial Director and Managing Director of Honeywell’s European Fluorochemical operations based in Haasrode, Belgium from 1997 to 2000. Ms. Wrenn also held a number of positions in sales, marketing, business development and finance during her tenure with AlliedSignal. Beginning in January 2013, Ms. Wrenn has served as a Director of Heska Corporation. She holds a Bachelor’s Degree from Union College and an MBA from Lehigh University. Ms. Wrenn is qualified to serve on our Board of Directors due to her relevant industry experience, strategic and problem-solving skills, and strong interpersonal and negotiation skills.
Controlled Company
Upon completion of this offering, BFI will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the NASDAQ corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:
•
  that a majority of our Board of Directors consists of “independent directors,” as defined under the rules of the NASDAQ;
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  that we have, to the extent applicable, a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•
  that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•
  for an annual performance evaluation of the nominating and governance committees and compensation committee.
Since we intend to avail ourselves of the “controlled company” exception under the NASDAQ rules, we will not have a Corporate Governance and Nominating Committee and our Compensation Committee will not be composed entirely of independent directors. These exemptions do not modify the independence requirements for our Audit Committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of NASDAQ within the applicable time frame. These rules require that our Audit Committee be composed of at least three members, a majority of whom will be independent within 90 days of the date of this prospectus, and all of whom will be independent within one year of the date of this prospectus.
Board Committees
Upon completion of this offering, our Board of Directors will have two standing committees: an Audit Committee and a Compensation Committee. Each of the committees will report to the Board of Directors as they deem appropriate, and as the Board of Directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.
Audit Committee
The Audit Committee is responsible for, among other matters: (1) appointing, compensating; retaining, evaluating, terminating and overseeing our independent registered public accounting firm; (2) discussing with our independent registered public accounting firm their independence from management; (3) reviewing with our independent registered public accounting firm the scope and results of their audit; (4) approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; (5) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual consolidated financial statements that we file with the SEC; (6) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (7) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (8) reviewing and approving related person transactions.
Upon completion of this offering, our Audit Committee will consist of E. Thomas Corcoran, Sam Gejdenson and Carol Wrenn. The SEC rules and the NASDAQ rules require us to have one independent Audit Committee member upon the listing of our Class A common stock on NASDAQ, a majority of independent directors on the Audit Committee within 90 days of the date of the completion of this offering and all independent Audit Committee members within one year of the date of the completion of this offering. Our Board of Directors has affirmatively determined that Mr. Corcoran, Mr. Gejdenson and Ms. Wrenn meet the definition of “independent directors” for purposes of serving on an Audit Committee under applicable SEC and the NASDAQ rules, and we fully comply with these independence requirements. In addition, Mr. Corcoran will qualify as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.
Our Board of Directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.pahc.com upon the completion of this offering. Our website is not part of this prospectus.
Compensation Committee
The Compensation Committee will be responsible for, among other matters: (1) reviewing key employee compensation goals, policies, plans and programs; (2) reviewing and approving the compensation of our directors, chief executive officer and other executive officers; (3) reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and (4) administering our stock plans and other incentive compensation plans, if any.
Upon completion of this offering, our Compensation Committee will consist of Mr. Gejdenson, Mr. Jack Bendheim and Mr. Hanau.
Our Board of Directors will adopt a new written charter for the Compensation Committee, which will be available on our corporate website at www.pahc.com upon the completion of this offering. The information contained on our website does not constitute a part of this prospectus.
Risk Oversight
Our Board of Directors is currently responsible for overseeing our risk management process. The Board of Directors focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The Board of Directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.
Following the completion of this offering, our Board of Directors will delegate to the Audit Committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full Board of Directors as appropriate, including when a matter rises to the level of a material or enterprise level risk.
Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Code of Ethics
We have adopted a written Code of Business Conduct and Ethics (“Code of Business Conduct”) which applies to all of our directors, officers and other employees, including our principal executive officer and principal financial officer. In addition, we have adopted a written Code of Ethics for the Chief Executive Officer and Senior Financial Officers (“Code of Ethics”) which applies to our principal executive officer, principal financial officer and other designated members of our management. We will provide any person, without charge, upon request, a copy of our Code of Business Conduct or Code of Ethics. Such requests should be made in writing to the attention of our General Counsel at the following address: Phibro Animal Health Corporation, Glenpointe Centre East, 3rd Fl., 300 Frank W. Burr Boulevard, Suite 21, Teaneck, New Jersey 07666-6712.
Director Compensation
In the year ended June 30, 2013, Ken Hanau, Carol A. Wren, Sundip Murthy, E. Thomas Corcoran, Sam Gejdenson and Mary Lou Malanoski received compensation for their services on our Board of Directors. Each non-employee director receives an annual cash compensation of $30,000. The non-employee members of the Audit and Compensation Committees receive a supplemental annual cash compensation of $10,000 for each committee on which they serve. Directors have been and will continue to be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Directors are also entitled to the protection provided by their indemnification agreements and the indemnification provisions in our certificate of incorporation and bylaws, as well as the protection provided by director and office liability insurance provided by us.

EXECUTIVE COMPENSATION
The following sets forth all plan and non-plan compensation awarded to our named executive officers.
Summary Compensation Table
The following table sets forth the total compensation that was paid or accrued for the Named Executive Officers for the fiscal years ended June 30, 2013 and 2012. The Named Executive Officers are, our President, our Chief Executive Officer and our President, Animal Health. These were the three most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year.

Name and principal position(1)	Year	Salary(2)	Bonus Program	Option Awards(3)	Change in pension value and Nonqualified Deferred Compensation Earnings	All Other Compensation(4)	Total
Jack C. Bendheim Chairman of the Board; President	2013	$1,854,000	$630,900	$—	$34,141	$182,108	$2,701,149
	2012	1,800,000	622,500	—	277,528	210,272	2,910,300
Gerald K. Carlson Chief Executive Officer	2013	566,500	347,000	82,091	26,135	40,093	1,061,819
	2012	550,000	342,400	—	99,468	37,909	1,029,777
Larry L. Miller President, Animal Health	2013	425,000	260,900	62,083	16,450	18,986	783,419
	2012	400,000	285,900	140,903	36,397	18,205	881,405

(1)
  The principal position pertains to the years presented in this table. Prior to this offering, Mr. Bendheim was named Chief Executive Officer, and Mr. Carlson was named Chief Operating Officer.
(2)
  Messrs. Bendheim and Carlson also serve on the Company’s Board of Directors, but they receive no compensation for such service on the Board of Directors.
(3)
  Represents the dollar amount of stock option expense recognized for financial reporting purposes in accordance with ASC 718, rather than an amount paid to or realized by the Named Executive Officer. The value of the grants was determined by application of the Black-Sholes option-pricing model with no discount for estimated forfeitures. Key assumptions include risk free rate of return, expected life of the option, expected stock price volatility and expected dividend yield.
(4)
  The table below sets forth information regarding all other types of compensation to our Named Executive Officers for the fiscal years ended June 30, 2013 and 2012.
Narrative Disclosure to Summary Compensation Table
Employment Agreements
We entered into an employment agreement with Jack C. Bendheim on March 12, 2008, which was amended and restated on March 27, 2014, whereby Mr. Bendheim will serve as Chairman of the Board of Directors, President, and, as provided in the 2014 amendment, Chief Executive Officer of the Company. Pursuant to Mr. Bendheim’s employment agreement, for our 2014 fiscal year, he receives a base salary of $1,890,000, which is subject to periodic review by the Company, and a target bonus opportunity of $945,000 or 50% of his base salary. The range of the bonus can be from 50% to 150% of the target bonus, which equates to 25% to 75% of Mr. Bendheim’s base salary, if the minimum thresholds are met and zero payout if minimum thresholds are not met. Mr. Bendheim receives a bonus of 50% of his base salary if the targets are 100% satisfied. Mr. Bendheim’s salary and bonus are subject to adjustment with the approval of the Compensation Committee of the Board of Directors, with Mr. Bendheim abstaining. Such employment is “at will” with 180 days’ notice from the Company. Upon termination of employment or upon request, Mr. Bendheim will be entitled to the Company’s subscription rights for tickets to a New York sports team.

Pursuant to the terms of Mr. Bendheim’s employment agreement, we make payments for his family’s legal, audit, and tax services, and payments for members of his family for non-full time employment and consulting arrangements and medical and other insurance coverage up to an aggregate maximum cost of $450,000 per annum.
If Mr. Bendheim’s employment terminates due to death or disability, his estate shall be entitled to receive the Accrued Benefits (defined as earned but unpaid base salary, reimbursements of previously incurred business expenses, and any other payments, benefits, or fringe benefits provided for under applicable compensation arrangements or benefit, equity or fringe benefit plans or programs) and six months of continued base salary payments. Upon a termination due to disability, he shall also be entitled to receive continued health care coverage for one year. Upon a termination without “cause” or voluntarily by Mr. Bendheim, he shall be entitled to receive (i) the Accrued Benefits and (ii) continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) for a period of 18 months, provided that the Company will not provide such coverage to the extent that it would incur excise taxes under the nondiscrimination provisions of Patient Protection and Affordable Care Act of 2010 (“PPACA”). “Cause” is defined as Mr. Bendheim’s (i) willful or repeated failure to substantially perform his duties to the Company (other than a failure resulting from complete or partial incapacity due to physical or mental illness or impairment), (ii) material and willful violation of a federal or state law or regulation applicable to the business of the Company or that adversely affects the image of the Company, (iii) commission of a willful act that constitutes gross misconduct and is injurious to the Company, or (iv) willful breach of a material provision of the employment agreement. Mr. Bendheim will be required to sign a customary release prior to receiving any benefits in addition to the Accrued Benefits. Mr. Bendheim is also bound by customary noncompete, nonsolicitation, nondisparagement, intellectual property, and cooperation provisions, which generally apply during employment and thereafter (with the noncompete and nonsolicitation provisions applying during employment and the one-year period thereafter). Mr. Bendheim’s employment agreement also includes an arbitration clause for the settlement of all disputes arising therein.
We entered into an employment agreement with Gerald K. Carlson in May 2002, amended in March 2008, December 2009 and December 2011, whereby Mr. Carlson formerly served as our Chief Executive Officer. We further amended Mr. Carlson’s employment agreement on March 27, 2014 to provide among other things, that his title would change to Chief Operating Officer. Pursuant to Mr. Carlson’s employment agreement, for our 2014 fiscal year, he receives a base salary of $578,000, which is subject to periodic review by the Company, and a target bonus opportunity of $289,000 or 50% of his base salary.
Mr. Carlson’s employment agreement provides that upon death, his estate shall receive the Accrued Benefits (as defined in Mr. Bendheim’s employment agreement), and upon a termination for disability, he shall receive the Accrued Benefits and continuation of health and life insurance benefits for a period of one year. Upon a termination without “cause” (defined substantially the same as in Mr. Bendheim’s employment agreement) or by Mr. Carlson for any reason, he shall be entitled to receive (i) the Accrued Benefits, (ii) a lump sum payment of any earned but unpaid annual bonus from the most previous fiscal year, (iii) a pro rata portion of his annual bonus (based on actual results and payable when bonuses are generally paid), (iv) an amount equal to two-thirds his annual base salary paid over eight months, and (v) continuation of COBRA coverage for a period of 18 months, provided that the Company will not provide such coverage to the extent that it would incur excise taxes under the nondiscrimination provisions of PPACA. If Mr. Carlson’s employment is terminated without cause or by him for “good reason” in the six-month period following a “change in control” (as defined therein), he will receive, in addition to the benefits described in the preceding sentence but in lieu of continued base salary payments for eight months, a lump sum payment equal to one year’s base salary and 50% of the target bonus amount for the year in which termination occurs. “Good Reason” is defined in Mr. Carlson’s employment agreement as (i) a material adverse change in his duties, responsibilities or authority (including status, office, title, reporting relationships or working conditions, or (ii) a relocation of his principal place of employment more than 50 miles from Teaneck, New Jersey without his consent; provided, that in both cases, Mr. Carlson must notify us within 90 days of either such occurrence and we shall have 30 days to cure such occurrence. Mr. Carlson’s amended and restated employment agreement will also include a modified Section 280G cutback provision such that if any payments provided therein are determined to be “parachute payments” as defined by Section 280G of the Internal Revenue Code (the “Code”), such payments shall be reduced so that no excise tax shall be imposed by Section 4999 Code, but only if such reduction would result in a higher after-tax payment as compared to the payment amount Mr. Carlson would retain after paying all applicable taxes, including the excise tax imposed by Section 4999 of the Code. Mr. Carlson will be required to sign a customary release prior to receiving any severance in addition to the Accrued Benefits. Mr. Carlson is also bound by customary noncompete, nonsolicitation, nondisparagement, intellectual property, and cooperation provisions, which generally apply during employment and thereafter (with the noncompete and nonsolicitation provisions applying during employment and the one-year period thereafter). Mr. Carlson’s agreement also includes an arbitration clause for the settlement of all disputes arising therein.
We entered into an employment agreement with Larry L. Miller in May 2008, amended in December 2009 and December 2011, whereby Mr. Miller served as our President, Phibro Animal Health and Nutrition, and he currently serves as our President, Animal Health. Pursuant to Mr. Miller’s employment agreement, for our 2014 fiscal year, he receives a base salary of $433,500, which is subject to periodic review by the Company, and a target bonus opportunity of $216,800 or 50% of his base salary. Mr. Miller’s employment agreement provides that in the event of a termination without “cause” (defined substantially the same as in Messrs. Bendheim’s and Carlson’s employment agreements) or his resignation with “good reason” (defined substantially the same as in Mr. Carlson’s employment agreement), he would be entitled to receive a lump sum payment of 100% of his annual base salary in effect at the time of termination, plus a pro rata portion of his bonus. Mr. Miller will be required to sign a customary release prior to receiving such severance payments. Mr. Miller is bound by customary noncompete, nonsolicitation, and intellectual property provisions, which generally apply during employment and thereafter (with the noncompete and nonsolicitation provisions applying during employment and the one-year period thereafter).
Non-Equity Incentive Plan Compensation
Our non-equity incentive plan (the “Bonus Program”) is a cash-based program to reward employees for achieving critical Company goals. Goals are established at the beginning of each fiscal year and are reviewed and approved by the Compensation Committee. Target award opportunities vary by job level and can range from 20% to 50% of annual base salary. Where minimum threshold performance targets are satisfied, annual incentive payments can range from 50% to 150% of the target award opportunity, based on performance relative to goals as determined by the Compensation Committee.
For the fiscal year ended June 30, 2013, Messrs. Bendheim, Carlson, and Miller had target award opportunities of, respectively, $515,000, $282,250, and $212,500, and based on performance relative to the goals, each received payments set forth in the Summary Compensation Table above.
Option Awards
The Company’s 2008 Incentive Plan (the “Equity Incentive Plan”) enables us to provide directors, officers, employees and consultants with opportunities to purchase common shares pursuant to options that may be granted, and receive grants of restricted shares and other share-based awards granted, from time to time, by the Board of Directors or a committee approved by the Board. Stock options are designed to motivate executives to make decisions that focus on long-term stockholder value creation. The Equity Incentive Plan provides for grants of stock options, stock awards and other incentives of up to 6,630,000 shares. Common shares available for grants as of June 30, 2013 were 5,131,620. At June 30, 2013, pursuant to the Equity Incentive Plan, 1,498,380 stock options with an exercise price of $11.83 per share are outstanding, and 1,123,785 of such outstanding stock options are vested and exercisable. The balance of the outstanding options became vested and exercisable on March 1, 2014.
On April 29, 2013, Mr. Carlson was granted 309,400 options with an exercise price of $11.83 per share under the terms of the Equity Incentive Plan. 232,050 of Mr. Carlson’s options vested upon the grant date, and the remaining 77,350 became vested on March 1, 2014. On March 1, 2009, Mr. Miller was granted 552,500 options with an exercise price of $11.83 per share under the terms of the Equity Incentive Plan. 276,250 of Mr. Miller’s options vested upon the third anniversary of the grant date, and the remaining 276,250 options vested in pro rata portions on the fourth and fifth anniversaries of the grant date.

All Other Compensation
We maintain for the benefit of our United States employees a 401(k) Retirement and Savings Plan which is a defined contribution plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). Our employees are eligible for participation in the plan without any waiting period once they have attained age 21. Employees may make pre-tax contributions of up to the lesser of 60% of such employee’s compensation or the maximum amount permitted under the Code. We make a matching contribution equal to 100% of the first 1% of an employee’s contribution and make a matching contribution equal to 50% of the next 5% of an employee’s contribution. Participants are fully vested in employer contributions after two years of service. Distributions are generally payable in a lump sum after termination of employment, retirement, death, disability, plan termination, attainment of age 59.5, disposition of substantially all of our assets or upon financial hardship. The plan also provides for loans to participants. In 2013, we provided Messrs. Carlson and Miller with 401(k) matching contributions in the amount of, respectively, $9,100 and $9,188. In 2012, we provided Messrs. Carlson and Miller with 401(k) matching contributions in the amount of $8,575 each.

Name	Year	Commuting(1)	Housing Allowance(2)	401(k) Plan Company Match(3)	Other(4)	Total
Jack C. Bendheim	2013	$—	$—	$—	$182,108	$182,108
	2012	—	—	—	210,272	210,272
Gerald K. Carlson	2013	—	24,000	9,100	6,993	40,093
	2012	—	24,000	8,575	5,334	37,909
Larry L. Miller	2013	9,000	—	9,188	798	18,986
	2012	9,000	—	8,575	630	18,205

(1)
  Mr. Miller receives an annual $9,000 car allowance.
(2)
  Mr. Carlson commutes to work from his home in Minnesota and is provided with a housing allowance to maintain an apartment near our headquarters.
(3)
  Represents our 401(k) Plan. We maintain for the benefit of our United States employees a 401(k) Retirement and Savings Plan which is a defined contribution plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). Our employees are eligible for participation in the plan without any waiting period once they have attained age 21. Employees may make pre-tax contributions of up to the lesser of 60% of such employee’s compensation or the maximum amount permitted under the Code. We make a matching contribution equal to 100% of the first 1% of an employee’s contribution and make a matching contribution equal to 50% of the next 5% of an employee’s contribution. Participants are fully vested in employer contributions after two years of service. Distributions are generally payable in a lump sum after termination of employment, retirement, death, disability, plan termination, attainment of age 59.5, disposition of substantially all of our assets or upon financial hardship. The plan also provides for loans to participants.
(4)
  Represents group term life insurance and financial and tax services.
Outstanding Equity Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised options (exerciseable)	Number of Securities Underlying Unexercised options (unexerciseable)	Option Exercise Price	Option Expiration Date
Jack Bendheim(1)	—	—	—	—
Gerald Carlson	232,050	77,350	$11.83	February 28, 2019
Larry Miller(2)	414,375	138,125	$11.83	February 28, 2019

(1)
  Mr. Carlson’s options were granted on April 19, 2013. 232,050 of the options vested upon grant, and 77,350 of the options vested on March 1, 2014.
(2)
  Mr. Miller’s options were granted on March 1, 2009. 276,250 of Mr. Miller’s options vested upon the third anniversary of the grant date, and the remaining 276,250 options vested in pro rata portions on the fourth and fifth anniversaries of the grant date.

Additional Narrative Description
Pension Plan
We maintain for the benefit of our United States employees employed on or prior to December 31, 2013 a defined benefit pension plan qualified under Section 401(a) of the Code. Our employees are eligible for participation in the Pension Plan once they have attained age 21 and completed a year of service (which is a plan year in which the employee completes 1,000 hours of service). The Pension Plan provides benefits equal to the sum of (a) 1.0% of an employee’s “average salary” plus 0.5% of the employee’s “average salary” in excess of the average of the employee’s social security taxable wage base, times years of service after July 1, 1989, plus (b) the employee’s frozen accrued benefit, if any, as of June 30, 1989 calculated under the Pension Plan formula in effect at that time. For purposes of calculating the portion of the benefit based on “average salary” in excess of the average wage base, years of service shall not exceed 35. “Average salary” for these purposes means the employee’s salary over the consecutive five year period in the last ten years preceding retirement or other termination of employment which produces the highest average. An employee becomes vested in his plan benefit once he completes five years of service with us. In general, benefits are payable after retirement or disability in the form of a 50%, 75% or 100% joint and survivor annuity, life annuity or life annuity with a five or ten year term certain. In some cases benefits may also be payable under the Pension Plan in the event of an employee’s death.
Mr. Bendheim, Mr. Carlson and Mr. Miller each participate in the Pension Plan. As of June 30, 2013, Mr. Bendheim had an accumulated benefit of $764,810, Mr. Carlson had an accumulated benefit of $411,922 and Mr. Miller had an accumulated benefit of $90,597.
Most of our foreign subsidiaries have retirement plans covering substantially all employees. Contributions to these plans are generally deposited under fiduciary-type arrangements.
Retirement Income Plan
In 1994, we adopted a non-qualified supplemental executive retirement plan as an incentive for certain executives. The plan provides for (i) a Retirement Income Benefit (as defined), (ii) a Survivor’s Income Benefit (as defined), and (iii) a Deferred Compensation Benefit (as defined). Mr. Bendheim currently participates in this plan and three retired executives receive benefits. A grantor trust has been established to provide the benefits described above.
We determined the Retirement Income Benefit based upon the employee’s salary, years of service and age at retirement. At present, it is contemplated that a benefit of 1% of each participant’s eligible compensation will be accrued each year. The benefit is payable upon retirement (after age 65 with at least 10 years of service) in monthly installments over a 15 year period to the participant or his named beneficiary. The Survivor’s Income Benefit for the current participants is one times annualized compensation at the time of death, capped at $1,500,000, payable in 24 equal monthly installments.
As of June 30, 2013, Mr. Bendheim has a survivor’s income benefit of $1,500,000 and an annual retirement income benefit of $86,755.
Retirement Health Care Plan
Under the Retirement Health Care Plan, we provide retirement health care insurance coverage to Mr. Bendheim, Mr. Carlson and certain other persons that is supplemental to Medicare benefits. To be eligible, a person must have been (i) a corporate officer of the Company, reached the age of 65, and employed by the Company for a minimum of 35 years; or (ii) a corporate officer and director of the Company, reached the age of 65, and hired by the Company prior to June 1, 2002; or (iii) an employee of the Company who retires after reaching a minimum age of 75 as of October 1, 2007 with a minimum of 10 years of service to the Company; provided that in the case of (i) and (ii), such participants shall have eligibility deferred until such participant is no longer eligible for participation in the Company’s health care plan (excluding COBRA eligibility). The Company pays all premium costs for participants, and, in addition to participants, coverage is provided for a participant’s spouse both during the lifetime of any such participant and for the lifetime of any person who was the spouse of a participant at the time of such participant’s death.

Executive Income Program
On March 1, 1990, we entered into an Executive Income Program to provide a pre-retirement death benefit and a retirement benefit to certain executives. The program provides that upon the executive’s retirement, at or after attaining age 65, we will make retirement payments to the executive during his life for 10 years or until he or his beneficiaries have received a total of 120 monthly payments. Participants have no claim against us other than as unsecured creditors. We intend to fund the payments using the cash value or the death benefit from the life insurance policies insuring each executive’s life. Mr. Bendheim currently participates in this plan and his annual retirement benefit is $30,000.
Each policy also contains additional paid-up insurance and extended term insurance. On the death of the executive prior to his actual retirement date: (i) the first $1,000,000 of the death benefit is payable to the executive’s spouse or issue; (ii) the excess is payable to us up to the aggregate amount of premiums paid by us; and (iii) any balance is payable to the executive’s spouse or issue.
Nonqualified Deferred Compensation Plans
The following table shows the executive contributions, earnings and account balances for the unfunded, unsecured deferred compensation plan.

Name	Executive Contributions in FY 2013	Company Contributions in FY 2013	Aggregate Earnings in FY 2013	Balance at June 30, 2013
Jack C. Bendheim	$—	$—	$26,596	$708,673

1993 Split Dollar Agreement
On August 12, 1993, we entered into a Split Dollar Agreement with David Butler and Gail Bendheim, as trustees under an Indenture of Trust dated August 12, 1993 (the “Trust”). This Agreement provides for the Trust to purchase and own life insurance policies on the life of Jack C. Bendheim in the aggregate face amount of $5,000,000 (plus additions). The premiums for such insurance are paid in part by the Trust (to the extent of the lesser of the P.S. 58 rates, or the insurers’ current published premium rate for annually renewable term insurance for standard risks) and in part by us (we pay the balance of the premiums not paid by the Trust). Upon the death of Jack C. Bendheim or upon the cancellation of the policies or the termination of the Agreement, we have the right to be repaid the total amount we advanced toward payment of premiums. To secure our right to be repaid, the Trust has assigned each policy to us as collateral. After repayment of the amount due to us, the remaining cash surrender value or the remaining death benefit is payable to the Trust, the beneficiaries of which are the wife and issue of Jack C. Bendheim.
2008 Incentive Plan
On March 12, 2008, PAHC’s Board and stockholders adopted the 2008 Incentive Plan (the “2008 Incentive Plan”). The 2008 Incentive Plan provides directors, officers, employees and consultants to the Company with opportunities to purchase common shares pursuant to options that may be granted, and receive grants of restricted stock and other stock-based awards granted, from time to time by the Board of directors or a committee approved by the Board. The 2008 Incentive Plan provides for grants of stock options, stock awards and other incentives for up to 6,630,000 shares. Common shares available for grants pursuant to the 2008 Incentive Plan as of June 30, 2013 were 5,131,620.
On February 26, 2009 and April 29, 2013, PAHC’s Compensation Committee awarded stock options with an exercise price of $11.83 per share, pursuant to the 2008 Incentive Plan. The exercise price per share was not less than the fair value of the common stock at the grant date. The awards granted are non-qualified stock options that vested at various dates through March 1, 2014. The options expire February 28, 2019.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table shows information about the beneficial ownership of our Class A common stock and Class B common stock, as of February 28, 2014 by:
•
  Mayflower, the selling stockholder;
•
  each person known by us to beneficially own 5% or more of our outstanding Class A common stock or our outstanding Class B common stock;
•
  each of our directors and executive officers; and
•
  all of our directors and executive officers as a group,
•
  in each case giving effect to the 0.442-for-1 stock split of our common stock to take place immediately prior to the completion of this offering.
For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”
The numbers listed below are based on 9,109,620 shares of our Class A common stock outstanding as of February 28, 2014, after giving effect to the 0.442-for-1 split and reclassification of our common stock to take place immediately prior to the completion of this offering.
Upon the completion of this offering, Mr. Jack Bendheim will beneficially own approximately 54.8% of our common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance rules of the NASDAQ.

	Common stock owned before the offering		Percentage of voting power prior to this offering	Common stock owned after the offering (no option exercise)		Percentage of voting power after this offering(14)	Common stock owned after the offering (full option exercise)
Name and Address of Beneficial Owner(1)	Number	Percentage		Number	Percentage		Number	Percentage	Percentage of voting power after this offering(15)
Principal and Selling Stockholders:
BFI(2)	21,735,350	67.2%	95.3%	21,735,350	54.8%	92.4%	21,735,350	54.8%	92.4%
Mayflower(3)	9,109,620	28.2%	4.0%	4,697,561	11.8%	2.0%	2,932,811	7.4%	1.2%
Executive Officers and Directors:
Jack C. Bendheim(2)(3)	21,735,350	67.2%	95.3%	21,735,350	54.8%	92.4%	21,735,350	54.8%	92.4%
Gerald K. Carlson(4)	309,400	*	*	309,400	*	*	309,400	*	*
Richard G. Johnson(5)	132,600	*	*	132,600	*	*	132,600	*	*
Daniel M. Bendheim(6)	79,560	*	*	79,560	*	*	79,560	*	*
Thomas G. Dagger(7)	44,200	*	*	44,200	*	*	44,200	*	*
Larry L. Miller(8)	552,500	1.7%	*	552,500	1.4%	*	552,500	1.4%	*
David Storbeck	—	—	—	—	—	—	—	—	—
Dean Warras(9)	79,560	*	*	79,560	*	*	79,560	*	*
Daniel A. Welch(10)	44,200	*	*	44,200	*	*	44,200	*	—
E. Thomas Corcoran	—	—	—	—	—	—	—	—	—
Sam Gejdenson	—	—	—	—	—	—	—	—	—
Ken Hanau(11)	—	—	—	—	—	—	—	—	—
Mary Lou Malanoski	—	—	—	—	—	—	—	—	—
Carol A. Wrenn	—	—	—	—	—	—	—	—	—
Executive Officers and Directors as a Group (14 persons)(12)(13)	22,977,370	71.0%	95.9%	22,977,370	57.9%	92.9%	22,977,370	57.9%	92.9%

*
  Less than 1%
(1)
  A “beneficial owner” of a security is determined in accordance with Rule 13d-3 under the Exchange Act and generally means any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares:
•
  voting power which includes the power to vote, or to direct the voting of, such security; and/or
•
  investment power which includes the power to dispose, or to direct the disposition of, such security.

Unless otherwise indicated, each person named in the table above has sole voting and investment power, or shares voting and investment power with his spouse (as applicable), with respect to all shares of stock listed as owned by that person. Shares issuable upon the exercise of options exercisable on February 28, 2014 or within 60 days thereafter are considered outstanding and to be beneficially owned by the person holding such options for the purpose of computing such person’s percentage beneficial ownership, but are not deemed outstanding for the purposes of computing the percentage of beneficial ownership of any other person. The address of our executive officers is Phibro Animal Health Corporation, Glenpointe Centre East, 3rd Fl, 300 Frank W. Burr Blvd., Ste 21, Teaneck, NJ 07666-6712.
(2)
  Mr. Jack Bendheim has sole authority to vote the common stock of PAHC owned by BFI and, together with three of his adult children, is the manager of BFI with respect to the economic rights pertaining to such common stock of PAHC owned by BFI. The address of BFI is c/o Jack C. Bendheim, Class A Manager, Phibro Animal Health Corporation, Glenpointe Centre East, 3rd Fl, 300 Frank W. Burr Blvd., Ste 21, Teaneck, NJ 07666-6712. The address of Mr. Bendheim is c/o Phibro Animal Health Corporation, Glenpointe Centre East, 3rd Fl, 300 Frank W. Burr Blvd., Ste 21, Teaneck, NJ 07666-6712.
(3)
  Includes 21,348,600 shares of Class A common stock held by BFI and 386,750 shares of Class B common stock deliverable to BFI upon the exercise of the BFI Warrant.
(4)
  Includes 309,400 shares of Class A common stock that can be acquired upon the exercise of outstanding options.
(5)
  Includes 132,600 shares of Class A common stock that can be acquired upon the exercise of outstanding options.
(6)
  Includes 79,560 shares of Class A common stock that can be acquired upon the exercise of outstanding options.
(7)
  Includes 44,200 shares of Class A common stock that can be acquired upon the exercise of outstanding options.
(8)
  Includes 552,500 shares of Class A common stock that can be acquired upon the exercise of outstanding options.
(9)
  Includes 79,560 shares of Class A common stock that can be acquired upon the exercise of outstanding options.
(10)
  Includes 44,200 shares of Class A common stock that can be acquired upon the exercise of outstanding options.
(11)
  Investment and divestment decisions with respect to the shares held by Mayflower are made by the investment committee of 3i Investments plc, which is the manager of Mayflower. Simon Borrows, Alan Giddins, Menno Antal and Ian Lobley are the members of the investment committee primarily responsible for matters related to Mayflower’s investment in the Company. 3i Investments plc is an indirect wholly owned subsidiary of 3i Group plc, a public company listed on the London Stock Exchange. 3i Investments plc is advised by 3i Corporation, which is also an indirect wholly owned subsidiary of 3i Group plc. Mr. Hanau, who disclaims beneficial ownership of the shares held by Mayflower, is a member of the board of directors of 3i Corporation but is not a member of the investment committee of 3i Investments plc. However, Mr. Hanau does make recommendations to such investment committee members with respect to investment and dispositive decisions with respect to the shares. The address of Mayflower is 22 Grenville Street, St. Helier, JE4 8PX, Jersey. The business address of Mr. Hanau is c/o 3i Private Equity, 400 Madison Avenue—9th floor, New York, NY 10017. We are party to the Mayflower Term Loan with Mayflower and a consultancy agreement with 3i Investments, plc, and we expect to be party to a registration rights agreement with Mayflower upon consummation of this offering.
(12)
  Includes 1,242,020 shares of Class A common stock that can be acquired upon the exercise of outstanding options and 386,750 shares of Class B common stock deliverable upon the exercise of the BFI Warrant.
(13)
  Includes our current directors (8 persons).
(14)
  Assumes no exercise of underwriters’ option to purchase additional shares. Represents percentage of voting power of the Class A common stock and Class B common stock. See “Description of Capital Stock— Common Stock.”
(15)
  Assumes the exercise of underwriters’ option to purchase additional shares. Represents percentage of voting power of the Class A common stock and Class B common stock. See “Description of Capital Stock— Common Stock.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Registration Rights Agreements
Prior to the completion of this offering, we expect to enter into a registration rights agreement with BFI (the “BFI Registration Rights Agreement”) and a registration rights agreement with Mayflower (the “Mayflower Registration Rights Agreement,” and together with the BFI Registration Rights Agreements, the “Registration Rights Agreements”). The Registration Rights Agreements will grant BFI and Mayflower, certain of their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock, including shares of Class A common stock received upon conversion of shares of Class B common stock.
Demand Registration. At any time we are eligible to use Form S-3, BFI will have the ability to require us to register shares of Class A common stock under the Securities Act and if we do not have an effective registration statement on Form S-3, BFI will have the ability to require us to register shares of Class A common stock under the Securities Act as long as the anticipated aggregate offering price is at least $10,000,000. Beginning on the date that is six months following the completion of this offering and ending on the date that is one year following the completion of this offering, Mayflower will have the ability to require us to effect one registration statement on Form S-1 to register its shares under the Securities Act (subject to the limitations described in the Mayflower Registration Rights Agreement). Additionally, beginning on the date that is one year following the completion of this offering, Mayflower will have the ability to require us to effect two registration statements to register its shares under the Securities Act; provided that (i) Mayflower will only have the ability to require us to effect one registration statement if Mayflower has previously exercised its right to register its shares under the Securities Act in the period between the date that is six months following the completion of this offering and one year following the completion of this offering, (ii) if we are eligible to use Form S-3, we will be permitted to register such shares on Form S-3 and (iii) each of clauses (i) and (ii) are subject to the limitations described in the Mayflower Registration Rights Agreement.
Piggyback Rights. Both BFI and Mayflower will have the ability to exercise certain piggyback registration rights in respect of shares of Class A Common Stock held by them in connection with registered offerings requested by other registration rights holders or initiated by us.
BFI Term Loan Agreement and Mayflower Term Loan Agreement
We are party to the BFI Term Loan Agreement with BFI and the Mayflower Term Loan Agreement with Mayflower. For further information, see “Description of Certain Indebtedness—BFI Term Loan” and “Description of Certain Indebtedness—Mayflower Term Loan,” respectively.
BFI Warrant
Pursuant to the BFI Subordinated Term Loan Agreement, dated as January of 29, 2009, between the Company, the guarantors named therein and BFI (the “BFI Term Loan Agreement”), we entered into the Common Stock Purchase Warrant by which we issued warrants to purchase 386,750 common shares of the Company to BFI. The warrants have an exercise price of $11.83 per share and expire on August 1, 2014.
Stockholders Agreement
On March 12, 2008, we and the stockholders, from time to time party thereto, including 3i QPEP (as defined below) and BFI, entered into the Stockholders Agreement (the “Stockholders Agreement”). On April 28, 2009, 3i QPEP sold its interest in the Company to 3i Group plc and 3i Group plc became a party to the Stockholders Agreement. On June 16, 2009, 3i Group plc sold its interest in the Company to Mayflower and Mayflower became a party to the Stockholders Agreement. The Stockholders Agreement provides certain restrictions and rights with respect to sale and issuance of our common shares and provides the parties thereto with participation and tag along rights. In addition, under the Stockholders Agreement, BFI and Mayflower each have the ability to elect a representative to the Board of Directors. The Stockholders Agreement further provides that that Jack C. Bendheim shall be the designated director for BFI until his death, disability or retirement from his position. The Stockholders Agreement also provides that certain matters require the approval of both Mayflower and BFI, including redemptions of common shares, certain amendments to the Certificate of Incorporation or By-laws, certain reclassifications, dividend, distribution, stock split or other recapitalization transactions, and certain stock issuances. Upon completion of this offering, the Stockholders Agreement will be terminated.
Employment Arrangements
Certain relatives of Jack C. Bendheim provided services to us as employees or consultants and received aggregate compensation and benefits of $1.9 million for the year ended June 30, 2013. The amounts primarily included Daniel Bendheim, Director and Executive Vice President, Corporate Strategy; Jonathan Bendheim, Vice President MACIE Region and General Manager, Phibro Israel; Etan Bendheim, Manager, Financial Planning & Analysis; Dr. Zev Jacobson, Human Pharma Liaison; and Marvin Sussman, Consultant.
3i Investments Consultancy Agreement
In March 2008, PAHC and 3i Investments plc, an affiliate of Mayflower, entered into a consultancy agreement pursuant to which 3i Investments plc agreed to provide such services as PAHC requires for a fee that is currently $20,000 per annum. Upon completion of this offering, the consultancy agreement will be terminated.
Indemnification Agreements
We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.
Exchange Agreement
Prior to the completion of this offering, we expect to enter into an exchange agreement with BFI (the “Exchange Agreement”), pursuant to which BFI will exchange all of its shares of Class A common stock for shares of Class B common stock.
Policies and Procedures With Respect to Related Party Transactions
Our policy with respect to the sale, lease or purchase of assets or property of any related party is that such transaction should be on terms that are no less favorable to us or our subsidiary, as the case may be, than those that could reasonably be obtainable at such time in a comparable arm’s length transaction from an unrelated third party. The indentures governing the Senior Notes and our existing senior credit facility each include a similar restriction on us and our restricted subsidiaries with respect to the sale, purchase, exchange or lease of assets, property or services, subject to certain limitations as to the applicability thereof.
Upon the closing of this offering, we intend to adopt written policies and procedures whereby the Audit Committee will be responsible for reviewing and approving related party transactions and reviewing and investigating any potential conflicts of interest. In addition, our Code of Ethics will require that all of our employees and directors inform the Company of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

DESCRIPTION OF CERTAIN INDEBTEDNESS
New Credit Facilities
In connection with and conditioned upon this offering, we expect to enter into the New Credit Facilities. The 2014 Revolving Credit Facility will have an interest rate of 2.75% plus LIBOR. The 2014 Senior Secured Term Loan Facility will have an interest rate of 3.00% plus LIBOR, with a LIBOR floor of 1.00%. The maturity date of the 2014 Revolving Credit Facility and the maturity date of the 2014 Senior Secured Term Loan Facility will be the fifth and seventh anniversaries of the closing date of the New Credit Facilities, respectively.
The 2014 Revolving Credit Facility will include borrowing capacity available for letters of credit and the New Credit Facilities permit incremental commitments of $80 million plus additional amounts that do not cause us to exceed a maximum ratio of consolidated first lien net debt to consolidated EBITDA. The 2014 Revolving Credit Facility is expected to contain one financial covenant — a consolidated first lien net debt to consolidated EBITDA leverage ratio. In general, we expect that the New Credit Facilities will contain representations and warranties that are customary for this type of financing. The New Credit Facilities will contain various covenants which, among other things and subject to the permitted exceptions described therein, will restrict us and our subsidiaries with respect to: (i) incurring additional debt; (ii) making certain restricted payments or making optional redemptions of other indebtedness; (iii) making investments or acquiring assets; (iv) disposing of assets (other than in the ordinary course of business); (v) creating any liens on our assets; (vi) entering into transactions with affiliates; (vii) entering into merger or consolidation transactions; and (viii) creating guarantee obligations; provided, however, that we are permitted to pay distributions to stockholders out of available cash subject to certain annual limitations and so long as no default or event of default under the New Credit Facilities shall have occurred and be continuing at the time such distribution is declared. We expect that the New Credit Facilities will contain events of default that are customary for this type of financing. The actual terms of the New Credit Facilities will depend on the results of completion of negotiations with lenders. We expect that affiliates of certain of the underwriters will participate as arrangers and/or lenders under the New Credit Facilities.
A portion of the proceeds from the New Credit Facilities, together with the net proceeds of this offering, will be used to repay in full our 9.25% senior notes due July 1, 2018, the amounts currently outstanding under the term loan payable to Mayflower, the term loan payable to BFI and the Domestic Senior Credit Facility and pay fees and expenses. The Domestic Senior Credit Facility will be terminated following such repayment. We will record a loss on extinguishment of debt of approximately $26.7 million upon repayment of our existing debt. See “Use of Proceeds.”
Domestic Senior Credit Facility
In April 2013, we amended the domestic senior credit facility (the “Domestic Senior Credit Facility”) to increase the borrowing capacity to $100.0 million and extend the term of the agreement to April 30, 2018. We paid $0.7 for the amendment, which has been recorded as deferred financing fees.
As of December 31, 2013, we had $32.0 million of outstanding borrowings and had outstanding letters of credit and other commitments of $16.4 million, leaving $51.6 million available for borrowings and letters of credit under the Domestic Senior Credit Facility. Interest rate elections under the Domestic Senior Credit Facility are dependent on the senior secured funded debt to EBITDA ratio. For a ratio that is less than 1.25:1, the interest rates are LIBOR plus 2.50% or Prime Rate plus 1.50%. For a ratio that is greater than or equal to 1.25:1, the interest rates are LIBOR plus 2.75% or Prime Rate plus 1.75%. The applicable rate of interest on the outstanding borrowings was 2.67% and 3.21% at December 31, 2013 and 2012, respectively. The Domestic Senior Credit Facility matures April 30, 2018. Indebtedness under the Domestic Senior Credit Facility is collateralized by a first priority lien on substantially all assets of PAHC and our domestic subsidiaries.
The Domestic Senior Credit Facility contains various covenants which, among other things, restrict us and our subsidiaries with respect to: (i) incurring additional debt; (ii) making certain restricted payments or making optional redemptions of the Senior Notes unless certain conditions are satisfied;

(iii) making investments or acquiring assets (with permitted exceptions); (iv) disposing of assets (other than in the ordinary course of business); (v) creating any liens on our assets; (vi) entering into transactions with affiliates; (vii) entering into merger or consolidation transactions; (viii) creating guarantee obligations; and (ix) entering into sale and leaseback transactions.
The Domestic Senior Credit Facility requires, among other things, the maintenance of a minimum level of consolidated EBITDA, a minimum fixed charge coverage ratio and a maximum senior secured leverage ratio, each calculated on a trailing four quarter basis, and contains an acceleration clause should an event of default (as defined in the agreement) occur. The required minimum level of consolidated EBITDA was $55.0 million for measurement periods ending through June 30, 2013. The required minimum level of consolidated EBITDA is $58.0 million; $65.0 million; $66.0 million; $75.0 million; and $78.0 million for measurement periods ending on or after September 30, 2013, 2014, 2015, 2016, and 2017, respectively. As of December 31, 2013, we were in compliance with the financial covenants of the Domestic Senior Credit Facility.
Long-Term Debt

	As of December 31, 2013	As of June 30,
(in thousands)		2013	2012
Senior Notes due July 1, 2018	$300,000	$300,000	$300,000
Term loan payable to Mayflower due December 31, 2016	24,000	24,000	24,000
Term loan payable to BFI due August 1, 2014	10,000	10,000	10,000
Term note payable to Teva due annually through January 29, 2013	—	—	5,500
Capitalized lease obligations	93	132	209
	334,093	334,132	339,709
Unamortized imputed interest and debt discount	(2,272)	(2,528)	(3,588)
	331,821	331,604	336,121
Less: current maturities	(9,994)	(64)	(5,350)
	$321,827	$331,540	$330,771

9.25% Senior Notes Due 2018
The 9.25% senior notes (the “Senior Notes”), with an aggregate principal amount of $300.0 million, are payable in full at maturity on July 1, 2018. The Senior Notes were issued pursuant to an indenture dated July 9, 2010, as amended and supplemented, by and among PAHC, the guarantors named therein and HSBC Bank USA, National Association, as Trustee (the “Indenture”).
The Senior Notes are guaranteed on a senior unsecured basis by our existing domestic subsidiaries. The Senior Notes rank equally with all of our and the guarantors’ (see “Consolidated Financial Information” in the notes to the consolidated financial statements) existing and future senior unsecured debt and rank senior to all of our and the guarantors’ existing and future debt that is expressly subordinated to the Senior Notes. The Senior Notes are effectively subordinated to all of our and the guarantors’ collateralized indebtedness, including the Domestic Senior Credit Facility.
The Indenture governing the Senior Notes contains covenants that limit, among other things, the ability of PAHC and its restricted subsidiaries to: (i) incur additional indebtedness or liens; (ii) pay dividends or make distributions on their capital stock or repurchase their stock; (iii) make certain investments or other restricted payments; (iv) place restrictions on the ability of subsidiaries to pay dividends or make other distributions; (v) issue stock of subsidiaries; (vi) enter into sale and leaseback transactions; (vii) sell certain assets or merge with or into other companies; and (viii) enter into certain types of transactions with stockholders and affiliates.
Mayflower Term Loan
In February 2013, Mayflower L.P. (“Mayflower”) agreed to extend the maturity of its term loan to December 31, 2016. We paid a $0.2 million fee to Mayflower for the extension, which has been recorded as deferred financing fees. All other terms and conditions were unchanged.

The Mayflower term loan of $24.0 million is payable in full at maturity on December 31, 2016 and bears interest, payable quarterly, at the rate of 11% per annum. The term loan ranks equal to the Domestic Senior Credit Facility and the Senior Notes. It is guaranteed by the same subsidiaries that guarantee the Domestic Senior Credit Facility, the Senior Notes and the BFI Co., LLC (“BFI”) term loan. The term loan is made pursuant to a certain Term Loan Agreement dated as of February 12, 2009, as amended, among Mayflower, PAHC and certain subsidiaries of PAHC (the “Mayflower Term Loan Agreement”).
Pursuant to the Mayflower Term Loan Agreement, PAHC issued to Mayflower a Common Stock Purchase Warrant for the purchase of 2,134,021 common shares of the Company, at an exercise price of $5.23 per share. The warrant expired unexercised in August 2013. The $943,000 fair value of the warrant was credited to paid-in capital reducing the carrying value of the term loan, and was amortized to interest expense over the life of the term loan.
Mayflower owns common stock representing approximately 29.9% of the voting power of the outstanding common stock of PAHC. After this offering, Mayflower will own common stock representing approximately 2.1% of the voting power of the outstanding common stock of PAHC. Prior to approving the term loan from Mayflower, the directors of PAHC received an opinion from an independent financial advisor to PAHC that the terms of the term loan and warrant were fair to PAHC and its stockholders from a financial point of view, and such directors (without the participation of the director appointed by Mayflower) determined that the terms of the term loan and warrant were no less favorable to the Company than those that would reasonably have been obtained in a comparable transaction on an arm’s-length basis by the Company from a person that is not an affiliate of PAHC.
BFI Term Loan
The BFI term loan of $10.0 million is payable in full at maturity on August 1, 2014 and bears interest, payable monthly, at the rate of 12% per annum. The BFI term loan is subordinate to the Domestic Senior Credit Facility, the Senior Notes and the Mayflower term loan. It is guaranteed by the same subsidiaries that guarantee the Domestic Senior Credit Facility, the Senior Notes and the Mayflower term loan. If there is a change in control of PAHC as defined in the term loan agreement dated as of January 29, 2009, as amended, among BFI, PAHC and certain subsidiaries of PAHC, PAHC must offer to repay the BFI subordinated term loan at 101% of the principal amount plus accrued and unpaid interest. The term loan is made pursuant to a certain term loan agreement dated as of January 29, 2009, as amended, among BFI, PAHC and certain subsidiaries of PAHC (the “BFI Term Loan Agreement”).
Pursuant to the BFI Term Loan Agreement, PAHC issued to BFI a Common Stock Purchase Warrant for the purchase of 386,750 Class B common shares of the Company at an exercise price of $11.83 per share (the “BFI Warrant”). The BFI Warrant is exercisable at any time at the holder’s option, including by a net issue election, until it expires on August 1, 2014. The $488,000 fair value of the BFI Warrant was credited to paid-in capital reducing the carrying value of the term loan, and is being amortized to interest expense over the life of the term loan.
Prior to the offering, BFI owns common stock representing approximately 70.1% of the voting power of the outstanding common stock of PAHC. After the offering, BFI will own common stock representing approximately 92.8% of the voting power of the outstanding common stock of PAHC. Mr. Jack C. Bendheim, the Chairman and Chief Executive Officer of PAHC, is a managing member of BFI and has sole authority to vote the common stock of PAHC owned by BFI. BFI is a Bendheim family investment vehicle formed as a limited liability company owned by Mr. Bendheim, his wife, their children and spouses and trusts for their benefit and the benefit of his grandchildren. Prior to approving the BFI term loan, the directors of PAHC received an opinion from an independent financial advisor to PAHC that the terms of the term loan and the BFI Warrant were fair to PAHC and its stockholders from a financial point of view, and such directors (without the participation of Mr. Bendheim) determined that the terms of the term loan and the BFI Warrant were no less favorable to the Company than those that would reasonably have been obtained in a comparable transaction on an arm’s-length basis by the Company from a person that is not an affiliate of the Company.
Israel Credit Facility
Our Israel subsidiaries have aggregate credit facilities available of approximately $15 million (the “Israel Credit Facility”). As of December 31, 2013, we had no outstanding borrowings or other commitments outstanding under the Israel Credit Facility. Interest rate elections under the Israel Credit Facility are LIBOR plus 2.25% or Prime Rate plus 1.00%. The Israel Credit Facility matures on December 31, 2014. Indebtedness under the Israel Credit Facility is collateralized by a first priority lien on all accounts receivables and inventories of our Israel subsidiaries. The Israel Credit Facility requires, among other things, that our Israel consolidated subsidiaries maintain (i) a minimum level of stockholder’s equity; (ii) a minimum ratio of stockholder’s equity to total assets; (iii) a maximum ratio of funded debt to EBITDA; (iv) a minimum ratio of EBITDA to debt service; and, (v) a minimum ratio of accounts receivables to funded debt.
Aggregate Maturities of Long-Term Debt
In addition to amounts outstanding under our Domestic Senior Credit Facility, which matures in April 2018, the maturities of our long-term debt as of June 30, 2013 were as follows:

(in thousands)
For the Years Ended June 30,
2014	$64
2015	10,058
2016	10
2017	24,000
Thereafter	300,000
Total	$334,132

DESCRIPTION OF CAPITAL STOCK
The following summary of certain provisions of our capital stock does not purport to be complete and is subject to our amended and restated certificate of incorporation, our amended and restated bylaws and the provisions of applicable law. Copies of our amended and restated certificate of incorporation and amended and restated bylaws will be filed as exhibits to the registration statement, of which this prospectus is a part. Unless the context otherwise requires, the descriptions below assume we have taken the corporate action to reincorporate in Delaware and amend and restate our certificate of incorporation and bylaws, which we expect to complete prior to the completion of this offering.
Authorized Capitalization
General
Upon the closing of this offering, the total amount of our authorized capital stock will consist of 300,000,000 shares of Class A common stock, par value $0.0001 per share, 30,000,000 shares of Class B common stock, par value $0.0001 per share, and 16,000,000 shares of undesignated preferred stock. As of December 31, 2013, we had 30,458,220 common shares outstanding under our current certificate of incorporation (after giving effect to the 0.442-for-1 stock split to take place immediately prior to the completion of this offering). As of February 28, 2014, there were 2 stockholders of record of our common shares.
After giving effect to this offering and assuming the shares are sold at the midpoint of the range set forth on the cover of this prospectus, we will have 16,462,561 shares of Class A common stock, 21,348,600 shares of Class B common stock and no shares of preferred stock outstanding. The following summary describes all material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Common Stock
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Except as otherwise provided by our amended and restated certificate of incorporation or applicable law, the holders of our Class A common stock and Class B common stock shall vote together as a single class. Our amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of common stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority in voting power of the shares of common stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our Board of Directors out of funds legally available therefore and pro rata with holders of shares of our Class B common stock, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata with holders of shares of our Class B common stock our remaining assets available for distribution.
Holders of shares of our Class A common stock do not have preemptive, subscription or conversion rights. Our Class A common stock is not convertible and there are no redemption or sinking fund provisions applicable to our Class A common stock. Unless our Board of Directors determines otherwise, we will issue all of our capital stock in uncertificated form.

Assuming the shares are sold at the midpoint of the range set forth on the cover of this prospectus, Mayflower will hold 4,697,561 shares of our Class A common stock and hold 2.1% of the voting power of the Company immediately after giving effect to this offering.
Class B Common Stock
Upon completion of this offering, our outstanding shares of Class B common stock will be held by BFI. Holders of shares of Class B common stock will be entitled to 10 votes for each share of record on all matters submitted to a vote of stockholders. Except as otherwise provided by our amended and restated certificate of incorporation or applicable law, the holders of our Class A common stock and Class B common stock shall vote together as a single class. Our amended and restated bylaws provide that the presence, in person or by proxy, of holders of shares representing a majority of the outstanding shares of common stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of a majority in voting power of the shares of common stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter is required to take action, unless otherwise specified by law or our certificate of incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.
Holders of shares of our Class B common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefore and pro rata with holders of shares of all Class A common stock, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class B common stock will be entitled to receive pro rata with holders of shares of our Class A common stock our remaining assets available for distribution.
Holders of shares of our Class B common stock do not have preemptive or subscription rights. There are no redemption or sinking fund provisions applicable to our Class B common stock.
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers by and among BFI, its affiliates and certain Bendheim family members, as described in the amended and restated certificate of incorporation. Once transferred and converted into Class A common stock, the Class B common stock will not be reissued. In addition, all shares of Class B common stock will automatically convert to shares of Class A common stock when the outstanding shares of Class B common stock and Class A common stock held by BFI, its affiliates and certain Bendheim family members, together, is less than 15% of the total outstanding shares of Class A common stock and Class B common stock, taken as a single class.
BFI will hold 21,348,600 shares of our Class B common stock and hold 92.8% of the voting power of the Company immediately after giving effect to this offering. 386,750 shares of Class B common stock are issuable upon the exercise of the outstanding BFI Warrant.
Preferred Stock
We do not have any shares of preferred stock outstanding. Our Board of Directors has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges, and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the General Corporation Law of the State of Delaware (the “DGCL”). The issuance of our preferred stock could have the effect of decreasing the trading price of our Class A common stock, restricting dividends on our capital stock, diluting the voting power of our Class A common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of the Company.

Dividend Rights
Each holder of shares of our capital stock will be entitled to receive such dividends and other distributions in cash, stock or property as may be declared by our Board of Directors from time to time out of our assets or funds legally available for dividends or other distributions. See the section entitled “Dividend Policy.” These rights are subject to the preferential rights of any other class or series of our preferred stock.
Other Rights
Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that we may designate and issue in the future. This offering is not subject to pre-emptive rights.
Liquidation Rights
If our company is involved in a consolidation, merger, recapitalization, reorganization, or similar event, each holder of common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Anti-takeover Effects of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give the Board of Directors the power to discourage acquisitions that some stockholders may favor.
Action by Written Consent, Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals
Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once BFI and its affiliates cease to beneficially own more than 50% of the voting power of our outstanding shares of common stock. Our amended and restated certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies or, until the date that BFI ceases to beneficially own more than 50% of the voting power of our outstanding shares of common stock, at the request of holders of 50% or more of the voting power of our outstanding shares. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.
In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.
These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Classified Board
Our amended and restated certificate of incorporation will provide that our Board of Directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our Board of Directors will be elected each year. Daniel Bendheim and Sam Gejdenson will serve as Class I directors, with an initial term expiring after the first annual meeting of the Company following this offering and the due election and qualification of their respective successors. Gerald Carlson, Mary Lou Malanoski and Carol Wrenn will serve as Class II directors, with an initial term expiring after the second annual meeting of the Company following this offering and the due election and qualification of their respective successors. Jack Bendheim, E. Thomas Corcoran and Ken Hanau will serve as Class III directors, with an initial term expiring after the third annual meeting of the Company following this offering and the due election and qualification of their respective successors. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.
Dual Class Stock
Our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides BFI with the ability to control the outcome of matters requiring stockholder approval, even if BFI owns significantly less than a majority of the shares of our Class A common stock and Class B common stock voting together on a combined basis, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
Amendment to Certificate of Incorporation and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended, altered, changed or repealed by a majority vote of our Board of Directors, provided that, in addition to any other vote otherwise required by law, after the date on which BFI ceases to beneficially own more than 50% of the voting power of our outstanding shares, the affirmative vote of at least 75% of the voting power of our outstanding shares of common stock will be required to amend, alter, change or repeal our amended and restated bylaws. Additionally, after the date on which BFI ceases to beneficially own more than 50% of the voting power of our outstanding shares, the affirmative vote of at least 75% of the voting power of the outstanding shares of common stock entitled to vote on the adoption, alteration, amendment or repeal of our amended and restated certificate of incorporation, voting as a single class, will be required to amend or repeal or to adopt any provision inconsistent with specified provisions of our amended and restated certificate of incorporation. This requirement of a supermajority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.
Delaware Anti-Takeover Statute
Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless: (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of 2/3 of the holders of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our amended and restated certificate of incorporation, we will opt out of Section 203 of the DGCL, and will therefore not be subject to Section 203.
Corporate Opportunity
Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to BFI or any of its officers, directors, agents, stockholders, members, managers, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for BFI, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, to the fullest extent permitted by law, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us. Neither BFI, nor any of its representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL, and our amended and restated bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers.
Exclusive Jurisdiction of Certain Actions
Our amended and restated certificate of incorporation will require to the fullest extent permitted by law that derivative actions brought in the name of the Company, actions against directors, officers and employees for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York 11219.
Listing
We have applied for listing of our Class A common stock on NASDAQ, under the trading symbol “PAHC.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock.
Sale of Restricted Shares
Assuming the shares are sold at the midpoint of the range set forth on the cover of this prospectus, upon completion of this offering, we will have 16,462,561 shares of Class A common stock outstanding. Of these shares of Class A common stock, 11,765,000 shares of Class A common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 4,697,561 shares of Class A common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below. These remaining shares of Class A common stock, including shares of Class A common stock issuable upon exercise of Class B common stock, held by our existing stockholders upon completion of this offering will be available for sale in the public market (after the expiration of the lock-up agreements described below) only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.
In addition, upon consummation of this offering, BFI will beneficially own 21,348,600 shares of our Class B common stock. Pursuant to our amended and restated certificate of incorporation, shares of Class B common stock are convertible to shares of Class A common stock at any time and shall automatically convert to Class A common stock upon transfer (other than transfers to certain permitted transferees).
Rule 144
In general, under Rule 144 as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our Class A common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.
At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of Class A common stock that does not exceed the greater of either of the following:
•
  1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 164,626 shares immediately after this offering (assuming the shares are sold at the midpoint of the range set forth on the cover of this prospectus), based on the number of shares of our Class A common stock outstanding after this offering; or
•
  the average weekly trading volume of our Class A common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our Class A common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.
Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general and subject to certain restrictions and expiration of the applicable lock-up restrictions, under Rule 701 promulgated under the Securities Act, any of our employees, directors or officers who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.
Stock Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under our existing option plan and the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.
Lock-Up Agreements
We, and each of our directors, officers and the holders of approximately 26,046,161 shares of our common stock have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of for a period of 180 days after the date of this prospectus (subject to extension in certain circumstances). For additional information, see “Underwriting.” The holders of approximately 100% of our outstanding shares of Class A common stock as of March 31, 2014 have executed such lock-up agreements.
Registration Statement
We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of Class A common stock subject to options outstanding or reserved for issuance under the 2008 Incentive Plan. For a more complete discussion of our stock plans, see “Executive Compensation—2008 Incentive Plan.” We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

Registration Rights
Upon completion of this offering, the holders of an aggregate of 4,697,561 shares of our Class A common stock and 21,348,600 shares of our Class B common stock, which are convertible to shares of Class A common stock on a 1-for-1 basis, or their transferees, will be entitled to certain rights with respect to the registration of their shares under the Securities Act. Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration, subject to the expiration of the lock-up period, with respect to certain of the shares, described under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold. See “Certain Relationships and Related Party Transactions—Registration Rights Agreements” for more information.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS
Overview
The following is a general summary of material U.S. federal income tax consequences to non-U.S. holders, as defined below, of the ownership and disposition of shares of our Class A common stock. This summary deals only with shares of Class A common stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.
For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our Class A common stock that, for U.S. federal income tax purposes, is not any of the following:
•
  an individual who is a citizen or resident of the United States;
•
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•
  any entity or arrangement treated as a partnership for U.S. federal income tax purposes;
•
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.
If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partnership considering an investment in shares of our Class A common stock, or a partner in such partnership, you should consult your own tax advisors.
This summary is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, rulings and other administrative pronouncements and judicial decisions, all as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.
This summary does not address all aspects of U.S. federal income taxation, does not address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 and does not deal with the alternative minimum tax or other federal taxes (such as estate or gift tax) or with foreign, state or local tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the U.S. federal income tax consequences applicable to you if you are subject to special treatment under U.S. federal income tax laws (including if you are a U.S. expatriate or U.S. expatriated entity, a financial institution, an insurance company, a tax-exempt organization, a trader, broker or dealer in securities or currencies, a “controlled foreign corporation,” a “passive foreign investment company,” an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment).
We have not sought and do not expect to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our Class A common stock that differ from those discussed below.

This summary is for general information only and is not intended to constitute a complete description of all U.S. federal income tax consequences for non-U.S. holders relating to the ownership and disposition of shares of our Class A common stock. If you are considering the purchase of shares of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of shares of our Class A common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.
This discussion generally assumes that a non-U.S. holder will structure its investment in shares of our Class A common stock so as to avoid the additional withholding tax described below under “—Legislation Affecting Taxation of Class A Common Stock Held by or Through Foreign Entities.”
Dividends
In general, cash distributions on shares of our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our Class A common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock.
In the event that we do pay dividends and subject to the discussions below of the backup withholding tax and FATCA legislation, dividends paid to a non-U.S. holder generally will be subject to a U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8 ECI or other applicable form). Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. However, an applicable income tax treaty may provide that the dividends would not be subject to U.S. federal income tax on a net income basis if the dividends are attributable to a permanent establishment that the non-U.S. holder maintains in the United States. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a U.S. trade or business (unless an applicable income tax treaty provides otherwise).
A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to furnish a valid IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if shares of our Class A common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations.
A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Shares of Class A Common Stock
Subject to the discussions below of the backup withholding tax and the FATCA legislation, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:
•
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);
•
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•
  we are or have been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our Class A common stock (the “applicable period”).
In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the sale, which may be offset by certain U.S. source capital losses, even though the individual is not considered a resident of the United States under the Code.
We believe we are not and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, so long as our Class A common stock is regularly traded on an established securities market, a non-U.S. holder will be subject to U.S. federal income tax on any gain not otherwise taxable only if such non-U.S. holder actually or constructively owned more than five percent of our outstanding Class A common stock at some time during the applicable period. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.
Information Reporting and Backup Withholding
The amount of dividends paid to each non-U.S. holder, and the tax withheld with respect to such dividends will be reported annually to the IRS and to each such holder, regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.
A non-U.S. holder generally will be subject to backup withholding with respect to dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition by a non-U.S. holder of shares of our Class A common stock within the United States or conducted through certain U.S.-related financial intermediaries unless such non-U.S. holder certifies under penalty of perjury that it is not a U.S. person (as defined under the Code), and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a United States person, or such non-U.S. holder otherwise establishes an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Legislation Affecting Taxation of Class A Common Stock Held by or Through Foreign Entities
Legislation enacted in 2010, known as the “FATCA” legislation, generally will impose a withholding tax of 30% on dividend income from our Class A common stock and on the gross proceeds of a sale or other disposition of our Class A common stock paid to a “foreign financial institution” (as specifically defined for this purpose), unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Absent any applicable exception, this legislation also generally will impose a withholding tax of 30% on dividend income from our Class A common stock and the gross proceeds of a sale or other disposition of our Class A common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the applicable withholding agent either with (i) a certification identifying the substantial U.S. owners of the entity, which generally include any U.S. person who directly or indirectly owns more than 10% of the entity (or more than zero percent in the case of certain entities) or (ii) a certification that the entity does not have any substantial U.S. owners. Under certain circumstances, a non-U.S. holder of our Class A common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Under final Treasury regulations and related guidance, this legislation only applies to payments of dividends made after June 30, 2014 and payments of gross proceeds from a sale or other disposition of Class A common stock made after December 31, 2016. Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our Class A common stock.
THE SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME OTHER TAX CONSIDERATIONS OF OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

UNDERWRITING
Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholder and the underwriters, we and the selling stockholder have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholder, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. LLC
Barclays Capital Inc.
Guggenheim Securities, LLC
Macquarie Capital (USA) Inc.
Cantor Fitzgerald & Co.
Total	11,765,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us and the selling stockholder that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholder	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $      and are payable by us and the selling stockholder. The underwriters have agreed to reimburse us an amount of up to $           for certain expenses of the offering.

Option to Purchase Additional Shares
The selling stockholder has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,764,750 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We and the selling stockholder, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and the selling stockholder have agreed, with certain limited exceptions, not to directly or indirectly:
•
  offer, pledge, sell or contract to sell any common stock;
•
  sell any option or contract to purchase any common stock;
•
  purchase any option or contract to sell any common stock;
•
  grant any option, right or warrant for the sale of any common stock;
•
  lend or otherwise dispose of or transfer any common stock;
•
  request or demand that we file a registration statement related to the common stock; or
•
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Listing
We have applied for listing of our Class A common stock on the NASDAQ, under the symbol “PAHC.”
Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholder and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;
•
  our financial information;
•
  the history of, and the prospects for, the Company and the industry in which we compete;
•
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;
•
  the present state of our development; and
•
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on NASDAQ, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is the Administrative Agent with respect to our Domestic Senior Credit Facility. In addition, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender under our Domestic Senior Credit Facility and will receive its respective share of any repayment by us of amounts outstanding under our Domestic Senior Credit Facility with the net proceeds of this offering. See “Use of Proceeds.” In addition, affiliates of certain of the underwriters, including the Representatives, are expected to be agents and lenders under our New Credit Facilities.
Perella Weinberg Partners LP (“Perella Weinberg”), a Financial Industry Regulatory Association, Inc. (“FINRA”) member, is acting as our financial advisor in connection with the offering. We expect to pay Perella Weinberg, upon the successful completion of this offering, a fee of $1,000,000 for its services. The underwriters have agreed to reimburse us for $700,000 of such fees. We have also agreed to reimburse Perella Weinberg for certain expenses incurred in connection with the engagement of up to $50,000, and, in our sole discretion, may pay Perella Weinberg an additional incentive fee in an amount up to 0.5% of the gross proceeds of this offering. Perella Weinberg is not acting as an underwriter and will not sell or offer to sell any securities and will not identify, solicit or engage directly with potential investors. In addition, Perella Weinberg will not underwrite or purchase any of the offered securities or otherwise participate in any such undertaking.
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:
A.
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;
B.
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or
C.
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.
Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Company, the representatives and its affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.
For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS
Kirkland & Ellis LLP, New York, New York will pass upon the validity of the Class A common stock offered hereby on our behalf. The validity of the Class A common stock offered hereby will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.
EXPERTS
The financial statements as of June 30, 2013 and June 30, 2012 and for each of the three years in the period ended June 30, 2013 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the Class A common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. Such periodic and current reports, proxy statements and other information will be available to the public on the SEC’s website at www.sec.gov and free of charge through our website at www.pahc.com. To receive copies of public records not posted to the SEC’s website at prescribed rates, you may complete an online form at www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Please note that our website address is provided as an inactive textual reference only. The information contained on, or accessible through, our website is not part of this prospectus and is therefore not incorporated by reference.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Audited Annual Consolidated Financial Statements

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Phibro Animal Health Corporation:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Phibro Animal Health Corporation and its subsidiaries at June 30, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
New York, New York
September 17, 2013, except for the effects of the revisions and restatement described in Note 2 and the change in composition of the reportable segments discussed in Note 17, as to which the date is January 9, 2014

PHIBRO ANIMAL HEALTH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the Years Ended June 30	2013	2012	2011
	(in thousands, except per share)
Net sales	$653,151	$654,101	$618,333
Cost of goods sold	474,187	489,962	471,668
Gross profit	178,964	164,139	146,665
Selling, general and administrative expenses	122,233	114,814	105,429
Operating income	56,731	49,325	41,236
Interest expense	31,383	31,436	30,369
Interest expense, shareholders	4,388	4,264	4,226
Interest (income)	(142)	(281)	(307)
Foreign currency (gains) losses, net	3,103	1,192	(5,758)
Other (income) expense, net	151	(400)	593
Loss on extinguishment of debt	—	—	20,002
Income (loss) before income taxes	17,848	13,114	(7,889)
Provision (benefit) for income taxes	(7,043)	6,138	5,033
Net income (loss)	$24,891	$6,976	$(12,922)
Other comprehensive income (loss):
Fair value of derivative instruments	$(222)	$(841)	$58
Foreign currency translation adjustment	(5,968)	(15,077)	2,940
Unrecognized net pension gains (losses)	5,390	(10,413)	1,014
Tax (provision) benefit on other comprehensive income (loss)	(2,016)	—	(358)
Other comprehensive income (loss)	$(2,816)	$(26,331)	$3,654
Comprehensive income (loss)	$22,075	$(19,355)	$(9,268)
Net income (loss) per share—basic and diluted	$0.36	$0.10	$(0.19)
Weighted average number of shares—basic and diluted	68,910	68,910	68,910
Pro forma net income per share (unaudited)— basic and diluted	$0.82
Pro forma weighted average number of shares (unaudited)—basic and diluted	30,458

The accompanying notes are an integral part of these consolidated financial statements

PHIBRO ANIMAL HEALTH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

As of June 30	2013	2012
	(in thousands)
ASSETS
Cash and cash equivalents	$27,369	$53,900
Accounts receivable, net	99,137	99,140
Inventories	140,032	120,123
Prepaid expenses and other current assets	29,848	28,724
Total current assets	296,386	301,887
Property, plant and equipment, net	104,422	101,661
Intangibles, net	35,155	15,049
Other assets	38,179	22,311
Total assets	$474,142	$440,908
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current portion of long-term debt	$64	$5,350
Accounts payable	57,902	67,932
Accrued expenses and other current liabilities	57,438	52,583
Total current liabilities	115,404	125,865
Domestic senior credit facility	34,000	14,000
Long-term debt	297,666	297,305
Long-term debt, shareholders	33,874	33,466
Other liabilities	62,136	58,500
Total liabilities	543,080	529,136
Commitments and contingencies
Common shares	7	7
Paid-in capital	42,948	42,733
Accumulated deficit	(94,121)	(116,012)
Accumulated other comprehensive income (loss)	(17,772)	(14,956)
Total shareholders’ deficit	(68,938)	(88,228)
Total liabilities and shareholders’ deficit	$474,142	$440,908

The accompanying notes are an integral part of these consolidated financial statements

PHIBRO ANIMAL HEALTH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended June 30	2013	2012	2011
	(in thousands)
OPERATING ACTIVITIES
Net income (loss)	$24,891	$6,976	$(12,922)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	19,023	17,527	16,696
Amortization of deferred financing costs	1,366	1,418	1,405
Amortization of imputed interest and debt discount	560	327	428
Deferred income taxes	(12,035)	(2,392)	653
Foreign currency (gains) losses, net	2,887	3,414	(7,568)
Other	(1,438)	(482)	1,168
Loss on extinguishment of debt	—	—	20,002
Payments of premiums and costs on extinguished debt	—	—	(15,574)
Changes in operating assets and liabilities:
Accounts receivable	(729)	(3,775)	(4,586)
Inventories	(25,106)	(745)	(8,677)
Prepaid expenses and other current assets	(7,548)	(3,407)	4,727
Other assets	(363)	(5,792)	496
Accounts payable	(6,601)	6,410	1,147
Accrued expenses and other liabilities	5,508	12,403	(2,075)
Net cash provided (used) by operating activities	415	31,882	(4,680)
INVESTING ACTIVITIES
Capital expenditures	(19,947)	(14,824)	(21,635)
Business acquisitions	(18,692)	(3,384)	—
Sales of assets	1,303	571	2,172
Net cash provided (used) by investing activities	(37,336)	(17,637)	(19,463)
FINANCING ACTIVITIES
Borrowings under the domestic senior credit facility	75,000	1,000	64,362
Repayments of the domestic senior credit facility	(55,000)	(4,500)	(46,862)
Proceeds from long-term debt	—	—	296,795
Payments of long-term debt and capital leases	(5,201)	(4,718)	(245,971)
Debt issuance costs	(924)	—	(8,161)
Dividends paid to common shareholders	(3,000)	—	(50,000)
Net cash provided (used) by financing activities	10,875	(8,218)	10,163
Effect of exchange rate changes on cash	(485)	(725)	(127)
Net increase (decrease) in cash and cash equivalents	(26,531)	5,302	(14,107)
Cash and cash equivalents at beginning of period	53,900	48,598	62,705
Cash and cash equivalents at end of period	$27,369	$53,900	$48,598
Supplemental cash flow information
Interest paid	$33,824	$34,059	$30,079
Income taxes paid	7,061	7,217	3,799
Non-cash investing and financing activities
Business acquisitions	$4,550	$3,000	$—
Leasehold improvements	—	1,569	—
Capital lease additions	103	120	102

The accompanying notes are an integral part of these consolidated financial statements

PHIBRO ANIMAL HEALTH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Common Shares	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	(in thousands)
As of June 30, 2010	$7	$42,134	$(60,066)	$7,721	$(10,204)
Net income (loss)			(12,922)		(12,922)
Other comprehensive income (loss):
Fair value of derivative instruments				58	58
Foreign currency translation adjustment				2,940	2,940
Unrecognized net pension gains (losses)				1,014	1,014
Tax (provision) benefit on other comprehensive income (loss)				(358)	(358)
Comprehensive income (loss)					(9,268)
Dividend to common shareholders			(50,000)		(50,000)
Share-based compensation expense		404			404
As of June 30, 2011	$7	$42,538	$(122,988)	$11,375	$(69,068)
Net income (loss)			6,976		6,976
Other comprehensive income (loss):
Fair value of derivative instruments				(841)	(841)
Foreign currency translation adjustment				(15,077)	(15,077)
Unrecognized net pension gains (losses)				(10,413)	(10,413)
Tax (provision) benefit on other comprehensive income (loss)				—	—
Comprehensive income (loss)					(19,355)
Share-based compensation expense		195			195
As of June 30, 2012	$7	$42,733	$(116,012)	$(14,956)	$(88,228)
Net income (loss)			24,891		24,891
Other comprehensive income (loss):
Fair value of derivative instruments				(222)	(222)
Foreign currency translation adjustment				(5,968)	(5,968)
Unrecognized net pension gains (losses)				5,390	5,390
Tax (provision) benefit on other comprehensive income (loss)				(2,016)	(2,016)
Comprehensive income (loss)					22,075
Dividend to common shareholders			(3,000)		(3,000)
Share-based compensation expense		215			215
As of June 30, 2013	$7	$42,948	$(94,121)	$(17,772)	$(68,938)

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE)
1. Description of Business
Phibro Animal Health Corporation (“PAHC” or “Phibro”) and its subsidiaries (together, the “Company”) is a diversified global developer, manufacturer and marketer of a broad range of animal health and nutrition products to the poultry, swine, cattle, dairy, aquaculture and ethanol markets. The Company is also a manufacturer and marketer of performance products for use in the personal care, automotive, industrial chemical and chemical catalyst industries. Unless otherwise indicated or the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and similar expressions refer to PAHC and its subsidiaries.
2. Revisions to and Restatement of Consolidated Financial Statements
We have revised or restated our previously issued consolidated financial statements to correct certain errors primarily related to differences in reconciliations, differences in accruals, reserves and cut-off estimates, income tax provision calculations and various other items. The revisions and restatement are reflected in these consolidated financial statements. We revised fiscal years 2013 and 2012 because we concluded the changes were not material individually or in the aggregate to our annual or interim consolidated financial statements. We restated fiscal year 2011 because we concluded the changes were material in the aggregate to our annual and interim consolidated financial statements.
3. Summary of New Accounting Standards and Significant Accounting Policies
New Accounting Standards
In January 2013, the FAS B issued Accounting Standard Update (“ASU”) 2013-1, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, an update to ASU 2011-11. The ASU clarifies the scope of transactions that are subject to the disclosures about offsetting in the balance sheet. The ASU update clarifies that ordinary trade receivables and receivables are not in the scope of ASU 2011-11. Specifically, ASU 2011-11 applies only to derivatives, repurchase agreements and reverse purchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria contained in FASB Accounting Standards Codification or subject to a master netting arrangement or similar agreement. An entity is required to apply the amendments for fiscal years beginning on or after January 1, 2013, and interim periods within those annual periods. We do not expect the ASU to have a material impact on our consolidated financial statements.
In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This guidance requires an entity to provide information about the amount reclassified out of accumulated other comprehensive income by component and to present either on the face of the statement where net income is presented, or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. The guidance is effective for reporting periods beginning after December 15, 2013 for non-public entities. We do not expect the ASU to have a material impact on our consolidated financial statements.
In February 2013, the FASB issued an ASU regarding the measurement of obligations resulting from joint and several liability arrangements that may include debt agreements, other contractual obligations and settled litigation or judicial rulings. The provisions of this standard require that these obligations are measured at the amount representing the agreed upon obligation of the company as well as additional liability amounts it expects to assume on behalf of other parties in the arrangement. The provisions of the new standard are effective January 1, 2014. We do not expect the ASU to have a significant impact on our consolidated financial statements.
In February 2013, the FASB issued ASU 2013-04, Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date, which provides guidance for the recognition, measurement, and disclosure of obligations resulting from

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

joint and several liability arrangements. For liabilities within its scope, the ASU requires an entity to measure the obligation as the sum of the amount the entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. We do not expect the ASU to have a material impact on our consolidated financial statements.
In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets with a Foreign Entity or of an Investment in a Foreign Entity, which clarifies the applicable guidance for a parent company’s accounting for the release of the cumulative translation adjustment into net income upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The ASU is effective for fiscal year ends and interim periods with those years beginning after December 15, 2013 on a prospective basis. We do not expect the ASU to have a material impact on our consolidated financial statements.
In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The guidance clarifies when it is appropriate for an unrecognized tax benefit, or portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset. ASU 2013-11 is effective for interim and annual periods beginning after December 15, 2013. Early adoption is permitted. The guidance should be applied prospectively to all unrecognized tax benefits that exist at the effective date; however, retrospective application is also permitted. The Company has elected to early adopt the provisions of this pronouncement, and it did not have a material impact on our consolidated financial statements.
Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of PAHC and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. The decision whether or not to consolidate an entity requires consideration of majority voting interests, as well as effective economic control over the entity.
We present our financial statements on the basis of our fiscal year ending June 30. All references to years in these financial statements refer to the fiscal year ending or ended June 30 of that year.
Certain reclassifications have been made to prior year amounts to conform to current year presentation.
Risks, Uncertainties and Liquidity
Our ability to fund our operating plan depends upon the continued availability of borrowings under the domestic senior credit facility. We believe we will be able to comply with the terms of the covenants under the domestic senior credit facility based on our forecasted operating plan. In the event of adverse operating results and/or violation of covenants under this facility, there can be no assurance we would be able to obtain waivers or amendments on favorable terms, if at all. Our operating plan projects adequate liquidity throughout the year. We also have availability under foreign credit lines that would be available as needed.
An expansion of the regulatory restrictions on the use of antibiotics or antibacterials in food-producing animals could result in a decrease in our sales. The issue of the potential for increased bacterial resistance to certain antibiotics used in certain food-producing animals is the subject of discussions on a worldwide basis and, in certain instances, has led to government restrictions on or banning of the use of antibiotics in these food-producing animals. Legislative bills are introduced in Congress from time to time, some of which, if adopted, could have an adverse effect on our business. In the past, such bills that could have had a material adverse effect have not had sufficient support to become law. The sale of antibiotics and antibacterials is a material portion of our business. Should regulatory or other developments result in restrictions on the sale of such products, it could have a material adverse impact on our financial position, results of operations and cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The testing, manufacturing, and marketing of certain of our products are subject to extensive regulation by numerous government authorities in the United States and other countries.
We have significant assets in Israel, Brazil and other locations outside of the United States and a significant portion of our sales and earnings are attributable to operations conducted abroad. Our assets, results of operations and future prospects are subject to currency exchange fluctuations and restrictions, energy shortages, other economic developments, political or social instability in some countries, and uncertainty of, and governmental control over, commercial rights, which could result in a material adverse impact on our financial position, results of operations and cash flows.
We are subject to environmental laws and regulations governing the use, storage, handling, generation, treatment, emission, release, discharge and disposal of certain materials and wastes, the remediation of contaminated soil and groundwater, the manufacture, sale and use of regulated materials, including pesticides and the health and safety of employees. As such, the nature of our current and former operations and those of our subsidiaries expose us and our subsidiaries to the risk of claims with respect to such matters.
Unaudited Pro Forma Net Income Per Share
The unaudited pro forma net income per share has been calculated after giving effect to the stock split that will take place immediately prior to the completion of this offering.
Use of Estimates
Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ from these estimates. Significant estimates include reserves for bad debts, inventory obsolescence, depreciation and amortization periods of long-lived and intangible assets, recoverability of long-lived and intangible assets and goodwill, realizability of deferred income tax and value-added tax assets, environmental matters and actuarial assumptions related to our pension plans. We regularly evaluate our estimates and assumptions using historical experience and other factors. Our estimates are based on complex judgments, probabilities and assumptions that we believe to be reasonable.
Prepaid expenses and other current assets include $7,138 and $6,849 of Brazil value-added tax assets as of June 30, 2013 and 2012, respectively. Based on current regulations, the Company believes the carrying value of the assets will be realized. However, should the regulations change, or the application of the regulations by the taxing authority be modified, some portion of the assets may become unrecoverable.
Revenue Recognition
Revenue is recognized upon transfer of title and when risk of loss passes to the customer. Certain of our businesses have terms of FOB shipping point where title and risk of loss transfer on shipment. Certain of our businesses have terms of FOB destination where title and risk of loss transfer on delivery. In the case of FOB destination, revenue is not recognized until products are received and accepted by the customer. Additional conditions for recognition of revenue are that collections of sales proceeds are reasonably assured and we have no further performance obligations. We record estimated reductions to revenue for customer programs and incentive offerings, including pricing arrangements and other volume-based incentives, at the time the sale is recorded. Royalty and licensing income from licensing agreements are recognized as earned under the terms of the related agreements and are included in net sales in the consolidated statements of operations and comprehensive income. Net Sales also include shipping and handling fees billed to customers. Delivery costs to our customers are included in cost of goods sold on the statement of operations and comprehensive income.
Cash and Cash Equivalents
Cash equivalents include highly liquid investments with maturities of three months or less when purchased. Cash and cash equivalents held at financial institutions may at times exceed federally insured amounts. The Company believes it mitigates its risks by investing in or through major financial institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable and Allowance for Doubtful Accounts
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. We grant credit terms in the normal course of business and do not normally require collateral or other security to support credit sales. Our ten largest customers represented, in the aggregate, approximately 24% and 19% of accounts receivable at June 30, 2013 and 2012, respectively.
The allowance for doubtful accounts is our best estimate of the probable credit losses in existing accounts receivable. We monitor the financial performance and creditworthiness of our customers so that we can properly assess and respond to changes in their credit profile. We also monitor domestic and international economic conditions for the potential impact on our customers. Past due balances are reviewed individually for collectability. Bad debts have been minimal. Account balances are charged against the allowance when we determine it is probable the receivable will not be recovered.
Inventories
Inventories are valued at the lower of cost or market. Cost is determined principally under weighted average and standard cost methods, which approximate first-in, first-out (FIFO). Obsolete and unsalable inventories, if any, are reflected at estimated net realizable value. Inventory costs include materials, direct labor and manufacturing overhead.
Property, Plant and Equipment
Property, plant and equipment are stated at cost. We capitalize interest expense as part of the cost of construction of facilities and equipment. No interest expense was capitalized in 2013, 2012 and 2011.
Depreciation is charged to results of operations using the straight-line method based upon the assets’ estimated useful lives ranging from 8 to 25 years for buildings and improvements and 3 to 16 years for machinery and equipment.
We capitalize costs that extend the useful life or productive capacity of an asset. Repair and maintenance costs are expensed as incurred. In the case of disposals, the assets and related accumulated depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in the consolidated statements of operations and comprehensive income.
Capitalized Software Costs
Costs paid to third parties to obtain, develop and implement software for internal use are capitalized. The capitalization rules specify different stages of development and the related accounting guidance that accompanies each stage. Internal costs of employees who are directly associated with the software project are also capitalized. Software costs that do not meet the capitalization criteria are expensed. Capitalized software costs are included in property, plant and equipment on the consolidated balance sheets and are amortized on a straight-line basis over seven years.
Deferred Financing Costs
Deferred financing costs related to our debt are amortized over the respective lives of the instruments evidencing such debt. For our long-term debt which have fixed interest rates, the amortization approximates the effective interest rate method. Amortization of deferred financing costs is included in interest expense in the consolidated statements of operations and comprehensive income.
Acquisitions, Intangible Assets and Goodwill
Our consolidated financial statements reflect the operations of an acquired business starting from the completion of the transaction. Assets acquired and liabilities assumed are recorded at the date of acquisition at their fair values, with any excess of the purchase price over the fair values of the net assets acquired recorded as goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Significant judgment is required to determine the fair value of intangible assets and in assigning their respective useful lives. Accordingly, we typically obtain the assistance of third-party valuation specialists for significant tangible and intangible assets. The fair values are based on available historical information and on future expectations and assumptions deemed reasonable by management, but are inherently uncertain. We typically use an income method to measure the fair value of intangible assets, which is based on forecasts of the expected future cash flows attributable to the respective assets. Significant estimates and assumptions inherent in the valuations reflect a consideration of other marketplace participants, and include the amount and timing of future cash flows (including expected growth rates and profitability), the underlying product or technology life cycles, economic barriers to entry and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances could affect the accuracy or validity of the estimates and assumptions. Determining the useful life of an intangible asset also requires judgment. Our estimates of the useful lives of intangible assets are primarily based on a number of factors including competitive environment, underlying product life cycles, operating plans and the macroeconomic environment of the countries in which the products are sold. All of our acquired intangible assets are expected to have determinable useful lives. The costs of intangible assets are amortized to expense over their estimated lives.
Impairments of Long-Lived Assets
We evaluate long-lived assets, including intangible assets and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment could include such factors as unplanned negative cash flow or a reduction in expected future cash flows. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are determined to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Application of alternative assumptions, such as changes in the estimate of future cash flows, could produce significantly different results. Because of the significance of the judgments and estimation processes, it is likely that different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change.
We evaluate individual intangible assets for impairment by comparing the book values of each asset to the estimated fair value. We evaluate goodwill for impairment by comparing the book value to the fair value of the business to which the goodwill relates. We determine the fair value of our intangible assets and businesses using the income approach, based on estimated future cash flows. Considerable management judgment is necessary to evaluate the impact of operating and macroeconomic changes and to estimate future cash flows to measure fair value. Assumptions used in our impairment evaluations, such as forecasted growth rates, are consistent with internal projections and operating plans. If the fair value of an asset exceeds its net book value, no impairment exists. When fair value is less than the carrying value of the asset, an impairment test is performed to measure and recognize the amount of the impairment loss, if any.
Foreign Currency Translation
The financial position and results of operations of our international subsidiaries generally are measured using local currencies as the functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect at each fiscal year end. The translation adjustments related to assets and liabilities that arise from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss) in shareholders’ deficit. Income statement accounts are translated at the average rates of exchange prevailing during the year.
Certain of our Israeli operations have designated the U.S. dollar as their functional currency. Gains and losses arising from remeasurement of local currency accounts into U.S. dollars are included in determining net income or loss.
Foreign currency transaction gains and losses primarily arise from intercompany balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive Income (Loss)
FASB Accounting Standards Codification (“ASC”) No. 220, “Comprehensive Income” (“ASC 220”), establishes rules for reporting and display of comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss) consists of net income (loss) and the net change in: (i) fair value of derivative instruments, net; (ii) foreign currency translation adjustment; and (iii) unrecognized net pension gains (losses), net.
Derivative Financial Instruments
We record all derivative financial instruments on the consolidated balance sheets at fair value. Changes in the fair value of derivatives are recorded in results of operations or accumulated other comprehensive income (loss), depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive income (loss) are included in the results of operations in the periods in which operations are affected by the hedged item.
We utilize certain financial instruments to manage foreign currency and commodity exposures, primarily related to forecasted transactions. To qualify a derivative as a hedge, we document the nature and relationships between hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. We hedge forecasted transactions for periods not exceeding the next twenty-four months. We do not engage in trading or other speculative uses of financial instruments.
From time to time, we use forward contracts and options to mitigate exposure to changes in foreign currency exchange rates and as a means of hedging forecasted operating costs. When using options as a hedging instrument, we exclude the time value from the assessment of effectiveness. For contracts that qualify as a hedge, all cumulative changes in a foreign currency option’s fair value are deferred as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are reported on the consolidated statements of operations and comprehensive income. We also utilize, on a limited basis, certain commodity derivatives, primarily for copper used in the manufacturing process, to hedge the cost of anticipated production requirements.
Fair Value Measurements
ASC No. 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value as the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement that should be determined using assumptions that market participants would use in pricing an asset or liability. ASC 820 uses a three level hierarchy to prioritize the inputs used in measuring fair value. Level 1 inputs include quoted prices in active markets for identical assets or liabilities. Level 2 inputs include observable inputs other than level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs include unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.
Environmental Liabilities
Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. We capitalize expenditures made to improve the condition of property, compared with the condition of that property when constructed or acquired. Expenditures that prevent future environmental contamination are also capitalized. Other expenditures are expensed as incurred and are recorded in selling, general and administrative expenses in the consolidated statement of operations and comprehensive income. We record the expense and related liability in the period an environmental assessment indicates remedial efforts are probable and the costs can be reasonably

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

estimated, and we record anticipated recoveries under existing insurance contracts. Estimates of the liability are based upon currently available facts, existing technology, and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors. All available evidence is considered, including prior experience in remediation of contaminated sites, other companies’ experiences, and data released by the U.S. Environmental Protection Agency or other organizations. When such costs will be incurred over a long-term period and can be reliably estimated as to timing, the liabilities are included in the consolidated balance sheets. The estimated liabilities are not discounted.
Income Taxes
The provision for income taxes includes U.S. federal, state, and foreign income taxes. Our annual tax rate is determined based on our income, statutory tax rates, tax planning opportunities available in the various jurisdictions in which we operate and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires certain items be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities. Deferred tax assets generally represent the tax effect of items that can be used as a tax deduction or credit in future years for which we have already recorded the tax benefit in our income statement. Deferred tax liabilities generally represent tax expense recognized in our financial statements for which payment has been deferred, the tax effect of expenditures for which a deduction has already been taken in our tax return but has not yet been recognized in our financial statements or assets recorded at fair value in business combinations for which there was no corresponding tax basis adjustment.
Significant judgment is required in determining our tax provision and in evaluating our tax positions. The recognition and measurement of a tax position is based on management’s best judgment given the facts, circumstances and information available at the reporting date. Inherent in determining our annual tax rate are judgments regarding business plans, planning opportunities and expectations about future outcomes. Realization of certain deferred tax assets, primarily net operating loss carryforwards, is dependent upon generating sufficient taxable income in the appropriate jurisdiction prior to the expiration of the carryforward periods. We establish valuation allowances for deferred tax assets when the amount of expected future taxable income is not likely to support the use of the deduction or credit.
We operate in multiple jurisdictions with complex tax policy and regulatory environments. In certain of these jurisdictions, we may take tax positions that management believes are supportable, but are potentially subject to successful challenge by the applicable taxing authority. We evaluate our tax positions and establish liabilities in accordance with the applicable accounting guidance on uncertainty in income taxes. We review these tax uncertainties in light of changing facts and circumstances, such as the progress of tax audits, and adjust them accordingly.
Because there are a number of estimates and assumptions inherent in calculating the various components of our tax provision, certain changes or future events such as changes in tax legislation, geographic mix of earnings, completion of tax audits or earnings repatriation plans could have an impact on those estimates and our effective tax rate.
Research and Development Expenditures
Research and development expenditures are expensed as incurred and are recorded in selling, general and administrative expenses in the consolidated statements of operations and comprehensive income. Most of our manufacturing facilities have chemists and technicians on staff involved in product development, quality assurance, quality control and also providing technical services to customers. Research, development and technical service efforts are conducted at various facilities. We operate animal health and nutrition research and development facilities in Guarulhos, Brazil; Beit Shemesh, Israel; Naot Hovav, Israel; Quincy, Illinois; St. Paul, Minnesota; Corvallis, Oregon; and Manhattan, Kansas. These facilities provide research and development services relating to: fermentation development and micro-biological strain improvement; vaccine development; chemical synthesis and formulation development; nutritional supplement development; and ethanol-related products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Share-Based Compensation
The Company recognizes compensation cost in accordance with ASC No. 718, “Compensation— Stock Compensation” (“ASC 718”), which requires all share-based payments to employees, including grants of stock options, to be expensed over the requisite service period based on the grant date fair value of the awards. The Company determines the fair value of certain share-based awards using the Black-Scholes option-pricing model which uses both historical and current market data to estimate the fair value. This method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options.
Subsequent Events
We evaluate events and transactions that occur subsequent to the balance sheet date and through the issuance date of our financial statements to determine the necessity for recognition and/or reporting of any of these events and transactions in our financial statements.
Dividend (unaudited)
In February 2014, we declared and paid a $25.0 million dividend to our shareholders. The dividend principally was funded by cash repatriated from our international subsidiaries. We amended our Domestic Senior Credit Facility to permit the dividend and exclude the payment from the financial covenant calculations.
As of March 7, 2014, there are no other subsequent events to be recognized or reported.
4. Statements of Operations—Additional Information

For the Years Ended June 30	2013	2012	2011
Interest expense
Domestic senior credit facility	$1,250	$977	$793
Senior notes and senior subordinated notes	27,750	27,750	26,482
Mayflower, Teva and BFI term loans	4,132	4,605	5,036
Amortization of deferred financing fees	1,366	1,418	1,405
Amortization of debt discount and other	1,273	950	879
	$35,771	$35,700	$34,595
Depreciation and amortization
Depreciation of property, plant and equipment	$14,917	$14,425	$12,163
Amortization of intangible assets	4,106	3,048	3,805
Amortization of other assets	—	54	728
Depreciation and amortization	$19,023	$17,527	$16,696

Depreciation of property, plant and equipment includes amortization of capitalized software costs of $1,627, $1,686 and $992 during 2013, 2012 and 2011, respectively.
Amortization of intangible assets is expected to be $4,745; $4,281; $3,752; $2,917; $2,746; and $16,714 for 2014, 2015, 2016, 2017 and 2018 and thereafter, respectively.

Research and development expenditures	$6,638	$7,189	$6,807

5. Balance Sheets—Additional Information

As of June 30	2013	2012
Accounts receivable, net
Trade accounts receivable	$99,795	$100,181
Allowance for doubtful accounts	(658)	(1,041)
Trade accounts receivable, net	$99,137	$99,140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30	2013	2012
Allowance for doubtful accounts
Balance at beginning of period	$1,041	$1,029
Provision for bad debts	(124)	(115)
Effect of changes in exchange rates	(265)	127
Bad debt write-offs (recovery)	6	—
Balance at end of period	$658	$1,041
Inventories
Raw materials	$35,702	$35,285
Work-in-process	7,541	5,728
Finished goods	96,789	79,110
	$140,032	$120,123
Property, plant and equipment, net
Land	$9,746	$9,065
Buildings and improvements	46,960	46,414
Machinery and equipment	156,247	144,712
	212,953	200,191
Accumulated depreciation	(108,531)	(98,530)
	$104,422	$101,661

Certain facilities in Israel are on land leased for a nominal amount from the Israel Land Authority. The lease expires July 9, 2027. Certain facilities in Israel are on leased land. The lease expires November 30, 2035.
Net equipment under capital leases was $152 and $604 at June 30, 2013 and 2012, respectively, including accumulated depreciation of $39 and $783, respectively.
Property, plant and equipment, net includes internal-use software costs, net of accumulated depreciation, of $7,845 and $8,200 at June 30, 2013 and 2012, respectively.
Machinery and equipment includes construction-in-progress of $5,543 and $4,967 at June 30, 2013 and 2012, respectively.

As of June 30	2013	2012
Intangibles, net
Cost
Medicated feed additive product registrations	$12,115	$12,125
Rights to sell in international markets	4,292	4,292
Customer relationships	10,691	10,728
Technology	28,259	4,480
Distribution agreements	3,493	2,970
Trade names, trademarks and other	2,740	2,740
	61,590	37,335
Accumulated amortization
Medicated feed additive product registrations	(10,778)	(10,638)
Rights to sell in international markets	(3,861)	(3,431)
Customer relationships	(3,203)	(2,137)
Technology	(3,729)	(2,187)
Distribution agreements	(3,179)	(2,538)
Trade names, trademarks and other	(1,685)	(1,355)
	(26,435)	(22,286)
	$35,155	$15,049

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30	2013	2012
Other assets
Goodwill	$12,613	$1,717
Insurance claim receivable	5,350	5,350
Deferred financing fees	5,212	5,654
Deferred taxes	4,755	112
Other	10,249	9,478
	$38,179	$22,311
Goodwill roll-forward
Balance at beginning of period	$1,717	$1,717
OGR acquisition	10,896	—
Balance at end of period	$12,613	$1,717
Accrued expenses and other current liabilities
Employee related accruals	$17,823	$17,630
Interest and income tax accruals	15,686	14,442
Commissions and rebates	3,196	2,932
Insurance premiums and casualty claims	1,286	1,295
Professional fees	4,064	3,527
Other accrued liabilities	15,383	12,757
	$57,438	$52,583
Other liabilities
Pension and other retirement benefits	$26,021	$28,995
Long term and deferred taxes	17,580	13,861
Deferred consideration on acquisitions	5,009	2,239
Product liability claims	5,600	5,600
Other long term liabilities	7,926	7,805
	$62,136	$58,500
Accumulated other comprehensive income (loss)
Derivative instruments	$(639)	$(417)
Foreign currency translation adjustment	(2,519)	3,449
Unrecognized net pension gains (losses)	(12,240)	(17,630)
Tax (provision) benefit on other comprehensive income (loss)	(2,374)	(358)
	$(17,772)	$(14,956)

6. Acquisition
On December 20, 2012, Prince Agri Products, Inc. (“Prince Agri”), a subsidiary of Phibro, acquired 100% of the membership interests of OmniGen Research, LLC (“OGR”). This transaction gives the Company all rights to OmniGen-AF® patents and related intellectual property and ownership of certain property, plant and equipment. OmniGen-AF® is a proprietary nutritional supplement that helps maintain a dairy cow’s healthy immune system. Prior to the transaction, Prince Agri had been the exclusive manufacturer and marketer of OmniGen-AF® for 9 years, under a licensing arrangement with OGR.
The purchase price was $22,750, with an initial cash payment of $18,500 and deferred payments of $4,250. The deferred payments are scheduled to be paid $1,000 on or before December 20, 2013, 2014 and 2015, and $1,250 on or before December 20, 2016 (with interest payable solely on the final installment at the rate of 5% annually from December 20, 2012 to the date of payment). The acquisition was financed through cash on hand and the existing domestic senior credit facility of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The acquisition was accounted for as a business combination in accordance with ASC No. 805, “Business Combinations” (“ASC 805”). The results of the business have been included in the consolidated statements of operations and comprehensive income since the date of acquisition. The identifiable intangibles will be amortized over the remaining 12-year life of the principal patents acquired. The allocation of the purchase price after valuation adjustments was:

Assets
Property, plant and equipment	$1,202
Intangibles	23,781
Goodwill	10,896
Total assets	$35,879
Liabilities
Other current and long-term liabilities	$13,129
Total liabilities	13,129
Net assets acquired	$22,750

The Company accounted for the OGR acquisition using the acquisition method of accounting in accordance with ASC No. 805, which requires that assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of net assets acquired is recorded as goodwill. The goodwill relating to this acquisition is not tax deductible for U.S. federal or state tax reporting.
OGR’s only revenues were the royalties paid by Prince Agri. As a result, our operating results benefited from the elimination of the royalties previously paid to OGR, net of operating expenses related to the acquired research and development activities. The unaudited pro forma consolidated results of operations, as if such acquisition had occurred at the beginning of the fiscal year ended June 30, 2012, are as follows:

For the Years Ended June 30	2013	2012
Net sales	$653,151	$654,101
Operating income (loss)	57,854	51,569
Net income (loss)	25,989	9,170
Net income (loss) per share—basic and diluted	0.38	0.13
Depreciation and amortization	19,877	19,235

7. Loss on Early Extinguishment of Debt
In July and August 2010, we retired our 10% senior notes due 2013 and 13% senior subordinated notes due 2014. Our consolidated statements of operations and comprehensive income for the year ended June 30, 2011 includes a loss on early extinguishment of debt as follows:

Tender, consent and redemption premiums	$14,172
Other costs	1,402
Write-off of deferred financing costs related to retired notes and cancelled domestic senior credit facility	4,428
$20,002

8. Debt
Domestic Senior Credit Facility
In April 2013, we amended the domestic senior credit facility to increase the borrowing capacity to $100,000 and extend the term of the agreement to April 30, 2018. We paid $744 for the amendment, which have been recorded as deferred financing fees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2013, we had $34,000 of outstanding borrowings and had outstanding letters of credit and other commitments of $14,954, leaving $51,046 available for borrowings and letters of credit under the domestic senior credit facility. As of June 30, 2012, we had $14,000 of outstanding borrowings and had outstanding letters of credit and other commitments of $14,828, leaving $46,172 available for borrowings and letters of credit under the domestic senior credit facility. Interest rate elections under the domestic senior credit facility are dependent on the senior secured funded debt to EBITDA ratio. For a ratio that is less than 1.25:1, the interest rates are LIBOR plus 2.50% or Prime Rate plus 1.50%. For a ratio that is greater than or equal to 1.25:1, the interest rates are LIBOR plus 2.75% or Prime Rate plus 1.75%. The applicable rate of interest on the outstanding borrowings was 2.69% and 3.24% at June 30, 2013 and 2012, respectively. The domestic senior credit facility matures April 30, 2018. Indebtedness under the domestic senior credit facility is collateralized by a first priority lien on substantially all assets of PAHC and our domestic subsidiaries.
We obtain letters of credit in connection with certain regulatory and insurance obligations, inventory purchases and other contractual obligations. The terms of these letters of credit are all less than one year.
The domestic senior credit facility contains various covenants which, among other things, restrict us and our subsidiaries with respect to: (i) incurring additional debt; (ii) making certain restricted payments or making optional redemptions of the Senior Notes unless certain conditions are satisfied; (iii) making investments or acquiring assets (with permitted exceptions); (iv) disposing of assets (other than in the ordinary course of business); (v) creating any liens on our assets; (vi) entering into transactions with affiliates; (vii) entering into merger or consolidation transactions; (viii) creating guarantee obligations; and (ix) entering into sale and leaseback transactions.
The domestic senior credit facility requires, among other things, the maintenance of a minimum level of consolidated EBITDA, a minimum fixed charge coverage ratio and a maximum senior secured leverage ratio, each calculated on a trailing four quarter basis, and contains an acceleration clause should an event of default (as defined in the agreement) occur. The required minimum level of consolidated EBITDA is $55,000 for measurement periods ending through June 30, 2013. The required minimum level of consolidated EBITDA is $58,000; $65,000; $66,000; $75,000; and $78,000 for measurement periods ending on or after September 30, 2013, 2014, 2015, 2016, and 2017, respectively. As of June 30, 2013, we were in compliance with the financial covenants of the domestic senior credit facility.
Long-Term Debt

As of June 30	2013	2012
Senior notes due July 1, 2018	$300,000	$300,000
Term loan payable to Mayflower due December 31, 2016	24,000	24,000
Term loan payable to BFI due August 1, 2014	10,000	10,000
Term note payable to Teva due annually through January 29, 2013	—	5,500
Capitalized lease obligations	132	209
	334,132	339,709
Unamortized imputed interest and debt discount	(2,528)	(3,588)
	331,604	336,121
Less: current maturities	(64)	(5,350)
	$331,540	$330,771

9.25% Senior Notes Due 2018
The 9.25% senior notes (the “Senior Notes”) are payable in full at maturity on July 1, 2018. The Senior Notes were issued pursuant to an indenture dated July 9, 2010, as amended and supplemented, by and among PAHC, the guarantors named therein and HSBC Bank USA, National Association, as Trustee (the “Indenture”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Senior Notes are guaranteed on a senior unsecured basis by our existing domestic subsidiaries. The Senior Notes rank equally with all of our and the guarantors’ (see “Consolidating Financial Information” in the notes to the consolidated financial statements) existing and future senior unsecured debt and rank senior to all of our and the guarantors’ existing and future debt that is expressly subordinated to the Senior Notes. The Senior Notes are effectively subordinated to all of our and the guarantors’ collateralized indebtedness, including the domestic senior credit facility.
The Indenture governing the Senior Notes contains covenants that limit, among other things, the ability of PAHC and its restricted subsidiaries to: (i) incur additional indebtedness or liens; (ii) pay dividends or make distributions on their capital stock or repurchase their stock; (iii) make certain investments or other restricted payments; (iv) place restrictions on the ability of subsidiaries to pay dividends or make other distributions; (v) issue stock of subsidiaries; (vi) enter into sale and leaseback transactions; (vii) sell certain assets or merge with or into other companies; and (viii) enter into certain types of transactions with shareholders and affiliates.
Mayflower Term Loan
In February 2013, Mayflower L.P. (“Mayflower”) agreed to extend the maturity of its term loan to December 31, 2016. We paid a $180 fee to Mayflower for the extension, which has been recorded as deferred financing fees. All other terms and conditions were unchanged.
The Mayflower term loan of $24,000 is payable in full at maturity on December 31, 2016 and bears interest, payable quarterly, at the rate of 11% per annum. The term loan ranks equal to the domestic senior credit facility and the Senior Notes. It is guaranteed by the same subsidiaries that guarantee the domestic senior credit facility, the Senior Notes and the BFI Co., LLC (“BFI”) term loan. The term loan is made pursuant to a certain Term Loan Agreement dated as of February 12, 2009, as amended, among Mayflower, PAHC and certain subsidiaries of PAHC (the “Mayflower Term Loan Agreement”).
Pursuant to the Mayflower Term Loan Agreement, PAHC issued to Mayflower a Common Stock Purchase Warrant for the purchase of 2,134,021 common shares of the Company, at an exercise price of $5.23 per share. The warrant expired unexercised in August 2013. The $943 fair value of the warrant was credited to paid-in capital reducing the carrying value of the term loan, and was amortized to interest expense over the life of the term loan.
Mayflower owns approximately 30% of the outstanding common shares of PAHC. Prior to approving the term loan from Mayflower, the directors of PAHC received an opinion from an independent financial advisor to PAHC that the terms of the term loan and warrant were fair to PAHC and its shareholders from a financial point of view, and such directors (without the participation of the director appointed by Mayflower) determined that the terms of the term loan and warrant were no less favorable to the Company than those that would reasonably have been obtained in a comparable transaction on an arm’s-length basis by the Company from a person that is not an affiliate of PAHC.
BFI Term Loan
The BFI term loan of $10,000 is payable in full at maturity on August 1, 2014 and bears interest, payable monthly, at the rate of 12% per annum. The BFI term loan is subordinate to the domestic senior credit facility, the Senior Notes and the Mayflower term loan. It is guaranteed by the same subsidiaries that guarantee the domestic senior credit facility, the Senior Notes and the Mayflower term loan. The term loan is made pursuant to a certain term loan agreement dated as of January 29, 2009, as amended, among BFI, PAHC and certain subsidiaries of PAHC (the “BFI Term Loan Agreement”).
Pursuant to the BFI Term Loan Agreement, PAHC issued to BFI a Common Stock Purchase Warrant for the purchase of 875,000 common shares of the Company at an exercise price of $5.23 per share. The warrant is exercisable at any time at the holder’s option, including by a net issue election, until it expires on August 1, 2014. The $488 fair value of the warrant was credited to paid-in capital reducing the carrying value of the term loan, and is being amortized to interest expense over the life of the term loan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

BFI owns approximately 70% of the outstanding common shares of PAHC and Mr. Jack C. Bendheim, the Chairman and President of PAHC, is a managing member of BFI and has sole authority to vote the common shares of PAHC owned by BFI. BFI is a Bendheim family investment vehicle formed as a limited liability company owned by Mr. Bendheim, his wife, their children and spouses and trusts for their benefit and the benefit of his grandchildren. Prior to approving the BFI term loan, the directors of PAHC received an opinion from an independent financial advisor to PAHC that the terms of the term loan and warrant were fair to PAHC and its shareholders from a financial point of view, and such directors (without the participation of Mr. Bendheim) determined that the terms of the term loan and warrant were no less favorable to the Company than those that would reasonably have been obtained in a comparable transaction on an arm’s-length basis by the Company from a person that is not an affiliate of the Company.
Foreign Bank Loans
Our Israeli operations have aggregate credit lines of $15,000, and at June 30, 2013, had $15,000 available for borrowings under these credit lines.
Aggregate Maturities of Long-Term Debt

For the Years Ended June 30
2014	$64
2015	10,058
2016	10
2017	24,000
Thereafter	300,000
Total	$334,132

9. Preferred and Common Shares
Preferred shares and common shares at June 30, 2013 and 2012 were:

As of June 30			2013	2012
	Authorized shares	Par value	Issued and outstanding shares
Preferred shares	1,000,000	$1.00	—	—
Common shares	200,000,000	$0.0001	68,910,000	68,910,000

10. Stock Option Plan
On March 12, 2008, PAHC’s Board and shareholders adopted the 2008 Incentive Plan (the “Incentive Plan”). The Incentive Plan provides directors, officers, employees and consultants to the Company with opportunities to purchase common shares pursuant to options that may be granted, and receive grants of restricted stock and other stock-based awards granted, from time to time by the Board of directors or a committee approved by the Board. The Incentive Plan provides for grants of stock options, stock awards and other incentives for up to 15,000,000 shares. Common shares available for grants pursuant to the Incentive Plan as of June 30, 2013 were 11,610,000.
On February 26, 2009 and April 29, 2013, PAHC’s Compensation Committee awarded stock options with an exercise price of $5.23 per share, pursuant to the Incentive Plan. The exercise price per share was not less than the fair value of the common stock at the grant date. The awards granted are non-qualified stock options that vest at various dates through March 1, 2014. The options expire February 28, 2019.
The weighted-average grant-date fair value of the options was $0.439 per share. The Company recognizes compensation expense for the options over the vesting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30	2013	2012
Outstanding option shares	3,390,000	2,690,000
Vested and exercisable option shares	2,542,500	1,345,000
Fair value of options vested	$1,102	$712
Unrecognized compensation expense	$73	$184

Unrecognized compensation expense will be recognized in 2014. As of June 30, 2013, no options were exercised and none expired.

For the Years Ended June 30	2013	2012	2011
Forfeited option shares	—	—	380,000
Compensation expense	$215	$195	$404

The Company uses the Black-Scholes option pricing model for determining the fair value of option grants. The Black-Scholes model requires several assumptions including:

Risk-free rate of return	2.70%
Expected life	3.0 to 7.5 years
Expected volatility	35% – 50%
Expected dividend yield	0.0%

The risk-free rate of return is based on U.S. treasury rates as of the grant date. The expected life is based on historical turnover rates by employee classification. Expected volatility is estimated based on implied volatility and a comparison to similar publicly traded companies in similar industries. The expected dividend yield assumes the Company will not pay dividends for the expected life of the options.
11. Related Party Transactions
The Mayflower term loan and the BFI term loan are related party transactions. See “Debt” in the notes to the consolidated financial statements for a description of these loans.
Certain relatives of Mr. Bendheim provided services to us as employees or consultants and received aggregate compensation and benefits of approximately $1,858, $1,655 and $1,224 for 2013, 2012 and 2011, respectively.
Phibro and 3i Investments plc have entered into a consultancy agreement pursuant to which 3i Investments plc agrees to provide such services as Phibro requires for a fee of $20 per annum.
12. Employee Benefit Plans
The Company maintains a noncontributory defined benefit pension plan for all domestic nonunion employees who meet certain requirements of age, length of service and hours worked per year. Plan benefits are based upon years of service and average compensation, as defined. The measurement dates for the pension plan were as of June 30, 2013, 2012 and 2011.
Summarized information about the changes in projected benefit obligation, plan assets and the funded status is as follows:

For the Years Ended June 30	2013	2012
Change in benefit obligation
Benefit obligation at beginning of year	$46,811	$36,655
Service cost	2,729	2,093
Interest cost	2,058	1,957
Benefits paid	(796)	(627)
Actuarial (gain) loss	(4,233)	6,733
Benefit obligation at end of year	$46,569	$46,811

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30	2013	2012
Change in plan assets
Fair value of plan assets at beginning of year	$27,856	$26,247
Actual return on plan assets	1,888	(1,895)
Employer contributions	2,553	4,131
Benefits paid	(796)	(627)
Fair value of plan assets at end of year	$31,501	$27,856
Funded status at end of year	$(15,068)	$(18,955)

The funded status is included in other liabilities in the consolidated balance sheets. At June 30, 2013 and 2012, the accumulated benefit obligation was $41,859 and $41,967, respectively.
The Company expects to contribute approximately $4,833 to the pension plan during 2014. The Company’s policy is to fund the pension plan as required by law or contractual obligation.
Accumulated other comprehensive (income) loss related to the pension plan includes the following:

As of June 30, 2013
Unrecognized net actuarial (gain) loss and prior service cost	$12,240

Change in Accumulated Other Comprehensive (Income) Loss	2013	2012
Balance at beginning of period	$17,630	$7,217
Amortization of net actuarial loss (gain) and prior service cost	(1,405)	(255)
Current period net actuarial loss (gain)	(3,985)	10,668
Net change	(5,390)	10,413
Balance at end of period	$12,240	$17,630

Amortization of unrecognized net actuarial (gain) loss and prior service cost will be approximately $812 during 2014.
Net periodic pension expense was:

For the Years Ended June 30	2013	2012	2011
Service cost—benefits earned during the year	$2,729	$2,093	$1,948
Interest cost on benefit obligation	2,058	1,957	1,721
Expected return on plan assets	(2,136)	(2,040)	(1,626)
Amortization of net actuarial (gain) loss and prior service costs	1,405	255	463
Net periodic pension expense	$4,056	$2,265	$2,506

Significant actuarial assumptions for the plan were:

For the Years Ended June 30	2013	2012	2011
Discount rate for service and interest	4.4%	5.5%	5.4%
Expected rate of return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase	3.0% – 3.75%	3.0% – 4.5%	3.0% – 4.5%
Discount rate for year-end benefit obligation	5.0%	4.4%	5.5%

The plan used the Aon Hewitt AA Bond Universe as a benchmark for its discount rate as of June 30, 2013 and 2012. The plan used the Citigroup Yield Curve as a benchmark for its discount rate as of June 30, 2011. The discount rate is determined by matching the pension plan’s timing and the amount of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

expected cash outflows to a bond yield curve constructed from a population of AA-rated corporate bond issues which are generally non-callable and have at least $250 million par outstanding. From this, the discount rate that results in the same present value is calculated.
Estimated future benefit payments, including benefits attributable to future service, are:

2014	$1,264
2015	1,398
2016	1,636
2017	1,813
2018	1,968
2019 – 2023	13,905

The plan’s target asset allocations for 2014 and the weighted-average asset allocation of plan assets as of June 30, 2013 and 2012 are:

	Target Allocation	Percentage of Plan Assets
For the Years Ended June 30	2014	2013	2012
Debt securities	20% – 40%	25%	30%
Equity securities	50% – 80%	70%	57%
Other	6% – 12%	5%	13%

The expected long-term rate of return for the plan’s total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation of each class. Equity securities are expected to return 8% to 10% annually over the long-term, while debt securities are expected to return 4% to 6%. Based on historical experience, the Company expects that the plan’s asset managers will provide a1∕2% to 1% annual premium to their respective market benchmark indices.
The investment policy and strategy is to earn a long term investment return sufficient to meet the obligations of the plans, while assuming a moderate amount of risk in order to maximize investment return. In order to achieve this goal, assets are invested in a diversified portfolio consisting of equity securities, debt securities, and other investments in a manner consistent with ERISA’s fiduciary requirements.
The fair values of the Company’s plan assets by asset category are as follows:

	Fair Value Measurements Using
As of June 30, 2013	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$581	$404	$—	$985
Common-collective funds
Global large cap equities	6,555	4,743	—	11,298
Fixed income securities	—	6,730	—	6,730
Mutual funds
Global small and mid-cap equities	10,887	—	—	10,887
Real estate	1,320	—	—	1,320
Other	—	—	280	280
	$19,343	$11,877	$280	$31,500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Fair Value Measurements Using
As of June 30, 2012	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$524	$1,473	$—	$1,997
Common-collective funds
Global large cap equities	3,241	3,546	—	6,787
Fixed income securities	—	6,220	—	6,220
Mutual funds
Global small and mid-cap equities	8,971	—	—	8,971
Real estate	2,163	—	—	2,163
Foreign currency deposits	—	1,268	—	1,268
Other	—	—	450	450
	$14,899	$12,507	$450	$27,856

The table below provides a summary of the changes in the fair value of Level 3 assets:

Change in Fair Value of Level 3 Assets	2013	2012
Balance at beginning of period	$450	$466
Redemptions	—	(122)
Purchases	51	68
Change in fair value	(221)	38
Balance at end of period	$280	$450

The following outlines the valuation methodologies used to estimate the fair value of our pension plan assets:
•
  Cash and cash equivalents are valued at $1 per share;
•
  Common-collective funds are determined based on current market values of the underlying assets of the fund; and
•
  Mutual funds and foreign currency deposits are valued using quoted market prices in active markets.
The Company’s international subsidiaries have defined contribution retirement plans covering substantially all employees. Our Belgium subsidiary maintains a defined benefit plan for eligible employees. Contributions to these plans are generally deposited under fiduciary-type arrangements. Expense under these plans was $2,533, $2,937 and $2,270 for 2013, 2012 and 2011, respectively.
We provide a 401(k) retirement savings plan, under which United States employees may make a pre-tax contribution of up to the lesser of 60% of compensation or the maximum amount permitted under the U.S. Internal Revenue Code. We make a matching contribution equal to 100% of the first 1% of an employee’s contribution and make a matching contribution equal to 50% of the next 5% of an employee’s contribution. Participants are fully vested in employer contributions after two years of service. Our contributions were $1,175, $1,010 and $959 in 2013, 2012 and 2011, respectively.
We have a deferred compensation and supplemental retirement plan for certain senior executives. The benefits provided by the plan are based upon years of service and average compensation, subject to certain limits. The plan also provides for death benefits before retirement. Expense under this plan was $259, $249 and $213 in 2013, 2012 and 2011, respectively. The aggregate liability under this plan amounted to $2,537 and $2,674 at June 30, 2013 and 2012, respectively. To assist in funding the benefits of the plan, we invested in corporate-owned life insurance policies, through a trust, which had cash surrender values of $2,178 and $1,877 at June 30, 2013 and 2012 , respectively, and are included in other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

We have an executive income program to provide a pre-retirement death benefit and a supplemental retirement benefit for certain senior executives. The aggregate liability under this plan amounted to $576 and $582 at June 30, 2013 and 2012, respectively. To assist in funding the benefits of the plan, we invested in split-dollar life insurance policies, which had values to the Company of $700 and $686 at June 30, 2013 and 2012, respectively, and are included in other assets.
13. Income Taxes
Income (loss) before income taxes was:

For the Years Ended June 30	2013	2012	2011
Domestic	$(6,581)	$(10,002)	$(6,077)
Foreign	24,429	23,116	(1,812)
Income (loss) before income taxes	$17,848	$13,114	$(7,889)

Components of the provision for income taxes were:

For the Years Ended June 30	2013	2012	2011
Current tax provision (benefit):
Federal	$—	$66	$(994)
State and local	391	219	271
Foreign	4,487	7,555	5,461
Total current tax provision	4,878	7,840	4,738
Deferred tax provision (benefit):
Federal	(12,160)	(6,282)	(6,652)
State and local	(616)	(1,275)	(652)
Foreign	(1,204)	(290)	534
Change in valuation allowance—domestic	1,704	7,557	6,946
Change in valuation allowance—foreign	355	(1,412)	119
Total deferred tax provision	(11,921)	(1,702)	295
Provision (benefit) for income taxes	$(7,043)	$6,138	$5,033

Reconciliations of the Federal statutory rate to the Company’s effective tax rate are:

For the Years Ended June 30	2013	2012	2011
Federal income tax rate	35.0%	35.0%	(35.0)%
State and local taxes, net of federal income tax effect	1.4	1.1	2.2
Foreign tax rate differential, foreign withholding and change in foreign valuation allowance	(24.6)	(22.7)	86.7
Change in federal valuation allowance	7.8	47.9	84.3
OGR acquisition adjustment	(50.7)	—	—
Taxable income not recorded on books	0.6	2.4	3.7
Permanent items	(7.9)	(16.1)	(76.4)
Other	(1.1)	(0.8)	(1.7)
Effective tax rate	(39.5)%	46.8%	63.8%

Provision has not been made for United States or additional foreign taxes on undistributed earnings of foreign subsidiaries of approximately $87,569 whose earnings have been or are intended to be reinvested. It is not practicable at this time to determine the amount of income tax liability that would result should such earnings be repatriated. Taxes are not provided for foreign currency translation adjustments relating to investments in international subsidiaries that will be held indefinitely.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of significant temporary differences that comprise deferred tax assets and liabilities were:

As of June 30	2013	2012
Deferred tax assets:
Employee related accruals	$10,709	$12,150
Environmental remediation	2,348	2,228
Net operating loss carry forwards—domestic	18,790	18,228
Net operating loss carry forwards—foreign	9,860	11,128
Other	8,413	2,831
	50,120	46,565
Valuation allowance	(27,753)	(36,763)
	22,367	9,802
Deferred tax liabilities:
Property, plant and equipment and intangible assets	(14,645)	(5,529)
Unrealized foreign exchange gains	(4,827)	(4,248)
Other	(573)	(60)
	(20,045)	(9,837)
Net deferred tax asset (liability)	$2,322	$(35)

Deferred taxes are included in the following line items in the consolidated balance sheets:

As of June 30	2013	2012
Prepaid expenses and other current assets	$2,294	$7,029
Accrued expenses and other current liabilities	(1,732)	(2)
Other assets	4,755	112
Other liabilities	(2,995)	(7,174)
	$2,322	$(35)

The authoritative guidance for accounting for income taxes requires that a valuation allowance be established when it is “more likely than not” that all or a portion of the deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company’s performance, the market environment in which the company operates, the utilization of past tax credits, and length of carryback and carryforward periods.
The authoritative guidance further states that where there is negative evidence such as cumulative losses in recent years, concluding that a valuation allowance is not required is problematic. Therefore, cumulative losses weigh heavily in the overall assessment. Management has determined that it is not more likely than not that the Company would be able to utilize certain deferred tax assets. This conclusion was reached due to cumulative losses recognized by the Company and certain subsidiaries in preceding years. Management intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal.
The valuation allowance for deferred tax assets was:

As of June 30	2013	2012
Balance at beginning of period	$36,763	$30,618
Change in valuation allowance	2,059	6,145
Permanent adjustment for Other Comprehensive Income	(2,016)	—
OGR acquisition adjustments	(9,053)	—
Balance at end of period	$27,753	$36,763

The valuation allowance for deferred tax assets as of June 30, 2013 includes $22,539 related to domestic jurisdictions and $5,214 related to foreign jurisdictions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The change in valuation allowance for the year ended June 30, 2013 includes a reversal of $9,053 of valuation allowance previously established against the Company’s deferred tax assets in the United States. The reversal was required to offset deferred tax liabilities established as part of the OGR acquisition related to acquired amortizable intangible assets.
The Company has domestic federal net operating loss carry forwards of approximately $45,255 that expire in 2027 through 2033, state net operating loss carry forwards of approximately $70,825 that expire over various periods beginning in 2013 and foreign net operating loss carry forwards of approximately $29,957 that expire over various periods beginning in 2013.
A reconciliation of the beginning and ending amount of unrecognized tax benefits (“UTB”) is as follows:

As of June 30	2013	2012	2011
Unrecognized tax benefits at beginning of period	$6,565	$6,180	$5,112
Additions based on tax positions related to prior periods	4,996	216	144
Additions based on tax positions related to the current period	404	646	804
Exchange impact	296	(477)	120
Unrecognized tax benefits at end of period	$12,261	$6,565	$6,180

The entire liability for UTB relates to unrecognized tax positions that, if recognized, would affect the annual effective tax rate. The entire amount of the liability for UTB is classified as a long-term liability.
We recognize interest and penalties associated with uncertain tax positions as a component of the provision for income taxes. We accrued interest and penalties of $1,952, $822 and $652 for 2013, 2012 and 2011, respectively.
We file income tax returns in the U.S. federal and various U.S. state and international jurisdictions. Our U.S. federal and material U.S. state income tax returns have been closed for periods through June 30, 2003. Our tax returns in Brazil and Israel, our major foreign jurisdictions, are closed for periods through June 30, 2007. We do not have any open examinations that would result in a material change to our liability for uncertain tax positions. We do not believe that it is reasonably possible that our UTB will significantly change within the next twelve months.
14. Commitments and Contingencies
Leases
We lease land and office, warehouse and manufacturing equipment and facilities for minimum annual rentals (plus certain cost escalations). We record rent expense on a straight line basis over the term of the lease. At June 30, 2013 we had the following future minimum lease commitments:

For the Years Ended June 30	Capital leases	Non-cancellable operating leases
2014	$79	$2,930
2015	63	2,180
2016	11	1,848
2017	—	1,653
2018	—	1,664
Thereafter	—	5,046
Total minimum lease payments	$153	$15,321
Amounts representing interest	(21)
Present value of minimum lease payments	$132

Rent expense under operating leases was $6,084, $6,085 and $5,706 for 2013, 2012 and 2011, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Environmental
Our operations and properties are subject to extensive federal, state, local and foreign laws and regulations, including those governing pollution; protection of the environment; the use, management, and release of hazardous materials, substances and wastes; air emissions; greenhouse gas emissions; water use, supply and discharges; the investigation and remediation of contamination; the manufacture, distribution, and sale of regulated materials, including pesticides; the importing, exporting and transportation of products; and the health and safety of our employees (collectively, “Environmental Laws”). As such, the nature of our current and former operations exposes us to the risk of claims with respect to such matters, including fines, penalties, and remediation obligations that may be imposed by regulatory authorities. Under certain circumstances, we might be required to curtail operations until a particular problem is remedied. Known costs and expenses under Environmental Laws incidental to ongoing operations, including the cost of litigation proceedings relating to environmental matters, are generally included within operating results. Potential costs and expenses may also be incurred in connection with the repair or upgrade of facilities to meet existing or new requirements under Environmental Laws or to investigate or remediate potential or actual contamination and from time to time we establish reserves for such contemplated investigation and remediation costs. In many instances, the ultimate costs under Environmental Laws and the time period during which such costs are likely to be incurred are difficult to predict.
While we believe that our operations are currently in material compliance with Environmental Laws, we have, from time to time, received notices of violation from governmental authorities, and have been involved in civil or criminal action for such violations. Additionally, at various sites, our subsidiaries are engaged in continuing investigation, remediation and/or monitoring efforts to address contamination associated with historic operations of the sites. We devote considerable resources to complying with Environmental Laws and managing environmental liabilities. We have developed programs to identify requirements under, and maintain compliance with Environmental Laws; however, we cannot predict with certainty the impact of increased and more stringent regulation on our operations, future capital expenditure requirements, or the cost of compliance.
The nature of our current and former operations exposes us to the risk of claims with respect to environmental matters and we cannot assure we will not incur material costs and liabilities in connection with such claims. Based upon our experience to date, we believe that the future cost of compliance with existing Environmental Laws, and liabilities for known environmental claims pursuant to such Environmental Laws, will not have a material adverse effect on our financial position, results of operations, cash flows or liquidity.
C.P. Chemicals, Inc. (“CP”), a subsidiary of PAHC, PAHC and other defendants have reached a phased settlement agreement, subject to the satisfaction of specific conditions precedent, with Chevron U.S.A. Inc. (“Chevron”), and a Settlement Agreement and Consent Order (the “Consent Order”) has been filed and entered by the United States District Court for the District of New Jersey (the “Court”), resolving a 1997 complaint filed by Chevron. The complaint alleged that the operations of CP at its Sewaren, New Jersey plant affected adjoining property owned by Chevron and that PAHC, the parent of CP, was also responsible to Chevron. If the conditions precedent of the Consent Order (described below) are met, CP, PAHC and co-defendant Legacy Vulcan Corp. (“Vulcan”), through an entity known as North Field Extension, LLC (“NFE”), will acquire a portion of the Chevron property. NFE would then proceed with any required investigation and remediation of the acquired property and would also assume responsibility for certain types of environmental conditions (if they exist) on the portion of the property retained by Chevron. CP/PAHC and Vulcan will each be responsible for 50% of the investigation and remediation costs, which are to be paid by CP/PAHC directly or through NFE. Another defendant will also make a contribution toward the remediation costs to be incurred by NFE in the amount of $175. Chevron would also retain responsibility for further investigation and remediation of certain identified environmental conditions on the portion of the property retained by it, as well as in one area of the property to be acquired by NFE. We believe that insurance recoveries will be available to offset some of those costs. The Consent Order provides for several conditions that must be met initially, including execution of an Order on

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Consent with the United States Environmental Protection Agency (the “EPA”) by CP, PAHC and Vulcan and the removal of the property being acquired by NFE from the HSWA Permit issued by the EPA to Chevron. If these conditions are not met within certain timeframes, the settlement may not proceed and the parties may return first to mediation and then may ask the court to grant relief.
The EPA is investigating and planning for the remediation of offsite contaminated groundwater that has migrated from the Omega Chemical Corporation Superfund Site (“Omega Chemical Site”), which is upgradient of Phibro-Tech’s Santa Fe Springs, California facility. The EPA has named Phibro-Tech and certain other subsidiaries of PAHC as potentially responsible parties (“PRPs”) due to groundwater contamination from Phibro-Tech’s Santa Fe Springs facility that has allegedly commingled with contaminated groundwater from the Omega Chemical Site. In September 2012, the EPA notified approximately 140 PRPs, including Phibro-Tech and the other subsidiaries, that they have been identified as potentially responsible for remedial action for the groundwater plume affected by the Omega Chemical Site and for EPA oversight and response costs. Phibro-Tech contends that groundwater contamination at its site is due to historical operations that pre-date Phibro-Tech and/or contaminated groundwater that has migrated from upgradient properties. In addition, a successor to a prior owner of the Phibro-Tech site has asserted that PAHC and Phibro-Tech are obligated to provide indemnification for its potential liability and defense costs relating to the groundwater plume affected by the Omega Chemical Site. Phibro-Tech has vigorously contested this position and has asserted that the successor to the prior owner is required to indemnify Phibro-Tech for its potential liability and defense costs. Furthermore, a nearby property owner has filed a complaint in the Superior Court of the State of California against many of the PRPs associated with the groundwater plume affected by the Omega Chemical Site for alleged contamination of groundwater underneath its property. Due to the ongoing nature of the EPA’s investigation and Phibro-Tech’s dispute with the prior owner’s successor, at this time we cannot predict with any degree of certainty what, if any, liability Phibro-Tech or the other subsidiaries may ultimately have for investigation, remediation and the EPA oversight and response costs associated with the affected groundwater plume.
Based upon information available, to the extent such costs can be estimated with reasonable certainty, we estimated the cost for complying with the NFE Consent Order and for further investigation and remediation of identified soil and groundwater problems at operating sites, closed sites and third-party sites, and closure costs for closed sites, to be approximately $8,292 and $7,235 at June 30, 2013 and 2012, respectively, which is included in current and long-term liabilities on the consolidated balance sheets. However, future events, such as new information, changes in existing Environmental Laws or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material. For all purposes of the discussion under this caption and elsewhere in this report, it should be noted that we take and have taken the position that neither PAHC nor any of our subsidiaries is liable for environmental or other claims made against one or more of our other subsidiaries or for which any of such other subsidiaries may ultimately be responsible.
Claims and Litigation
Certain customers have claimed damages to their poultry resulting from the use of one of our animal health products. We believe we are entitled to coverage for the claimed damages under our insurance policies, above any applicable self-insured retention or deductible. Our insurance carrier thus far has refused to cover the damages claimed and has denied coverage. We have taken actions to enforce our rights under the policies and believe we are likely to prevail. We have accrued a $5,600 liability for the claims presented by our customers and have recorded a $5,350 asset for recovery under these insurance policies. Our judgment that we will be successful in obtaining coverage under our insurance policies for the customers’ claims is based on the policy language and relevant case law precedents.
A subsidiary of PAHC and certain of its employees were defendants in a criminal action in Israel seeking penalties for alleged unlawful discharges of waste water and alleged violation of regulations regarding the storage of liquids at a facility in Israel in 2005. In May 2013, the parties reached a final settlement resolving all outstanding charges with no significant effect on the Company or any of its employees.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

PAHC and its subsidiaries are party to a number of claims and lawsuits arising out of the normal course of business including product liabilities, payment disputes and governmental regulation. Certain of these actions seek damages in various amounts. In many cases, such claims are covered by insurance. We believe that none of the claims or pending lawsuits, either individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, cash flows or liquidity.
Employment and Severance Agreements
We have entered into employment agreements with certain executive management and other employees which specify severance benefits of up to one year of the employee’s compensation.
15. Derivatives
The Company monitors its exposure to commodity prices, interest rates and foreign currency exchange rates, and uses derivatives to manage certain of these risks. The Company designates derivatives as a hedge of a forecasted transaction or of the variability of the cash flows to be received or paid in the future related to a recognized asset or liability (cash flow hedge). The portion of the changes in the expected cash flows related to a recognized asset or liability (the effective portion) is recorded in accumulated other comprehensive income (loss). As the hedged item is realized, the gain or loss included in accumulated other comprehensive income (loss) is reported in the consolidated statements of operations and comprehensive income on the same line as the hedged item. The portion of the changes in fair value of derivatives used as cash flow hedges that is not offset by changes in the expected cash flows related to a recognized asset or liability (the ineffective portion) is immediately recognized in the consolidated statements of operations and comprehensive income in the same line as the hedged item.
The Company continually assesses whether the derivatives used to hedge transactions are effective. If it is determined that a derivative ceases to be an effective hedge, the Company discontinues hedge accounting, and any gains or losses on the derivative are recognized in the consolidated statements of operations and comprehensive income in the period it no longer qualifies as a hedge.
The Company records its derivatives in the consolidated balance sheets at fair value in prepaid expenses and other current assets. The fair value of these derivative instruments is determined based upon pricing models using observable market inputs for these types of financial instruments (level 2 inputs per ASC 820).
At June 30, 2013 significant outstanding derivatives employed to manage market risk and designated as cash flow hedges were as follows:

Instrument	Hedge	Notional amount at June 30, 2013		Fair value as of June 30,
				2013	2012
Options	Brazilian Real calls	R$	111,000	$365	$327
Options	Brazilian Real puts	(R$	111,000)	(1,004)	(728)

The unrecognized gains (losses) at June 30, 2013 are unrealized and will change depending on future exchange rates until the underlying contracts mature. Of the ($639) of unrecognized gains (losses) on derivative instruments included in accumulated other comprehensive income (loss) at June 30, 2013, the Company anticipates approximately ($366) of the current fair value would be recorded in earnings within the next twelve months. The Company recognizes gains (losses) on derivative instruments as a component of cost of goods sold when the hedged item is sold. The Company hedges forecasted transactions for periods not exceeding the next twenty-four months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16. Fair Value Measurements
In assessing the fair value of financial instruments at June 30, 2013 and 2012, the Company has used a variety of methods and assumptions which were based on estimates of market conditions and risks existing at the time.
Current Assets and Liabilities
The carrying amounts of cash and cash equivalents, trade receivables, trade payables and short-term debt are considered to be representative of their fair value because of the current nature of these investments.
Cash Surrender Value of Life Insurance
The carrying value of life insurance policies was calculated using the net cash surrender value, which is a level 2 input per ASC 820.
Letters of Credit
We obtain letters of credit in connection with certain regulatory and insurance obligations, inventory purchases and other contractual obligations. The contract values of the letters of credit at June 30, 2013 and 2012 were $14,954 and $14,828 respectively. The carrying values of these letters of credit are considered to be representative of their fair values because of the nature of the instruments.
Long Term Debt
The fair values of the Senior Notes are estimated based on quoted broker prices (level 2 inputs per ASC 820) and the fair values of the term loans are estimated based on quoted yields for the Senior Notes which are similar in structure, maturity and interest rate (level 2 inputs per ASC 820).

As of June 30	2013	2012
Carrying values
Senior Notes due July 1, 2018	$300,000	$300,000
Less unamortized original issue discount	(2,402)	(2,762)
	297,598	297,238
Term loan payable to Mayflower due December 31, 2016	24,000	24,000
Less unamortized discount	—	(307)
	24,000	23,693
Term loan payable to BFI due August 1, 2014	10,000	10,000
Less unamortized discount	(126)	(227)
	9,874	9,773
Term note payable to Teva due annually through January 29, 2013	—	5,500
Less unamortized imputed interest	—	(292)
	—	5,208
Fair values
Senior Notes due July 1, 2018	$322,500	$294,750
Term loan payable to Mayflower due December 31, 2016	26,968	24,257
Term loan payable to BFI due August 1, 2014	10,644	10,450
Term note payable to Teva due annually through January 29, 2013	—	5,334

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Business Segments
The Animal Health segment manufactures and markets products for the poultry, swine, cattle, dairy, aquaculture and ethanol markets. The business includes net sales of medicated feed additives and other related products, nutritional specialty products and vaccines. The Mineral Nutrition segment manufactures and markets trace minerals for the cattle, swine, poultry and pet food markets. The Performance Products segment manufactures and markets a variety of products for use in the personal care, automotive, industrial chemical and chemical catalyst industries.
We evaluate performance and allocate resources based on the Animal Health, Mineral Nutrition and Performance Products segments. Certain of our costs and assets are not directly attributable to these segments. We do not allocate such items to the principal segments because they are not used to evaluate their operating results or financial position. Corporate costs include the departmental operating costs of the Board of Directors, the Chairman and President, the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the Senior Vice President of Human Resources, the Chief Information Officer and the Business Development function. Costs include the executives and their staffs and include compensation and benefits, outside services, professional fees and office space. Assets include certain cash and cash equivalents, debt issue costs and certain other assets.
The accounting policies of our segments are the same as those described in the summary of significant accounting policies.
During our fiscal quarter ended December 31, 2013, we reorganized our reportable segments for financial reporting to better align them with how we currently review operating results for purposes of allocating resources and managing performance. We created two new reportable segments, the Animal Health segment and the Mineral Nutrition segment, and eliminated the Animal Health & Nutrition (AH&N) segment. The Animal Heath segment consists of the business units within the former AH&N segment, excluding the Mineral Nutrition business unit, which is now a separate reportable segment. In accordance with ASC No. 280, “Segment Reporting” (“ASC 280”), we have reclassified all amounts to conform to our new reportable segment presentation.

For the Years Ended June 30	2013	2012	2011
Net sales
Animal Health	$384,941	$375,167	$345,162
Mineral Nutrition	203,169	210,091	209,302
Performance Products	65,041	68,843	63,869
	$653,151	$654,101	$618,333
Operating income
Animal Health	$69,090	$57,447	$47,034
Mineral Nutrition	9,794	10,790	11,323
Performance Products	2,685	5,058	2,932
Corporate	(24,838)	(23,970)	(20,053)
	$56,731	$49,325	$41,236
Depreciation and amortization
Animal Health	$13,907	$13,009	$13,078
Mineral Nutrition	2,275	2,217	2,010
Performance Products	242	74	31
Corporate	2,599	2,227	1,577
	$19,023	$17,527	$16,696

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended June 30	2013	2012	2011
Capital expenditures
Animal Health	$15,207	$9,637	$13,092
Mineral Nutrition	1,632	717	3,986
Performance Products	1,053	887	343
Corporate	2,055	3,583	4,214
	$19,947	$14,824	$21,635

As of June 30	2013	2012
Identifiable assets
Animal Health	$354,422	$287,070
Mineral Nutrition	62,933	63,423
Performance Products	21,710	24,304
Corporate	35,077	66,111
	$474,142	$440,908

All goodwill is included in the Animal Health segment. The Animal Health segment includes investment in equity method investee of $3,240 and $2,443 as of June 30, 2013 and 2012, respectively. The Performance Products segment includes investment in equity method investee of $275 and $498 as of June 30, 2013 and 2012, respectively.
18. Geographic Information
The following is information about our geographic operations. Information is attributed to the geographic areas based on the locations of our subsidiaries.

For the Years Ended June 30	2013	2012	2011
Net sales
United States	$414,768	$424,373	$404,156
Israel	93,248	101,301	91,341
Latin America and Canada	68,575	61,407	50,701
Europe and Africa	32,501	30,087	26,394
Asia Pacific	44,059	36,933	45,741
	$653,151	$654,101	$618,333

As of June 30	2013	2012
Property, plant and equipment, net
United States	$40,601	$38,826
Israel	30,837	28,212
Brazil	30,988	32,479
Other	1,996	2,144
	$104,422	$101,661

PHIBRO ANIMAL HEALTH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three Months		Six Months
For the Periods Ended December 31	2013	2012	2013	2012
	(unaudited) (in thousands)
Net sales	$172,742	$164,159	$334,970	$326,265
Cost of goods sold	121,586	120,973	234,302	241,213
Gross profit	51,156	43,186	100,668	85,052
Selling, general and administrative expenses	34,138	29,030	67,253	57,687
Operating income	17,018	14,156	33,415	27,365
Interest expense	7,783	7,894	15,557	15,715
Interest expense, shareholders	1,004	1,075	2,009	2,147
Interest (income)	(68)	(14)	(112)	(82)
Foreign currency (gains) losses, net	1,165	126	1,813	294
Other (income) expense, net	—	58	—	46
Income before income taxes	7,134	5,017	14,148	9,245
Provision (benefit) for income taxes	4,832	(7,056)	6,003	(5,487)
Net income	$2,302	$12,073	$8,145	$14,732
Other comprehensive income (loss):
Fair value of derivative instruments	$(235)	$182	$137	$418
Foreign currency translation adjustment	(3,003)	(366)	(3,135)	(468)
Unrecognized net pension gains (losses)	226	309	429	619
Tax (provision) benefit on other comprehensive income (loss)	3	(187)	(221)	(394)
Other comprehensive income (loss)	$(3,009)	$(62)	$(2,790)	$175
Comprehensive income (loss)	$(707)	$12,011	$5,355	$14,907
Net income per share—basic and diluted	$0.03	$0.18	$0.12	$0.21
Weighted average number of shares—basic and diluted	68,910	68,910	68,910	68,910
Pro forma net income per share (unaudited)— basic and diluted			$0.27
Pro forma weighted average number of shares (unaudited)—basic and diluted			30,458

The accompanying notes are an integral part of these consolidated financial statements

PHIBRO ANIMAL HEALTH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

As of	December 31, 2013	June 30, 2013
	(unaudited) (in thousands)
ASSETS
Cash and cash equivalents	$30,474	$27,369
Accounts receivable, net	103,253	99,137
Inventories	140,445	140,032
Prepaid expenses and other current assets	28,359	29,848
Total current assets	302,531	296,386
Property, plant and equipment, net	105,693	104,422
Intangibles, net	32,587	35,155
Other assets	40,017	38,179
Total assets	$480,828	$474,142
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current portion of long-term debt	$62	$64
Current portion of long-term debt, shareholders	9,932	—
Accounts payable	60,109	57,902
Accrued expenses and other current liabilities	52,527	57,438
Total current liabilities	122,630	115,404
Domestic senior credit facility	32,000	34,000
Long-term debt	297,827	297,666
Long-term debt, shareholders	24,000	33,874
Other liabilities	67,899	62,136
Total liabilities	544,356	543,080
Commitments and contingencies
Common shares	7	7
Paid-in capital	43,003	42,948
Accumulated deficit	(85,976)	(94,121)
Accumulated other comprehensive income (loss)	(20,562)	(17,772)
Total shareholders’ deficit	(63,528)	(68,938)
Total liabilities and shareholders’ deficit	$480,828	$474,142

The accompanying notes are an integral part of these consolidated financial statements

PHIBRO ANIMAL HEALTH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months
For the Periods Ended December 31	2013	2012
	(unaudited) (in thousands)
OPERATING ACTIVITIES
Net income	$8,145	$14,732
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	10,493	9,318
Amortization of deferred financing costs	530	705
Amortization of imputed interest and debt discount	256	602
Deferred income taxes	(108)	(8,461)
Foreign currency (gains) losses, net	1,266	(282)
Other	(191)	(391)
Changes in operating assets and liabilities:
Accounts receivable	(4,380)	3,365
Inventories	(2,471)	(10,562)
Prepaid expenses and other current assets	1,070	(1,070)
Other assets	(1,650)	(456)
Accounts payable	2,459	(5,266)
Accrued expenses and other liabilities	978	(4,236)
Net cash provided (used) by operating activities	16,397	(2,002)
INVESTING ACTIVITIES
Capital expenditures	(9,765)	(9,640)
Business acquisition	—	(18,500)
Sales of assets	8	283
Net cash provided (used) by investing activities	(9,757)	(27,857)
FINANCING ACTIVITIES
Borrowings under the domestic senior credit facility	75,500	7,000
Repayments of the domestic senior credit facility	(77,500)	(1,000)
Payments of long-term debt, capital leases and other	(1,178)	(98)
Dividend paid to common shareholders	—	(3,000)
Net cash provided (used) by financing activities	(3,178)	2,902
Effect of exchange rate changes on cash	(357)	80
Net increase (decrease) in cash and cash equivalents	3,105	(26,877)
Cash and cash equivalents at beginning of period	27,369	53,900
Cash and cash equivalents at end of period	$30,474	$27,023
Supplemental cash flow information
Interest paid	$16,760	$16,578
Income taxes paid, net	3,835	4,832
Non-cash investing and financing activities
Capital expenditures	1,315	—
Business acquisition	—	4,250
Capital lease additions	—	69

The accompanying notes are an integral part of these consolidated financial statements

PHIBRO ANIMAL HEALTH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	Common Shares	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
	(unaudited) (in thousands)
As of June 30, 2013	$7	$42,948	$(94,121)	$(17,772)	$(68,938)
Comprehensive income:
Net income			8,145		8,145
Other comprehensive income (loss):
Fair value of derivative instruments				137	137
Foreign currency translation adjustment				(3,135)	(3,135)
Unrecognized net pension gains (losses)				429	429
Tax provision (benefit) on other comprehensive income (loss)				(221)	(221)
Comprehensive income (loss)					5,355
Compensation expense related to share-based compensation plans		55			55
As of December 31, 2013	$7	$43,003	$(85,976)	$(20,562)	$(63,528)

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS)
(UNAUDITED)
1.
  General
Phibro Animal Health Corporation (“PAHC” or “Phibro”) and its subsidiaries (together, the “Company”) is a diversified global developer, manufacturer and marketer of a broad range of animal health and nutrition products to the poultry, swine, cattle, dairy, aquaculture and ethanol markets. The Company is also a manufacturer and marketer of performance products for use in the personal care, automotive, industrial chemical and chemical catalyst industries. Unless otherwise indicated or the context requires otherwise, references in this report to “we,” “our,” “us,” “the Company” and similar expressions refer to PAHC and its subsidiaries.
The unaudited consolidated financial information for the three and six months ended December 31, 2013 and 2012 is presented on the same basis as the financial statements included in our annual report for the fiscal year ended June 30, 2013. In the opinion of management, these financial statements include all adjustments necessary for a fair statement of financial position, results of operations and cash flows for the interim periods, and the adjustments are of a normal and recurring nature. The financial results for any interim period are not necessarily indicative of the results for the full year. The consolidated balance sheet information as of June 30, 2013 was derived from the audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The unaudited consolidated financial information should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report for the fiscal year ended June 30, 2013.
The consolidated financial statements include the accounts of PAHC and all majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.
Certain reclassifications have been made to prior year amounts to conform to current year presentation.
Unaudited Pro Forma Net Income Per Share
The unaudited pro forma net income per share has been calculated after giving effect to the stock split that will take place immediately prior to the completion of this offering.
Subsequent Events
We evaluate events and transactions that occur subsequent to the balance sheet date and through the issuance date of our financial statements to determine the necessity for recognition and/or reporting of any of these events and transactions in our financial statements. As of February 14, 2014, there are no subsequent events to be recognized or reported.
2.
  Revision to Prior Period Consolidated Financial Statements
We previously identified errors that should have been recorded in prior period consolidated financial statements. The errors included differences in reconciliations, differences in accruals, reserves and cut-off estimates, income tax provision calculations and various other items. We assessed the materiality of the items and concluded the items were not material individually or in the aggregate to prior annual or interim periods presented in our interim consolidated financial statements. However, we have elected to revise in this report the prior period comparative amounts.
During the quarter ended December 31, 2013, we identified and corrected errors that originated in prior periods. The error corrections increased income before income taxes by $358 in the current year. We have assessed the effects of the corrections and have concluded the items were not material, either individually or in the aggregate, to our current year results of operations or any prior period consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.
  Statements of Operations—Additional Information

	Three Months		Six Months
For the Periods Ended December 31	2013	2012	2013	2012
Interest expense
Domestic senior credit facility	$395	$254	$811	$497
9.25% senior notes	7,036	7,027	14,073	14,152
Mayflower L.P. (“Mayflower”), BFI Co., LLC (“BFI”) and Teva Pharmaceutical Industries Ltd. (“Teva”) term loans	989	1,172	1,978	2,342
Amortization of deferred financing fees	267	354	530	705
Other interest expense	100	162	174	166
	$8,787	$8,969	$17,566	$17,862
Depreciation and amortization
Depreciation of property, plant and equipment	$4,106	$3,645	$7,958	$7,500
Amortization of intangible assets	1,186	977	2,535	1,818
	$5,292	$4,622	$10,493	$9,318

4.
  Balance Sheets—Additional Information

As of	December 31, 2013	June 30, 2013
Accounts receivable, net
Trade accounts receivable	$104,099	$99,795
Allowance for doubtful accounts	(846)	(658)
	$103,253	$99,137
Inventories
Raw materials	$35,413	$35,702
Work-in-process	7,266	7,541
Finished goods	97,766	96,789
	$140,445	$140,032
Property, plant and equipment, net
Land	$9,550	$9,746
Buildings and improvements	47,464	46,960
Machinery and equipment	163,376	156,247
	220,390	212,953
Accumulated depreciation	(114,697)	(108,531)
	$105,693	$104,422
Intangibles, net
Cost
Medicated feed additive product registrations	$12,251	$12,115
Amprolium international marketing rights	4,292	4,292
Customer relationships	10,679	10,691
Technology	28,259	28,259
Distribution agreements	3,447	3,493
Trade names, trademarks and other	2,740	2,740
	61,668	61,590

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of	December 31, 2013	June 30, 2013
Accumulated amortization
Medicated feed additive product registrations	(10,989)	(10,778)
Amprolium international marketing rights	(4,076)	(3,861)
Customer relationships	(3,728)	(3,203)
Technology	(5,199)	(3,729)
Distribution agreements	(3,239)	(3,179)
Trade names, trademarks and other	(1,850)	(1,685)
	(29,081)	(26,435)
	$32,587	$35,155
Other assets
Goodwill	$12,613	$12,613
Insurance claim receivable	5,350	5,350
Deferred financing fees	5,426	5,212
Deferred income taxes	4,441	4,755
Other	12,187	10,249
	$40,017	$38,179
Goodwill roll-forward
Balance at beginning of period	$12,613	$1,717
OGR acquisition	—	10,896
Balance at end of period	$12,613	$12,613
Accrued expenses and other current liabilities
Employee related	$14,478	$17,823
Interest and income taxes	14,750	15,686
Commissions and rebates	3,154	3,196
Insurance related	1,502	1,286
Professional fees	3,384	4,064
Other accrued liabilities	15,259	15,383
	$52,527	$57,438
Other liabilities
Pension and other retirement benefits	$25,878	$26,021
Long term and deferred income taxes	21,417	17,580
Deferred consideration on acquisitions	3,985	5,009
Product liability claims	5,600	5,600
Other long term liabilities	11,019	7,926
	$67,899	$62,136
Accumulated other comprehensive income (loss)
Derivative instruments	$(502)	$(639)
Currency translation adjustment	(5,654)	(2,519)
Unrecognized net pension gains (losses)	(11,811)	(12,240)
Tax (provision) benefit on other comprehensive income (loss)	(2,595)	(2,374)
	$(20,562)	$(17,772)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.
  Acquisition
On December 20, 2012, Prince Agri Products, Inc. (“Prince Agri”), a subsidiary of Phibro, acquired 100% of the membership interests of OmniGen Research, LLC (“OGR”). This transaction gives the Company all rights to OmniGen-AF® patents and related intellectual property and ownership of certain property, plant and equipment. OmniGen-AF® is a proprietary nutritional specialty product that helps maintain a dairy cow’s healthy immune system. Prior to the transaction, Prince Agri had been the exclusive manufacturer and marketer of OmniGen-AF® for 9 years, under a licensing arrangement with OGR.
OGR’s only revenues were the royalties paid by Prince Agri. The unaudited pro forma consolidated results of operations, as if such acquisition had occurred at the beginning of the three-month and six month periods ended December 31, 2012, are shown below. Pro forma adjustments included the elimination of royalty expense previously included in cost of sales and the addition of operating expenses related to the acquired research and development activities.

For the Period Ended December 31, 2012	Three Months	Six Months
Net sales	$164,159	$326,265
Operating income	14,793	28,488
Net income	12,698	15,830
Depreciation and amortization	5,049	10,172

6.
  Debt
Domestic Senior Credit Facility
As of December 31, 2013, we had $32,000 of outstanding borrowings and had outstanding letters of credit and other commitments of $16,405, leaving $51,595 available for borrowings and letters of credit under the domestic senior credit facility. As of June 30, 2013, we had $34,000 of outstanding borrowings and had outstanding letters of credit and other commitments of $14,954, leaving $51,046 available for borrowings and letters of credit under the domestic senior credit facility. Interest rate elections under the domestic senior credit facility are dependent on the senior secured funded debt to EBITDA ratio. For a ratio that is less than 1.25:1, the interest rates are LIBOR plus 2.50% or Prime Rate plus 1.50%. For a ratio that is greater than or equal to 1.25:1, the interest rates are LIBOR plus 2.75% or Prime Rate plus 1.75%. The applicable rates of interest on the outstanding borrowings were 2.67% and 2.69% at December 31, 2013 and June 30, 2013, respectively.
The domestic senior credit facility requires, among other things, the maintenance of a minimum level of consolidated EBITDA, a minimum fixed charge coverage ratio and a maximum senior secured leverage ratio, each calculated on a trailing four quarter basis, and contains an acceleration clause should an event of default (as defined in the agreement) occur. The required minimum level of consolidated EBITDA is $58,000; $65,000; $66,000; $75,000; and $78,000 for measurement periods ending on or after September 30, 2013, 2014, 2015, 2016, and 2017, respectively. As of December 31, 2013, we were in compliance with the financial covenants of the domestic senior credit facility.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-Term Debt

As of	December 31, 2013	June 30, 2013
9.25% senior notes due July 1, 2018	$300,000	$300,000
Term loan payable to Mayflower due December 31, 2016	24,000	24,000
Term loan payable to BFI due August 1, 2014	10,000	10,000
Term note payable to Teva due annually through January 29, 2013	—	—
Capitalized lease obligations	93	132
	334,093	334,132
Unamortized imputed interest and debt discount	(2,272)	(2,528)
	331,821	331,604
Less: current maturities	(9,994)	(64)
	$321,827	$331,540

7.
  Employee Benefit Plans
The Company maintains a noncontributory defined benefit pension plan for all domestic nonunion employees who meet certain requirements of age, length of service and hours worked per year.
Net periodic pension expense was:

	Three Months		Six Months
For the Periods Ended December 31	2013	2012	2013	2012
Service cost – benefits earned during the period	$604	639	$1,308	$1,278
Interest cost on benefit obligation	577	503	1,218	1,006
Expected return on plan assets	(577)	(552)	(1,275)	(1,103)
Amortization of net actuarial (gain) loss and prior service costs	226	310	429	619
Net periodic pension expense	$830	$900	$1,680	$1,800

8.
  Commitments and Contingencies
Environmental
Our operations and properties are subject to extensive federal, state, local and foreign laws and regulations, including those governing pollution; protection of the environment; the use, management, and release of hazardous materials, substances and wastes; air emissions; greenhouse gas emissions; water use, supply and discharges; the investigation and remediation of contamination; the manufacture, distribution, and sale of regulated materials, including pesticides; the importing, exporting and transportation of products; and the health and safety of our employees (collectively, “Environmental Laws”). As such, the nature of our current and former operations exposes us to the risk of claims with respect to such matters, including fines, penalties, and remediation obligations that may be imposed by regulatory authorities. Under certain circumstances, we might be required to curtail operations until a particular problem is remedied. Known costs and expenses under Environmental Laws incidental to ongoing operations, including the cost of litigation proceedings relating to environmental matters, are generally included within operating results. Potential costs and expenses may also be incurred in connection with the repair or upgrade of facilities to meet existing or new requirements under Environmental Laws or to investigate or remediate potential or actual contamination and from time to time we establish reserves for such contemplated investigation and remediation costs. In many instances, the ultimate costs under Environmental Laws and the time period during which such costs are likely to be incurred are difficult to predict.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While we believe that our operations are currently in material compliance with Environmental Laws, we have, from time to time, received notices of violation from governmental authorities, and have been involved in civil or criminal action for such violations. Additionally, at various sites, our subsidiaries are engaged in continuing investigation, remediation and/or monitoring efforts to address contamination associated with historic operations of the sites. We devote considerable resources to complying with Environmental Laws and managing environmental liabilities. We have developed programs to identify requirements under, and maintain compliance with Environmental Laws; however, we cannot predict with certainty the impact of increased and more stringent regulation on our operations, future capital expenditure requirements, or the cost of compliance.
The nature of our current and former operations exposes us to the risk of claims with respect to environmental matters and we cannot assure we will not incur material costs and liabilities in connection with such claims. Based upon our experience to date, we believe that the future cost of compliance with existing Environmental Laws, and liabilities for known environmental claims pursuant to such Environmental Laws, will not have a material adverse effect on our financial position, results of operations, cash flows or liquidity.
C.P. Chemicals, Inc. (“CP”), a subsidiary of PAHC, PAHC and other defendants have reached a phased settlement with Chevron U.S.A. Inc. (“Chevron”), and a Settlement Agreement and Consent Order (the “Consent Order”) has been filed and entered by the United States District Court for the District of New Jersey (the “Court”), resolving a 1997 complaint filed by Chevron. The complaint alleged that the operations of CP at its Sewaren, New Jersey plant affected adjoining property owned by Chevron and that PAHC, the parent of CP, was also responsible to Chevron. Pursuant to the Consent Order, CP, PAHC and co-defendant Legacy Vulcan Corp. (“Vulcan”), through an entity known as North Field Extension, LLC (“NFE”), have acquired a portion of the Chevron property, and NFE will proceed with any required investigation and remediation of the acquired property and has also assumed responsibility for certain types of environmental conditions (if they exist) on the portion of the property retained by Chevron. CP/PAHC and Vulcan will each be responsible for 50% of the investigation and remediation costs, which are to be paid by CP/PAHC directly or through NFE. Another defendant has also made a contribution toward the remediation costs to be incurred by NFE in the amount of $175. Chevron retained responsibility for further investigation and remediation of certain identified environmental conditions on the portion of the property retained by it, as well as in one area of the property acquired by NFE. We believe that insurance recoveries will be available to offset some of those costs.
The EPA is investigating and planning for the remediation of offsite contaminated groundwater that has migrated from the Omega Chemical Corporation Superfund Site (“Omega Chemical Site”), which is upgradient of Phibro-Tech’s Santa Fe Springs, California facility. The EPA has named Phibro-Tech and certain other subsidiaries of PAHC as potentially responsible parties (“PRPs”) due to groundwater contamination from Phibro-Tech’s Santa Fe Springs facility that has allegedly commingled with contaminated groundwater from the Omega Chemical Site. In September 2012, the EPA notified approximately 140 PRPs, including Phibro-Tech and the other subsidiaries, that they have been identified as potentially responsible for remedial action for the groundwater plume affected by the Omega Chemical Site and for EPA oversight and response costs. Phibro-Tech contends that groundwater contamination at its site is due to historical operations that pre-date Phibro-Tech and/or contaminated groundwater that has migrated from upgradient properties. In addition, a successor to a prior owner of the Phibro-Tech site has asserted that PAHC and Phibro-Tech are obligated to provide indemnification for its potential liability and defense costs relating to the groundwater plume affected by the Omega Chemical Site. Phibro-Tech has vigorously contested this position and has asserted that the successor to the prior owner is required to indemnify Phibro-Tech for its potential liability and defense costs. Furthermore, a nearby property owner has filed a complaint in the Superior Court of the State of California against many of the PRPs associated with the groundwater plume affected by the Omega Chemical Site for alleged contamination of groundwater underneath its property. Due to the ongoing nature of the EPA’s investigation and Phibro-Tech’s dispute with the prior owner’s successor, at this time we cannot predict with any degree of certainty what, if any, liability Phibro-Tech or the other subsidiaries may ultimately have for investigation, remediation and the EPA oversight and response costs associated with the affected groundwater plume.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based upon information available, to the extent such costs can be estimated with reasonable certainty, we estimated the cost for complying with the NFE Consent Order and for further investigation and remediation of identified soil and groundwater problems at operating sites, closed sites and third-party sites, and closure costs for closed sites, to be approximately $7,573 and $8,292 at December 31, 2013 and June 30, 2013, respectively, which is included in current and long-term liabilities on the consolidated balance sheets. However, future events, such as new information, changes in existing Environmental Laws or their interpretation, and more vigorous enforcement policies of regulatory agencies, may give rise to additional expenditures or liabilities that could be material. For all purposes of the discussion under this caption and elsewhere in this report, it should be noted that we take and have taken the position that neither PAHC nor any of our subsidiaries is liable for environmental or other claims made against one or more of our other subsidiaries or for which any of such other subsidiaries may ultimately be responsible.
Claims and Litigation
Certain customers have claimed damages to their poultry resulting from the use of one of our animal health products. We believe we are entitled to coverage for the claimed damages under our insurance policies, above any applicable self-insured retention or deductible. Our insurance carrier thus far has refused to cover the damages claimed and has denied coverage. We have taken actions to enforce our rights under the policies and believe we are likely to prevail. We have accrued a $5,600 liability for the claims presented by our customers and have recorded a $5,350 asset for recovery under these insurance policies. Our judgment that we will be successful in obtaining coverage under our insurance policies for the customers’ claims is based on the policy language and relevant case law precedents.
PAHC and its subsidiaries are party to a number of claims and lawsuits arising out of the normal course of business including product liabilities, payment disputes and governmental regulation. Certain of these actions seek damages in various amounts. In many cases, such claims are covered by insurance. We believe that none of the claims or pending lawsuits, either individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, cash flows or liquidity.
9.
  Income Taxes
The tax provision is comprised primarily of foreign withholding taxes and income taxes relating to certain profitable foreign jurisdictions. We generated a taxable loss from our domestic operations and established a valuation allowance to offset the income tax benefit. The tax provision for the three months ended December 31, 2013, included a benefit of $1,298 from the recognition of certain previously unrecognized tax benefits. The tax benefit for the three months ended December 31, 2012, included a benefit of $7,995, which is the result of a reversal of a portion of our previously established deferred tax valuation allowance. The reversal was required to offset deferred tax liabilities established as part of the acquisition of OGR and its intangible assets.
Historically, the Company intended to indefinitely reinvest foreign earnings outside of the United States. During the quarter ended December 31, 2013, the Company reviewed the ongoing cash needs of its foreign subsidiaries and determined that $25,000 was not needed for reinvestment in our Israel subsidiaries and could be remitted to the United States. Based on this review, the indefinite reinvestment assertion was changed solely with respect to these earnings. Accordingly, the Company recorded a deferred tax liability of $8,750, which was fully offset by a corresponding decrease in its U.S. valuation allowance. As part of this change in the indefinite reinvestment assertion, the Company also recorded $3,425 of foreign withholding taxes. All remaining undistributed earnings of foreign subsidiaries are expected to be permanently reinvested as they are required to fund needs outside the United States. Provision has not been made for U.S. or additional foreign taxes on the undistributed earnings of foreign subsidiaries, which continue to be permanently reinvested. It is not practicable at this time to determine the amount of income tax liability that would result should such earnings be repatriated.
We review the realizability of our deferred tax assets on a quarterly basis, or whenever events or changes in circumstances indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity recording the net deferred tax

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

asset are considered, along with any other positive or negative evidence. Since future financial results may differ from previous estimates, periodic adjustments to our valuation allowances may be necessary. In the three months ended December 31, 2013, we determined that it was more likely than not that the deferred tax assets of our South Africa subsidiary would not be realizable. Therefore, we recorded a $161 valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized.
Our Israel subsidiaries are currently under examination for the fiscal years 2009 through 2012. We expect the examinations will conclude within the next twelve months, the impact of which is not expected to be significant to our consolidated financial statements.
10.
  Derivatives
The fair value of these derivative instruments is determined based upon pricing models using observable market inputs for these types of financial instruments (level 2 inputs per ASC 820).
At December 31, 2013 significant outstanding derivatives employed to manage market risk and designated as cash flow hedges were as follows:

	Hedge	Notional Amount at December 31, 2013	Fair value as of
Instrument			December 31, 2013	June 30, 2013
Options	Brazilian Real calls	R$94,500	$159	$365
Options	Brazilian Real puts	(R$94,500)	$(661)	$(1,004)

The unrecognized gains (losses) at December 31, 2013 are unrealized and will fluctuate depending on future exchange rates until the underlying contracts mature. Of the $(502) of unrecognized gains (losses) on derivative instruments included in accumulated other comprehensive income (loss) at December 31, 2013, the Company anticipates approximately $(512) of the current fair value would be recorded in earnings within the next twelve months. The Company recognizes gains (losses) on derivative instruments as a component of cost of goods sold when the hedged item is sold. The Company hedges forecasted transactions for periods not exceeding the next twenty-four months.
11.
  Fair Value Measurements
In assessing the fair value of financial instruments at December 31, 2013, the Company has used a variety of methods and assumptions which were based on estimates of market conditions and risks existing at the time.
Current Assets and Liabilities
The carrying amounts of cash and cash equivalents, trade receivables, trade payables and short-term debt are considered to be representative of their fair value because of the current nature of these investments.
Long Term Debt
The fair values of the Senior Notes are estimated based on quoted broker prices (level 2 inputs per ASC 820) and the fair values of the term loans are estimated based on quoted yields for the Senior Notes which are similar in structure, maturity and interest rate (level 2 inputs per ASC 820).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of	December 31, 2013	June 30, 2013
Carrying values
9.25% senior notes due July 1, 2018	$300,000	$300,000
Less unamortized original issue discount	(2,204)	(2,402)
	297,796	297,598
Term loan payable to Mayflower due December 31, 2016	24,000	24,000
Less unamortized discount	—	—
	24,000	24,000
Term loan payable to BFI due August 1, 2014	10,000	10,000
Less unamortized discount	(68)	(126)
	9,932	9,874
Term note payable to Teva due annually through January 29, 2013	—	—
Less unamortized imputed interest	—	—
	—	—
Fair values
9.25% senior notes due July 1, 2018	$320,250	$322,500
Term loan payable to Mayflower due December 31, 2016	27,302	26,968
Term loan payable to BFI due August 1, 2014	10,430	10,644
Term note payable to Teva due annually through January 29, 2013	—	—

12.
  Business Segments
The Animal Health segment manufactures and markets products for the poultry, swine, cattle, dairy, aquaculture and ethanol markets. The business includes net sales of medicated feed additives and other related products, nutritional specialty products and vaccines. The Mineral Nutrition segment manufactures and markets trace minerals for the cattle, swine, poultry and pet food markets. The Performance Products segment manufactures and markets a variety of products for use in the personal care, automotive, industrial chemical and chemical catalyst industries.
We evaluate performance and allocate resources based on the Animal Health, Mineral Nutrition and Performance Products segments. Certain of our costs and assets are not directly attributable to these segments. We do not allocate such items to the principal segments because they are not used to evaluate their operating results or financial position. Corporate costs include the departmental operating costs of the Board of Directors, the Chairman and President, the Chief Executive Officer, the Chief Financial Officer, the General Counsel, the Senior Vice President of Human Resources, the Chief Information Officer and the Business Development function. Costs include the executives and their staffs and include compensation and benefits, outside services, professional fees and office space. Assets include certain cash and cash equivalents, debt issue costs and certain other assets.
The accounting policies of our segments are the same as those described in the summary of significant accounting policies.
During our fiscal quarter ended December 31, 2013, we reorganized our reportable segments for financial reporting to better align them with how we currently review operating results for purposes of allocating resources and managing performance. We created two new reportable segments, the Animal Health segment and the Mineral Nutrition segment, and eliminated the Animal Health & Nutrition (AH&N) segment. The Animal Heath segment consists of the business units within the former AH&N segment, excluding the Mineral Nutrition business unit, which is now a separate reportable segment. In

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accordance with ASC No. 280, “Segment Reporting” (“ASC 280”), we have reclassified all amounts to conform to our new reportable segment presentation.

	Three Months		Six Months
For the Periods Ended December 31	2013	2012	2013	2012
Net sales
Animal Health	$107,966	$94,236	$209,137	$190,364
Mineral Nutrition	50,633	52,892	96,819	102,684
Performance Products	14,143	17,031	29,014	33,217
	$172,742	$164,159	$334,970	$326,265
Operating income
Animal Health	$20,872	$16,185	$41,236	$32,798
Mineral Nutrition	2,265	2,605	4,113	4,725
Performance Products	1,013	1,763	2,019	2,845
Corporate	(7,132)	(6,397)	(13,953)	(13,003)
	$17,018	$14,156	$33,415	$27,365
Depreciation and amortization
Animal Health	$3,650	$3,331	$7,393	$6,821
Mineral Nutrition	613	570	1,225	1,140
Performance Products	90	63	180	126
Corporate	939	658	1,695	1,231
	$5,292	$4,622	$10,493	$9,318

As of	December 31, 2013	June 30, 2013
Identifiable assets
Animal Health	$366,096	$354,422
Mineral Nutrition	63,012	62,933
Performance Products	21,595	21,710
Corporate	30,125	35,077
	$480,828	$474,142

All goodwill is included in the Animal Health segment.

Through and including            , 2014, (the 25th day after the date of this prospectus), all dealers effecting transactions in the Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
11,765,000 Shares

Phibro Animal Health Corporation
Class A Common Stock

P R O S P E C T U S

BofA Merrill Lynch
Morgan Stanley
Barclays
Guggenheim Securities
Macquarie Capital
Cantor Fitzgerald & Co.
           , 2014

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses, other than the underwriting discounts payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount
SEC registration fee	$31,368
FINRA filing fee	37,031
Listing fee	150,000
Printing expenses	175,000
Accounting fees and expenses	1,000,000
Legal fees and expenses	1,100,000
Transfer Agent and Registrar fees and expenses	4,500
Advisory fee	1,000,000
Miscellaneous expenses	200,000
Total	$3,697,899

Item 14. Indemnification of Officers and Directors.
Prior to the completion of this offering, the registrant will be reincorporated as a Delaware corporation. Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.
Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.
Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.
Item 15. Recent Sales of Unregistered Securities
Set forth below in chronological order is certain information regarding securities issued by the Registrant during the three years preceding the filing of this registration statement in transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), including the consideration, if any, received by the Registrant for such issuances. None of these transactions involved any underwriters or any public offerings. Each of these transactions was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. With respect to each transaction listed below, no general solicitation was made by either the Registrant or any person acting on its behalf; the recipient of our securities agreed that the securities would be subject to the standard restrictions applicable to a private placement of securities under applicable state and federal securities laws; and appropriate legends were affixed to the certificates issued in such transactions.
On July 9, 2010, the Registrant issued $275.0 million aggregate principal amount of 9.25% senior notes due 2018. The initial purchasers were Bank of America Securities LLC, Morgan Joseph & Co. Inc. and Imperial Capital LLC.
On January 20, 2011, the Registrant issued $25.0 million aggregate principal amount of 9.25% senior notes due 2018. The sole initial purchaser was Merrill Lynch, Pierce, Fenner & Smith Incorporated.
The aggregate discounts received by the initial purchasers for the 2010 and 2011 sales of senior notes was $4,225,000.
Item 16. Exhibits
(1)
  Exhibits:
The exhibit index attached hereto is incorporated herein by reference.
(2)
  Financial Statement Schedules:
No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.
Item 17. Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby further undertakes that:
i)
  For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
ii)
  For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Teaneck, State of New Jersey, on April 10, 2014.
PHIBRO ANIMAL HEALTH CORPORATION
By:
  /s/ Thomas G. Dagger

Name:
  Thomas G. Dagger
Title:
  Senior Vice President, General Counsel and Corporate Secretary
* * * *
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
* Jack C. Bendheim	Chairman, President and Chief Executive Officer (principal executive officer)	April 10, 2014
* Richard G. Johnson	Chief Financial Officer (principal financial and accounting officer)	April 10, 2014
* Gerald K. Carlson	Director	April 10, 2014
* Daniel M. Bendheim	Director	April 10, 2014
* E. Thomas Corcoran	Director	April 10, 2014
* Sam Gejdenson	Director	April 10, 2014
* Ken Hanau	Director	April 10, 2014
* Mary Lou Malanoski	Director	April 10, 2014
* Carol A. Wrenn	Director	April 10, 2014
*By: /s/ Thomas G. Dagger Thomas G. Dagger Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of Phibro Animal Health Corporation.
3.2*	Form of Amended and Restated Bylaws of Phibro Animal Health Corporation.
4.1*	Indenture, dated July 9, 2010, as amended and supplemented, by and among Phibro Animal Health Corporation, the guarantors named therein and HSBC Bank USA, National Association, as Trustee.
4.2*	First Supplemental Indenture, dated as of January 25, 2011, by and among Phibro Animal Health Corporation, the Guarantors named therein and HSBC Bank USA, National Association.
4.3*	Second Supplemental Indenture, dated as of January 31, 2011, by and among Phibro Animal Health Corporation, the Guarantors named therein and HSBC Bank USA, National Association.
4.4*	Third Supplemental Indenture, dated as of March 6, 2013, by and among Phibro Animal Health Corporation, the Guarantors named therein and HSBC Bank USA, National Association.
4.5*	Stockholders Agreement, dated as of March 12, 2008, as amended, by and among Phibro Animal Health Corporation, BFI Co., LLC and 3i Quoted Private Equity Limited.
4.6*	Addendum to Stockholders Agreement, dated April 28, 2009, by and between Phibro Animal Health Corporation and 3i Group plc.
4.7*	Addendum to Stockholders Agreement, dated June 16, 2009, by and between Phibro Animal Health Corporation and Mayflower L.P.
4.8*	Form of Registration Rights Agreement between Phibro Animal Health Corporation and Mayflower L.P., dated as of .
4.9*	Form of Registration Rights Agreement between Phibro Animal Health Corporation and BFI Co., LLC, dated as of .
4.10*	Form of Termination of Stockholders Agreement.
4.11*	Consultancy Agreement, dated March 31, 2008, between 3i Investments plc and Phibro Animal Health Corporation.
4.12*	Form of Termination of Consultancy Agreement.
5.1*	Opinion of Kirkland & Ellis LLP.
10.1*	Credit Agreement, dated as of August 31, 2010, by and among Phibro Animal Health Corporation, Bank of America, N.A. and the other lenders party thereto.
10.2*	Amendment No. 1 to the Credit Agreement, dated as of December 23, 2010, among Phibro Animal Health Corporation, Bank of America, N.A. and the other lenders party thereto.
10.3*	Waiver and Amendment No. 2 to the Credit Agreement, dated as of August 11, 2011, by and among Phibro Animal Health Corporation, Bank of America, N.A. and the other lenders party thereto.
10.4*	Amendment No. 3 to the Credit Agreement, dated as of April 19, 2013, by and among Phibro Animal Health Corporation, Bank of America, N.A. and the other lenders party thereto.
10.5*	Amendment No. 4 to the Credit Agreement, dated as of February 28, 2014, by and among Phibro Animal Health Corporation, Bank of America, N.A. and the other lenders party thereto.
10.6*	Amended and Restated Term Loan Agreement, dated as of June 24, 2010, by and among Phibro Animal Health Corporation, the Guarantors named therein and BFI Co., LLC.
10.7*	Supplement to Amended and Restated Term Loan Agreement, dated as of February 4, 2013, by and among BFI Co., LLC, Phibro Animal Health Corporation and the other parties listed therein.
10.8*	Common Stock Purchase Warrant, dated as of January 29, 2009.
10.9*	Amended and Restated Term Loan Agreement, dated as of June 24, 2010, by and among Phibro Animal Health Corporation, the Guarantors named therein and Mayflower L.P.
10.10*	Amendment to Amended and Restated Term Loan Agreement, dated as of January 18, 2011, by and among Mayflower L.P., Phibro Animal Health Corporation and the other parties listed therein.

Exhibit No.	Description
10.11*	Supplement to Amended and Restated Term Loan Agreement, dated as of January 29, 2013, by and among Mayflower L.P., Phibro Animal Health Corporation and the other parties listed therein.
10.12*	Second Amendment to Amended and Restated Term Loan Agreement, dated as of February 11, 2013, by and among Mayflower L.P., Phibro Animal Health Corporation and the other parties listed therein.
10.13*	Credit Limit Agreement in Foreign Currency Current Loan Account, dated as of January 14, 2014, between Mizrahi-Tefahot Bank Ltd. and Koffolk (1949) Ltd. (translated from Hebrew).
10.14*	Letter of Undertaking, dated as of June 7, 2010, between Mizrahi-Tefahot Bank Ltd. and Koffolk (1949) Ltd. Company No. 510057607 (translated from Hebrew).
10.15*	Credit Limit Letter, dated as of December 24, 2013, between Union Bank of Israel Ltd. and Koffolk (1949) Ltd. (translated from Hebrew).
10.16*	Letter of Undertaking, dated as of January 27, 2009, between Union Bank of Israel Ltd. and Koffolk (1949) Ltd. (translated from Hebrew).
10.17*	Unprotected Lease Agreement, dated January 26, 2011, by and between Samaria Carpets Ltd. and ABIC Biological Laboratories Ltd. (translated from Hebrew).
10.18*	Employment Agreement, dated March 27, 2014, by and between Jack C. Bendheim and Phibro Animal Health Corporation.
10.19*	Employment Agreement, dated March 27, 2014, as amended, between Gerald K. Carlson and Phibro Animal Health Corporation.
10.20*
Employment Offer Letter, dated May 2, 2008, by and between Larry L. Miller and Phibro Animal Health Corporation, including confidentiality and nondisclosure, employee invention, and noncompetion and nonsolicitation agreements dated as of May 2, 2008.

10.21*	Clarifying Amendment to Employment Offer Letter, dated December 21, 2009, by and between Larry L. Miller and Phibro Animal Health Corporation.
10.22*	Amendment to Employment Offer Letter, dated December 15, 2011, by and between Larry L. Miller and Phibro Animal Health Corporation.
10.23*	Phibro Animal Health Corporation 2008 Incentive Plan.
10.24*	Form of Phibro Animal Health Corporation Management Incentive Plan.
10.25*	Phibro Animal Health Corporation Retirement Income and Deferred Compensation Plan, as amended and restated as of April 15, 2009.
10.26*	Phibro Animal Health Corporation Executive Income Deferred Compensation Agreement, dated as of March 1, 1990.
10.27*	Form of Agreement and Plan of Merger.
10.28*	Form of 2009 Stock Option Grant Agreement.
10.29*	Form of 2013 Stock Option Grant Agreement.
10.30*	Form of Exchange Agreement by and between BFI Co., LLC and Phibro Animal Health Corporation, and acknowledged by Mayflower Limited Partnership.
10.31*	Credit Agreement, dated as of , among Phibro Animal Health Corporation, Bank of America, N.A. and the lenders party thereto.
10.32*	Form of Indemnification Agreement.
21.1*	List of Subsidiaries of Phibro Animal Health Corporation.
23.1*	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page of this Registration Statement).

*
  Previously filed.